CapitaLand Limited
168,Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

7 February 2007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

SUPPL

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 4 January 2007 till 31 January 2007, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

Encs

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CapitaLand

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List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Companies in members' voluntary liquidation (A) The Raffles Company (1997) Pte Ltd (B) Raffles Company (Europe) Pte Ltd"	4 Jan 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Compulsory Acquisition of Shares in Raffles Holdings Limited by CapitaLand Limited"	5 Jan 2007	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited - "News release by Quill Capita Trust - Quill Capita Trust posted 17% premium over its retail offer price of RM0.84 on the close of its first day of trading"	8 Jan 2007	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand signs Share Purchase Agreement for a prime integrated leisure and entertainment development project in Macau"	9 Jan 2007	For Public Relations Purposes
Press release (both in English and Chinese version) by Macao Studio City ("MSC") and speech by Mr Liew Mun Leong, President & CEO of CapitaLand Limited at the groundbreaking ceremony of MSC	10 Jan 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Kestrel Pte. Ltd."	10 Jan 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of indirect wholly-owned subsidiary, Phoenix Realty Pte. Ltd."	11 Jan 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Increase in registered capital of indirect wholly-owned subsidiary, CapitaLand (China) Investment Co., Ltd"	11 Jan 2007	SGX-ST Listing Manual
Announcement by Ascott Residence Trust Management Limited - "Completion of acquisition of 20 percent of the issued share capital in each of (A) East Australia Trading Company (S) Pte Ltd; and (B) East Australia Trading Company Limited"	12 Jan 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Divestment of indirect wholly-owned subsidiary, CapitaRetail China Developments (B) Pte. Ltd."	15 Jan 2007	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand's China retail footprint on track to more than double to over 70 malls with 6 new acquisitions and MOUs signed"	15 Jan 2007	For Public Relations Purposes
Announcement by CapitaRetail China Trust Management Limited – "Waiver from Rule 705(1) of the Listing Manual in relation to the announcement of FY2006 results"	15 Jan 2007	For Public Relations Purposes

CapitaLand

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Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Presentation slides - Macao Studio City & CapitaLand ILEC" presented to media/analysts on 16 January 2007 at 12.30pm at Capital Tower"	16 Jan 2007	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited - "Completion of acquisition of 20 percent of the issued share capital in each of (A) East Australia Trading Company (S) Pte Ltd; and (B) East Australia Trading Company Limited"	17 Jan 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Clarification statement on Business Times article – Samsung Hub"	18 Jan 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Compulsory Acquisition of Shares in Raffles Holdings Limited"	22 Jan 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Japan Residence One Y.K."	22 Jan 2007	SGX-ST Listing Manual
Announcement by CapitaRetail China Trust Management Limited - "Response to SGX-ST's query regarding substantial increase in price"	24 Jan 2007	For Public Relations Purposes
Announcement and news release by Ascott Residence Trust Management Limited - "(1) Unaudited results for the period ended 31 December 2006; and (2) ART's full year net distributable income 8 percent above forecast"	24 Jan 2007	For Public Relations Purposes
Announcement and news release by Ascott Residence Trust Management Limited - "Acquisitions - Somerset Azabu East Tokyo, Somerset Roppongi Tokyo and Somerset Chancellor Court"	24 Jan 2007	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited - "Sale of 60 percent of the issued share capital of East Australia Company Trading (S) Pte Ltd"	24 Jan 2007	For Public Relations Purposes
Announcement by CapitaRetail China Trust Management Limited - "Supplemental response to SGX-ST's query regarding substantial increase in price"	24 Jan 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Foshan Xin Fo Chen Real Estate Development Co. Ltd."	24 Jan 2007	SGX-ST Listing Manual
Announcement by Ascott Residence Trust Management Limited - "(1) Notice of books closure and distribution payment date; and (2) Asset Valuation"	24 Jan 2007	For Public Relations Purposes
Announcement and news release by CapitaMall Trust Management Limited – "(1) 2006 full year unaudited financial statement and distribution announcement; and (2) CMT achieves 23.7% higher fourth quarter 2006 DPU and 14.3% higher DPU growth year-on-year"	25 Jan 2007	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Asset Valuation"	25 Jan 2007	For Public Relations Purposes

CapitaLand

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Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries (A) Ellery Pte. Ltd. (B) Eider Pte. Ltd."	25 Jan 2007	SGX-ST Listing Manual
Announcement and news release by CapitaCommercial Trust Management Limited - "(1) 2006 full year unaudited financial statement and distribution announcement; and (2) CCT's DPU grows a robust 16% for 4Q 2006"	26 Jan 2007	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Asset Valuation"	26 Jan 2007	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Announcements by Quill Capita Trust - 4th Quarter Financial Results ended 31 December 2006 and Notice of Book Closure"	26 Jan 2007	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited "Approval in-principle for the listing of new units"	29 Jan 2007	For Public Relations Purposes
Announcement by CapitaRetail China Trust Management Limited – "Waiver from Rule 707(2) of the Listing Manual in relation to issuance of annual report"	29 Jan 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Presentation slides – CapitaLand – Update on Singapore Residential Market 2007"	29 Jan 2007	For Public Relations Purposes
Announcement and news release by Ascott Residence Trust Management Limited – "Extraordinary General Meeting of Unitholders of Ascott Residence Trust"	30 Jan 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Date of release of 2006 4th Quarter and Full-Year Financial Results"	30 Jan 2007	SGX-ST Listing Manual
Announcement and news release by The Ascott Group Limited - "Ascott enters into new joint venture with Mitsubishi Estate Co., Ltd in Japan to own and operate proposed serviced residence, "Citadines Tokyo Shinjuku"	30 Jan 2007	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand appoints Jennie Chua as Chief Strategic Relations Officer"	31 Jan 2007	For Public Relations Purposes
Announcement and news release by CapitaLand Limited – "Appointment of Chief Investment Officer"	31 Jan 2007	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by The Ascott Group Limited – "Completion of acquisition of a 40-percent interest in Bangalore joint venture company - Somerset Whitefield Property"	31 Jan 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Disposal of entire stake in associated company, Alpine Return Sdn. Bhd."	31 Jan 2007	SGX-ST Listing Manual

S:\Sec\ADR\2007\Jan 2007.doc

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPANIES IN MEMBERS' VOLUNTARY LIQUIDATION
(A) THE RAFFLES COMPANY (1997) PTE LTD
(B) RAFFLES COMPANY (EUROPE) PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect subsidiaries incorporated in Singapore, The Raffles Company (1997) Pte Ltd ("TRCPL") and Raffles Company (Europe) Pte Ltd ("RCEPL") have been placed under members' voluntary liquidation.

The voluntary liquidation of TRCPL and RCEPL are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
4 January 2007

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 198900036N

ANNOUNCEMENT

COMPULSORY ACQUISITION OF SHARES IN RAFFLES HOLDINGS LIMITED BY CAPITALAND LIMITED

CapitaLand Limited ("**CapitaLand**") refers to its announcement on 11 December 2006 in relation to its compulsory acquisition of shares in Raffles Holdings Limited ("**RHL**").

CapitaLand wishes to inform that following the despatch of its letter of 11 December 2006 to the existing shareholders of RHL with regard to CapitaLand's exercise of its right of compulsory acquisition under Section 215(1) of the Companies Act, Chapter 50 of Singapore ("**Companies Act**"), a shareholder of RHL has requested for a statement of the names and addresses of all the other shareholders of RHL pursuant to Section 215(2) of the Companies Act. CapitaLand has posted the aforesaid statement to that shareholder today.

Based on Section 215(2) of the Companies Act, CapitaLand will be entitled to exercise its right of compulsory acquisition 14 days after the posting of such statement to that shareholder. In view of the above, CapitaLand will exercise its right of compulsory acquisition on 20 January 2007.

By Order of the Board

Low Sai Choy
Company Secretary
5 January 2007

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Jan-2007 19:45:19
Announcement No.	00156

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "News release by Quill Capita Trust - Quill Capita Trust posted 17% premium over its retail offer price of RM0.84 on the close of its first day of trading"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.QCT.Annc.8Jan07.pdf Total size = **188K** (2048K size limit recommended)

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* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (As manager of CCT)
Date & Time of Broadcast	08-Jan-2007 19:30:22
Announcement No.	00154

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release By Quill Capita Trust - Quill Capita Trust posted 17% premium over its retail offer price of RM0.84 on the close of its first day of trading.
Description	The news release issued by Quill Capita Management Sdn Bhd, as manager of Quill Capita Trust, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of Quill Capita Trust.
Attachments:	QCT_Listing_news_release.pdf Total size = **87K** (2048K size limit recommended)

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Quill Capita Trust

NEWS RELEASE
For Immediate Release

Quill Capita Trust posted 17% premium over its retail offer price of RM0.84 on the close of its first day of trading
First new listing, first REIT in 2007

Kuala Lumpur, Monday, 8 January 2007: Quill Capita Trust, the Real Estate Investment Trust (REIT) collaboration between two established property players – the Quill Group of Companies (Quill) and the CapitaLand Group (CapitaLand) – is listed today on the Main Board of Bursa Malaysia Securities Berhad.

Quill Capita Trust, the first new listing for the year, posted a 17% premium over its retail offer price of RM0.84 on the close of its first day of trading. Earlier, Quill Capita Trust's Initial Public Offering (IPO) received an enthusiastic response from institutional and retail investors with subscriptions of 12.41 and 7.6 times respectively. The institutional offering consisted of a total number of 83,384,000 units fixed at RM0.92 per unit at the highest end of the bookbuilding range while 11,090,000 units were offered to the Malaysian public at RM0.84 per unit. Quill Capita Trust is managed by Quill Capita Management Sdn Bhd (QCM).

Present at the listing ceremony were QCM Chairman, Tan Sri Datuk Dr Ahmad Tajuddin Ali; CapitaLand Group President and Chief Executive Officer, Liew Mun Leong; Quill Group of Companies Directors, Dato' Jennifer Low and Dato' Michael Ong; and QCM Chief Executive Officer, Chan Say Yeong as well as members of the Board of QCM.

According to Liew, the Malaysian real-estate market is undergoing a stage of rapid growth and CapitaLand is committed to its development. "CapitaLand believes that Malaysia will continue to sustain its strong economic performance and will seek to grow our investments through Quill Capita Trust. To underline our commitment, we have established the US$250 million (RM883 million) Malaysia Commercial Development Fund with the Maybank Group to provide Quill Capita Trust with access to a pipeline of completed properties."

Dato' Michael expressed similar sentiments, saying Quill's partnership with CapitaLand made the REIT an attractive value proposition to investors as it combined the strengths of both companies. "Quill has built a reputation for design-led, purpose-built buildings and facilities for multinational tenants while CapitaLand is one of the most experienced property developers in the region, having pioneered four REITs in Singapore."

"By working closely together, we have managed to achieve a couple of firsts after many hours of hard work and dedication. Quill Capita Trust is the first REIT listed in 2007, as well as the first listing for Bursa Malaysia this year," added Dato' Michael Ong.

- Ends -

About Quill Capita Trust

Quill Capita Trust is a Real Estate Investment Trust (REIT), established through a trust deed dated 9 October 2006. Managed by Quill Capita Management Sdn Bhd (QCM), the main thrust of Quill Capita Trust's activities include acquiring and investing in commercial properties in Malaysia to provide unitholders with long-term and sustainable distribution of income as well as capital growth potential. Current properties under Quill Capita Trust include four buildings in Cyberjaya.

About Quill Group of Companies

The Quill Group is an established one-stop resource in the business of financing, fast-track design, construction and lease-back of purpose-built buildings and facilities to both Malaysian and multinational companies within the Multimedia Super Corridor and elsewhere. Its specialty lies in the integration of IT and M&E requirements in the built- to-suit environment. Examples of these are data centres, call centres and business process outsourcing centres.

Established in 1987, Quill is a reputable multi-disciplinary company in Malaysia, with its in-house teams of architects, engineers, space planners, builders and interior designers. Quill also owns furniture factories and a construction company.

Its track record includes the ownership, design, construction and lease-back of the HSBC Global Electronic Processing Centre, the BMW Headquarters and Regional Group Data Centre, and the DHL Global Information Services Centres. These are amongst the largest facilities in Cyberjaya.

About CapitaLand Group

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

Issued by Fleishman-Hillard Kuala Lumpur on behalf of Quill Capita Management
For media enquiries, please contact:
Joycelyn Lee / Zaridah Zainal Azman
Tel: 03-6411 9133
Fax: 03-6411 9122
Email: joycelyn.lee@fleishman.com / jida.zainalazman@fleishman.com

CapitaLand

For Immediate Release
9 January 2007

NEWS RELEASE

CapitaLand signs Share Purchase Agreement for a prime integrated leisure and entertainment development project in Macau

Singapore, 9 January 2007 – CapitaLand Limited (CapitaLand) has signed a Share Purchase Agreement with eSun Holdings Limited, one of Asia's leading media and entertainment companies and an associate company of Lai Sun Development, a leading hotel and property developer. The Agreement effectively gives CapitaLand a 20% strategic interest in a prime integrated leisure and entertainment development project in Macau to be named Macao Studio City. This will be CapitaLand's first investment in Macau.

The remaining interests in the project will be held by eSun Holdings (40%) and by New Cotai, LLC (40%). The latter is a consortium of US-based investors including David Friedman, a veteran resort and gaming developer who will be the co-Chairman and co-Chief Executive Officer of Macao Studio City; and the private US-based investment firms, Silver Point Capital, L.P, and Oaktree Capital Management, LLC.

The share acquisition cost for CapitaLand's 20% effective interest is HK$658 million (S$132 million), based on the current approved plot ratio. Application to further increase the plot ratio for the development is currently in progress and the total share acquisition cost will be adjusted to reflect such increase subject to a maximum share acquisition cost of HK$1.118 billion (S$240 million). Macao Studio City sits on a 1.4 million square feet site which is strategically located on the Cotai Strip, next to the new Lotus Bridge immigration checkpoint linking the development directly to mainland China through Zhuhai.

The partners in the joint venture currently plan to build and own Asia's first leisure resort property uniquely combining theatre, television and film production facilities, retail, gaming, entertainment and world-class hotels. The partners will undertake the development of Macao Studio City, and will in due course select the right operators - such as for the hotels, casino, and the retail - to operate the individual components of the property.

The development is located on the Cotai Strip, a reclaimed land between the islands of Taipa and Coloane which is quickly establishing itself as Macau's main entertainment and

gaming hub. The total gross floor area of the project is expected to reach 6 million square feet or more when the two phases of the project are fully developed. The groundbreaking ceremony will be held tomorrow and Phase 1 of the project is expected to be completed by 2009. Details of Phase 2 will be announced after approval is obtained from the Macau authorities.

Mr Liew Mun Leong, President and CEO of CapitaLand Group said: "This joint venture provides CapitaLand an opportunity to enter into Macau to capitalize on the tremendous growth potential of Macau as it rapidly transforms itself into the "Las Vegas of the East" - a leading destination not just for gaming, but also for leisure and entertainment. This Macau JV project will be a cornerstone project to further develop our Integrated, Leisure and Conventions ("ILEC") business. We are very pleased to be in partnership with strong and complementary partners, eSun and New Cotai in this venture. CapitaLand intends to contribute to the partnership, our property development and management capability for such large scale integrated projects to help deliver an exciting and unique new landmark in Macau."

About Macau

Macau has an area of 27 square kilometres and comprises the Macau Peninsula, the islands of Taipa and Coloane, and Cotai strip, a reclaimed site. It is an hour's ferry ride from Hong Kong and adjacent to Zhuhai which is located in China's Guangdong Province. Macau together with Hong Kong and Guangdong Province form the Pearl River Delta area which is currently experiencing tremendous growth. Once major infrastructural projects, such as the Hong Kong - Zhuhai - Macau Bridge, are completed, the travel time between Macau and Hong Kong will be reduced significantly.

With a population of about half a million, the key driver for growth is tourism which is driven by the rise of China's economic fortunes. Moreover, the favourable immigration policy and growing demand from the expatriates, mainland Chinese and from the increasingly wealthy local market will continue to strengthen its economic sector.

In the first 11 months of 2006, visitors totaled 19.8 million, up 16.4% year on year. Retail sales has grown up by 19% in the first three quarters of 2006 to MOP7.67 billion (S$1.55 billion) and projected to reach about MOP 10 billion (S$2 billion) for the whole year of 2006. Visitors from mainland China continued to be the biggest spenders with an average spend of MOP 2,898 (S$585) per capita, which is about twice that of tourists from other countries. The gaming industry is the linchpin of the Macanese economy, raking in MOP 45.8 billion (S$9.26 billion) in gaming revenue in 2005 just 5% less than Las Vegas Strip. For the first

three quarters of 2006, Macau's gaming revenue has even surpassed that of Las Vegas Strip over the same period, rising by 15.6% year on year to MOP 39.3 billion (S$7.94 billion).

About CapitaLand Group (www.capitaland.com.sg)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

Issued by : **CapitaLand Limited *(Regn. No.: 198900036N)***
Date : **9 January 2007**

Media Contact
Julie Ong
Communications
HP : (65) 97340122
Email : julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	10-Jan-2007 14:42:56
Announcement No.	00028

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Macao Studio City
Description	The attached press release (both in English and Chinese version) by Macao Studio City ("MSC") and the speech by Mr Liew Mun Leong, President and Chief Executive Officer of CapitaLand Limited ("CapitaLand") at the groundbreaking ceremony of MSC, are for information. CapitaLand has a 20% strategic interest in MSC.
Attachments:	MSC.pressrelease.chineseversion.9Jan07.pdf MSC.pressrelease.9Jan07.pdf LML.speech.9Jan07.pdf Total size = **378K** (2048K size limit recommended)

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【星麗門】於澳門路氹異軍突起
展現亞洲強勢星級魅力

亞洲首個結合影視購物娛樂及豪華住宿設施
之世界級度假綜合項目

澳門，2007 年 1 月 10 日 – 【星麗門】(Macao Studio City)是亞洲首個結合劇院、影視製片場、購物商場、娛樂與世界級豪華酒店於一身的娛樂度假綜合項目，今天在澳門路氹隆重舉行動土典禮。

【星麗門】由 Cyber One Agents Limited 全力發展。 Cyber One Agents Limited 乃香港豐德麗控股有限公司(上市編號：571)透過其附屬公司東亞衛視有限公司與 New Cotai LLC 之合營項目，兩者分別持有百份之六十及百份之四十股權。

豐德麗控股有限公司是亞洲規模最龐大的傳媒及娛樂集團之一，亦是頂尖的酒店及物業發展商麗新發展有限公司(上市編號：488)的合夥公司(兩者同屬香港麗新集團成員)。上述東亞衛視有限公司，由新加坡的 CapitaLand 與豐德麗控股有限公司合資經營，前者持有該公司 33.3%股權。

New Cotai LLC 由多個美國投資者合資組成，包括：現任【星麗門】聯合主席、擁有豐富經營國際賭場度假業經驗，並把拉斯維加斯金沙賭場引進澳門的 Mr. David Friedman；以及由美資私人投資公司 Silver Point Capital, L.P.及全球性獨立投資公司 Oaktree Capital Management, LLC. 管理的基金。

【星麗門】聯合主席暨麗新集團主席林建岳先生於動土典禮上表示：「【星麗門】是豐德麗控股有限公司在澳門旅遊及娛樂事業上，實踐宏願的一個重大里程碑。這個宏願，萌芽於 2001 年，當年我們購入了路氹這片土地，四周尚未發展。但我們對澳門的前景懷抱長遠信心，願意投放大量資源建設這個旗艦項目。【星麗門】不但是豐德麗控股有限公司的重點投資項目，更代表了我們對建設澳門的承諾。」

【星麗門】位處澳門路氹新發展地帶，佔地約 35 英畝，毗鄰爲連接澳門路氹與珠海橫琴島的蓮花口岸旅客邊境大樓。

集世界級製片場、娛樂設施及 Studio Retail™ 購物商場於一身的【星麗門】綜合項目，總樓面面積約 600 萬平方呎，由想像力豐富、於拉斯維加斯聲名顯赫的國際知名娛樂及博彩場所設計師保羅仕文先生(Mr. Paul Steelman)設計。保羅曾先後與 MGM Mirage、拉斯維加斯金沙賭場、喜來登、凱悅及 Harrah's 等公司合作。

【星麗門】娛樂設施規模龐大，當中包括一間設有 2,300 個座位的娛樂劇院、一個可容納 4,700 人的大型會議展覽場館，先進的影視製作設施，以及與世界首屈一指的購物商場發展及管理巨擘塔伯曼公司(Taubman Centers, Inc.)合作營運、面積廣達 140 萬平方呎的 Studio Retail™ 購物商場。

Studio Retail™ 將透過遍佈商場各處的精彩現場表演及時尚節目安排，全面革新亞洲購物消閒文化，爲商場注入新動力。Studio Retail™ 獲得豐德麗與塔伯曼公司的全力支援，前者在電影、音樂製作、藝人經理人等業務上擁有強大優勢，而後者則在創造高質素零售環境方面多番締造驕人成績，包括大西洋城的 The Pier at Caesar's、拉斯維加斯未來的 MGM MIRAGE CityCenter 零售區發展計劃，以及從比華利山以至佛羅里達州奧蘭多的多個大型購物中心。

舉世知名的酒店品牌亦將加入成爲【星麗門】的合作夥伴，在第一期建設中提供超過 2,000 間豪華客房及套房。萬豪國際已簽訂意向書，計劃列席於這個大型建設之中，負責管理萬豪酒店(Marriott Hotel)和麗嘉酒店(Ritz Carlton Hotel)；而中國會及上海灘創始人鄧永鏘先生將爲一間六星級精品酒店貢獻出其獨特的創作構思，並把酒店命名爲 The Tang Hotel。

此外，New Cotai LLC 將與在美國納斯達克上市之新濠博亞娛樂(澳門)有限公司旗下一家擁有澳門博彩牌照的公司合作，於【星麗門】開設一間佔地 50 萬平方呎、擁有超過 400 張賭桌的拉斯維加斯式娛樂場。

林建岳先生續稱：「我們除了會邀請亞洲影視娛樂界的天皇巨星加入表演行列外，亦計劃爲光臨【星麗門】的遊客及貴賓提供參與電視製作及娛樂活動的機會，讓他們也成爲星光熠熠的一份子，分享寶貴的表演經驗。」

Cyber One Agents Limited 聯合主席暨聯合行政總裁 Mr. David Friedman 在發言時提及：「我們結集娛樂、酒店及零售各方面最好的元素，爲光臨澳門的遊客開創全面、嶄新和獨特的娛樂消閒體驗。豐德麗控股有限公司是亞洲頂尖的

娛樂及傳媒集團，對於亞洲消費者的口味瞭如指掌。New Cotai Development Limited 則在經營拉斯維加斯及澳門的國際賭場度假項目方面擁有豐富經驗，並專長於大規模的集資活動。我們的零售及酒店管理顆伴，均屬享譽全球的精英份子。」

Cyber One Agents Limited 另一位聯合行政總裁張永森先生生強調：「在澳門冒升爲世界級休閒度假勝地的發展上，澳門路氹扮演著重要的角色。我們殷切期望【星麗門】將成爲進入路氹的旗艦設施，給予蒞臨新澳門的旅客稱心滿意的享受。」他續稱：「我們爲能夠與這些國際知名的夥伴一起合作而感到驕傲，我們深信在各方精誠團結之下，一定能夠創造一個旅客必遊、必住、必買的重點度假設施。」

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關於 Cyber One Agents Limited

【星麗門】由豐德麗控股有限公司與 New Cotai Development Limited 合資經營的 Cyber One Agents Limited 全力發展。豐德麗控股有限公司是亞洲頂尖的娛樂及傳媒集團之一，亦爲麗新發展有限公司的合夥公司及香港麗新集團的成員。

查詢更詳細資料，請登入 www.macaostudiocity.com

關於豐德麗控股有限公司及麗新發展有限公司

豐德麗控股有限公司是亞洲規模最龐大的傳媒及娛樂集團之一，業務涵蓋電影製作及發行、現場音樂會宣傳及製作、音樂製作及發行、藝人經理人公司、廣告代理服務、衛星電視營運，以及【星麗門】賭場度假綜合設施的發展。以上業務主要透過兩間公開上市的機構負責經營，分別是在香港上市的豐德麗控股有限公司，及於新加坡上市、屬集團的電影製作旗艦的 Media Asia Entertainment Group Limited (豐德麗控股有限公司持有 37.33% 股權)。豐德麗控股有限公司另持有在香港上市的麗新發展有限公司 36.72%股權，而麗新發展有限公司則持有豐德麗控股有限公司的 34.8%互惠股權。

在澳門，豐德麗控股有限公司是【星麗門】——路滿其中一個規模最大、佔地約 35 英畝的賭場度假綜合設施的重要股東。透過東亞娛樂有限公司及 Much Entertainment 兩間旗下的現場娛樂公司之助，集團參與籌辦大約七成的香港現場音樂會；而集團旗下的藝人經理人公司，其規模亦在亞洲區內屈指可數。東亞衛視有限公司則是集團的電視業務營運主力，負責把各類電視節目播送至香港、澳門及中國內地的用戶。集團旗下的 Vision Communications，則在香港及廣州提供廣告宣傳服務。至於唱片業務方面，由東亞音樂控股有限公司及 East Asia Record Production/amusic 專責製作及發行。

麗新發展有限公司現擁有及管理亞洲區內約 900 間酒店房間，當中包括香港的麗嘉酒店及大華酒店、越南胡志明市的帆船大酒店。它亦持有香港、北京和新加坡中國會的重要股權。除此之外，麗新發展有限公司擁有香港多幢高級商業大廈，包括 AIG Tower、銅鑼灣廣場第二期、長沙灣廣場及麗新商業中心；並持有香港中環填海計劃及灣仔活道發展計劃的股權。

如欲需要更多資料，請登入 www.laisun.com.hk 或 http://www.laisun.com.hk/eng/esun/corporate.php

關於 New Cotai LLC

New Cotai 由多個合作夥伴共同擁有，包括：總部設於美國康乃狄格州格林威治、現管理約 70 億美元(相當於 544 億港元)的私人投資公司 Silver Point Capital L. P.；擁有超過 20 年經營國際賭場度假業經驗的前拉斯維加斯金沙集團要員 Mr. David Friedman；以及由 Oaktree Capital Management, LLC 所管理的基金。Oaktree Capital Management, LLC 是一間國際性的獨立投資管理公司，所管理的資產逾$330 億美元(約 2571 億港元)。

關於 CapitaLand 嘉德置地集團

嘉德置地集團是亞洲最大的上市地產公司之一，總部設在新加坡。它的核心業務包括房地產、服務公寓以及房地產金融服務，分佈在亞太區、歐洲和中東地區的主要成市。

嘉德置地的房地產和服務公寓網路遍佈 20 個國家超過 80 多個城市，憑藉其雄厚的產業資產和商業知識，嘉德置地也在新加坡及區內開拓房地產金融產品和服務。

嘉德置地上市的子公司和合資公司包括雅詩閣集團、嘉茂信託、嘉康信託、雅詩閣服務公寓信託、嘉茂中國信託、桂嘉信託及澳洲置地。

查詢更詳細資料，請登入 www.capitaland.com。

關於保羅仕文設計集團

創立於 1987 年的保羅仕文設計集團，自行定位爲娛樂建築業中的首要試金石。保羅仕文設計集團爲業界中才華出眾、大受賞識的建築師、設計師、策劃人及美藝人才提供大展所長的機會，共同締造出聲名遠播、卓越不凡和令人印象難忘的成果。

保羅仕文是保羅仕文設計集團的創辦人及行政總裁，專長於世界各地的娛樂/酒店及賭場設計項目。他被公認爲一位在賭場娛樂建築方面出類拔萃的領導人，於 1987 年開設屬於自己的娛樂項目設計公司。

在十九年後，即 2005 年，該公司賺得超過三千五百萬美元毛利，因而躋身全球最頂尖的建築師樓之一。保羅仕文興建過形形色色的賭場項目，從度假村及地區性的賭場以至內河船、印第安人、同注分彩賭博中心及歐洲賭場。

保羅仕文亦曾爲多間大型博彩公司效力，包括 MGM Grand、Mirage Resorts、Sheraton、Hyatt、Sun International、Foxwoods、Swiss Casinos、Hard Rock、Grand Casinos、Icahn Enterprises、Park Place、Caesars、Barriere、Harrah's、Showboat、Lady Luck、Silverton 及 Viejas 等，多不勝數。

查詢更詳細資料，請登入 www.paulsteelman.com。

關於 Taubman Asia

Taubman Asia 是世界首屈一指的購物商場發展商及代理商 Taubman Centers, Inc.的附屬公司。Taubman Asia 的主要業務爲擁有、管理、發展及收購亞洲優質及具有持久力的零售物業項目，充分利用 Taubman 強大的零售規劃、設計及營運能力。

過去五十年，Taubman 一直是美國購物商場的營運先驅。今天，Taubman Centers (NYSE: TCO)所擁有及/或管理的商場，均屬美國國內最穩固及最具盈利價值的地區性購物中心，包括在 11 個州份的 23 個地區性及超級地區性購物商場。Taubman Asia 的總部設於香港。

如欲獲知 Taubman Centers 的更多資料，可登入該公司網頁：www.taubman.com。

關於新濠博亞娛樂(澳門)有限公司

新濠博亞娛樂是澳門的博彩、消閒及娛樂業務經營商。澳門的博彩及娛樂市場正迅速地發展。新濠博亞娛樂旗下一間附屬公司持有澳門六個之一的博彩專營權及副專營權，可於澳門特別行政區內擁有和經營博彩渡假酒店。新濠博亞娛樂的發展項目包括：計劃於二零零七年第二季度開幕的「澳門皇冠」賭場酒店及首期工程計劃於二零零八年年底開幕的「新濠天地」。其現有項目包括澳門最大的電子娛樂業務「摩卡娛樂場」，現已擁有六間娛樂場，博彩機總數約達一千台。此外，新濠博亞娛樂將完成收購澳門半島的一幅發展地皮，計劃興建於澳門的第三間賭場酒店。

新濠博亞娛樂擁有強大的股東支持。新濠國際發展有限公司及 Publishing & Boardcasting (PBL) Limited 是新濠博亞娛樂的兩大主要股東。新濠國際發展有限公司在香港聯合交易所上市，主要股東爲何猶龍先生，他本人亦是新濠博亞娛樂的聯席主席兼行政總裁。此外，PBL 是澳洲聯合交易所上市的首二十家企業。PBL 由 James Packer 領導，他本人亦是新濠博亞娛樂的聯席主席。

有關新濠博亞娛樂的更多資料，請瀏覽 http://www.melco-pbl.com

如欲查詢更詳盡的資料，歡迎聯絡：

晉意傳達香港有限公司

蘇少勤小姐 / 梁思明小姐

電話: 2815 5088

傳真: 2815 5123

Email: angelina.leung@beyondpr.com

This press release contains "forward-looking statements" within the meaning of US federal securities law, which are intended to qualify for the safe harbour from liability provided thereunder. All statements which are not historical statements of fact are "forward-looking statements" for purposes of these provisions and are subject to numerous risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Forwarding-looking statements include statements regarding objectives or statements regarding Macao Studio City's expected development schedule, statements of belief, and/or statements regarding anticipated construction or development.

Macao Studio City to Bring Unique Asian Starpower to Booming Cotai

Project Will Be Region's First to Integrate Television and Film Production with World-Class Retail, Gaming, and Resort Properties

Macao, January 10, 2007 – Macao Studio City, Asia's first leisure resort property combining theatre, television and film production facilities, and Studio Retail™, with gaming, entertainment and world-class hotels, was officially launched at a groundbreaking ceremony in Cotai, Macao, today.

Macao Studio City is being developed by Cyber One Agents Limited, a 60/40 joint venture between Hong Kong-based eSun Holdings ("eSun"; stock code: 571)(through its subsidiary, East Asia Satellite Television Holdings) and New Cotai LLC.

eSun Holdings is one of Asia's leading media and entertainment companies and an associate company of Lai Sun Development ("LSD"; stock code: 488), a leading hotel and property developer. Both companies are part of Hong Kong's Lai Sun Group. Singapore's CapitaLand is a shareholder with eSun Holdings in East Asia Satellite Television Holdings owning 33.3 per cent of that venture.

New Cotai, LLC is a consortium of US-based investors including David Friedman, Co-Chairman of Macao Studio City and a veteran resort and gaming developer who led Las Vegas Sands' entry into Macao, and funds managed by Silver Point Capital, L.P., a private US-based investment firm, and Oaktree Capital Management, LLC, a global independent investment management firm.

During his opening remarks at the groundbreaking ceremony, Mr. Peter Lam, Co-Chairman of Macao Studio City and Chairman of Lai Sun Group, said, "As many of you know, Macao Studio City represents a major milestone in the realization of eSun Holding's vision for Macao's tourism and entertainment – a vision that dates back to our company's acquisition of the Cotai site in 2001 on what was once just water and a causeway. In this, Macao Studio City is not only a flagship undertaking of eSun Holdings, but also, a flagship of our commitment to Macao and our longstanding belief in and excitement about its future."

The project will be developed on an approximately 35-acre site strategically located "Where Cotai Begins™", next to the new Lotus Bridge immigration checkpoint, linking the complex directly to Zhuhai's Hengqin Island.

Designed by visionary Las Vegas-based entertainment and casino design expert Mr. Paul Steelman, the new world-class studio, entertainment, and Studio Retail™ complex is projected to have a total developed gross floor area of approximately 6 million square feet. Steelman's past and current clients include such recognized names as MGM Mirage, Las Vegas Sands, Sheraton, Hyatt and Harrah's, among others.

The planned entertainment components of Macao Studio City will be some of the most comprehensive and extensive of any single property in Macao, including a 2,300 seat theatre, a 4,700 person capacity arena/MICE center, stand-alone state-of-the-art television and film production facilities and a 1.4 million square feet Studio Retail™ complex to be created in partnership with Taubman Centers, Inc., one of the world's leading destination retail developers, owners and managers.

Studio Retail™ will integrate live-audience taped lifestyle and fashion programming throughout the retail environment, re-interpreting the Asian shopping experience. Studio Retail™ will draw upon eSun's leadership in the film, music production, talent management and live entertainment arenas and Taubman's own unmatched track record in creating dynamic retail environments such as The Pier at Caesar's in Atlantic City, the future MGM MIRAGE CityCenter retail district development in Las Vegas, and other retail properties spanning from Beverly Hills to Orlando, Florida.

In phase I alone, some of the world's most recognized hotel brands are also anticipated to partner with Macao Studio City to create over 2,000 luxurious guest rooms and suites, including Marriott International, Inc., which has entered into a letter of intent with the joint venture to manage both a Marriott hotel and a Ritz-Carlton hotel on the property. This exciting new venture will also include in phase I a new 6-star boutique hotel concept to be created by Mr. David Tang, founder of the China Clubs and Shanghai Tang, which will be called The Tang Hotel.

In cooperation with a subsidiary of NASDAQ-listed Melco PBL Entertainment (Macau) Limited which owns one of the only six gaming licenses in Macau, New Cotai LLC plans to create 500,000 square feet of gaming facilities comprising more than 400 gaming tables at Macao Studio City.

Mr. Lam said, "We are seeking to create not only an entertainment home for Asia's leading stars, but also an opportunity for our visitors and guests to become a part of the star experience, themselves, through their participation in television and entertainment events."

Mr. Friedman, Co-Chairman and Co-Chief Executive Officer of Macao Studio City, said, "We are bringing together the best in entertainment, hotel and retail to create an all-encompassing, new and unique experience for visitors to Macao. eSun has unsurpassed experience in the region's entertainment industry and an in-depth understanding of what Asian consumers want. New Cotai has extensive financial resources and experience in resort development through major projects in Las Vegas and Macao. Our retail offer will be unsurpassed in Macao and our hotel partners are among the world's most respected brands."

"Cotai is a key element in Macao's emergence as a world-class leisure resort destination. We expect Macao Studio City to be Cotai's leading gateway facility, welcoming visitors to the new Macao," said Mr. Ambrose Cheung, Co-Chief Executive Officer of Macao Studio City. "We are proud of the internationally renowned partners who are joining us in this endeavour, and

we believe that together, we will be creating a must-see, must-stay, must-shop destination."

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About Cyber One Agents Limited

Macao Studio City is being developed by Cyber One Agents Limited, a joint venture between eSun Holdings Limited, CapitaLand and New Cotai LLC. eSun Holdings is one of Asia's leading media/entertainment groups, an associate company of Lai Sun Development and part of Hong Kong's Lai Sun Group.

For more information on Macao Studio City, please visit www.macaostudiocity.com

About eSun Holdings Limited and Lai Sun Development Limited

One of Asia's largest media and entertainment groups, eSun Holdings Limited's businesses span film production and distribution, live entertainment promotion and production, music production and distribution, artist management, advertising agency services, satellite television operations and the Macao Studio City casino/resort development. These activities are managed through two publicly listed entities, eSun Holdings Limited, listed in Hong Kong, and Media Asia Entertainment Group Limited, the Group's film production flagship, listed in Singapore (held 37.33% by eSun Holdings Limited). eSun Holdings also holds a 36.72% stake in Hong Kong listed Lai Sun Development, which holds a 34.83% reciprocal stake in eSun Holdings.

In Macao, eSun Holdings is a significant shareholder in Macao Studio City, an approximately 35 acre casino/resort development located in Cotai, one of the largest in the territory. Through its live entertainment arms, East Asia Entertainment and Much Entertainment, the Group is involved in approximately 70% of all live concerts in Hong Kong, with the Group's talent management vehicles represent, collectively, one of the largest rosters in the region. East Asia Satellite Television, the Group's television arm, broadcasts original and syndicated programming to audiences in Hong Kong, Macao and the PRC. Advertising services in Guangzhou and Hong Kong are provided through Vision Communications. Music label operations are managed through East Asia Music (Holdings) Limited and East Asia Record Production/amusic.

Lai Sun Development owns and/or manages in the region roughly 900 hotel rooms including Hong Kong's Ritz-Carlton and Majestic Hotels, and Saigon's Caravelle Hotel, and holds important stakes in the China Clubs of Hong Kong, Beijing, and Singapore. Key Hong Kong properties include AIG Tower, Causeway Bay Plaza II, Cheung Sha Wan Plaza, and Lai Sun Commercial Centre. It also holds stakes in Hong Kong's Waterfront Project, and the Wan Chai Wood Road Project.

For more information, please visit www.laisun.com.hk/ and http://www.laisun.com.hk/eng/esun/corporate.php

About New Cotai, LLC

New Cotai is owned by a consortium of partners including Silver Point Capital L.P., a global private investment firm with approximately US$7 billion (HK$54.4 billion) under management, based in Greenwich, Connecticut, USA; Mr. David Friedman, a former senior executive of Las Vegas Sands Inc. who has over 20 years of experience in international resort and gaming development; and funds managed by Oaktree Capital Management, LLC, a global independent investment management firm with over US$33 billion (HK$257.1 billion) of assets under management, in specialized investment strategies, and offices in North America, Europe and Asia.

About CapitaLand

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core business in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

For more information, please visit www.capitaland.com

About Paul Steelman Design Group

Founded in 1987, Paul Steelman Design Group has positioned itself as the premier touchstone in the entertainment architecture industry. Paul Steelman Design Group is an enclave of the industry's most talented and acclaimed architects, designers, planners and artists. The resulting work is renowned, remarkable and memorable.

Paul Steelman is the president and chief executive officer of the Paul Steelman Design Group. Paul Steelman Design specializes in entertainment/hospitality and casino design projects throughout the world. Widely recognized as a leader in casino entertainment architecture, Paul opened his own practice specializing in entertainment design in 1987.

Nineteen years later, the firm grossed more than $35 million in 2005, making it one of the top ranked architectural firms in the world. Steelman has completed and constructed every type of casino project from resort and local casinos to riverboat, Native American, pari-mutuel and European casinos.

Steelman also has worked for many large gaming companies, including MGM Grand, Mirage Resorts, Sheraton, Hyatt, Sun International, Foxwoods, Swiss Casinos, Hard Rock, Grand Casinos, Icahn Enterprises, Park Place, Caesars, Barriere, Harrah's, Showboat, Lady Luck, Silverton, and Viejas to name a few.

For more information, please visit www.paulsteelman.com.

About Taubman Asia

Taubman Asia is a subsidiary of Taubman Centers, Inc. a global leader of the shopping center industry. Taubman Asia focuses on owning, managing, developing and acquiring high-quality and sustainable retail real estate projects in Asia that leverage Taubman's strong retail planning, design and operational capabilities.

Taubman has been a pioneer of the US shopping center industry for 50 years. Today, Taubman Centers (NYSE: TCO) owns and/or manages the most consistent and productive regional mall portfolio in the US including 23 regional and super regional shopping centers in 11 US states. Taubman Asia is headquartered in Hong Kong. Additional information about Taubman Centers can be obtained from the company's website, www.taubman.com.

About Melco PBL Entertainment (Macau) Limited

Melco PBL Entertainment is a developer, owner and operator of casino gaming and entertainment casino resort facilities focused exclusively on the rapidly expanding Macau market. A subsidiary of Melco PBL Entertainment is the holder of one of only six gaming concessions and subconcessions to own and operate casinos in Macau. Melco PBL Entertainment's development projects include the Crown Macau, which is targeted to open in the second quarter of 2007, and the City of Dreams, the first phase of which is targeted to open in late 2008.

Melco PBL Entertainment has strong support from both of its founding shareholders, Melco International Development Limited ("Melco") and Publishing & Broadcasting Limited ("PBL"). Melco is a listed company on the HK Stock Exchange and is substantially owned by Mr. Lawrence Ho, who is also a Co-Chairman and CEO of Melco PBL Entertainment. PBL is a top-20 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman of Melco PBL Entertainment.

For more information about Melco PBL Entertainment, please visit http://www.melco-pbl.com.

For more information, please contact:

Beyond Communications HK Ltd.
Ms Jo So / Ms Angelina Leung
Tel: 2815 5088
Fax: 2815 5123
Email: angelina.leung@beyondpr.com

This press release contains "forward-looking statements" within the meaning of US federal securities law, which are intended to qualify for the safe harbour from liability provided thereunder. All statements which are not historical statements of fact are "forward-looking statements" for purposes of these provisions and are subject to numerous risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Forwarding-looking statements include statements regarding objectives or statements regarding Macao Studio City's expected development schedule, statements of belief, and/or statements regarding anticipated construction or development.

Speech by Mr Liew Mun Leong
President and Chief Executive Officer,
CapitaLand Group

At the Groundbreaking Ceremony of Macao Studio City

Wednesday, 10 January 2007

Dr Chui Sai On, Secretariat for Social Affairs and Culture of Macao, and Government Officials;

Mr Peter Lam, Co-Chairman of Macao Studio City and Chairman of Lai Sun Group;

Mr David Friedman, Co-Chairman and Co-CEO of Macao Studio City;

Distinguished Guests;

Ladies and Gentlemen;

Good Afternoon.

I am delighted to be part of this official launch with distinguished partners from the Lai Sun Group and New Cotai to invest and develop this prime 1.4 million square feet site on the Cotai Strip. We are happy to be part of Macao Studio City, a unique proposition that encompasses theatre, film and television production, retail and gaming facilities – a first in Asia. I believe that this extraordinary proposition will be a key factor in the transformation of Macao into a unique leisure and entertainment powerhouse in Asia.

Macao Studio City is located in one of the prime spots in the city. The 35-acre site "Where Cotai Begins" is next to the new Lotus Bridge immigration checkpoint. This will link Macao Studio City directly to Mainland China through Zhuhai. Moreover, Macao Studio City is located in the heart of Cotai, an area that is quickly establishing itself as Macao's main entertainment and gaming hub. The adjacent golf course will be another added attraction to tourists looking for a different relaxation programme.

As David said earlier, all the companies involved in the project are leaders in their respective industries. eSun has decades of experience and in-depth knowledge of Asia's entertainment with a strong network of Asian celebrities and artistes to help create and position Macao Studio City as the entertainment hub of Macao. David Friedman is a veteran resort and gaming developer with extensive experience in the hotel and gaming industry in Las Vegas and Macao

The Macao Studio City project augments CapitaLand's track record of building large scale integrated developments such as Canary Riverside in the United Kingdom, Freshwater Place in Australia and Raffles City in Singapore, Shanghai, Beijing, Chengdu and Bahrain. In Hong Kong, we have also partnered Lai Sun Group to develop AIG Tower, a landmark in the city's central business district. We also have a 20% interest in Hong Kong listed property company Lai Fung Holdings to develop property projects in China. We are delighted to further cooperate with Lai Sun Group in Macao.

CapitaLand has been operating in China for over 12 years as part of our international investment strategy. We have identified Bohai Economic Rim, Yangtze River Delta and Pearl River Delta as growth areas where we want to set up strategic operational platforms and develop landmark projects. And within our plan, Macao is a key city in the Pearl River Delta region which will complete our Greater China strategy.

In addition, Macao Studio City will be a cornerstone for our new integrated leisure, entertainment and conventions business (or ILEC for short). It is our first investment in Macao which will allow us to capitalise on its tremendous growth potential as it rapidly transforms itself into the "Las Vegas of the East" – a leading destination not just for gaming but also for leisure and entertainment. CapitaLand will be looking beyond local boundaries to cultivate its expertise in the business, possibly with its partners from previous alliances as well as with other top industry names. In particular, CapitaLand ILEC is currently looking at China, India, other Asian countries and beyond as potential areas to expand our integrated leisure, entertainment and conventions business.

Macao Studio City will bring about a completely new experience for visitors. We are now keenly looking forward to contribute our property development and management capabilities to help create a truly unique landmark in Macao.

Thank You.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, KESTREL PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	Kestrel Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
10 January 2007

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF INDIRECT WHOLLY-OWNED SUBSIDIARY, PHOENIX REALTY PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Phoenix Realty Pte. Ltd. ("Phoenix Realty") has increased its issued and paid-up share capital from S$2 to S$1,000,000 (the "Share Increase") by an allotment and issue of an additional 999,998 ordinary shares for a cash consideration of S$999,998 to its sole shareholder, CRL Realty Pte Ltd.

Following the Share Increase, Phoenix Realty's issued and paid-up share capital is S$1,000,000 comprising 1,000,000 ordinary shares.

The above transaction is not expected to have any material impact on the net tangible asset or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
11 January 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN REGISTERED CAPITAL OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND (CHINA) INVESTMENT CO., LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand (China) Investment Co., Ltd ("CCIC") has increased its registered capital from US$30 million to US$50 million (the "Share Increase").

The Share Increase is by way of a cash injection by CCIC's sole shareholder, CapitaLand China Holdings Pte Ltd, another indirect wholly-owned subsidiary of CapitaLand.

The above transaction is not expected to have any material impact on the net tangible asset or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
11 January 2007

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	12-Jan-2007 19:18:37
Announcement No.	00142

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "Completion of acquisition of 20 percent of the issued share capital in each of (A) East Australia Trading Company (S) Pte Ltd; and (B) East Australia Trading Company Limited"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.Completion.Annc.Sparkle.12Jan07.pdf Total size = **140K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

COMPLETION OF ACQUISITION OF 20 PERCENT OF THE ISSUED SHARE CAPITAL IN EACH OF (A) EAST AUSTRALIA TRADING COMPANY (S) PTE LTD; AND (2) EAST AUSTRALIA TRADING COMPANY LIMITED

The Board of Directors of Ascott Residence Trust Management Limited, as Manager of Ascott Residence Trust ("ART"), has on 14 December 2006 announced the acquisitions of an aggregate of 40 percent of the issued share capital of East Australia Trading Company (S) Pte Ltd ("EATCS") and East Australia Trading Company Limited ("EATC").

The Board is pleased to announce that the acquisition of 20 percent of the issued share capital in each of EATCS and EATC from Sparkle Limited has been completed on 12 January 2007.

Following the completion of the said acquisition from Sparkle, EATCS and EATC will become associated companies of ART.

The acquisition of the remaining 20 percent of the issued share capital in each of EATCS and EATC from Coral Holdings Limited is expected to complete before the end of January 2007.

By Order of the Board

Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 12 January 2007

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DIVESTMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITARETAIL CHINA DEVELOPMENTS (B) PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Retail China Pte. Ltd., has today sold its wholly-owned subsidiary, CapitaRetail China Developments (B) Pte. Ltd. ("CRCD"), to CapitaRetail China Development Fund (the "Fund") (the "Sale"). Following the Sale, CRCD ceases to be an indirect wholly-owned subsidiary of CapitaLand.

The Fund is a closed-end private fund constituted on 6 June 2006, with a total capital commitment of US$600 million (S$933.8 million). CapitaLand has an indirect interest of 45% in the Fund, with the balance of 55% owned by institutional investors. The Fund is set up to invest in retail mall developments located in the People's Republic of China ("PRC").

CRCD owns:

(i) an effective 65% interest in the following 13 malls : Chengdu Mall, Dongguan Mall, Foshan Mall, Huizhou Mall, Kunshan Mall, Mianyang Mall, Nanchang Mall, Quanzhou Mall, Weifang Mall, Yangzhou Mall, Yibin Mall, Zhanjiang Mall and Zibo Mall (together, the "Development Properties"), all of which are located in the PRC; and

(ii) an effective 50% interest in Wal-Mart China headquarters which is located in Shenzhen, PRC.

The Sale will complete the transfer of the Development Properties and Wal-Mart China headquarters to the Fund.

The aggregate consideration for the Sale is US$259.9 million (S$404.5 million) including holding and transaction costs. The consideration was arrived at on a willing-buyer willing-seller basis, and will be satisfied entirely in cash. The net tangible asset value of CRCD is approximately US$247 million (S$384.4 million) as at 31 December 2006.

The above transaction is not expected to have any material financial impact on the net tangible asset or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
15 January 2007

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RECEIVED
2007 FEB 20 A 10:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CapitaLand

News Release

15 January 2007
For Immediate Release

CapitaLand's China retail footprint on track to more than double to over 70 malls with 6 new acquisitions and MOUs signed

Comprehensive integrated China retail mall business strategy strengthens CapitaLand's presence as a leading long term retail mall player in China

Singapore,15 January 2007 - CapitaLand Limited ("CapitaLand") is pleased to announce that CapitaRetail China Development Fund ("CRCDF"), a US$600 million (S$933.8 million) closed-end private fund sponsored by CapitaLand, has acquired a 65% interest in six retail malls in China. The six retail malls, with a total asset size of approximately US$166.8 million (S$259.6 million) and measuring over 217,000 square meters ("sqm"), are located in Shunde, Zhaoqing, Yiyang, Xinxiang, Deyang and Anyang. The remaining 35% stake in the six malls is owned by SZITIC Commercial Property Co. Ltd ("SZITIC Commercial").

CapitaLand has also injected into CRCDF its equity stake in 14 retail malls at a total consideration of US$259.9 million (S$404.5 million). The injection is part of CapitaLand's asset productivity strategy to systematically grow CRCDF, which forms the secured and proprietary pipeline for CapitaRetail China Trust ("CRCT"). CRCT, a Real Estate Investment Trust ("REIT") sponsored by CapitaLand, is the first pure-play China retail REIT listed on the Singapore stock exchange on 8 December 2006.

CapitaLand, through its wholly-owned subsidiary, owns another batch of five retail malls which will be injected into CRCDF in due course. With the injection of these five retail malls, CRCDF will own a total of 25 retail malls in China amounting to US$1.0 billion (S$1.6 billion) and measuring over 1.1 million sqm in Gross Rentable Area ("GRA").

CapitaLand is also pleased to announce that CRCDF has signed Memorandum of Understandings ("MOUs") with a few Chinese parties to acquire over 35 retail malls, located in major provinces/cities such as Beijing, Guangdong, Sichuan, Shandong and Inner Mongolia in China. The acquisitions will further strengthen our retail mall business where we already have a presence and at the same time, widen our penetration reach. The portfolio of over 35 retail malls has a total asset size of approximately US$1.34 billion (S$2.1 billion) and measures over 1.5 million sqm in GRA.

Mr Pua Seck Guan, CEO of CapitaLand Retail Limited, said: "We have gained significant momentum in our pursuit to grow our long term retail presence in China. With the six new acquisitions and Memorandum of Understandings signed to acquire over 35 retail malls in various provinces across China, we will more than double the numbers of retail malls owned and/or managed to over 70 and will also double our retail gross rentable area managed to over 3.2 million square metres in China."

Mr Pua added, "Over the past two years, we have established a formidable China retail mall business platform to capture the full suite of retail opportunity in the China retail real estate market, ranging from greenfield developments, third party acquisitions, strategic partnership with retail operators and master-leasing from landowners. By successfully operating retail malls in multi-tiered cities across China over the last few years, we have garnered a significant amount of experience and also built a strong track record in professional retail mall management. With our extensive network of local and international retailers, good understanding of the China retail real estate market, strong on-ground delivery support from over 1,000 predominantly local retail staff, coupled with the expected strong retail sales and positive economic outlook in China, we are confident of further entrenching our presence to become a leading retail mall player in China."

CapitaLand's Portfolio of Retail Assets in China

Legend
- CapitaLand Limited (CL)
- CapitaRetail China Development Fund (CRCDF)
- CapitaRetail China Incubator Fund (CRCIF)
- CapitaRetail China Trust (CRCT)

	Project Name	Province	Target Opening Schedule	Ownership	Equity Stake
1	Chongqing	Sichuan	Operational	CL	51%
2	Changsha	Hunan	Operational	CL	51%
3	Zhangzhou	Fujian	Operational	CL	51%
4	Maoming	Guangdong	Operational	CL	51%
5	Nanhai	Guangdong	Operational	CL	51%
6	Weifang	Shandong	Operational	CRCDF	65%
7	Chengdu	Sichuan	Operational	CRCDF	65%
8	Nanchang	Jiangxi	Operational	CRCDF	65%
9	Quanzhou	Fujian	Operational	CRCDF	65%
10	Mianyang	Sichuan	2007	CRCDF	65%
11	Kunshan	Jiangsu	2007	CRCDF	65%
12	Zibo	Shandong	2007	CRCDF	65%
13	Yangzhou	Jiangsu	2007	CRCDF	65%
14	Huiyang	Guangdong	2007	CRCDF	65%
15	Yibin	Sichuan	2007	CRCDF	65%
16	Zhanjiang	Guangdong	2008	CRCDF	65%
17	Foshan	Guangdong	2008	CRCDF	65%
18	Dongguan	Guangdong	2008	CRCDF	65%
19	Shenzhen	Guangdong	Phase 1 Sam's Club - Operational Phase 2 - 2007	CRCDF	50%
20	Shunde	Guangdong	2008	CRCDF	65%
21	Zhaoqing	Guangdong	2008	CRCDF	65%
22	Yiyang	Hunan	2008	CRCDF	65%
23	Xinxiang	Henan	2008	CRCDF	65%
24	Deyang	Sichuan	2008	CRCDF	65%
25	Anyang	Henan	2008	CRCDF	65%
26	Wangjing Mall	Beijing	Operational	CRCT	100%
27	Jiulong Mall	Beijing	Operational	CRCT	100%
28	Anzhen Mall	Beijing	Operational	CRCT	100%
29	Qibao Mall	Shanghai	Operational	CRCT	100%
30	Zhengzhou Mall	Henan	Operational	CRCT	100%
31	Jinyu Mall	Inner Mongolia	Operational	CRCT	100%
32	Xinwu Mall	Anhui	Operational	CRCT	51%
33	Xihuan Plaza Retail Mall	Beijing	Phase 1 - 2007 Phase 2 - 2008	CRCIF	100%

About CapitaRetail China Development Fund ("CRCDF")

CRCDF is a closed-end private retail fund sponsored by CapitaLand. It invests primarily in retail mall development projects in the PRC and has a fund size of US$600.0 million (S$933.8 million). CapitaLand invested approximately 45% in CRCDF while the remaining equity stake is held by insurance companies, pension funds and corporations.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

Issued by CapitaLand Limited

(Company Registration No. *198900036N*)

Media Contact
Tong Ka-Pin
Communications
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 6823 3210
Email : harold.woo@capitaland.com.sg

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	15-Jan-2007 07:50:12
Announcement No.	00009

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited - "Waiver from Rule 705(1) of the Listing Manual in relation to the announcement of FY2006 results"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCTannc.15Jan2007.pdf Total size = **88K** (2048K size limit recommended)

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CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

ANNOUNCEMENT

WAIVER FROM RULE 705(1) OF THE LISTING MANUAL IN RELATION TO ANNOUNCEMENT OF FY2006 RESULTS

CapitaRetail China Trust Management Limited, as manager of CapitaRetail China Trust ("**CRCT**" and the manager of CRCT, the "**Manager**"), wishes to announce that Singapore Exchange Securities Trading Limited (the "**SGX-ST**") has, on 12 January 2007, granted a waiver (the "**Waiver**") to CRCT from Rule 705(1) of the Listing Manual of the SGX-ST, which requires the Manager to announce CRCT's financial statements in respect of the period from 23 October 2006 (being the date on which CRCT was constituted) to 31 December 2006 (the "**2006 Financial Period**") within 60 days of 31 December 2006.

The Waiver was sought by the Manager as:

(a) CRCT was constituted as a private trust on 23 October 2006 and its investment in its initial property portfolio of seven retail properties (the "**Properties**") located in China (for less than two months prior to 31 December 2006) is too short for the preparation of financial statements which will be meaningful to investors in their assessment of CRCT; and

(b) the majority of the Properties either commenced operations only recently or the acquisitions were only completed recently and the income streams from such Properties accrued only in December 2006. Accordingly, the financial statements in respect of the 2006 Financial Period may be misleading to investors and not meaningful to investors in assessing the financial performance of CRCT.

Accordingly, the Manager will instead announce the financial statements in respect of the 2006 Financial Period together with its announcement of the financial statements in respect of the period from 1 January 2007 to 31 March 2007 within 45 days from 31 March 2007.

The Manager and/or its directors are not aware of any material information (including but not limited to financial information) which was not disclosed to investors in relation to CRCT in respect of the 2006 Financial Period.

In relation to the initial public offering of units in CRCT ("**Units**"), the Sole Financial Adviser was J.P. Morgan (S.E.A.) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A.) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

BY ORDER OF THE BOARD
CapitaRetail China Trust Management Limited
(Company Registration Number 200611176D)
As manager of CapitaRetail China Trust

Michelle Koh
Company Secretary
15 January 2007

Important Notice

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in the Units will be subject to investment risks, including the possible loss of the principal amount invested. Investors will have no right to request that the Manager redeem or purchase the Units while the Units are listed. It is intended that holders of the Units may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement should not be distributed to persons with addresses in the United States of America or in any other country where such distribution may lead to a breach of any applicable law and/or regulation. The Units will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") or under the relevant securities laws of any state or other jurisdiction of the United States. Accordingly, the Units may not (unless an exemption under the Securities Act or other relevant securities laws is available) be offered, sold, taken up, or delivered, directly or indirectly, in, into or from the United States or any other jurisdiction where this would constitute a violation of the relevant laws of, or require registration thereof in, such a jurisdiction.

Neither this Announcement nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada. It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States. There will be no public offer of the Units in the United States.

This document and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-Jan-2007 12:55:58
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation slides "Macao Studio City & CapitaLand ILEC" presented to media/analysts on 16 January 2007 at 12.30pm at Capital Tower
Description	The attached announcement by CapitaLand Limited on the above matter is for information.
Attachments:	PresentationSlides.MacauStudioCity.CapitaLandILEC.16Jan07.pdf Total size = **2187K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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MACAO
STUDIO
CITY

Presentation to Media & Analysts

Macao Studio City CapitaLand ILEC

16 January 2007

Mr Wong Heang Fine, Chief Executive Officer, CapitaLand ILEC

CapitaLand

Agenda

- CapitaLand ILEC
  - ❑ Why integrated resorts?
  - ❑ What are integrated resorts?
  - ❑ How it synergies with CapitaLand's existing core competence
- Macao Studio City
  - ❑ Macau overview
  - ❑ Cotai
  - ❑ Project details





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CapitaLand ILEC

- CapitaLand Integrated Leisure, Entertainment and Conventions (ILEC)
- Formed in 2006 to pursue businesses with these components
- Asia's phenomenal economic growth - Maslow's Hierarchy of Needs



Being Needs
Self-actualization
Esteem Needs
Belonging Needs
Safety Needs
Physiological Needs
Deficit Needs



CapitaLand

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High Tourism Growth Rates



Top 10 Asia Pacific Destinations 2008 (Forecast)
Market Share of 41 countries
Hawaii 2.1%
Singapore 2.8%
Thailand 3.8%
Malaysia 5.3%
Canada 6.3%
Macau SAR 6.8%
Hong Kong SAR 7.4%
USA 12.2%
China (PRC) 37.2%
others 16.1%
China (PRC)
USA
Hong Kong SAR
Macau SAR
Canada
Malaysia
Thailand
Singapore
Hawaii
others

International Tourist Arrivals by Region (mil) 1996-2004

Region	1996	2000	2003	2004	AAGR (%) 1996-2004	YoY Change 2003-2004
World	599.6	687.3	690	763	3.1	10.6
Africa	21.9	27.4	30.8	33.2	5.3	7.8
Americas	116.9	128	113.1	125.8	[illegible]	[illegible]
Asia Pacific	93.4	115.3	119.3	152.5	6.3	27.8
Europe	353.3	392.7	396.6	416.4	2.1	5
Middle East	14.1	24	30	35.4	12.2	18

source: PATA



Total Arrivals Asia Pacific 2004-2008
Average Annual Growth Rates
12
10
8
6
4
2
0
6.4%
11.23%
7.84%
8.38%
6.13%
Americas
South Asia
Southeast Asia
Northeast Asia
Oceania

CapitaLand

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Asian Growth Markets

- Many countries seek to legalise casinos including:
  - Japan
  - Indo China (Vietnam, Thailand)
  - India
- Development opportunities in India, China and other Asian countries



Bidding/review
Thailand
Japan
Bidding/review
Construction
Singapore
Bidding/review
Construction
Operation
Macau
2005
2006
2007
2008
2009
2010

Source: Merrill Lynch



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CapitaLand ILEC – An example



The current site at Sentosa



The iconic Atlantis Sentosa designed by Frank Gehry

CapitaLand

What are Integrated Resorts





- Integrated Concepts
  - A complementary range of : entertainment, dining, retail, leisure and hotels
  - Cater to the young and old, singles and families, active or easy going
  - Synergies: Multiplier effect

CapitaLand

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Building CapitaLand ILEC Business

Building up CapitaLand's ILEC Business

Maiden investment



Macao Studio City

Experience, Relationships, Intellectual Capital



Marina Bay IR



Sentosa IR

CapitaLand

CapitaLand ILEC Business
– Synergy with other Core Competencies


MACAO
STUDIO
CITY
星麗門

Operators Network

Asian Market Knowledge

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Leverage ILEC to explore comprehensive development

CapitaLand

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Macau Overview



Mr Cheng Shin How, Country Director, CapitaLand Hong Kong

CapitaLand

Macau Studio City


星麗門
MACAO
STUDIO
CITY

Background

- ❑ Land owned by eSun Holdings since 2001
- ❑ CapitaLand approached to be co-investor
- ❑ Joint venture company is owner/developer and not operator of the respective components

Project Financials

- ❑ Estimated total project cost:US$2 billion (S$3.1 billion)
- ❑ CapitaLand:
  - Effective stake: 20%
  - Share of investment: S$ 440m (phase 1)
S$ 324m (phase 2)
S$ 764m (Total)

- ❑ Project IRR: 15.2%

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Macau – Excellent Location


Guangzhou
Hong Kong
Macau
145 km from the city of Guangzhou & close to Zhuhai
60 km from Hong Kong (1-hour ferry)

27.3 sq km
(2.5% of Hong Kong, 4%of Singapore & 8% of Las Vegas)

CapitaLand

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Macau – Huge Market


MONGOLIA
NORTH KOREA
SOUTH KOREA
Sea of Japan
KYRGYZSTAN
TAJIKISTAN
AFGHANISTAN
CHINA
BANGLADESH
MYANMAR
VIETNAM
LAOS
THAILAND
Bay of Bengal
Arabian Sea
Indian Ocean
Macau
China Sea
Philippine Sea
PHILIPPINES
MALAYSIA
SINGAPORE
BORNEO
INDONESIA
•Over 1 bil people within 3-hour flight
•Over 100 mil people within 3-hour drive

- Macao received 18.7 mil visitors in 2005
- 56% or 10.5 mil are from mainland China

- Mainland Chinese tourists to rise by 14% p.a.
- HK tourists to rise by 20% p.a.

- Potential tourists growth from Taiwan, Japan and Korea, as Macao is just ¼ the travel time vs Las Vegas

☐ Population Under IVS Program[1]
☐ Population Approved for Inclusion[2]

CapitaLand

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Macau – Positive Economic Indicators

Economic Indicators	2002	2003	2004	2005	2006 Q2 yoy	Trend
Real GDP Growth	10.1%	14.2%	28.3%	6.7%	16.3%	↑
Population ('000)	441.6	448.5 ↑ 1.5%	465.3 ↑ 3.7%	488.1 ↑ 4.9%	503.0 ↑ 5.5%	↑
Unemployment rate	6.3%	6.0%	4.8%	4.1%	3.8%	↓
Median earnings (MOP '000)	4.7	4.8 ↑ 2.1%	5.2 ↑ 8.3%	5.8 ↑ 11.5%	6.4 ↑ 12.9%	↑
Visitor arrivals (mil)	11.5	11.9 ↑ 3.5%	16.7 ↑ 40.3%	18.7 ↑ 12.0%	10.4 ↑ 15.9%	↑
Retail sales (MOP mil)	5,223	6,268 ↑ 20.0%	7,518 ↑ 19.9%	8,778 ↑ 16.8%	5,020 ↑ 20.3%	↑
Gaming revenue (MOP bil)	22.8	29.5 ↑ 29.4%	42.3 ↑ 43.4%	45.8 ↑ 8.3%	25.5 ↑ 11.0%	↑

CapitaLand

Macau – Gaming Revenue


Exceeds
Las Vegas

- Casino revenue exceeded Las Vegas in 2006 (US$6.9 billion vs US$6.5 billion)
- Casino revenue projected to rise from US$6.9 billion in 2006 to US$12 billion by 2012


12
10
8
6
4
2
0
100%
80%
60%
40%
20%
0%
1994
1996
1998
2000
2002
2004
2006E
2008E
2010E

CapitaLand

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Major Developments in Macau Peninsula



Lisboa & Grand Lisboa
Wynn Resort
MGM Grand
Cotai
Sands Macao
Sands
Fisherman's Wharf
Galaxy Star World
Macao Studio City
澳門
MACAU
ZHUJIANG
KOU (MOU)
TO SHENZHEN
San Van Bridge
氹仔
TAIPA
路氹
COTAI
路環
COLOANE

CapitaLand

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Cotai – The Las Vegas of the East

Few minutes from Macau International Airport

250 acres of reclaimed area between Coloane and Taipa

Few minutes from Zhuhai, China



澳門
MACAU
珠江口
ZHUJIANG
TO HONGKONG
TO SHENZHEN
氹仔
TAIPA
路氹
COTAI
路環
COLOANE
Zhuhai, China

Few minutes from new ferry terminal

Heart of next generation of integrated mega developments



City of Dreams
Galaxy Mega Resort
The Venetian Macao

CapitaLand

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Macao Studio City


STUDIO
CITY

CapitaLand

Macao Studio City: "Where Cotai Begins ™"


City of
Dreams
The
Venetian
Macao
Galaxy
Mega
Resort
FOUR SEASONS
COTAI
FAR EAST CONSORTIUM
Lotus Bridge
to Zhuhai
(Hengqin
Island)
Macao
Studio
City
Next to new
Lotus Bridge
Immigration
checkpoint
18-hole
Championshi
p Golf Course



Designed by visionary Las Vegas-based design expert Mr. Paul Steelman

Approx site area of 1.5 mil sf (approx 2.5x approved plot ratio)

Target GFA : 6 million sf (potentially 6.6 million), resulting in plot ratio of approx 4.5x

CapitaLand

Macao Studio City





- Land value : HKD900psf
- 6 million sq ft GFA:
  - Hotels: >2910 rooms
  - Serviced Apartments: >540 units
  - Retail: 1.4 m sf
  - Casino: 0.5 m sf
  - TV / film production facilities, Theatre & Arena / MICE centre: 0.6 m sf
- >400 gaming tables
- 2910 Hotel rooms (phase 1 & 2)
  - Marriott (phase 1)
  - Ritz Carlton (phase 1)
  - The Tang hotel – created by David Tang (phase 1)

CapitaLand

Phase 1 and Phase 2

GFA Allocation (Approx): Target Open:	Phase 1 1Q 2009	Phase 2 1Q 2011	Total
Studio Retail™	1,000,000 sf	400,000 sf	1,400,000 sf
Las Vegas Style Casino	200,000 sf	300,000 sf	500,000 sf
Hotels	1,750,000 sf	1,125,000 sf	2,875,000 sf
5-star Hotel Rooms	*300 units*	*200 units*	*500 units*
4-star Hotel Rooms	*1,450 units*	*850 units*	*2,300 units*
Luxurious Boutique Hotel Rooms	*110 units*	-	*110 units*
Sub-total	*1,860 units*	*1,050 units*	*2,910 units*
Service Apartments	250,000 sf *220 units*	375,000 sf *320 units*	625,000 sf *540 units*
Entertainment Components	400,000 sf	200,000 sf	600,000 sf
Theatre	*2,300 seats*		
Arena / MICE Centre	*Up to 4,700 seats*		
Total – Current Proposed GFA	**3,600,000 sf**	**2,400,000 sf**	**6,000,000 sf**

CapitaLand

World Class Integrated Resort


State-of-the-art TV & Film Studio
2,300 seat Theatre
up to 4,700-person capacity Arena/ MICE Center
World's Most Recognised Hotel Brands/Service Apts
Marriott
The Tang Hotel
8%
0.6 mil sf
23%
1.4 mil sf
8%
0.5 mil sf
61%
3.5 mil sf
6 mil sf
2009: Phase 1
2012: Phase 2
Partnership with
Taubman
Studio Retail™
Las Vegas Style Casino with 400 gaming tables
Partnership with
New Cotai Entertainment
Melco PBL Entertainment

CapitaLand

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Strategic Partnerships


Shareholders
Silver Point Capital, LP
Oaktree Capital Management, LLC
David Friedman
66.7%
CapitaLand
33.3%
HK$658 mil (S$132 mil) to
HK$1.188 bil (S$240 mil)
New Cotai, LLC
East Asia Satellite Television (Holdings) Limited
40%
60%
MACAO STUDIO CITY
CapitaLand holds effectively 20% interest in Macau Studio City
Component Partners
Las Vegas Style Gaming
Studio Retail™
Hotels & Service Apartments
Entertainment
New Cotai Entertainment
Melco PBL Entertainment
Taubman
Marriott
The Tang Hotel

CapitaLand

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Profile of Other Shareholders

eSun Holdings Limited


Banquet
傷城
無間道II

- Decades of experience and in-depth knowledge of Asia's entertainment
- Ability to secure celebrities and artistes
- Ability to create and position the project as the entertainment hub of Macau

New Cotai, LLC

- Owned by a consortium of partners including:
- Silver Point Capital L.P., a global private investment firm with approximately US$7 billion under management;
- Mr. David Friedman, a former senior executive of Las Vegas Sands Inc. with over 20 years of experience in international resort and gaming development; and
- Funds managed by Oaktree Capital Management, LLC, a global independent investment management firm with over US$33 billion under management.

CapitaLand

Partnerships

Las Vegas Style Gaming	Studio Retail ™	Hotels & Service Apartments	Entertainment
New Cotai Entertainment Melco PBL Entertainment	Taubman	Marriott The Tang Hotel	
Casino lease arrangement Base rental of US$125 psf for a min of 0.2 mil sf Up to US$62.5 mil (if 0.5 mil sf) Annual rent referable to EBITDA (before concession payments) from gaming operations	Retail co-development & management Retail management services for an initial term of 15 years	Marriott International to manage both a Marriott hotel and a Ritz Carlton hotel 6-star boutique hotel "The Tang Hotel" to be created by Mr David Tang, founder of the China Clubs and Shanghai Tang	Leading Chinese-language live entertainment & programming

CapitaLand

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THANK YOU

CapitaLand

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-Jan-2007 19:43:06
Announcement No.	00151

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "Completion of acquisition of 20 percent of the issued share capital in each of (A) East Australia Trading Company (S) Pte Ltd; and (B) East Australia Trading Company Limited"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.Completion.Annc.Coral.17Jan07.pdf Total size = **139K** (2048K size limit recommended)

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ASCOTT RESIDENCE TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

COMPLETION OF ACQUISITION OF 20 PERCENT OF THE ISSUED SHARE CAPITAL IN EACH OF (A) EAST AUSTRALIA TRADING COMPANY (S) PTE LTD; AND (B) EAST AUSTRALIA TRADING COMPANY LIMITED

The Board of Directors of Ascott Residence Trust Management Limited, as Manager of Ascott Residence Trust ("ART"), has on 14 December 2006 announced the acquisitions of an aggregate of 40 percent of the issued share capital of East Australia Trading Company (S) Pte Ltd ("EATCS") and East Australia Trading Company Limited ("EATC").

On 12 January 2007, the Board has announced the completion of the acquisition of 20 percent of the issued share capital in each of EATCS and EATC from Sparkle Limited.

The Board is pleased to announce that the remaining 20 percent of the issued share capital in each of EATCS and EATC from Coral Holdings Limited has been completed today.

By Order of the Board

Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 17 January 2007

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	18-Jan-2007 11:22:50
Announcement No.	00021

>> Announcement Details
The details of the announcement start here ...

Announcement Title * Clarification Statement

Description

We refer to the Business Times article today, "CapitaLand to sell stake in Samsung Hub for $140 million; Ho Bee to pay almost $1,400 psf for eight floors in the building."

In the report, it was stated that "CapitaLand is said to be close to finalising a deal to sell its stake in Samsung Hub on Church Street to Ho Bee for over $140 million."

CapitaLand is always exploring both acquisition and divestment opportunities in the normal course of its business. With regards to Samsung Hub, CapitaLand wishes to clarify that there is nothing definitive.

It is CapitaLand's disclosure policy to make the appropriate announcements when required, in accordance with the SGX Listing Rules.

Attachments: Total size = **0**
(2048K size limit recommended)

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 198900036N

ANNOUNCEMENT

COMPULSORY ACQUISITION OF SHARES IN RAFFLES HOLDINGS LIMITED

CapitaLand Limited ("**CapitaLand**") refers to its announcements on 11 December 2006 and 5 January 2007, respectively, in relation to its compulsory acquisition of shares (the "**Compulsory Acquisition**") in Raffles Holdings Limited ("**RHL**").

CapitaLand wishes to announce that following the Compulsory Acquisition, RHL has become an indirect wholly-owned subsidiary of CapitaLand as of 20 January 2007.

By Order of the Board

Low Sai Choy
Company Secretary
22 January 2007

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, JAPAN RESIDENCE ONE Y.K.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Japan:

Name	:	Japan Residence One Y.K.
Principal Activity	:	Management and Leasing of Real Estate
Paid-up Capital	:	JPY3,000,000 comprising 60 shares of JPY50,000 each

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
22 January 2007

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Jan-2007 07:42:06
Announcement No.	00012

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited - "Response to SGX-ST's query regarding substantial increase in price"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has on 23 January 2007 issued an announcement on the above matter, as attached for information.
Attachments:	CRCT.ResponsetoSGXSTquery.pdf Total size = **85K** (2048K size limit recommended)

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CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

ANNOUNCEMENT

RESPONSE TO SGX-ST'S QUERY REGARDING SUBSTANTIAL INCREASE IN PRICE

CapitaRetail China Trust Management Limited, as manager of CapitaRetail China Trust ("**CRCT**" and manager of CRCT, the "**CRCT Manager**"), refers to the query on 23 January 2007 from Singapore Exchange Securities Trading Limited (the "**SGX-ST**"), regarding the substantial increase in the price of CRCT units on 23 January 2007.

The CRCT Manager is not aware of any information not previously announced concerning CRCT which, if known, might explain the substantial increase in the price of CRCT units on 23 January 2007.

CRCT is always on the lookout for quality acquisitions for the benefits of its unitholders. An announcement will be issued by the CRCT Manager in the event that there are material developments in compliance with the listing rules of SGX-ST.

The CRCT Manager confirms that CRCT is in compliance with the listing rules of SGX-ST, in particular, Rule 703 regarding the disclosure of material information.

BY ORDER OF THE BOARD
CapitaRetail China Trust Management Limited
(Company registration no. 200611176D)
As manager of CapitaRetail China Trust

Michelle Koh
Company Secretary
Singapore
23 January 2007

IMPORTANT NOTICE

The past performance of CRCT is not indicative of the future performance of CRCT. Similarly, the past performance of the CRCT Manager is not indicative of the future performance of the CRCT Manager.

The value of units in CRCT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the CRCT Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CRCT Manager redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Jan-2007 07:43:29
Announcement No.	00013

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "(1) Unaudited results for the period ended 31 December 2006; and (2) ART's full year net distributable income 8 percent above forecast"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited ("ARTML"), has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by ARTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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ASCOTT

RESIDENCE TRUST

ASCOTT RESIDENCE TRUST
UNAUDITED RESULTS FOR THE PERIOD
ENDED 31 DECEMBER 2006
TABLE OF CONTENTS

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

ASCOTT RESIDENCE TRUST
2006 FOURTH QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

INTRODUCTION

Ascott Residence Trust ("ART") was established under a trust deed dated 19 January 2006 entered into between Ascott Residence Trust Management Limited (as manager of ART) (the "Manager") and DBS Trustee Limited (as trustee of ART) (the "Trustee").

ART was directly held by The Ascott Group Limited up to and including 30 March 2006 (the "Private Trust"). On 31 March 2006 (the "Listing Date"), it was listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

ART's objective is to invest primarily in real estate and real estate related assets which are income-producing and which are used, or predominantly used as serviced residences or rental housing properties in the Pan-Asian Region. The initial portfolio of ART comprised 12 properties which are located in five different countries (Singapore, Indonesia, the Philippines, China and Vietnam).

Since listing, ART completed the acquisition of a 90% interest in Somerset Olympic Tower, Tianjin and a 40% beneficiary interest in Somerset Roppongi, Japan in October 2006. With these acquisitions, ART's portfolio has expanded to 14 properties across six countries.

ART's distribution policy is to distribute at least 90% of its taxable income (other than gains on the sale of real properties or shares by ART which are determined to be trading gains) and Net Overseas Income. As disclosed in the prospectus dated 6 March 2006 (the "Prospectus"), ART will distribute 100% of its taxable income and Net Overseas Income for the period from the Listing Date to 31 December 2006 and for the financial year ending 31 December 2007. Thereafter, ART will distribute at least 90% of its taxable income and Net Overseas Income, with the actual level of distribution to be determined at the Manager's discretion. ART will make distributions to unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates. ART's first distribution after the Listing Date was for the period from the Listing Date to 30 June 2006 and was paid by the Manager on 28 August 2006. Subsequent distributions will take place semi-annually. Distributions, when paid, will be in Singapore dollars.

ART's first financial period is from 19 January 2006, being the date of its establishment, to 31 December 2006. The prior period comparatives are based on the pro forma financial information as stated in the Prospectus.

1(a)(i) **CONSOLIDATED STATEMENT OF TOTAL RETURN**

	Note	4Q Actual (1/10/06 to 31/12/06) S$'000	4Q Pro Forma (1/10/05 to 31/12/05) S$'000	% +/-	YTD Actual (19/1/06 to 31/12/06) [1] S$'000	YTD Pro Forma (1/3/05 to 31/12/05) [2] S$'000	% +/-
Revenue	A.1	29,127	25,278	15%	89,811	84,260	7%
Direct expenses	A.2	(15,843)	(13,577)	17%	(47,181)	(45,256)	4%
Gross Profit	A.1	13,284	11,701	14%	42,630	39,004	9%
Interest income		170	48	254%	422	161	162%
Finance costs	A.3	(3,450)	(3,003)	15%	(10,610)	(10,011)	6%
Other operating income	A.4	286	154	86%	1,042	513	103%
Manager's management fees		(1,178)	(1,046)	13%	(3,714)	(3,486)	7%
Trustee's fee		(33)	(34)	-3%	(127)	(129)	-2%
Professional fees		(52)	(124)	-58%	(333)	(413)	-19%
Audit fees		(81)	(89)	-9%	(294)	(297)	-1%
Foreign exchange gain / (loss) – realized		17	246	-93%	21	820	-97%
Other operating expenses	A.5	(37)	(75)	-51%	(319)	(250)	-28%
Share of profit of associate (net of tax)		152	-	n.m.	152	-	n.m.
Net income before change in fair value of financial derivative and serviced residence properties, and unrealized foreign exchange loss		**9,078**	**7,778**	**17%**	**28,870**	**25,912**	**11%**
Change in fair value of financial derivative	A.6	(1,764)	-	n.m.	(5,408)	-	n.m.
Change in value of serviced residence properties	A.7	17,552	-	n.m.	17,552	-	n.m.
Foreign exchange loss - unrealized	A.8	(51)	-	n.m.	(1,539)	-	n.m.
Total return for the period before tax		**24,815**	**7,778**	**219%**	**39,475**	**25,912**	**52%**
Income tax expense	A.9	(2,264)	(1,613)	40%	(6,114)	(5,377)	14%
Total return for the period after tax		**22,551**	**6,165**	**266%**	**33,361**	**20,535**	**62%**
Minority interests		(3,945)	(896)	340%	(6,281)	(2,987)	110%
Total return for the period attributable to unitholders before distribution		**18,606**	**5,269**	**253%**	**27,080**	**17,548**	**54%**
Distribution to Unitholders from operations							
- Period from 31/3/06 to 30/6/06		-	n.m		(773)	n.m[3]	
- Period from 19/1/06 to 30/3/06		-	n.m		(156)	n.m[3]	
Total return for the period attributable to Unitholders after distribution		**18,606**	**5,269**	**253%**	**26,151**	**17,548**	**49%**

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

	Note	4Q Actual (1/10/06 to 31/12/06) S$'000	4Q Pro Forma (1/10/05 to 31/12/05) S$'000	% +/-	YTD Actual (19/1/06 to 31/12/06)[1] S$'000	YTD Pro Forma (1/3/05 to 31/12/05)[2] S$'000	% +/-
Total return for the period attributable to unitholders		18,606	5,269	253%	27,080	17,548	54%
Net effect of non-tax deductible / chargeable items and other adjustments	A.10	(10,258)	1,442	-811%	(2,503)	4,807	-152%
Total amount distributable to Unitholders for the period		**8,348**	**6,711**	**24%**	**24,577**	**22,355**	**10%**
Comprises :							
- from operations		6,010	n.m		9,879	n.m	
- from unitholders' contributions		2,338	n.m		14,698	n.m	
		8,348	**6,711**	**24%**	**24,577**	**22,355**	**10%**

Footnotes

(1) *ART was established on 19 January 2006 but the acquisition of the real properties was completed on 1 March 2006. Hence the income recorded relates only to the 10 months period from 1 March 2006 to 31 December 2006. ART had no income from 19 January 2006 to 28 February 2006. The entire period relates to both the Private Trust and Public Trust periods and the details are as stated in paragraph (1)(a)(iii) on page 6.*

(2) *The comparative numbers for 2005 are extracted from the pro forma financial information which was disclosed in the Prospectus and pro-rated equally for 10 months to correspond to the period from 1 March 2005 to 31 December 2005. Trustee's pro forma fee was pro-rated from 19 January 2005 to 31 December 2005.*

(3) *Not meaningful as pro forma distribution from operations and unitholders' contribution for the financial year ended 31 December 2005 presented in the Prospectus is made on the assumption that ART was incepted on 1 January 2003, under the terms set out in the Prospectus.*

1(a)(ii) Explanatory Notes to Consolidated Statement of Total Return

A.1 Revenue and Gross profit

Revenue

Revenue for 4Q 2006 of S$29.1 million increased by 15% over that of pro forma 4Q last year. Similarly, revenue for YTD Dec 2006 of S$89.8 million increased 7% as compared to the corresponding pro forma period last year. The increase in revenue was due to the increase in revenue per available unit ("REVPAU") of the Group's serviced residences across most countries.

Gross profit

The improved performances from the Group's serviced residences across all the countries and the inclusion of the results of Somerset Olympic Tower, which was acquired in Oct 2006 resulted in the increase of the gross profit by 14%, from S$11.7 million in 4Q 2005 to S$13.3 million in 4Q 2006. Gross profit margin remained at 46% in 4Q 2006.

Gross profit for YTD Dec 2006 of S$42.6 million increased 9% over YTD Dec 2005. Gross profit margin increased by 1.2 percentage point from 46.3% in YTD Dec 2005 to 47.5% in YTD Dec 2006. The improvement in the gross profit margin was due mainly to the higher overall REVPAU achieved on increase in the average daily rates and better operating efficiency.

A.2 Direct expenses include the following items:

	4Q Actual (1/10/06 to 31/12/06) S$'000	4Q Pro Forma (1/10/05 to 31/12/05) S$'000	% +/-	YTD Actual (19/1/06 to 31/12/06) S$'000	YTD Pro Forma (1/3/05 to 31/12/05) S$'000	% +/-
Depreciation and amortisation	(1,061)	(957)	11%	(2,989)	(3,191)	-6%
Staff costs	(3,719)	(3,448)	8%	(10,902)	(11,493)	-5%

A.3 Finance costs

Finance costs for 4Q 2006 increased by S$0.4 million. This was mainly due to interest expense arising from the assumption of the existing loan on the acquisition of Somerset Olympic Tower.

A.4 Other operating income

The other operating income for YTD Dec 2006 increased by S$0.5 million. The increase was due mainly to the gain arising from the unwinding of an interest rate swap for one of the subsidiary companies, as the floating rate bank loan was converted into a fixed rate bank loan.

A.5 Other operating expenses

Other operating expenses comprise primarily trust expenses which include recurring operating expenses such as annual listing fee and registry fees, valuation fees, costs associated with the preparation and distribution of reports and communication to unitholders and investors.

A.6 Change in fair value of financial derivative

The YTD Dec 2006 loss of $5.4 million relates to unrealized changes in the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to S$ bank loan at the Group level. The corresponding translation effect to the Group arising on the underlying US$ bank loan was an unrealized revaluation gain of S$3.3 million taken to the Statement of Total Return (refer to Para A.8) and a translation loss of S$1.0 million taken to the foreign currency translation reserve. Hence, the net impact on the Group was S$3.1 million.

A.7 Change in value of serviced residence properties

This relates to the surplus on revaluation of serviced residence properties, mainly from the properties in Singapore and Vietnam.

A.8 Foreign exchange loss - unrealized

The foreign exchange loss recognised in 4Q 2006 and YTD Dec 2006 was mainly due to (1) unrealized revaluation loss on foreign currency shareholder's loans, mainly denominated in US Dollars ("US$"), extended to the Group's subsidiaries, as a result of the depreciation of the US$ against S$, and (2) unrealized revaluation gain on US$ bank loan in a subsidiary's books, as a result of the depreciation of the US$ against RMB.

A.9 Income tax expense

Taxation for 4Q 2006 and YTD Dec 2006 was both higher by S$0.7 million as compared to the corresponding pro forma periods last year. This was mainly due to (1) tax provided on 100% of taxable income of the Singapore properties for the period when it was a Private Trust (19 January 2006 to 30 March 2006) which does not qualify for tax transparency, (2) deferred tax provided on the change in the value of serviced residence properties, and (3) higher operating profit achieved. Taxation for pro forma 4Q 2005 and YTD Dec 2005 was prepared on the basis that tax transparency applied throughout.

A.10 Net effect of non-tax deductible / (chargeable) items and other adjustments include the following items:

	4Q Actual (1/10/06 to 31/12/06) S$'000	4Q Pro Forma (1/10/05 to 31/12/05) S$'000	% +/-	YTD Actual (19/1/06 to 31/12/06) S$'000	YTD Pro Forma (1/3/05 to 31/12/05) S$'000	% +/-
Trustee's fees*	14	14	-	54	54	-
Depreciation (net of MI)	971	918	6%	2,699	3,061	-12%
Change in fair value of financial derivative	1,764	-	n.m.	5,408	-	n.m.
Change in value of serviced residence properties (net of tax and MI)	(14,066)	-	n.m.	(14,066)	-	n.m.
Unrealized exchange loss	51	-	n.m	1,539	-	n.m
Manager's management fee paid in units	589	523	13%	1,857	1,743	7%

* This relates to the Singapore properties only.

1(a)(iii) CONSOLIDATED STATEMENT OF TOTAL RETURN – Breakdown between Private Trust and Public Trust Period

ART was originally a private trust until 30 March 2006 and subsequently converted to a listed property trust upon its listing on 31 March 2006. The following sets out the income attributable to the private and public trust unitholders.

	Private Trust (19/1/06 to 30/3/06) S$'000	Public Trust (31/3/06 to 31/12/06) S$'000	Actual (19/1/06 to 31/12/06) S$'000
Revenue	8,417	81,394	89,811
Direct expenses	(4,318)	(42,863)	(47,181)
Gross Profit	4,099	38,531	42,630
Interest income	9	413	422
Finance costs	(1,104)	(9,506)	(10,610)
Other operating income	1	1,041	1,042
Manager's management fees	(345)	(3,369)	(3,714)
Trustee's fee	(26)	(101)	(127)
Professional fees	(83)	(250)	(333)
Audit fees	(31)	(263)	(294)
Foreign exchange (loss) / gain - realized	(25)	46	21
Other operating expenses	(75)	(244)	(319)
Share of profit of associate (net of tax)	-	152	152
Net Income before change in fair value of financial derivative and serviced residence properties, and unrealized exchange loss	**2,420**	**26,450**	**28,870**
Change in fair value of financial derivative	-	(5,408)	(5,408)
Change in value of serviced residence properties	-	17,552	17,552
Foreign exchange gain / (loss) - unrealized	607	(2,146)	(1,539)
Total return for the period before tax	**3,027**	**36,448**	**39,475**
Income tax expense	(605)	(5,509)	(6,114)
Total return for the period after tax	**2,422**	**30,939**	**33,361**
Minority interests	(314)	(5,967)	(6,281)
Total return for the period attributable to Unitholders before distribution	**2,108**	**24,972**	**27,080**
Distribution to Unitholders from operations			
- Period from 19/1/06 to 30/3/06	(156)	-	(156)
- Period from 31/3/06 to 30/6/06	-	(773)	(773)
Total return for the period attributable to Unitholders after distribution	**1,952**	**24,199**	**26,151**

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

	Private Trust (19/1/06 to 30/3/06) S$'000	Public Trust (31/3/06 to 31/12/06) S$'000	Actual (19/1/06 to 31/12/06) S$'000
Total return for the period attributable to Unitholders	2,108	24,972	27,080
Net effect of non-tax deductible / chargeable items and other adjustments	(192)	(2,311)	(2,503)
Total Unitholders' distribution	**1,916**	**22,661**	**24,577**
Comprises :			
- from operations	156	9,723	9,879
- from unitholders' contributions	1,760	12,938	14,698
	1,916	**22,661**	**24,577**

1(b)(i) BALANCE SHEET

	Note	GROUP Actual 31/12/06 S$'000	GROUP Pro Forma 31/12/05[1] S$'000	REIT Actual 31/12/06 S$'000	REIT Pro Forma 31/12/05 S$'000
Non-Current Assets					
Plant and equipment		20,411	13,884	3,640	4,104
Serviced residence properties	1(b)(ii)	975,225	911,157	288,278	278,046
Interest in subsidiaries		-	-	90,326	106,779
Interest in associate	1(b)(iii)	9,558			
Deferred tax assets		4,284	1,840	-	-
		1,009,478	926,881	382,244	388,929
Current Assets					
Inventories		231	289	-	-
Trade receivables		4,135	4,474	840	-
Other receivables and deposits	1(b)(iv)	27,547	18,965	400,185	454,106
Cash and bank balances		36,267	9,312	12,714	-
		68,180	33,040	413,739	454,106
Total Assets		1,077,658	959,921	795,983	843,035
Current Liabilities					
Bank overdraft (unsecured)		-	(6,260)	-	-
Trade payables		(3,159)	(1,337)	(63)	-
Other payables and liabilities	1(b)(v)	(55,680)	(39,645)	(30,582)	(22,480)
Interest bearing liabilities	1(b)(vi)	(7,342)	(37,647)	-	-
Current tax payable		(1,468)	(651)	(265)	-
		(67,649)	(85,540)	(30,910)	(22,480)
Non-Current Liabilities					
Interest bearing liabilities	1(b)(vi)	(286,140)	(229,721)	(116,991)	(226,812)
Financial liabilities	1(b)(vii)	(5,408)	-	(5,408)	-
Deferred income		-	(2)	-	-
Deferred tax liabilities		(3,474)	(156)	-	-
		(295,022)	(229,879)	(122,399)	(226,812)
Total Liabilities (excluding net assets attributable to Unitholders and minority interests)		(362,671)	(315,419)	(153,309)	(249,292)
Minority Interests		(53,175)	(50,759)	-	-
Net Assets Attributable to Unitholders	1(d)(i)	661,812	593,743	642,674	593,743

Footnote

(1) The comparative numbers for 2005 are extracted from the pro-forma financial information which was disclosed in the Prospectus.

1(b)(ii) Serviced residence properties

The increase in the Group's serviced residence properties as at 31 December 2006 was mainly due to (1) the acquisition of Somerset Olympic Tower in October 2006 and (2) increase in the valuation of the properties. The increase was partially offset by the loss arising from translating the Group's overseas serviced residence properties denominated in foreign currencies to Singapore dollars at lower exchange rates as a result of the weakening of these foreign currencies, particularly US Dollars, against Singapore dollars.

1(b)(iii) Interest in associate

This relates to the effective 40% beneficiary interest in Somerset Roppongi, Japan.

1(b)(iv) Other receivables and deposits

The Group's other receivables and deposits includes the 10% deposit paid for the acquisitions of Oakwood Manila, Shoan Heights, 26.8% effective interest in Somerset Chancellor Court and the remaining 10% effective interest in Somerset Olympic Tower.

The REIT's other receivables and deposits mainly include shareholder's loans advanced to its subsidiaries.

1(b)(v) Other payables and liabilities

The increase in the Group's other payables and liabilities was mainly due to (1) accrued bank loan interest of S$4.1 million to be paid in January 2007 (2) consolidation of liabilities as a result of the acquisition of Somerset Olympic Tower and (3) other payables which relate to the two Singapore properties.

The Pro Forma consolidated balance sheet as at 31 December 2005 was prepared on the basis that the Pro Forma Group had purchased the two Singapore properties on 31 December 2005 without taking over any payables that relate to the two properties, hence a zero balance.

1(b)(vi) Group borrowings

		Actual As at 31/12/06 S$'000	Pro Forma As at 31/12/05 S$'000
Secured borrowings			
- Amount repayable in one year or less or on demand	(1)	7,342	37,647
- Amount repayable after one year	(1)	286,690	229,721
Less: Fees and expenses incurred for debt raising exercise amortised over the tenor of secured loan		(550)	-
		286,140	229,721
Total	(2)	293,482	267,368

(1) The increase in the secured borrowings repayable after one year at 31 December 2006 was mainly due to the assumption of a bank loan of approximately S$33.5 million on the acquisition of Somerset Olympic Tower and the refinancing of a subsidiary's bank loan of approximately S$29.4 million, which was previously classified as repayable within one year.

(2) The increase in the Group's borrowings as at 31 December 2006 was mainly due to the acquisition of Somerset Olympic Tower, partially offset by the loss arising from translating the Group's borrowings denominated in foreign currencies to Singapore dollars at lower exchange rates as a result of the weakening of these foreign currencies, particularly US Dollars, against Singapore dollars.

Details of collateral

The borrowings of the Group are generally secured by:

- Mortgage on subsidiaries' serviced residence properties and the assignment of the rights, title and interest with respect to the properties
- Assignment of rental proceeds of the properties and insurance policies relating to the properties
- Pledge of shares of some subsidiaries

REIT's borrowings

The decrease was due to borrowings undertaken directly by a subsidiary in Beijing rather than at the REIT level.

1(b)(vii) Financial Liabilities

The S$5.4 million relates to the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to S$ bank loan at the Group level.

1I CONSOLIDATED CASH FLOW STATEMENT [1]

	Note	4Q Actual (1/10/06 to 31/12/06) S$'000	YTD Actual (19/1/06 to 31/12/06) [2] S$'000
Operating Activities			
Total return for the period before tax		24,815	39,475
Adjustments for:			
Depreciation and amortisation		1,061	2,989
Gain on disposal of plant and equipment		(5)	(5)
Finance costs		3,450	10,610
Interest income		(170)	(422)
Foreign exchange loss - unrealised		51	1,539
Loss from change in fair value of financial derivative		1,764	5,408
Gain from change in value of serviced residence properties		(17,552)	(17,552)
Share of profit of associate		(152)	(152)
Operating profit before working capital changes		**13,262**	**41,890**
Changes in working capital	3	3,457	(26,241)
Cash generated from operations		**16,719**	**15,649**
Income tax paid		(1,539)	(5,470)
Distribution to unitholders from operations		-	(929)
Cash flows from operating activities		**15,180**	**9,250**
Investing Activities			
Interest received		220	2,822
Acquisition of plant and equipment		(6,987)	(9,949)
Acquisition of subsidiaries, net of cash acquired		(37,188)	(13,306)
Acquisition of serviced residence properties		-	(63,152)
Capital expenditure on serviced residence properties		(1,321)	(1,644)
Acquisition of associate		(9,071)	(9,071)
Proceeds from sale of plant and equipment		23	23
Cash flows from investing activities		**(54,324)**	**(94,277)**
Financing Activities			
Proceeds from bank borrowings		-	119,235
Interest paid		(1,940)	(9,622)
Distribution to unitholders		-	(8,751)
Repayment of bank borrowings		(2,017)	(21,218)
Dividend paid to minority shareholders		(1,395)	(1,395)
Payment of issue expenses		(21)	(6,082)
Proceeds from issue of new units		-	49,127
Cash flows from financing activities		**(5,373)**	**121,294**
(Decrease) / Increase in cash & cash equivalents		**(44,517)**	**36,267**
Cash and cash equivalents at beginning of the period		**80,784**	**-**
Cash and cash equivalents at end of the period		**36,267**	**36,267**

Footnotes

(1) *There are no comparative prior period figures as this is the first financial period.*

(2) *Although ART was established on 19 January 2006, the acquisition of the properties was completed on 1 March 2006. Consequently, the figures only represent the cash flow for the 10 months period from 1 March 2006 to 31 December 2006 as there was no income from 19 January 2006 to 28 February 2006.*

(3) *The negative changes in working capital were mainly due to repayment of amounts owing to related companies upon completion of the acquisition of real properties.*

1(d)(i) NET ASSETS ATTRIBUTABLE TO UNITHOLDERS [1]

	Note	GROUP Actual (1/10/06 to 31/12/06) S$'000	GROUP Actual 19/1/06 to 31/12/06) S$'000	REIT Actual (1/10/06 to 31/12/06) S$'000	REIT Actual 19/1/06 to 31/12/06) S$'000
Unitholders' Contribution					
Balance as at beginning of period		633,618	-	633,618	-
Issue of new units		-	648,430	-	648,430
Issue expenses		(21)	(6,082)	(21)	(6,082)
Distribution to Unitholders		-	(8,751)	-	(8,751)
Balance as at end of period		633,597	633,597	633,597	633,597
Operations [2]					
Balance as at beginning of period		7,545	-	(6,106)	-
Change in net assets attributable to unitholders resulting from operations after distribution		18,606	26,151	15,183	9,077
Balance as at end of period		26,151	26,151	9,077	9,077
Foreign Currency Translation reserve					
Balance as at beginning of period		(2,625)	-	-	-
Translation differences relating to financial statements of foreign subsidiaries		4,689	2,064	-	-
Balance as at end of period		2,064	2,064	-	-
Net Assets Attributable to Unitholders	1(b)(i)	661,812	661,812	642,674	642,674

1(d)(ii) Details of any change in the units [1]

	REIT Actual (1/10/06 to 31/12/06) '000	REIT Actual 19/1/06 to 31/12/06) '000
Balance as at beginning of period	498,639	-
Issue of new units :		
- settlement for the purchase of two Singapore properties	-	165,880
- settlement for the purchase of the property companies shares	-	288,120
- payment of Manager's management fees	-	639
- placement on 25 September 2006	-	44,000
Balance as at end of period	498,639	498,639

Footnotes

(1) There are no comparative prior period figures as this is the first financial period.
(2) Although ART was established on 19 January 2006, the acquisition of the properties was completed on 1 March 2006. Consequently, the figures only represent the income for the 10 month period from 1 March 2006 to 31 December 2006 as there was no income from 19 January 2006 to 28 February 2006.

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with those disclosed in the Prospectus.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

Nil

6. **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period**

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation.

In computing the DPU, the number of units as at the end of each period is used for the computation.

Earnings per unit (EPU)(cents)	**4Q Actual (1/10/06 to 31/12/06)**	**<------- Private Trust (19/1/06 to 30/3/06)**	**YTD Public Trust (31/3/06 to 31/12/06)**	**-------> Total Actual (19/1/06 to 31/12/06)**
Number of units on issue at end of period	498,638,579	454,000,000	498,638,579	498,638,579
Weighted average number of units for the period	498,638,579	454,000,000	469,873,067	468,316,884
EPU (cents) – Basic and Diluted (based on the weighted average number of units for the period)	3.73	0.46	5.32	5.78

The diluted EPU is the same as the basic EPU as there were no dilutive instruments in issue during the period.

Distribution per unit (DPU)(cents)	**4Q Actual (1/10/06 to 31/12/06)**	**<------- Private Trust (19/1/06 to 30/3/06)**	**YTD Public Trust (31/3/06 to 31/12/06)**	**-------> Total Actual (19/1/06 to 31/12/06)**
Number of units on issue at end of period	498,638,579	454,000,000	498,638,579	n.m.
DPU (cents) – Basic and diluted	1.65	0.42	4.82	5.24

The diluted DPU is the same as the basic DPU as there were no dilutive instruments in issue during the period.

7. **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

	Actual 31/12/06	Pro Forma 31/12/05
NAV per units ($)	1.33	1.31

8(i) GROUP PERFORMANCE REVIEW

8(i)(a) Revenue and Gross Profit Analysis - 4Q 2006 vs. 4Q 2005

	Ref	Revenue				Ref	Gross Profit				REVPAU Analysis		
		Actual 4Q 2006	Pro Forma 4Q 2005	Variance			Actual 4Q 2006	Pro Forma 4Q 2005	Variance		Actual 4Q 2006	Pro Forma 4Q 2005	+/-
		S$'M		S$M	%		S$'M		S$'M	%	S$/day	S$/day	%
Singapore		6.4	5.1	1.3	*25%*		2.5	2.3	0.2	*9%*	162	135	20%
China		10.1	8.2	1.9	*23%*		4.5	3.6	0.9	*25%*	149	161	-7%
Vietnam		5.6	5.2	0.4	*8%*		3.4	3.1	0.3	*10%*	134	120	12%
Indonesia		5.6	5.6	-	-		2.3	2.3	-	-	78	84	-7%
Philippines		1.4	1.2	0.2	*17%*		0.6	0.4	0.2	*50%*	69	55	25%
	A.1	29.1	25.3	3.8	*15%*	A.1	13.3	11.7	1.6	*14%*	123	115	7%

Revenue for 4Q 2006 grew by 15% from S$25.3 million in 4Q 2005 to S$29.1 million in 4Q 2006. The increase in revenue was due to a 7% growth in the overall revenue per available unit ("REVPAU") from S$115 in 4Q 2005 to S$123 in 4Q 2006, mainly driven by increase in the average daily rates. Serviced residence operations in Singapore, Philippines and Vietnam achieved a double digit REVPAU growth in 4Q 2006.

In line with the increased revenue, gross profit for 4Q 2006 at S$13.3 million increased by 14% as compared to 4Q 2005. This was supported by growth in all countries, except Indonesia which performed the same as in 4Q 2005.

In Singapore, the Group's serviced residence achieved an overall REVPAU of S$162 for 4Q 2006, an increase of 20% from S$135 in 4Q 2005. With the continuation of strong market conditions in Singapore, the Group increased average daily rates through a combination of right tenant mix and forward-looking sales strategies, while occupancy remained above 90%. As a result, the gross profit of Singapore operations for 4Q 2006 exceeded that of 4Q 2005 by 9%.

For China operations, REVPAU achieved for 4Q 2006 was 7% lower than that in 4Q 2005. This was due to lower demand for bigger apartment units, lower average daily rates for the winter promotion in order to match competitors' rate and keen competition from local operators and international hotels chains. This resulted in lower average daily rates while occupancy remained high at around 80%. While the reconfiguration of The Ascott Beijing is ongoing to meet growing market demand for smaller apartment units, efforts were taken to keep costs low to compensate for the loss of rental revenue. On a same store basis, revenue was lower by S$0.7 million, however gross profit was higher by S$0.1 million as compared to that in 4Q 2005 due to improved cost management, such as energy conservation efforts to reduce utility costs. Including Somerset Olympic Tower, revenue and gross profit for 4Q 2006 increased by 23% and 25% respectively as compared to 4Q 2005.

In Vietnam, the revenue and gross profit of the Group's serviced residence increased by 8% and 10% respectively in 4Q 2006 as compared to 4Q 2005. These increases were achieved with higher rental rates upon renewal of lease of long stay tenants. The rate increases were bolstered by strong demand in Vietnam for serviced residences due to Vietnam's steady growth and limited supply of internationally managed serviced residences.

In Indonesia, the REVPAU for 4Q 2006 declined from S$84 in 4Q 2005 to S$78 in 4Q 2006. This was attributed mainly to a drop in occupancy for The Ascott Jakarta, resulting from major road closure and massive construction activities around the property. Despite the drop in REVPAU, revenue remained the same as in 4Q 2005 due to higher other revenue, comprising mainly service and maintenance fees from tenants. Gross profit for 4Q 2006 remained at the same level as that in 4Q 2005 due to cost savings arising from improved cost management.

In Philippines, the REVPAU increased by 25% from S$55 in 4Q 2005 to S$69 in 4Q 2006, with increases in both occupancy rates and average daily rates. This resulted in an improvement in the revenue of the Philippines operations in 4Q 2006 over those of 4Q 2005. In line with the increased revenue, gross profit for 4Q 2006 at S$0.6 million increased by 50% as compared to 4Q 2005.

8(i)(b) Revenue and Gross Profit Analysis - YTD Dec 2006 vs. YTD Dec 2005

	Ref	Revenue Actual YTD Dec 2006 S$'M	Revenue Pro Forma YTD Dec 2005 S$'M	Revenue Variance S$'M	Revenue Variance %	Ref	Gross Profit Actual YTD Dec 2006 S$'M	Gross Profit Pro Forma YTD Dec 2005 S$'M	Gross Profit Variance S$'M	Gross Profit Variance %	REVPAU Analysis Actual YTD Dec 2006 S$/day	REVPAU Analysis Pro Forma YTD Dec 2005 S$/day	REVPAU Analysis +/- %
Singapore		20.4	17.0	3.4	*20%*		9.5	7.4	2.1	*28%*	159	135	18%
China		27.7	27.4	0.3	*1%*		12.2	12.0	0.2	*2%*	149	161	-7%
Vietnam		18.3	17.3	1.0	*6%*		11.1	10.3	0.8	*8%*	129	120	8%
Indonesia		18.7	18.7	-	-		8.1	8.0	0.1	*1%*	81	84	-4%
Philippines		4.7	3.9	0.8	*21%*		1.7	1.3	0.4	*31%*	69	55	25%
	A.1	**89.8**	**84.3**	**5.5**	***7%***	A.1	**42.6**	**39.0**	**3.6**	***9%***	**121**	**115**	**5%**

For YTD Dec 2006, the Group achieved S$89.8 million in revenue, which was 7% increase over the revenue of S$84.3 million recorded in the corresponding pro forma period last year. Overall REVPAU improved by S$6 from S$115 in YTD Dec 2005 to S$121 in YTD Dec 2006, mainly driven by an increase in the average daily rates. The higher revenue achieved led to a higher gross profit for YTD Dec 2006, resulting in an increase of 9% from S$39.0 million in YTD Dec 2005 to S$42.6 million in YTD Dec 2006. Overall gross profit margin improved by 1.2 percentage points from 46.3% to 47.5% as a result of higher average daily rates.

8(i)(c) Total Return

Total Return	Actual 4Q 2006 S$'000	Pro Forma 4Q 2005 S$'000	+/- %
Operating net profit	6,338	5,023	26%
Change in fair value of financial derivative	(1,764)	-	n.m.
Change in value of serviced residence properties (net of tax and MI)	14,066	-	n.m.
Foreign exchange (loss) / gain	(34)	246	n.m.
Total return attributable to unitholders	**18,606**	**5,269**	**253%**

The Group achieved a higher operating net profit of S$6.3 million vs S$5.0 million in 4Q05, or 26% increase, as a result of higher gross profit achieved. Including foreign exchange differences and change in fair value of financial derivative and serviced residence properties, the total return to unitholders in 4Q06 was S$18.6 million, a 253% increase over the S$5.3 million recorded in 4Q05.

Total Return	Actual YTD Dec 2006 S$'000	Pro Forma YTD Dec 2005 S$'000	+/- %
Operating net profit	19,940	16,728	19%
Change in fair value of financial derivative	(5,408)	-	n.m.
Change in value of serviced residence properties (net of tax and MI)	14,066	-	n.m.
Foreign exchange (loss) / gain	(1,518)	820	n.m.
Total return attributable to unitholders	**27,080**	**17,548**	**54%**

Similarly, the Group's operating performance in YTD Dec 2006 exceeded that of the comparative period in YTD Dec 2005. The operating net profit for YTD Dec 2006 was S$19.9 million vs. S$16.7 million in YTD Dec 2005, an improvement of S$3.2 million or 19%. This was mainly attributable to the strong performance from the Group's serviced residences in most countries. Including foreign exchange differences and change in fair value of financial

derivative and serviced residence properties, the total return to unitholders in YTD Dec 06 was S$27.1 million, a 54% increase over the S$17.5 million recorded in 4Q05.

9. **Variance between the forecast as disclosed in the Prospectus and the actual results**

9(i) **Consolidated Statement of Total Return for the period of 31 March 2006 to 31 December 2006 (Public Trust)**

		Actual S$'000	Forecast[1] S$'000	% +/-
Revenue	(a)	81,394	78,860	3%
Direct expenses	(a)	(42,863)	(42,732)	-
Gross Profit	(a)	38,531	36,128	7%
Interest income		413	-	n.m
Finance costs		(9,506)	(9,110)	4%
Other operating income	(b)	1,041	380	174%
Manager's management fees	(c)	(3,369)	(3,221)	5%
Trustee's fee		(101)	(101)	-
Professional fees		(250)	(375)	-33%
Audit fees		(263)	(241)	9%
Foreign exchange gain (realized)		46	-	n.m
Other operating expenses		(244)	(287)	-15%
Share of profit of associate		152	-	n.m.
Net Income before change in fair value of financial derivative and serviced residence properties, and unrealized foreign exchange loss		**26,450**	**23,173**	**14%**
Change in fair value of financial derivative	(d)	(5,408)	-	n.m.
Change in value of serviced residence properties	(e)	17,552	-	n.m.
Foreign exchange loss (unrealized)	(f)	(2,146)	-	n.m
Total return for the period before tax		**36,448**	**23,173**	**57%**
Income tax expense		(5,509)	(4,510)	22%
Total return for the period after tax		**30,939**	**18,663**	**66%**
Minority interests		(5,967)	(2,630)	127%
Total return for the period attributable to Unitholders before distribution	(g)	**24,972**	**16,033**	**56%**

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

		Actual S$'000	Forecast[1] S$'000	% +/-
Total return for the period attributable to Unitholders		24,972	16,033	56%
Net effect of non-tax deductible / chargeable items and other adjustments	(h)	(2,311)	4,988	-146%
Total amount distributable to Unitholders for the period		**22,661**	**21,021**	**8%**
Distribution per unit (in cents)				
- for the period		4.82	4.63	
- annualised		6.37	6.11	4%

Footnote

(1) The forecast is extracted from the Prospectus and is based on the assumptions set out in the Prospectus. As the forecast stated was for 1 January 2006 to 31 December 2006, the Manager has used its best estimate to present the pro-rated forecast for the period 31 March 2006 to 31 December 2006.

9(ii) Review of the Group's performance for the period 31 March 2006 to 31 December 2006

	Revenue				Gross Profit			
	Actual	Forecast[1]	Variance		Actual	Forecast[1]	Variance	
	S$'M		S$'M	%	S$'M		S$'M	%
Singapore	18.5	16.1	2.4	*15%*	8.5	7.7	0.8	*10%*
China	25.2	26.0	(0.8)	*-3%*	11.2	10.9	0.3	*3%*
Vietnam	16.5	15.9	0.6	*4%*	10.0	9.6	0.4	*4%*
Indonesia	16.9	17.3	(0.4)	*-2%*	7.3	6.7	0.6	*9%*
Philippines	4.3	3.6	0.7	*19%*	1.5	1.2	0.3	*25%*
	81.4	**78.9**	**2.5**	***3%***	**38.5**	**36.1**	**2.4**	***7%***

Footnote

(1) The forecast is extracted from the Prospectus. As the forecast stated was for 1 January 2006 to 31 December 2006, the Manager has used its best estimate to present the pro-rated forecast for the period 31 March 2006 to 31 December 2006.

(a) Revenue is higher by S$2.5 million or 3% as compared to the forecast on a portfolio basis. Direct expenses remained substantially the same. As a result, gross profit is higher by S$2.4 million or 7% on a portfolio basis.

In Singapore, revenue and gross profit of the Group's serviced residence increased by 15% and 10% respectively. This was mainly due to an increase in the average daily rates.

In China, revenue of the Group's serviced residence declined by 3% or S$0.8 million as compared to the forecast due to lower revenue achieved as a result of expiry of leases for a few key accounts of the Beijing properties and lower demand for bigger apartment units. This decrease in revenue was offset by cost savings arising from improved cost management, resulting in gross profit increasing by S$0.3 million or 3%. The Ascott Beijing is currently undergoing reconfiguration (expect to complete around mid 2007) to convert the bigger apartment units to smaller apartment units to meet the growing market demand for such units.

In Vietnam, revenue of the Group's serviced residence increased by 4% as a result of higher rental rates achieved upon renewal of lease of long stay tenants. Gross profit increased by 4% due to higher rates and improved operating efficiency.

In Indonesia, revenue declined by 2% as compared to the forecast due to a lower REVPAU achieved for The Ascott Jakarta (Actual : S$98; Forecast S$113), resulting from major road closure and massive construction activities around the property, which is expected to be completed around mid 2007. However, as a result of cost management, the gross profit increased by 9% as compared to the forecast.

In Philippines, revenue and gross profit were higher by 19% and 25% respectively as a result of increased occupancy rates and average daily rates.

(b) Other operating income was S$0.6 million higher than the forecast mainly due to a gain arising from the unwinding of an interest rate swap for one of the subsidiary companies, as the floating rate bank loan was converted into a fixed rate bank loan.

(c) Manager's management fee is slightly higher by 5% due to higher gross profit achieved.

(d) This relates to unrealized changes in the fair value of the cross currency swap, entered into to convert a subsidiary's US$ bank loan to a S$ bank Loan. Refer to Para A.6.

(e) This relates to the surplus on revaluation of the serviced residence properties, mainly from the properties in Singapore and Vietnam.

(f) Foreign exchange loss mainly relates to unrealized revaluation loss on foreign currency shareholder's loan, mainly denominated in US Dollars ("US$"), extended to the Group's subsidiaries, as a result of the depreciation of the US$ against S$.

(g) Total return attributable to unitholders was S$25.0 million, an increase of S$8.9 million or 56% over the forecast of S$16.0 million. Total unitholders' distribution for the period was S$1.6 million or 8% higher than the forecast.

(h) **Net effect of non-tax deductible / (chargeable) items and other adjustments includes the following items:**

	Actual S$'000	Forecast S$'000	+/-
Trustee's fees *	49	49	-
Depreciation (net of MI)	2,469	3,285	-25%
Change in fair value of financial derivative	5,408	-	n.m.
Change in value of serviced residence properties (net of tax and MI)	(14,066)	-	n.m.
Unrealized exchange loss	2,146	-	n.m
Manager's management fee paid in units	1,685	1,611	5%

* This relates to Singapore properties only.

10. PROSPECTS

The economic and business environment in Asia Pacific remains positive for 2007. The countries where ART has a presence are expected to register real GDP growth (Source: Economist Intelligence Unit) of between 2% to 10% in 2007. Strong inflows of foreign direct investment (Source: Economist Intelligence Unit) will boost demand for quality serviced accommodation. The Group is well positioned to benefit from this positive business and market conditions in Asia Pacific.

For the full year 2007, the manager of ART is confident of delivering the forecast distribution per unit of 6.43 cents as disclosed in the Prospectus.

11. DISTRIBUTIONS

11(a) **Current financial period**
Any distributions declared for the current financial period? Yes

AscottReit units

	1 July 2006 to 24 September 2006	25 September 2006 to 31 December 2006	Total
Distribution Type	**Distribution Rate (cents)**	**Distribution Rate (cents)**	**Distribution Rate (cents)**
Taxable Income	0.515	0.468	0.983
Tax Exempt Income	0.256	0.304	0.560
Capital	0.660	0.684	1.344
Singapore franked dividend (gross)	-	0.283	0.283
Total	**1.431**	**1.739**	**3.170**

AscottReit A units

	25 September 2006 to 31 December 2006
Distribution Type	**Distribution Rate (cents)**
Taxable Income	0.468
Tax Exempt Income	0.304
Capital	0.684
Singapore franked dividend (gross)	0.283
Total	**1.739**

Tax rate : **Taxable Income Distribution**

Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 20%.

Tax-Exempt Income Distribution

Tax-exempt income distribution is exempt from tax in the hands of all unitholders

Capital Distribution

Capital distribution represents a return of capital to unitholders for tax purposes and is therefore not subject to income tax. For unitholders who are liable to tax on profits from sale of ART Units, the amount of capital distribution will be applied to reduce the cost base of their ART Units for tax purposes.

Singapore Franked Dividend Distribution

This refers to distributions made out of dividend derived from Singapore from which tax is deducted under section 44 of the Income Tax Act, Chapter 134 of Singapore. Unitholders are generally liable to Singapore income tax on such distribution and may claim a tax credit for the tax deducted at source on the dividends. The tax deducted at source refers to the corresponding amount of tax deducted from the dividend originally received by ART. No further withholding tax is applicable.

11(b) **Corresponding period of the preceding financial period**
Any distributions declared for the corresponding period of the immediate preceding financial period? No

11(c) Book closure date : 1 February 2007

11(d) Date payable : 28 February 2007

12. INTERESTED PERSON TRANSACTIONS

Name of Interested Person	Aggregate value* of all interested person transactions during the financial period under review (excluding transactions less than $100,000)
	S$'000
The Ascott Group Limited & its subsidiaries	
The Ascott Holdings Limited	9,071
Ascott Property Management (Shanghai) Co., Ltd	767

* The aggregate value is for the contract period.

13. SEGMENT REVENUE AND RESULTS

YTD Actual (19/1/06 to 31/12/06)	Singapore S$'000	China S$'000	Vietnam S$'000	Indonesia S$'000	Philippines S$'000	Total S$'000
Revenue	20,349	27,737	18,272	18,722	4,731	89,811
Direct expenses	(10,851	(15,504	(7,165)	(10,600)	(3,061)	(47,181)
Gross Profit	9,498	12,233	11,107	8,122	1,670	42,630
Share of after-tax profit of Associate						152
Interest income						422
Finance costs						(10,610)
Unallocated net expenses						(3,724)
Net income before change in fair value of financial derivative and serviced residence properties, and unrealized foreign exchange loss						28,870
Change in fair value of financial derivative						(5,408)
Change in value of serviced residence properties						17,552
Foreign exchange loss – Unrealized						(1,539)
Total return for the period before tax						39,475
Income tax expense						(6,114)
Total return for the period after tax						33,361
Minority interests						(6,281)
Total return for the period attributable to unitholders						27,080

14. BREAKDOWN OF SALES

	YTD Actual (19/1/06 to 31/12/06) [(1)] S$'000	YTD Pro Forma (1/3/05 to 31/12/05) [(2)] S$'000	+/-
(a) Revenue reported for first half year	34,872	33,704	3%
(b) Total return after taxation before minority interests reported for first half year	7,549	8,205	-8%
(c) Revenue reported for second half year	54,939	50,556	9%
(d) Total return after taxation before minority interests reported for second half year	25,812	12,330	109%

Footnotes

(1) ART was established on 19 January 2006 but the acquisition of the real properties was completed on 1 March 2006. Hence the income recorded relates only to the 10 months period from 1 March 2006 to 31 December 2006. ART had no income from 19 January 2006 to 28 February 2006. The entire period relates to both the Private Trust and Public Trust periods and the details are as stated in paragraph (1)(a)(iii) on page 6.

(2) *The comparative numbers for 2005 are extracted from the pro forma financial information which was disclosed in the Prospectus and pro-rated equally for 10 months to correspond to the period from 1 March 2005 to 31 December 2005. Trustee's fee was pro-rated from 19 January 2005 to 31 December 2005.*

15. BREAKDOWN OF TOTAL DISTRIBUTIONS

	Private Trust (19/1/06 to 30/3/06) S$'000	Public Trust (31/3/06 to 31/12/06) S$'000
19 January 2006 to 30 March 2006 - paid	1,916	-
31 March 2006 to 30 June 2006 - paid	-	7,764
1 July 2006 to 31 December 2006 – to be paid	-	14,897

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company registration no. 200516209Z)
As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary

Singapore
24 January 2007

FOR IMMEDIATE RELEASE

ASCOTT
RESIDENCE TRUST

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

NEWS RELEASE

ART'S FULL YEAR NET DISTRIBUTABLE INCOME 8 PERCENT ABOVE FORECAST

Organic growth buoyed by strong occupancies and rates increases for serviced residences in Singapore, the Philippines and Vietnam

Singapore, 24 January 2007 – Ascott Residence Trust Management Limited (ARTML), the manager of Ascott Residence Trust (ART), is pleased to announce a net distributable income of S$22.7 million for the period 31 March 2006 (date of listing) to 31 December 2006. This represents an eight percent increase above the forecast[1] of S$21.0 million.

Distributable income per unit (DPU) for the same period is 4.82 cents, 0.19 cents above the forecast[1] of 4.63 cents. Annualised DPU is 6.37 cents, 0.26 cents above the forecast[2] of 6.11 cents.

Highlights of results for the period 31 March 2006 to 31 December 2006

	Actual	Forecast[1]	Change
Revenue (S$m)	81.4	78.9	+ 3 %
Gross Profit (S$m)	38.5	36.1	+ 7 %
Unitholders' Distribution (S$m)	22.7	21.0	+ 8 %
DPU (cents)	4.82	4.63	+ 4 %
Annualised DPU (cents)	6.37	6.11	+ 4 %

Mr Chong Kee Hiong, ARTML's chief executive officer said, "ART has done well in its first financial year with both revenue and gross profit exceeding forecasts. The organic growth of ART's portfolio was underpinned by strong occupancies and rates increases across most markets, with Revenue Per Available Unit (REVPAU) for Singapore and the Philippines showing double-digit growth for the year. Our Vietnam properties also performed well, with eight percent REVPAU growth in 2006."

[1] The forecast numbers for 2006 are extracted from the forecast which was disclosed in the prospectus and pro-rated to correspond to the period from 31 March to 31 December 2006.

[2] Annualised figures based on the assumptions set out in the Prospectus. The distribution per Unit for the Forecast Year 2006 is calculated on the assumption that the Listing Date is 1 January 2006.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

"Given the strong demand for quality serviced residences arising from the positive economic and business conditions in the Asia-Pacific region, ART has been able to deliver a higher than forecast annualised DPU of 6.37 cents for 2006. The 135 percent appreciation[3] in ART's unit price in 2006 also clearly demonstrates investors' confidence in ART and its proven ability to execute its acquisition strategy," Mr Chong added.

ARTML's chairman, Mr Lim Jit Poh said, "Since listing, ART has embarked on an aggressive acquisition strategy with five acquisitions announced in 2006. With the three new acquisitions announced today, our portfolio asset size has expanded to S$1.2 billion. Given the prospects ahead, we expect our target portfolio value to be about S$2 billion by end-2008."

Mr Lim added, "The addition of two new countries – Australia and Japan – to our portfolio since listing gives ART a presence in 10 Pan-Asian cities in seven countries and strengthens our position as a truly geographically and economically diversified serviced residence REIT. Going forward, ART will continue to source for yield-accretive acquisitions to deliver stable and sustainable distributions to unitholders."

For the full year 2007, ARTML is confident of delivering the forecast DPU of 6.43 cents as disclosed in the Prospectus, barring any unforeseen circumstances.

About Ascott Residence Trust

Ascott Residence Trust (ART) is the first Pan-Asian serviced residence real estate investment trust, and was established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the Pan-Asian Region.

Comprising an initial asset portfolio of 12 strategically located properties in seven Pan-Asian cities, ART was listed with an asset size of about S$856 million. As at 31 December 2006, ART's asset portfolio has since expanded to S$927 million, comprising 14 properties with about 2,300 units in nine cities in Singapore, China, Indonesia, Japan, The Philippines and Vietnam.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited (Ascott). Listed on the mainboard of the Singapore Exchange, Ascott is the largest international serviced residence owner-operator outside the United States, with over 18,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. Ascott boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

[3] Based on the preferential offering sale price of S$0.68, and the unit price of S$1.60 as at 29 December 2006.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com/

For more information, please contact:

Sonia Meyer, Investor Relations and Communications
Tel: (65) 6389 9310 Hp: (65) 9724 8748 Email: sonia.meyer@the-ascott.com

Sandy Leng, Investor Relations and Communications
Tel: (65) 6586 7150 Hp: (65) 9018 5168 Email: sandy.leng@the-ascott.com



ASCOTT RESIDENCE TRUST

ASCOTT RESIDENCE TRUST
FY2006 Financial Results

24 January 2007

82 - 4507

Agenda

- 2006 Highlights
- 2006 in Review
  - Operating Performance
  - Acquisitions in 2006
  - Asset Enhancements in 2006
  - Strong Balance Sheet
- Prospects & Outlook
- New Acquisitions in 2007
- Q&A Session

Disclaimer

IMPORTANT NOTICE

The value of units in Ascott Residence Trust ("ART') (the "Units") and the income derived from them may fall as well as rise. The Units are not obligations of, deposits in, or guaranteed by the Manager of ART (the "Manager") or any of its affiliates. An investment in the Units is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Prospective investors and Unitholders are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Unitholders of ART (the "Unitholders") have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that Unitholders may only deal in their Units through trading on the Singapore Exchange Securities Trading Limited ("SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.



2006 Highlights

Net Distributable Income and DPU Higher Than Forecast

For the period 31 March 2006 to 31 December 2006 (Public Trust)


+ 8 %
21.0
22.7
+ 4 %
4.63
4.82
+ 4 %
6.11
6.37
Forecast
Actual
Distribution (S$million)
DPU (cents)
Annualised DPU (cents)

Net Distributable Income Exceeded Forecast by 8%
DPU Exceeded Forecast by 4%

82 - 4507

Distribution Details

Distribution Period/ Rate

1) AscottReit units (1 July to 31 December 2006): 3.170 cents per unit

2) AscottReit A units (25 September to 31 December 2006): 1.739 cents per unit

Book Closure Date

1 February 2007

Distribution Payment Date

28 February 2007


Distribution per unit (Cents)
3
2
1
0
1.739
1.431
1.739
AscottReit
AscottReit A
25 September to 31 December 2006
1 July to 24 September 2006

82 - 4507

Strong Unit Price Performance in 2006

- ✓ Unit price[1] appreciated by 135%
- ✓ Total return[2] of 139%
- ✓ Market capitalisation[1] increased 158% to reach S$800 million


Unit Price (S$)
31/3/06 S$1.15
Preferential offering price S$0.68
29/12/06 S$1.60
31/3/06
First day of trading
29/12/06
Last day of FY2006

1. Based on the preferential offering sale price of S$0.68 and the unit price of S$1.60 as at 29 December 2006.
2. Based on unit price appreciation and annualised distribution yield of 4% (based on DPU for the period 31 March 2006 to 31 December 2006, and the preferential offering sale price of S$0.68).

82 - 4507

Expansion of Asset Portfolio

- ✓ Five yield-accretive acquisitions announced in 2006
  - Two completed in October 2006[1]
  - Remaining acquisitions to be completed by April 2007[2]
- ✓ Expanded geographical reach to Japan and Australia
- ✓ Increase in total portfolio value to S$927 million[3] (as at 31 December 2006)
- ✓ Larger free float to improve liquidity

1. These were Somerset Olympic Tower Property, Tianjin and an effective 40% stake in Somerset Roppongi, Tokyo.
2. The acquisition of an effective 26.8% stake in Somerset Chancellor Court, Ho Chi Minh City was completed on 17 January 2007.
3. Based on valuation of the Properties as at 30 November 2006. Includes the initial portfolio of 12 properties and the completed acquisitions of Somerset Olympic Tower Property, Tianjin and Somerset Roppongi, Tokyo.

82 - 4507



2006 in Review



Operating Performance

Statement of Total Return vs Pro Forma 2005

S$m	Actual[1]	Pro Forma	Growth (%)
	19/1/06 to 31/12/06	1/3/05 to 31/12/05	
Revenue	89.8	84.3	+7%
Gross Profit	42.6	39.0	+9%
Unitholders' Distribution	24.6	22.4	+10%

Net Distributable Income Exceeded Pro Forma 2005 by S$2.2 million

1. ART was established on 19 January 2006 but the acquisition of the real properties was completed on 1 March 2006. Hence the income recorded relates only to the 10-month period from 1 March 2006 to 31 December 2006. ART had no income from 19 January 2006 to 28 February 2006.

Double Digit RevPAU Growth in Singapore and the Philippines


China:
- Expiry of leases
- Lower demand for larger apartments
Indonesia:
- Drop in occupancy for Ascott Jakarta due to massive construction activities surrounding the residence
S$
200
150
100
50
0
+ 18 %
135
159
161
149
84
81
+ 25 %
55
69
+ 8 %
120
129
+ 5 %
115
121
Singapore
China
Indonesia
The Philippines
Vietnam
Overall
Pro Forma YTD 2005*
Actual YTD 2006*

* Pro Forma YTD 2005 figures are extracted from the pro forma financial information which was disclosed in the Prospectus and pro-rated equally for 10 months to correspond to the period from 1 March 2005 to 31 December 2005. Actual YTD 2006 figures relates only to the 10 month period from 1 March 2006 to 31 December 2006.

82 - 4507

Singapore



Somerset Grand Cairnhill, Singapore



Somerset Liang Court Property, Singapore


S$m
30
20
10
0
+ 20 %
17.0
20.4
+ 28 %
7.4
9.5
Revenue
Gross Profit
☐ Pro Forma YTD 2005* ☐ Actual YTD 2006*

Revenue increase driven by higher rates and strong occupancies

* Pro Forma YTD 2005 figures are extracted from the pro forma financial information which was disclosed in the Prospectus and pro-rated equally for 10 months to correspond to the period from 1 March 2005 to 31 December 2005. Actual YTD 2006 figures relates only to the 10 month period from 1 March 2006 to 31 December 2006.

82 - 4507

China

2006 In Review


S$m
30
20
10
0
+ 1 %
27.4
27.7
25.2
+ 2 %
12.0
12.2
11.0
Revenue
Gross Profit
Pro Forma YTD 2005* Actual YTD 2006* Same store basis#
Ascott Beijing
Somerset Grand Fortune Garden, Beijing
Somerset Xu Hui, Shanghai
Somerset Olympic Tower Property, Tianjin

Higher gross profit due to improved cost management

* Proforma YTD 2005 figures are extracted from the pro forma financial information which was disclosed in the Prospectus and pro-rated equally for 10 months to correspond to the period from 1 March 2005 to 31 December 2005. Actual YTD 2006 figures relates only to the 10 month period from 1 March 2006 to 31 December 2006.

\# Excludes the acquisition of Somerset Olympic Tower, Tianjin which was completed on 3 October 2006.

Indonesia



Ascott Jakarta



Somerset Grand Citra, Jakarta



Country Woods, Jakarta


S$m
30
20
10
0
18.7
18.7
8.0
8.1
+ 1 %
Revenue
Gross Profit
Pro Forma YTD 2005*
Actual YTD 2006*

Improved cost management

* Pro Forma YTD 2005 figures are extracted from the pro forma financial information which was disclosed in the Prospectus and pro-rated equally for 10 months to correspond to the period from 1 March 2005 to 31 December 2005. Actual YTD 2006 figures relates only to the 10 month period from 1 March 2006 to 31 December 2006.

82 - 4507

The Philippines


S$m
10
5
0
3.9
4.7
+ 21 %
1.3
1.7
+ 31 %
Revenue
Gross Profit
Pro Forma YTD 2005* Actual YTD 2006*



Somerset Millennium, Makati



Somerset Salcedo Property, Makati

Revenue increase driven by higher rates and occupancies

* Pro Forma YTD 2005 figures are extracted from the pro forma financial information which was disclosed in the Prospectus and pro-rated equally for 10 months to correspond to the period from 1 March 2005 to 31 December 2005. Actual YTD 2006 figures relates only to the 10 month period from 1 March 2006 to 31 December 2006.

82 - 4507

Vietnam



Somerset Grand Hanoi



Somerset Ho Chi Minh City


S$m
30
20
10
0
+ 6 %
17.3
18.3
+ 8 %
10.3
11.1
Revenue
Gross Profit
Pro Forma YTD 2005* Actual YTD 2006*

Revenue and gross profit increase driven by higher rates

* Pro Forma YTD 2005 figures are extracted from the pro forma financial information which was disclosed in the Prospectus and pro-rated equally for 10 months to correspond to the period from 1 March 2005 to 31 December 2005. Actual YTD 2006 figures relates only to the 10 month period from 1 March 2006 to 31 December 2006.

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Acquisitions in 2006

Yield-Accretive Acquisitions - Completed

- **Two acquisitions completed in 2006:**

Completed in October 2006



Somerset Olympic Tower Property, Tianjin, China

Property Yield[1]	7%
Property Value	S$ 75.9 m
No. of Units	172

Completed in October 2006


SOMERSET

Somerset Roppongi, Tokyo, Japan

Property Yield[1]	5%
Property Value	S$ 20.7 m (40% effective stake)
No. of Units	64

1. Annualised property yield for year 2006.

Successful Equity Fund Raising

- **First Equity Fund Raising**
  - Placement on 19 September 2006 of 44 million new units @ S$1.10
    - Raised S$48.4 m (US$31m)
    - Allocated to more than 15 institutional investors from Asia, Australia and Europe
    - Proceeds used to fund acquisitions of Somerset Olympic Tower Property, Tianjin and Somerset Roppongi, Tokyo



Free float
23%
Strategic
Unitholders
77%
Free float
30%
Strategic
Unitholders
70%

Free float increased from 23% to 30%

Yield-Accretive Acquisitions - Announced

- **Three other acquisitions announced in 2006:**



Oakwood Premier Ayala Center, Manila, The Philippines
(to be re-branded Ascott Makati upon completion)

Property Yield[1]	Around 11%
Property Value	S$ 87.9 m
No. of Units	306
Completion Date	End March 2007



Shoan Heights Serviced Apartment, Melbourne, Australia
(to be re-branded Somerset Gordon Heights, Melbourne upon completion)

Property Yield[1]	6.9%
Property Value	S$ 13.9 m
No. of Units	43
Completion Date	Mid April 2007



Somerset Chancellor Court, Ho Chi Minh City, Vietnam

Property Yield[1]	More than 8%
Property Value	S$ 19.3 m (26.8% effective stake)
No. of Units	172
Completion Date	17 January 2007

1. Annualised property yield for the forecast year 2007.

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Acquisitions in 2006



Somerset Roppongi, Tokyo (40% effective stake)

Somerset Olympic Tower Property, Tianjin

Somerset Chancellor Court, Ho Chi Minh City (26.8% effective stake)

Oakwood Premier Ayala Center, Manila

Shoan Heights Serviced Apartment, Melbourne

- ■ Owned and managed by The Ascott Group prior to acquisition
- ● Owned by third parties and managed by The Ascott Group prior to acquisition
- ☆ Owned and managed by third parties prior to acquisition

S$97m in acquisitions completed in 2006

S$121m in acquisitions to complete in 2007

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Diversification Across Geographic and Economic Cycles

By ART's Share of Property Values (As at 31 December 2006)


Vietnam 13%
Japan 2%
The Philippines 3%
Singapore 31%
Indonesia 10%
China 41%

Total Property Value[1] = S$927m

By ART's Share of Gross Profit (For the Year 2006)


Japan 1%
Vietnam 23%
Singapore 20%
The Philippines 4%
Indonesia 17%
China 35%

Total Gross Profit[1] = S$48m

1. Based on ART's share of interest in the Properties. Includes ART's initial portfolio of 12 properties, Somerset Olympic Tower Property, Tianjin and Somerset Roppongi, Tokyo. Assumes acquisitions of Somerset Olympic Tower Property, Tianjin and Somerset Roppongi, Tokyo took place on 1 January 2006.

Extended Length of Stay Profile and Diversity in Market Segment

2006 In Review

Apartment rental income by length of stay[1]



> 12 months 35%
< 1 month 22%
1 to 6 months 20%
6 to 12 months 23%

Apartment rental income by market segment[1]



Others[2] 9%
Family/ Leisure 4%
Project 18%
Relocation 42%
Business Trip 27%

Stability in Earnings

1. For the 12 months ended 31 December 2006. Includes ART's initial portfolio of 12 properties, Somerset Olympic Tower Property, Tianjin and Somerset Roppongi, Tokyo. Assumes acquisitions of Somerset Olympic Tower Property, Tianjin and Somerset Roppongi, Tokyo took place on 1 January 2006.
2. Includes training, medical, etc.

82 - 4507

Diverse Tenant Mix and Quality Clientele

Apartment rental income by industry[1]


Industrial 22%
Real estate/ Lodging 15%
Manufacturing 11%
Financial Institutions 7%
Government & NGOs 6%
Media & Telecoms 6%
Healthcare 5%
Consumers 4%
Information Technology 4%
Energy & Utilities 3%
Others 17%

Earnings not reliant on a single industry or tenant

1. For the 12 months ended 31 December 2006. Includes ART's initial portfolio of 12 properties, Somerset Olympic Tower Property, Tianjin and Somerset Roppongi, Tokyo. Assumes acquisitions of Somerset Olympic Tower Property, Tianjin and Somerset Roppongi, Tokyo took place on 1 January 2006.



Asset Enhancements in 2006

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Asset Enhancement For Better Yield

- **Somerset Xu Hui, Shanghai, China**
  - Renovation and reconfiguration of 15,000 sqf clubhouse
    - Created 9,600 sqf NLA commercial space for lease
    - Completed in September 2006



Somerset Xu Hui, Shanghai

- **Ascott Beijing, China**
  - Phased reconfiguration of 35 larger units
    - Creation of 70 smaller one-bedroom units to tap into the higher-yielding short and medium term business segments
    - Target completion in Q2 2007



Ascott Beijing

82 - 4507

Asset Enhancement For Better Yield

- **Somerset Olympic Tower Property, Tianjin, China**
  - Phased reconfiguration of 10 penthouse duplex units into 20 smaller two-bedroom units
    - Target completion in Q2 2007





Somerset Olympic Tower Property, Tianjin



Strong Balance Sheet

Balance Sheet



NAV per Unit
$1.31
NAV per Unit
$1.33
S$m
1200
1000
800
600
400
200
0
Total Assets = S$960m
Total Assets = S$1,078m
33
927
96%
86
230
645
91%
68
1,010
94%
68
295
715
94%
Pro Forma 31/12/2005
31/12/2006
ST Liabilities
LT Liabilities
Unitholders' Funds and Minority Interest
Other Assets
Investments

Investments Funded By Both Equity And Long Term Borrowings

82 - 4507

Capital and Risk Management

- **Maintain strong balance sheet and optimise gearing**
  - Gearing of 29.6%

- **Adopt conservative interest rate management strategy**

ART Gearing Profile


Debt
S$295.5m
(29.6%)
Equity
S$701.7m
(70.4%)
ART's
proportionate
share of asset
value
S$997.2m

Bank Loans


Floating
S$38.9m
13%
87%
Fixed/ 5-year
S$256.6m

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Foreign Exchange Management

- Realised foreign exchange gain of S$21,000
- Unrealised foreign exchange loss of S$1.5 million, mainly due to:
  - Unrealised revaluation loss on foreign currency shareholders' loans mainly denominated in US$
  - Unrealised revaluation gain on US$ bank loan in a subsidiary's books, due to depreciation of the US$ against RMB



Prospects & Outlook

Prospects

- **Business environment in the Asia-Pacific region remains positive**
  - Countries where ART has a presence are expected to register real GDP growth[1] of between 2 - 10% in 2007

Vietnam
Inward FDI of US$3.1 bn
Real GDP growth of 7.1%

Singapore
Inward FDI of US$15.5 bn
Real GDP growth of 4.5%

Indonesia
Inward FDI of US$5.0 bn
Real GDP growth of 6.0%

Japan
Inward FDI of US$5.0 bn
Real GDP growth of 1.7%

China
Inward FDI of US$86.4 bn
Real GDP growth of 9.5%

The Philippines
Inward FDI of US$1.5 bn
Real GDP growth of 5.5%

Australia
Inward FDI of US$12.1 bn
Real GDP growth of 3.0%

For the full year 2007, ARTML is confident of delivering the forecast DPU of 6.43 cents as disclosed in the Prospectus, barring any unforeseen circumstances

1. 2007 figures. Source: Economist Intelligence Unit.

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Source For Yield-Accretive Acquisitions

- Further balance ART's presence in both stable and emerging markets
- Expect target portfolio value to be about S$2 billion by end-2008


Portfolio Asset Value (S$m)
2000
1000
0
856
927
2,000
+ 117 %
Listing (31 March 2006)
End 2006
End 2008 Expected Target

82 - 4507



New Acquisitions in 2007

82 - 4507

New Yield-Accretive Acquisitions

- **Two new yield-accretive acquisitions in Japan:**


SOMERSET


SOMERSET

	Somerset Azabu East, Tokyo	Somerset Roppongi, Tokyo
Property Yield[1]	4.3% (Blended)	
Property Value	About S$79.8 million	About S$36.4 million (effective 60% stake[2])
No. of Units	79	64
Completion Date	April 2007	

1. Annualised property yield for the forecast year 2007.
2. ART had acquired an effective 40% stake in Somerset Roppongi, Tokyo in October 2006.

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New Yield-Accretive Acquisitions

- **One new yield-accretive acquisition in Vietnam:**



	Somerset Chancellor Court, Ho Chi Minh City
Property Yield[1]	8.1%
Property Value	About S$27.9 million (effective 40.2% stake)[2]
No. of Units	172
Completion Date	April 2007

1. Annualised property yield for the forecast year 2007.
2. ART had acquired an effective 26.8% stake in Somerset Chancellor Court, Ho Chi Minh City on 17 January 2007.

Acquisition Highlights

✓ **Yield-accretive acquisitions**

- Yield exceeds ART's current trading yield[1] of 3.6%

✓ **Funded by equity and bank debt**

✓ **Increased presence in Japan and Vietnam**

- Upon completion, ART will own 100% of both Somerset Azabu East, Tokyo and Somerset Roppongi, Tokyo, and an effective 67% stake in Somerset Chancellor Court, Ho Chi Minh City

1. Based on a unit price of S$1.81 as at 23 January 2007, an annualised distribution of S$0.0643 for the forecast year 2007 and the assumptions as set out in the Prospectus of ART dated 6 March 2006.

Diversification Across Geographic and Economic Cycles

New Acquisitions in 2007

- **Balanced proportion of assets in stable and emerging markets**
  - Japan
    - Japanese portfolio will increase more than sixfold to reach S$140 million, up from S$21 million
    - Japanese assets will make up 12% of ART's total portfolio value
  - Vietnam
    - Purchase of The Ascott Group's stake in Somerset Chancellor Court, Ho Chi Minh City will increase Vietnam portfolio by 20%
    - Vietnam assets will make up 14% of ART's total portfolio value



Somerset Azabu East, Tokyo



Somerset Roppongi, Tokyo



Somerset Chancellor Court, Ho Chi Minh City

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Latest Acquisitions

New Acquisitions in 2007


Somerset Chancellor Court, Ho Chi Minh City (40.2% effective stake)
Somerset Chancellor Court, Ho Chi Minh City (26.8% effective stake)
Somerset Roppongi, Tokyo (Remaining 60% effective stake)
Somerset Azabu East, Tokyo
Oakwood Premier Ayala Center, Manila
Shoan Heights Serviced Apartment, Melbourne

- ■ Owned and managed by The Ascott Group prior to acquisition
- ● Owned by third parties and managed by The Ascott Group prior to acquisition
- ☆ Owned and managed by third parties prior to acquisition

Total S$265m in acquisitions to be funded by equity and bank debt

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Diversification Across Geographic and Economic Cycles

New Acquisitions in 2007

By Portfolio Value[1]



Australia 1%
Vietnam 14%
Japan 12%
Philippines 10%
Singapore 24%
Indonesia 8%
China 31%

Total Property Value of S$1.2 billion

1. Based on a portfolio of 18 properties.

World's First Pan-Asian Serviced Residence REIT


China
• 4 properties in Beijing, Shanghai and Tianjin
S$1.2 billion portfolio value[1]
2,904 apartment units in 18 properties
10 Pan-Asian cities in 7 countries
Japan
• 2 properties in Tokyo
Vietnam
○ 3 properties in Hanoi and Ho Chi Minh City
The Philippines
• 3 properties in Makati City, Manila
Singapore
○ 2 properties
Australia
• 1 property in Melbourne
Indonesia
○ 3 properties in Jakarta
Acquisitions completed or which will be completed in 2007.

1. Includes those acquisitions pending completion.

ART will continue to ...

- Source for yield-accretive acquisitions in the Asia-Pacific region
- Tap on relationship with The Ascott Group to acquire its remaining portfolio in the Asia-Pacific region
- Acquire properties from third party owners

82 - 4507



Q&A

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Jan-2007 07:54:28
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "Acquisitions - Somerset Azabu East Tokyo, Somerset Roppongi Tokyo and Somerset Chancellor Court"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	ART_SGX_Announcement_Acquisitions.24Jan07.pdf ART.annc.AppendixB.24Jan07.pdf ART.annc.AppendixA.24Jan07.pdf ART.Annc.Acquisition.ApxC.24Jan07.pdf ART.Acquisitions.Press.Release.24Jan07.pdf Total size = **386K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

The Board of Directors of Ascott Residence Trust Management Limited, as Manager of Ascott Residence Trust ("**ART**", and Manager of ART, the "**Manager**"), wishes to announce the acquisitions of:

(a) 100% interest in Somerset Azabu East, Tokyo ("**SAE Acquisition**");

(b) the remaining 60% interest in Somerset Roppongi Tokyo ("**SRT Acquisition**"); and

(c) the remaining 60% interest in East Australia Company Trading (S) Pte Ltd ("**EATCS Acquisition**") representing an effective interest of 40.2% in Somerset Chancellor Court in Ho Chi Minh City, Vietnam.

Details on the SAE Acquisition, SRT Acquisition and EATCS Acquisition are set out in Appendices A, B and C respectively.

By Order of the Board

Doreen Nah
Company Secretary

Singapore, 24 January 2007

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

APPENDIX A

ACQUISITION OF 100% INTEREST IN SOMERSET AZABU EAST, TOKYO

1. Introduction

DBS Trustee Limited, the trustee of ART ("**Purchaser"**), has today entered into a real property sale and purchase agreement (the "**SAE Agreement**") with Mitsubishi Estate Co., Ltd ("**MEC**") for the purchase of Somerset Azabu East, Tokyo ("**SAE**"), a freehold property located at 1-9-11 Higashi-Azabu, Minato-ku, Tokyo 106-0044 Japan (the "**SAE Acquisition**"). The SAE Acquisition will be made through a special purpose vehicle, "Somerset Azabu East TMK", a *tokutei mokuteki kaisha* to be incorporated under the Japan Law Regarding Securitisation of Assets (No. 105 of 1998 as amended) and Somerset Azabu East TMK will be wholly owned by ART's wholly owned subsidiaries, Somerset Azabu East Investment (S) Pte. Ltd. (Japan Branch) and Somerset Azabu East (S) Pte. Ltd.

Post-Acquisition Ownership Structure


ART
100%
100%
Somerset Azabu East Investment (S) Pte. Ltd.
Somerset Azabu East (S) Pte. Ltd.
100%
Singapore
Japan
Somerset Azabu East Investment (S) Pte. Ltd. - Japan branch (to be set up)
51% preferred shares
49% preferred shares and 100% common shares
Somerset Azabu East TMK (to be set up)
Somerset Azabu East, Tokyo

SAE is currently managed by Ascott International Management (Japan) Company Limited ("**AIM Japan**"), a joint venture company, which is 60 percent owned by Ascott International Management (2001) Pte Ltd (an indirectly wholly owned subsidiary of The Ascott Group Limited) and 40 percent owned by MEC. SAE will continue to be managed by AIM Japan upon completion of the SAE Acquisition. AIM Japan will also be appointed as the Asset Manager of SAE TMK.

2. Information on Somerset Azabu East, Tokyo

SAE, located in the Azabu district in the heart of Minato-ku in Tokyo's Central Business District, is a 14-storey building comprising 79 apartments and a one-level basement. The property occupies a site area of approximately 727 square metres and covers a gross floor area of approximately 6,190 square metres.

3. Valuation of Somerset Azabu East, Tokyo

SAE was valued at ¥5.7 billion (or S$79.8 million) in an independent valuation report dated January 2007 by Jones Lang LaSalle Property Consultants Pte Ltd in accordance with the instructions issued by the Purchaser. The valuation was prepared in accordance with International Valuation Standards Committee definition of "Market Value".

4. Principal Terms of the SAE Acquisition

4.1 Purchase Consideration

The purchase consideration for the SAE Acquisition of ¥5.7 billion (or S$79.8 million) ("**SAE Purchase Consideration**") will be funded by equity and debt. Details of equity fund raising will be disclosed at a later date.

Purchaser has upon signing of the SAE Agreement, paid MEC 10% of the SAE Purchase Consideration being part payment of the SAE Purchase Consideration. The completion of the SAE Acquisition and the payment of the balance of 90% of the SAE Purchase Consideration will be made upon the fulfilment of inter alia, the following conditions precedent:

(a) the sale of SAE is not prohibited (whether temporarily or permanently) under any laws and regulations applicable to MEC and/or SAE or any other agreements by which MEC and/or SAE is bound; and

(b) SAE will be free from all encumbrances, pledges, liens and other security interests, superficies, leasehold rights and other use rights which may be prejudicial to the transfer of legal and beneficial ownership to the Purchaser.

4.2 Legal Completion of the SAE Acquisition

Legal completion of the SAE Acquisition is expected to take place on or about 5 April 2007 or such other date as the Purchaser or MEC may subsequently agree in writing.

5. Financial Effects of the SAE Acquisition

The proforma financial effects of the SAE Acquisition are purely for illustrative purposes and are neither indicative of the actual financial effects of the SAE Acquisition on the net tangible assets ("**NTA**") and the earnings per unit ("**EPU**") of ART, nor are they indicative of the financial performance of ART for the financial period ended 31 December 2006.

The proforma financial effects have been prepared based on the assumptions that the SAE Acquisition had been included in ART's portfolio (a) since 1 January 2006 for illustrating the financial effects on the consolidated earnings of ART; and (b) on the proforma balance sheet of ART as at 31 December 2006, for illustrating the financial effects on the consolidated NTA of ART. Based on the aforesaid assumptions, the SAE Acquisition will not have a material impact on the EPU and NTA of ART for the financial period ended 31 December 2006.

Upon the completion of the SAE Acquisition, an acquisition fee of 1 percent of the enterprise value of the SAE Acquisition will be payable to ARTML. ("**SAE Acquisition Fee**") as disclosed in the Prospectus of ART dated 6 March 2006.

6. Disclosure Requirements under the Listing Manual

Chapter 10 of the Listing Manual classifies transactions by ART into (i) non-discloseable transactions; (ii) discloseable transactions; (iii) major transactions; and (iv) very substantial acquisitions or reverse takeovers, depending on the size of the relative figures computed on, inter alia, the following applicable bases:

(a) the net profits attributable to the assets acquired or disposed of, compared with ART's net profits; and

(b) the aggregate value of the consideration given or received, compared with ART's market capitalisation.

(a) <u>Net Profits Test</u>

The relative figures that were computed on the basis set out in Rule 1006 (b) of the Listing Manual of the SGX-ST are as set out below:

The net profit before income tax, minority interests and extraordinary items attributable to the SAE Acquisition for period ended 31 December 2006 is approximately S$1.3 million and constitutes approximately 3.7%[1] of the net profit before income tax, minority interests and extraordinary items of ART amounting to S$35.5 million for the same period based on the latest announced consolidated accounts as at 31 December 2006.

[1] The relative percentage under Rule 1006(b) of the Listing Manual does not exceed 20% and hence would not be classified as a major transaction.

(b) Market Capitalisation Test

The relative figures that were computed on the basis set out in Rule 1006 (c) of the Listing Manual of the SGX-ST are as set out below:

The SAE Purchase Consideration constitutes approximately 9.1%[2] of the market capitalisation of ART of S$874.9 million, based on the weighted average price of ART's units transacted on 22 January 2007, being the last market day preceding the date of the SAE Acquisition.

7. Rationale for the Acquisition of 100% Interest in SAE

The SAE Acquisition is in line with ART's strategy of investing in quality yield accretive assets with growth potential in the Pan-Asian Region.

8. Interests of Directors and Controlling Unitholders

None of the Directors of the Manager has any interest, direct or indirect, in the SAE Acquisition. Save for the serviced residence management fees payable to AIM Japan and the SAE Acquisition Fee, the Directors are not aware of any controlling unitholder of ART having any interest, direct or indirect, in the SAE Acquisition, and have not received any notification of interest in the SAE Acquisition from any controlling unitholder of ART.

9. Documents Available for Inspection

A copy of the SAE Agreement is available for inspection by ART Unitholders from 9:00 a.m. to 5:30 p.m. at the Manager's registered office at 8 Shenton Way, #13-01 Temasek Tower, Singapore 068811, for a period of three (3) months from the date of this Announcement.

Note: The exchange rate used in this Announcement is ¥1 to S$0.014.

[2] The relative percentage under Rule 1006(c) of the Listing Manual does not exceed 20% and hence would not be classified as a major transaction.

82 - 4507

APPENDIX B

ACQUISITION OF REMAINING EFFECTIVE 60% INTEREST IN SOMERSET ROPPONGI, TOKYO ("SRT")

1. Introduction

DBS Trustee Limited, the trustee of ART ("**Purchaser**"), through its wholly owned subsidiary, Somerset Roppongi (Japan) Pte. Ltd. ("**SRJPL**"), currently holds an effective 40 percent interest in SRT, a freehold property located at No. 3-4-31, Roppongi Minato-ku, Tokyo, Japan 106-0032.

Purchaser has today entered into (i) a conditional sale and purchase agreement with MEC and MEC Roppongi Tokutei Mokuteki Kaisha ("**MEC TMK**") relating to the acquisition by the Purchaser of the remaining 60% of the total preferred shares in MEC TMK; and (ii) a conditional common shares transfer agreement with MEC Roppongi Funding Corporation ("**MECRFC**") relating to the acquisition by the Purchaser of the remaining 75% of the total common shares in MEC TMK (collectively, the "**SRT Agreements**").

The aforesaid acquisitions will be made through ART's wholly owned subsidiaries, Somerset Roppongi (S) Pte. Ltd. (Japan Branch) and SRJPL respectively, (collectively, the "**SRT Acquisition**")

SRT will continue to be managed by AIM Japan upon completion of the SRT Acquisition.

Post-Acquisition Ownership Structure



ART
100%
100%
Somerset Roppongi (S) Pte. Ltd.
SRJPL
100%
Singapore
Japan
Somerset Roppongi (S) Pte. Ltd. -Japan branch (to be set up)
40% preferred shares and 100% common shares
60% preferred shares
MEC TMK (to be renamed)
Somerset Roppongi, Tokyo

2. Information on Somerset Roppongi, Tokyo

SRT, located within Minato-ku in Tokyo's Central Business District, is a 13-storey building comprising 64 apartments and a one-level basement. The property occupies a site area of approximately 662 square metres and covers a gross floor area of approximately 4,868 square metres.

3. Valuation of Somerset Roppongi, Tokyo

SRT was valued at ¥4.3 billion (or S$60.2 million) in an independent valuation report dated January 2007 by Jones Lang LaSalle Property Consultants Pte Ltd in accordance with the instructions issued by the Purchaser. The valuation was prepared in accordance with International Valuation Standards Committee definition of "Market Value".

4. Principal Terms of SRT Acquisition

4.1 Purchase Consideration

The aggregate purchase consideration for the SRT Acquisition is based on a proportionate (60 percent) property value of ¥2.6 billion (S$36.4 million) and is subject to price adjustments for MEC TMK's bank debts and other net assets. The net purchase consideration ("SRT purchase consideration") is ¥1.5 billion (or S$21.0 million) and will be subject to final accounts adjustments at completion.

The SRT Acquisition will be funded by equity and debt. Details of equity fund raising will be disclosed at a later date.

Purchaser has upon signing the SRT Agreements, paid 10% of the SRT Purchase Consideration as part payment of the SRT Purchase Consideration. The payment of the balance of 90% of the SRT Purchase Consideration will be made upon the fulfilment of the conditions precedent set out in the SRT Agreements.

4.2 Legal Completion of the SRT Acquisition

The completion of the SRT Acquisition is expected to take place on or about 5 April 2007 or such other date as the Purchaser, MEC TMK or MECRFC may subsequently agree in writing.

5. Financial Effects of the SRT Acquisition

The proforma financial effects of the SRT Acquisition are purely for illustrative purposes and are neither indicative of the actual financial effects of the SRT Acquisition on the net tangible assets ("**NTA**") and the earnings per unit ("**EPU**") of ART, nor are they indicative of the financial performance of ART for the financial period ended 31 December 2006.

The proforma financial effects have been prepared based on the assumptions that the SRT Acquisition had been included in ART's portfolio (a) since 1 January 2006 for illustrating the financial effects on the consolidated earnings of ART; and (b) on the proforma balance sheet of ART as at 31 December 2006, for illustrating the financial effects on the consolidated NTA of ART. Based on the aforesaid assumptions, the SRT Acquisition will not have a material impact on the EPU and NTA of ART for the financial period ended 31 December 2006.

Upon the completion of the SRT Acquisition, an acquisition fee of 1 percent of the enterprise value of the SRT Acquisition will be payable to ARTML ("**SRT Acquisition Fee**") as disclosed in the Prospectus of ART dated 6 March 2006.

6. Rationale for the Acquisitions of the Remaining 60% Interest in SRT

The SRT Acquisition is in line with ART's strategy of investing in quality yield accretive assets with growth potential in the Pan-Asian Region. In addition, the SRT Acquisition will result in ART having 100 percent controlling interest over SRT.

7. Interests of Directors And Controlling Unitholders

None of the Directors of the Manager has any interest, direct or indirect, in the SRT Acquisition. Save for the serviced residence management fees payable to AIM Japan and the SRT Acquisition Fee, the Directors are not aware of any controlling unitholder of ART having any interest, direct or indirect, in the SRT Acquisition, and have not received any notification of interest in the SRT Acquisition from any controlling unitholder of ART.

8. Documents Available For Inspection

A copy each of the SRT Agreements are available for inspection by ART unitholders from 9:00 a.m. to 5:30 p.m. at the Manager's registered office at 8 Shenton Way, #13-01 Temasek Tower, Singapore 068811, for a period of three (3) months from the date of this Announcement.

Note: The exchange rate used in this Announcement is ¥1 to S$0.014

APPENDIX C

ACQUISITION OF REMAINING 60 PERCENT OF THE ISSUED SHARE CAPITAL OF EAST AUSTRALIA COMPANY TRADING (S) PTE LTD ("EATCS")

1. **Introduction**

DBS Trustee Limited, the trustee of ART ("**Purchaser**"), currently holds a 40-percent interest in EATCS.

The Purchaser has today entered into a conditional sale and purchase agreement (the "**EATCS Agreement**") with The Ascott Holdings Limited ("**TAHL**"), a wholly owned subsidiary of The Ascott Group Limited ("**Ascott**"), for the purchase of 60 percent of the issued share capital of EATCS (the "**EATCS Acquisition**"). Upon completion of the EATCS Acquisition, EATCS will become a wholly owned subsidiary of ART.

EATCS presently holds 67 percent of the total registered capital of Saigon Office and Serviced Apartment Company Limited ("SOSA"), a joint venture enterprise registered in the Socialist Republic of Vietnam. The remaining 33 percent of the total registered capital of SOSA is held by Ben Thanh Corporation (previously known as Import-Export And Service Company District 1) ("**Sunimex**"), a local Vietnamese enterprise. SOSA is the legal and beneficial owner of the serviced residence, Somerset Chancellor Court ("**SCC**"), located in 21-23 Nguyen Thi Minh Khai Street, District 1, Ho Chi Minh City, Vietnam.

SCC will continue to be managed by Ascott's subsidiary, Ascott International Management (2001) Pte. Ltd. ("**AIM 2001**") upon completion of the EATCS Acquisition.

Post-Acquisition Ownership Structure



ART
100%
EATCS
Singapore
Vietnam
67%
Sunimex
33%
SOSA
SCC

2. Information on Somerset Chancellor Court

SCC, comprising 172 apartments, is a leasehold estate with a leasehold period of 48 years expiring on 4 October 2041. It is strategically located in the business, diplomatic and shopping district in Ho Chi Minh City, Vietnam.

3. Valuation of Somerset Chancellor Court

SCC was valued at US$45.0 million (or S$69.3 million) in an independent report dated 27 November 2006 by HVS International in accordance with the instructions issued by the Purchaser. The valuation was prepared in accordance with International Valuation Standards Committee definition of "**Market Value**".

4. Principal Terms of EATCS Acquisition

4.1 **Purchase Consideration**

The aggregate purchase consideration for the EATCS Acquisition is based on a proportionate (40.2 percent) property value of US$18.1 million (or S$27.9 million). The net purchase consideration after adjustment for bank debts and including the repayment of shareholder's loan and accrued interest is US$14.3 million (or S$22.0 million) (the "**EATCS Purchase Consideration**"). The EATCS Purchase Consideration will be subject to final net current assets/liabilities adjustment on completion. The EATCS Acquisition will be fully funded by equity. Details of equity fund raising will be disclosed at a later date.

Purchaser has upon signing the EATCS Agreement paid 10% of the EATCS Purchase Consideration as part payment of the EATCS Purchase Consideration. The balance 90% of the EATCS Purchase Consideration will be paid upon the fulfilment of the conditions precedent set out in the EATCS Agreement.

4.2 Legal Completion of the EATCS Acquisition

Subject to the fulfilment of certain conditions precedent set out in the EATCS Agreement, the completion of the EATCS Acquisition is expected to take place in March 2007.

5. Financial Effects of the EATCS Acquisition

The pro forma financial effects of the EATCS Acquisition are purely for illustrative purposes and are neither indicative of the actual financial effects of the EATCS Acquisition on the net tangible assets ("**NTA**") and the earnings per unit ("**EPU**") of ART, nor are they indicative of the financial performance of ART for the financial period ended 31 December 2006.

The proforma financial effects have been prepared based on the assumptions that the EATCS Acquisition had been included in ART's portfolio (a) since 1 January 2006 for illustrating the financial effects on the consolidated earnings of ART; and (b) on the proforma balance sheet of ART as at 31 December 2006, for illustrating the financial effects on the consolidated NTA of ART. Based on the

aforesaid assumptions, the EATCS Acquisition will not have a material impact on the EPU and NTA of ART for the financial year ended 31 December 2006.

Upon the completion of the EATCS Acquisition, an acquisition fee of 1 percent of the enterprise value of the EATCS Acquisition will be payable to ARTML. ("**EATCS Acquisition Fee**") as disclosed in the Prospectus of ART dated 6 March 2006.

6. Disclosure Requirements under the Listing Manual

Chapter 10 of the Listing Manual classifies transactions by ART into (i) non-discloseable transactions; (ii) discloseable transactions; (iii) major transactions; and (iv) very substantial acquisitions or reverse takeovers, depending on the size of the relative figures computed on, inter alia, the following applicable bases:

(a) the net profits attributable to the assets acquired or disposed of, compared with ART's net profits; and

(b) the aggregate value of the consideration given or received, compared with ART's market capitalisation.

(a) Net Profits Test

The relative figures that were computed on the basis set out in Rule 1006 (b) of the Listing Manual of the SGX-ST are as set out below:

The net profit before income tax, minority interests and extraordinary items attributable to the EATCS Acquisition for period ended 31 December 2006 is approximately S$1.3 million and constitutes approximately 3.7%[1] of the net profit before income tax, minority interests and extraordinary items of ART amounting to S$35.5 million for the same period based on the latest announced consolidated accounts as at 31 December 2006.

(b) Market Capitalisation Test

The relative figures that were computed on the basis set out in Rule 1006 (c) of the Listing Manual of the SGX-ST are as set out below:

The EATCS Purchase Consideration constitutes approximately 2.5%[2] of the market capitalisation of ART of S$874.9 million, based on the weighted average price of ART's units transacted on 22 January 2007, being the last market day preceding the date of the EATCS Acquisition.

[1] The relative percentage under Rule 1006(b) of the Listing Manual does not exceed 20% and hence would not be classified as a major transaction.

[2] The relative percentage under Rule 1006(c) of the Listing Manual does not exceed 20% and hence would not be classified as a major transaction.

7. Rationale for the EATCS Acquisition of the Remaining 60% Interest in EATCS

The EATCS Acquisition is in line with ART's strategy of investing in quality yield accretive assets with growth potential in the Pan-Asian region. . In addition, the EATCS Acquisition will result in ART having 100 percent controlling interest in EATCS and a majority controlling interest over SCC.

8. Interest of Directors and Controlling Unitholders

As Ascott is a substantial unitholder of ART holding 27.5 percent of the total issued units of ART, the EATCS Acquisition is an interested person transaction within the definition of Chapter 9 of the Listing Manual of the SGX-ST.

Save for (a) the interests of Ascott (as a substantial unitholder of ART) as disclosed above, as well as CapitaLand Limited which has about 67 percent interest in Ascott and about 43 percent interest in ART; (b) serviced residence management fees payable to AIM 2001 and the EATCS Acquisition Fee, the Directors of ARTML are not aware of any controlling shareholder of ART having any interest, direct or indirect, in the Acquisition.

Except for Messrs. Lim Jit Poh, Liew Mun Leong, Ong Ah Luan Cameron and S. Chandra Das, who are also Directors of Ascott, none of the Directors of ARTML has any interest, direct or indirect, in the EATCS Acquisition.

Note: The exchange rate used in this Announcement is US$1 = S$1.54

82 - 4507

ASCOTT
RESIDENCE
TRUST

FOR IMMEDIATE RELEASE

NEWS RELEASE

ASCOTT RESIDENCE TRUST ACQUIRES THREE SERVICED RESIDENCES IN JAPAN AND VIETNAM

Its Portfolio Value In Japan Increases More Than Sixfold In Value

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

Singapore, 24 January 2007 – Ascott Residence Trust (ART) has entered into conditional sale and purchase agreements to acquire Somerset Azabu East, Tokyo, the remaining 60 percent stake in Somerset Roppongi, Tokyo and an effective 40.2 percent stake in Somerset Chancellor Court, Ho Chi Minh City.

ART had earlier completed the acquisition of a 40 percent stake in Somerset Roppongi, Tokyo and an effective 26.8 percent stake in Somerset Chancellor Court, Ho Chi Minh City.

With the completion of these latest acquisitions, ART will own 100 percent of both Somerset Azabu East, Tokyo and Somerset Roppongi, Tokyo, and an effective 67 percent stake in Somerset Chancellor Court, Ho Chi Minh City. The remaining effective 33 percent stake in Somerset Chancellor Court, Ho Chi Minh City is held by a local Vietnamese enterprise.

ART will acquire 100 percent of Somerset Azabu East, Tokyo in Japan from Mitsubishi Estate Co., Ltd. (MEC) at a property value of ¥5.7 billion (about S$79.8 million[1]). For Somerset Roppongi, Tokyo, ART will acquire the remaining 60 percent stake owned by MEC and MEC Roppongi Funding Corporation at a proportionate property value of ¥2.6 billion (about S$36.4 million[1]).

In addition, ART will acquire an effective 40.2 percent stake in Somerset Chancellor Court, Ho Chi Minh City in Vietnam from The Ascott Holdings Limited, a direct wholly-owned subsidiary of The Ascott Group Limited (Ascott), at a proportionate property value of US$18.1 million (about S$27.9 million[2]).

Each of these acquisitions is yield-accretive to ART. The blended annualised property yield[3] of the two Tokyo properties is 4.3 percent and the annualised property yield[3] of Somerset Chancellor Court, Ho Chi Minh City is 8.1 percent, exceeding ART's current trading yield[4] of 3.6 percent. The three transactions will be funded by equity and debt.

[1] Based on an exchange rate of ¥100 = S$1.40.
[2] Based on an exchange rate of US$1 = S$1.54.
[3] For the forecast year 2007.
[4] Based on a unit price of S$1.81 as at 23 January 2007, an annualised distribution of S$0.0643 for the forecast year 2007 and the assumptions as set out in the Prospectus.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

Mr Lim Jit Poh, chairman of Ascott Residence Trust Management Limited (ARTML), said, "These three new acquisitions have expanded ART's portfolio asset size to S$1.2 billion and demonstrate its ability to execute an aggressive growth strategy. With a balanced proportion of assets in mature as well as emerging markets, we are better able to diversify our portfolio across geographic locations and economic cycles."

"ART has been able to leverage on The Ascott Group's long-standing relationship with Mitsubishi Estate Co., Ltd, one of Japan's largest real estate developers, to expand its portfolio in Japan. We look forward to building on this relationship to explore future opportunities with MEC as Japan is a key growth market for ART. ART has also been able to leverage on its relationship with Ascott to grow in Vietnam. The purchase of Somerset Chancellor Court, Ho Chi Minh City is ART's second acquisition from Ascott since listing, and reinforces its strong growth potential from the established pipeline of quality serviced residence assets from Ascott," added Mr Lim.

Mr Chong Kee Hiong, ARTML's chief executive officer, said, "More foreign investors are looking to establish their businesses in Japan, and inward foreign direct investment (FDI) into the country is forecasted to increase by over 40 percent to reach US$5 billion in 2007. This will in turn drive demand for serviced residences in Japan, making it an attractive investment destination for ART. ART will continue to seek investment opportunities in key Japanese cities. With these acquisitions, ART's portfolio in Japan will increase more than sixfold to reach S$140 million, and Japanese assets will now make up 12 percent of ART's total portfolio value."

He added, "Inward FDI into Vietnam hit a record high of US$2.85 billion[5] in 2006. Vietnam's entry into the World Trade Organisation early this month, its consistently high economic growth and political stability will continue to attract more foreign investors to the country. In particular, international Information and Communications Technologies (ICT) companies and financial institutions are expected to establish a presence in Vietnam, particularly in Ho Chi Minh City[6]. Increasing our assets in Vietnam will allow us to tap into the growing demand for quality serviced residences in the country."

Somerset Azabu East, Tokyo

Somerset Azabu East, Tokyo is a 14-storey building with one basement level. The property has been in operation since 2003 and enjoys an average occupancy level of more than 80 percent.

Located in the upscale Azabu district of Minato-ku in Tokyo's Central Business District, Somerset Azabu East, Tokyo is within walking distance to the Akabanebashi, Shibakoen and Kamiyacho subway stations, and is close to various embassies, consulates, restaurants and tourist attractions like Zojo-ji Temple, Minato City Hall and the public library.

[5] Source: Economist Intelligence Unit.
[6] Source: Jones Lang LaSalle.

Comprising 79 fully-furnished studio and one-bedroom apartments, Somerset Azabu East, Tokyo offers facilities such as an indoor swimming pool, fitness centre, roof-top barbeque terrace, 24-hour reception and security, residents' lounge and car park.

The freehold property has a site area of approximately 727 sqm and a gross floor area (GFA) of approximately 6,190 sqm.

Somerset Azabu East, Tokyo is a freehold property which is currently managed by Ascott International Management (Japan) Company Limited, a 60:40 joint venture between Ascott and MEC.

Somerset Roppongi, Tokyo

In operation since 2002, Somerset Roppongi, Tokyo is a 13-storey building with one basement level. Comprising 64 fully-furnished studio, one-bedroom and two-bedroom apartments, the property enjoys an average occupancy level of more than 80 percent and features facilities such as a fitness centre, 24-hour reception and security, residents' lounge, 24-hour convenience store, café and car park.

Located in the bustling Roppongi district in the heart of Minato-Ku, Somerset Roppongi, Tokyo is a five-minute walk from the Roppongi and Roppongi-itchome subway stations and is close to multinational corporations, embassies, restaurants and the Roppongi Hills shopping and entertainment complex.

The freehold property has a site area of approximately 662 sqm and a GFA of approximately 4,868 sqm.

Somerset Roppongi, Tokyo is a freehold property which is currently managed by Ascott International Management (Japan) Company Limited.

Somerset Chancellor Court, Ho Chi Minh City

Somerset Chancellor Court, Ho Chi Minh City is an 18-storey building with one basement level, and 42 carpark lots. The property has been in operation since 1995 and enjoys an occupancy level of about 80 percent.

Centrally located in District 1 in Ho Chi Minh City's prime commercial, diplomatic and major shopping district, Somerset Chancellor Court, Ho Chi Minh City is within walking distance of many businesses, consulates and shopping centres, and attractions like the Notre Dame Cathedral and the Saigon Zoological and Botanical Garden.

The 172-unit Somerset Chancellor Court, Ho Chi Minh City offers facilities such as a business centre, swimming pool and steam room, fully-equipped gymnasium, hair and beauty salon, 24-hour reception and security, and a residents' lounge with a library.

Somerset Chancellor Court, Ho Chi Minh City is managed by Ascott International Management (AIM). AIM is an indirect wholly owned subsidiary of Ascott.

About Ascott Residence Trust

Ascott Residence Trust (ART) is the first Pan-Asian serviced residence real estate investment trust, and was established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the Pan-Asian Region.

Comprising an initial asset portfolio of 12 strategically located properties in seven Pan-Asian cities, ART was listed with an asset size of about S$856 million. As at 31 December 2006, ART's asset portfolio has since expanded to S$927 million, comprising 14 properties with about 2,300 units in nine cities in Singapore, China, Indonesia, Japan, The Philippines and Vietnam.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited (Ascott). Listed on the mainboard of the Singapore Exchange, Ascott is the largest international serviced residence owner-operator outside the United States, with over 18,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. Ascott boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com/

For more information, please contact:

Sonia Meyer, Investor Relations and Communications
Tel: (65) 6389 9310 Hp: (65) 9724 8748 Email: sonia.meyer@the-ascott.com

Sandy Leng, Investor Relations and Communications
Tel: (65) 6586 7150 Hp: (65) 9018 5168 Email: sandy.leng@the-ascott.com

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Jan-2007 08:10:48
Announcement No.	00016

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Sale of 60 percent of the issued share capital of East Australia Company Trading (S) Pte Ltd"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	Ascott.PressRelease.EATC.Divestment.24Jan07.pdf Ascott.Annc.EATC.Divestment.24Jan07.pdf Total size = **372K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Co. Reg No: 197900881N)

(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

SALE OF 60 PERCENT OF THE ISSUED SHARE CAPITAL OF EAST AUSTRALIA COMPANY TRADING (S) PTE LTD

1. Introduction

The Board of Directors of The Ascott Group Limited ("**Ascott**") wishes to announce that Ascott, through its wholly owned subsidiary, The Ascott Holdings Limited ("**TAHL**"), has today entered into a conditional sale and purchase agreement (the "**Agreement**") with DBS Trustee Limited ("**Purchaser**"), as trustee of Ascott Residence Trust ("**ART**"), for the sale of TAHL's 60 percent interest in East Australia Company (S) Pte Ltd ("EATCS") (the "**Divestment**").

EATCS presently holds 67 percent of the total registered capital of Saigon Office and Serviced Apartment Company Limited ("**SOSA**"), a joint venture enterprise registered in the Socialist Republic of Vietnam. The remaining 33 percent of the total registered capital of SOSA is held by Ben Thanh Corporation (previously known as Import-Export And Service Company District 1), a local Vietnamese enterprise. SOSA is the legal and beneficial owner of the serviced residence, Somerset Chancellor Court ("**SCC**"), located in 21-23 Nguyen Thi Minh Khai Street, District 1, Ho Chi Minh City, Vietnam.

2. Valuation of Somerset Chancellor Court

SCC was valued at US$45.0 million (or S$69.3 million), based on discounted cashflow method, in an independent report dated 31 December 2006 by CB Richard Ellis (Vietnam) commissioned by TAHL.

3. Principal Terms of the Divestment

3.1 Sale Consideration

The sale consideration for the Divestment is based on a proportionate (40.2 percent) property value of US$ 18.1 million (or S$27.9 million). The net sale consideration after adjustment for bank debts and including repayment of shareholder's loan and accrued interest is US$14.3 million (or S$22.0 million) (the "**Sale Consideration**"). The Sale Consideration will be subject to net current assets/liabilities adjustment on completion.

TAHL has upon signing the Agreement received 10% of the Sale Consideration as part payment by the Purchaser. TAHL will receive the balance 90% of the Sale Consideration upon the fulfilment of the conditions precedent set out in the Agreement.

3.2 Legal Completion of the Divestment

Subject to the fulfilment of certain conditions precedent set out in the Agreement, the completion of the Divestment is expected to take place in March 2007. Following the completion of the Divestment, EATCS will cease to be a subsidiary of TAHL.

Upon the completion of the Divestment, Ascott Residence Trust Management Limited ("**ARTML**") as Manager of ART and a wholly owned subsidiary of Ascott, will receive an acquisition fee of 1 percent of the proportionate (60 percent) enterprise value of EATCS from ART in connection with the Divestment ("**ARTML Acquisition Fee**"). Given the Divestment is an interested person transaction, the ARTML Acquisition Fee will be received in units of ART as disclosed in the Prospectus of ART dated 6 March 2006.

4. Financial Effects of the Divestment

The Divestment, is not expected to have any material impact on the net tangible asset or earnings per share of Ascott for the financial year ended 31 December 2006. Upon completion of the Divestment, a net divestment gain of US$2.3 million (or S$3.6 million) is expected to be realised in the financial year ending 31 December 2007.

5. Rationale for the Divestment

The Divestment is in line with Ascott's on-going strategy to divest stable operating assets in the Pan-Asian region to ART and to re-channel proceeds from such divestments to other projects for incubation and eventual injection into ART. Ascott will also continue to focus on increasing its fee-based income derived from the provision of serviced residence management services and REIT management-related services.

6. Interest of Directors and Controlling Shareholders

Ascott which owns 27.5 percent of the units of ART, is a controlling unitholder of ART.

CapitaLand Limited ("**CapitaLand**") is Ascott's controlling shareholder. Through its subsidiaries (excluding Ascott), CapitaLand owns approximately 43 percent of the units of ART. As such, the Divestment by TAHL to ART is an interested person transaction within the definition of Chapter 9 of the Listing Manual of the SGX-ST.

Except for Messrs. Lim Jit Poh, Liew Mun Leong, Ong Ah Luan Cameron and S. Chandra Das, who are also Directors of ARTML, none of the Directors of Ascott has any interest, direct or indirect, in the Divestment.

Save for (a) the interests of CapitaLand as a controlling unitholder of ART and ARTML as the Manager of ART; and (b) the serviced residence management fees and ARTML Acquisition Fee receivable by Ascott, the Directors of Ascott are not aware of any controlling shareholder having any direct or indirect interest in the Divestment.

By Order of the Board
Hazel Chew/Doreen Nah
Joint Company Secretaries

Singapore, 24 January 2007

Note: The exchange rate used in this Announcement is US$1 = S$1.54

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GERMANY
INDIA
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
QATAR
VIETNAM

For Immediate Release

NEWS RELEASE

ASCOTT SELLS STAKE IN SOMERSET CHANCELLOR COURT TO ASCOTT RESIDENCE TRUST FOR US$18.1 MILLION (S$27.9 MILLION)

Singapore, 24 January 2007 – The Ascott Group (Ascott) has signed a conditional sale and purchase agreement with Ascott Residence Trust (ART) to divest its effective 40.2% equity stake in Saigon Office and Serviced Apartment Company Limited (SOSA) to ART at a proportionate property value of US$18.1 million (about S$27.9 million). SOSA owns the 172-unit serviced residence, Somerset Chancellor Court, Ho Chi Minh City in Vietnam.

Ascott will realise a net divestment gain of approximately US$2.3 million (about S$3.6 million) and receive an estimated total proceed of US$14.3 million (S$22 million) including repayment of shareholder's loan, from ART. Ascott will continue to manage Somerset Chancellor Court after the divestment.

Mr Cameron Ong, Ascott's Managing Director and CEO said: "The divestment is in line with Ascott's strategy to focus on incubating quality assets to inject into ART. Through Ascott's win-win business model with ART, Ascott is able to increase our income sources through property management services fee, REIT management fee and divestment gain. We will also be able to invest the divestment proceeds in potential acquisitions and developments."

Somerset Chancellor Court is centrally located at 21-23 Nguyen Thi Minh Khai Street, District 1 in Ho Chi Minh City, with proximity to prime commercial, diplomatic and major shopping districts. The property comprises studio, one, two and three-bedroom units.

Since Ascott's entry into Vietnam more than 10 years ago, the Group has grown its portfolio in Vietnam to the current 800 units in five properties in Ho Chi Minh City and Hanoi. Besides Somerset Chancellor Court, Ascott also operates Somerset Ho Chi Minh City, Somerset Grand Hanoi, Somerset West Lake, and Somerset Hoa Binh which is targeted to be opened in the second half of 2007.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 18,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region.

82 - 4507

The Group operates three brands –Ascott, Somerset and Citadines. Its portfolio spans 46 cities in 20 countries including London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Hong Kong and Chennai in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's property and hospitality portfolio spans more than 80 cities in 20 countries.

CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Sandy Leng, Senior Manager, Investor Relations
Tel: (65) 6586 7150 Hp: (65) 9018 5168 Email: sandy.leng@the-ascott.com

82 - 4507

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* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Jan-2007 09:35:35
Announcement No.	00026

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited - "Supplemental response to SGX-ST's query regarding substantial increase in price"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCT.Annc.Supplemental.Response.to.SGX.24Jan07.pdf Total size = **99K** (2048K size limit recommended)

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Name of Announcer *	CAPITARETAIL CHINA TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITARETAIL CHINA TRUST ("CRCT")
Announcement is submitted with respect to *	CAPITARETAIL CHINA TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaRetail China Trust Management Limited (as manager of CRCT)
Date & Time of Broadcast	24-Jan-2007 08:55:45
Announcement No.	00024

>> Announcement Details
The details of the announcement start here ...

Announcement Title * | Supplemental Response To SGX-ST's Query Regarding Substantial Increase In Price

Description

Further to the announcement made on 23 January 2007 in answer to the query by Singapore Exchange Securities Trading Limited (the "SGX-ST"), regarding the substantial increase in the price of CRCT units on 23 January 2007, CapitaRetail China Trust Management Limited, as manager of CapitaRetail China Trust ("CRCT" and manager of CRCT, the "CRCT Manager"), wishes to add that it is not aware of any other possible explanation for the trading.

In relation to the initial public offering of units in CapitaRetail China Trust, the Sole Financial Adviser was J.P. Morgan (S.E.A.) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A.) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, FOSHAN XIN FO CHEN REAL ESTATE DEVELOPMENT CO. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

Name	:	Foshan Xin Fo Chen Real Estate Development Co. Ltd.
Principal Activity	:	Property Development and Management
Registered Capital	:	USD45,000,000

The above transaction is not expected to have any material impact on the net tangible asset or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
24 January 2007

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Jan-2007 19:28:53
Announcement No.	00142

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Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "(1) Notice of books closure and distribution payment date; and (2) Asset Valuation"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matters, as attached for information.
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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of Ascott Residence Trust **("ART")** will be closed on **1 February 2007 at 5.00 p.m.** (the **"Books Closure Date")** for the purpose of determining Unitholders' entitlements to ART's distribution. Details of the distribution are as follows:

(1) Unitholders with units traded under the main ART stock counter, **AscottReit**, will receive a total of 3.17 cents (gross) per unit for the period from 1 July 2006 to 31 December 2006 as follows:

   (a) taxable income component of 0.983 cents;

   (b) tax-exempt income component of 0.560 cents;

   (c) capital component of 1.344 cents; and

   (d) Singapore franked dividend component of 0.283 cents (gross).

(2) Unitholders with units traded under the temporary stock counter, **AscottReit A**, will receive a total of 1.739 cents (gross) per unit for the period from 25 September 2006 (when such units were first issued) to 31 December 2006, as follows:

   (a) taxable income component of 0.468 cents;

   (b) tax-exempt income component of 0.304 cents;

   (c) capital component of 0.684 cents; and

   (d) Singapore franked dividend component of 0.283 cents (gross).

   This temporary stock counter was established as a result of the issue of 44,000,000 new units pursuant to an equity fund raising in September 2006.

(3) The **AscottReit A** stock counter will be merged with the main stock counter, **AscottReit**, once units under both stock counters commenced trading on an 'ex' basis at **9.00 a.m. on Tuesday, 30 January 2007.**

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the distribution to be paid on **28 February 2007**.

DECLARATION FOR SINGAPORE TAX PURPOSES

The tax-exempt component of the distribution is exempt from tax in the hands of all Unitholders. No tax will be deducted at source from this component.

The capital component of the distribution is treated as a return of capital for tax purposes.

The Singapore franked dividend component of the distribution refers to distributions made out of dividends derived from Singapore from which tax is deducted under section 44 of the Income Tax Act, Chapter 134 of Singapore. Unitholders are generally liable to Singapore income tax on such distribution and may claim a tax credit for the tax deducted at source on the dividends. The tax deducted at source refers to the corresponding amount of tax deducted from the dividend originally received by ART. No further withholding tax is applicable.

The following section describes the circumstances in which tax will or will not be deducted from the taxable income component of the distribution and the term "distribution" used therein refers to this component.

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive the taxable income component without tax deduction at source, i.e. a gross distribution. The distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" **("Form A")**. They will receive Form A from ART's Unit Registrar, Lim Associates (Pte) Ltd, and will have to complete and return Form A to Lim Associates (Pte) Ltd. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form, ART's trustee and manager will be obliged to deduct tax at the rate of 20% from the distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their Distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Lim Associates (Pte) Ltd and will have to complete and return Form A to Lim Associates (Pte) Ltd. ART's trustee and manager will be obliged to deduct tax at the rate of 20% from the distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross distribution. Nominees who hold their Units for the benefit of qualifying foreign (non-individual) investors will receive a distribution net of 10% tax. This is provided the nominees furnish certain particulars of the beneficiaries to the trustee and manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declaration by Depository Agents for Singapore Tax Purposes Form (**"Form B"**) from Lim Associates (Pte) Ltd and will have to complete and return the Form to Lim Associates (Pte) Ltd. ART's trustee and manager will be obliged to deduct tax at the rate of 20% from the distribution if the Form is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their distribution net of 20% tax. These Unitholders do not need to return any forms.

Last Date and Time for Return of the Forms

Lim Associates (Pte) Ltd will despatch the relevant forms to Unitholders on or around 5 February 2007.

Unitholders must complete and return the applicable form to Lim Associates (Pte) Ltd's office by 13 February 2007 at 5.00 p.m. in order to receive a gross distribution or a distribution net of 10% tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The distribution, i.e. the taxable income component, and the Singapore franked dividend component are considered as income for the year 2006. Beneficial owners are required to declare the gross amount of the distribution (unless they are exempt from tax on such distribution or are entitled to the reduced tax rate of 10% on the distribution) and the Singapore franked dividend component as taxable income in their income tax return for the year of assessment 2007.

IMPORTANT DATES AND TIMES

Date / Deadline	Event
1 February 2007 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of ART
By 13 February 2007 at 5.00 p.m.	Unitholders including depository agents must complete and return Form A or Form B, as applicable
28 February 2007	Payment of Distribution

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company registration no. 200516209Z)
As manager of Ascott Residence Trust

Doreen Nah
Company Secretary

Singapore
24 January 2007

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, Ascott Residence Trust Management Limited (the manager of ART) (the **"Manager")** or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the **"SGX-ST").** Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of ART is not necessarily indicative of the future performance of ART.

ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT – ASSET VALUATION

The Board of Directors of Ascott Residence Trust Management Limited, (as manager of Ascott Residence Trust) (the "**Manager**") wishes to announce that the Manager has obtained new independent valuations as of 30 November 2006 for each of the thirteen properties currently owned by Ascott Residence Trust (collectively, the "**Properties**").

The valuations as of 30 November 2006 of each of the Properties were conducted by HVS International and are as follows:

Property	Location	Property Valuation (S$ million)
Somerset Liang Court	Singapore	132.0
Somerset Grand Cairnhill	Singapore	160.0
The Ascott Jakarta	Jakarta, Indonesia	41.3
Somerset Grand Citra	Jakarta, Indonesia	53.9
Country Woods	Jakarta, Indonesia	24.0
The Ascott Beijing	Beijing, PRC	204.9
Somerset Grand Fortune Garden	Beijing, PRC	50.2
Somerset Xu Hui	Shanghai, PRC	46.6
Somerset Olympic Tower	Tianjin, PRC	76.2
Somerset Millennium	Makati, Philippines	13.9
Somerset Salcedo	Makati, Philippines	13.6
Somerset Ho Chi Minh City	Ho Chi Minh City, Vietnam	66.6
Somerset Grand Hanoi	Hanoi, Vietnam	103.1
Total	-	**986.3**

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

As at 31 December 2006, a revaluation surplus of S$14.1 million (net of tax and minority interest) was recognised in the Consolidated Statement of Total Return.

Copies of the valuation reports of the Properties, each dated 30 November 2006, are available for inspection at the Manager's registered office at 8 Shenton Way, #13-01 Temasek Tower, Singapore 068811 during normal business hours for three months from the date of this Announcement.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company registration no. 200516209Z)
As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary

Singapore
24 January 2007

Important Notice

The value of units in Ascott Residence Trust ("Units") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the **"SGX-ST")**. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of Ascott Residence Trust ("ART") is not necessarily indicative of the future performance of ART.

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Miscellaneous

* Asterisks denote *mandatory* information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Jan-2007 07:29:58
Announcement No.	00011

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "(1) 2006 full year unaudited financial statement and distribution announcement; and (2) CMT achieves 23.7% higher fourth quarter 2006 DPU and 14.3% higher DPU growth year-on-year"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by CMTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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CAPITAMALL TRUST

2006 FULL YEAR UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

Summary of CMT Results

	FY 2004	FY 2005	FY 2006	1 October to 31 December 2006		
	Actual	**Actual**	**Actual**	**Actual**	**Forecast** [1]	**% Change**
Gross Revenue (S$'000)	177,239	243,087	331,728	96,441	90,733	6.3
Net Property Income (S$'000)	114,210	154,081	217,641	63,848	59,087	8.1
Taxable income Available for Distribution	98,105	126,782	169,403	48,155	42,726	12.8
Distributable Income (S$'000)	98,105	126,782	169,403	52,331 [2]	44,226[2]	18.4
Distribution Per Unit ("DPU") (cents)						
For the period	9.48¢	10.23¢	11.69¢	3.35¢	2.83¢	18.4
Annualised	9.48¢ [3]	10.23¢ [3]	11.69¢ [3]	13.29¢	11.23¢	18.4

Footnotes:
1. *The forecast is based on the forecast shown in CMT Offer Information Statement ("OIS") dated 29 August 2006*
2. *Actual for the period included release of S$4.2 million (or 0.27 cents per unit) retained in 1Q 2006 while forecast for the period assumed release of S$1.5 million.*
3. *Refer to actual DPU for the respective years.*

For a meaningful analysis/comparison of the actual results against the forecast as stated in the CMT OIS dated 29 August 2006, please refer to paragraph 9 of this announcement.

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 1 October 2006 to 31 December 2006
Distribution type	Income
Distribution rate	3.35 cents per unit
Book closure date	2 February 2007
Payment date	28 February 2007

CAPITAMALL TRUST
2006 FULL YEAR UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

INTRODUCTION

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall (presently known as Funan DigitaLife Mall). CMT acquired IMM Building on 26 June 2003. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited, an associate, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall). CMT acquired its fifth property, Plaza Singapura, on 2 August 2004.

CMT acquired Sembawang Shopping Centre on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%) 10 May 2006 (2.7%) and 7 June 2006 (0.6%). On 31 October 2005, CMT completed the acquisitions of Bugis Junction and Jurong Entertainment Centre.

On 1 September 2006, the acquisition of Raffles City by RCS Trust was completed. RCS Trust is an unlisted special purpose trust established under a trust deed dated 18 July 2006 entered into between HSBC Institutional Trust Services (Singapore) Limited (as trustee-manager of RCS Trust), HSBC Institutional Trust Services (Singapore) Limited (as trustee of CapitaCommercial Trust ("CCT"), the Trustee, CapitaCommercial Trust Management Limited (as manager of CCT) and the Manager.

RCS Trust is 40% owned by CMT and 60% owned by CCT and has secured a 5 year Commercial Mortgaged-Backed Securitisation ("CMBS") term loan of S$866.0 million to part finance its acquisition of Raffles City. CMT's 40% share of the borrowings amounted to S$346.4 million.

On 2 November 2006, CMT invested in 20.0% in CapitaRetail China Trust ("CRCT"), a real estate investment trust ("REIT") listed on the SGX on 8 December 2006. CMT's investment in CRCT is for 95.1 million units at the unit price of S$0.981 or S$93.3 million.

CRCT is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in the People's Republic of China.

As the quarterly results of CRCT is not expected to be announced in sufficient time for these to be included in CMT and its investees' results announcement for the same calendar quarter, CMT and its investees will equity account the results of CRCT based on a 3 month time lag. Consequently, CRCT's results for the period ended 31 December 2006 has not been included in CMT and its investees' results for the quarter ended 31 December 2006.

CAPITAMALL TRUST
2006 FULL YEAR UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

1(a)(i) Statement of total return (4Q 2006 vs 4Q 2005)

	Trust and its investees			Trust		
	4Q 2006[1] S$'000	4Q 2005 S$'000	% Change	4Q 2006 [2] S$'000	4Q 2005 S$'000	% Change
Gross rental income	89,362	64,980	37.5	74,344	64,980	14.4
Car park income	2,464	2,028	21.5	2,057	2,028	1.4
Other income	4,615	4,111	12.3	4,233	4,111	3.0
Gross revenue	**96,441**	**71,119**	35.6	**80,634**	**71,119**	13.4
Property management fees	(3,618)	(2,609)	38.7	(3,009)	(2,609)	15.3
Property tax	(8,075)	(6,819)	18.4	(6,709)	(6,819)	(1.6)
Other property operating expenses [3]	(20,900)	(16,829)	24.2	(18,148)	(16,829)	7.8
Property operating expenses	**(32,593)**	**(26,257)**	24.1	**(27,866)**	**(26,257)**	6.1
Net property income	**63,848**	**44,862**	42.3	**52,768**	**44,862**	17.6
Interest income	278	163	70.6	1,429	1,362	4.9
Investment income	-	-	-	7,544	-	N.M.
Asset management fees	(5,942)	(4,263)	39.4	(4,934)	(4,263)	15.7
Trust expenses	(743)	(1,721)	(56.8)	(705)	(1,721)	(59.0)
Finance costs	(14,616)	(8,030)	82.0	(10,846)	(8,030)	35.1
Net income before share of profit of associate	**42,825**	**31,011**	38.1	**45,256**	**32,210**	40.5
Share of profit of associate [4]	10,364	1,339	674.0	-	-	-
Net Income	**53,189**	**32,350**	64.4	**45,256**	**32,210**	40.5
Net appreciation on revaluation of investment properties	239,614	18,303	1,209.2	206,224	18,303	1,026.7
Total return for the period before taxation	**292,803**	**50,653**	478.1	**251,480**	**50,513**	397.9
Taxation	NA	NA	NA	NA	NA	NA
Total return for the period	**292,803**	**50,653**	478.1	**251,480**	**50,513**	397.9

Footnotes :

1. *The Trust and its investees' results includes proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of an associate.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The remaining 3.3% of the strata area of Hougang Plaza was progressively acquired on 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.

2 *The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The remaining 3.3% of the strata area of Hougang Plaza was progressively acquired on 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*

3. *Included as part of the other property operating expenses are the following:*

	Trust and its investees			Trust		
	4Q 2006 S$'000	*4Q 2005 S$'000*	% Change	*4Q 2006 S$'000*	*4Q 2005 S$'000*	% Change
Depreciation and amortization	421	191	*120.4*	336	191	*75.9*
Assets written off (mainly lifts, chillers and aircon systems)	-	914	*N.M.*	-	914	*N.M.*

N.M. – not meaningful

4. *As at 31 December 2006, CRCT has not announced its result. CRCT's results are thus not equity accounted in CMT and its Investees' financial statements for 4Q 2006. This accounting treatment is permitted under FRS 28.*

Statement of total return (FY 2006 vs FY 2005)

	Trust and its investees			Trust		
	FY 2006[1] S$'000	FY 2005 S$'000	% Change	FY 2006 [2] S$'000	FY 2005 S$'000	% Change
Gross rental income	307,301	223,468	37.5	287,595	223,468	28.7
Car park income	8,912	7,580	17.6	8,400	7,580	10.8
Other income	15,515	12,039	28.9	15,055	12,039	25.1
Gross revenue	**331,728**	**243,087**	36.5	**311,050**	**243,087**	28.0
Property management fees	(12,388)	(8,937)	38.6	(11,588)	(8,937)	29.7
Property tax	(29,114)	(22,405)	29.9	(27,362)	(22,405)	22.1
Other property operating expenses [3]	(72,585)	(57,664)	25.9	(69,104)	(57,664)	19.8
Property operating expenses	**(114,087)**	**(89,006)**	28.2	**(108,054)**	**(89,006)**	21.4
Net property income	**217,641**	**154,081**	41.3	**202,996**	**154,081**	31.7
Interest income	967	219	341.6	5,801	4,975	16.6
Investment income	-	-	N.M.	9,951	-	N.M.
Asset management fees	(20,510)	(14,948)	37.2	(19,180)	(14,948)	28.3
Trust expenses	(2,426)	(2,748)	(11.7)	(2,360)	(2,748)	(14.1)
Finance costs	(42,529)	(23,991)	77.3	(37,588)	(23,991)	56.7
Net income before share of profit of associate	**153,143**	**112,613**	36.0	**159,620**	**117,369**	36.0
Share of profit of associate [4]	14,258	4,400	224.0	-	-	-
Net Income	**167,401**	**117,013**	43.1	**159,620**	**117,369**	36.0
Net appreciation on revaluation of investment properties	252,960	293,284	(13.7)	219,570	293,284	(25.1)
Total return for the year before taxation	**420,361**	**410,297**	2.5	**379,190**	**410,653**	(7.7)
Taxation	NA	NA	NA	NA	NA	NA
Total return for the year	**420,361**	**410,297**	2.5	**379,190**	**410,653**	(7.7)

The review of the performance is in paragraph 8.

Footnotes :

1. *Trust and its investees' results includes proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of an associate.*
The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata

area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.

2. *The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*

3. *Included as part of the other property operating expenses are the following:*

	Trust and its investees			Trust		
	FY 2006 S$'000	*FY 2005 S$'000*	*% Change*	*FY 2006 S$'000*	*FY 2005 S$'000*	*% Change*
Depreciation and amortisation	1,137	540	110.6	1,045	540	93.5
Allowance for doubtful debts and bad debts written off	29	11	27.3	14	11	27.3
Assets written off (Mainly aircon system and escalators in 2006 and PA system and aircon system in 2005)	900	1,559	(42.3)	900	1,559	(42.3)

4. *As at 31 December 2006, CRCT has not announced its result. CRCT's results are thus not equity accounted in CMT and its Investees' financial statements for the year ended 31 December 206. This accounting treatment is permitted under FRS 28.*

1(a)(ii) Distribution statement (4Q 2006 vs 4Q 2005)

	Trust and its investees			Trust		
	4Q 2006 S$'000	4Q 2005 S$'000	*% Change*	4Q 2006 S$'000	4Q 2005 S$'000	*% Change*
Net income before share of profit of associate	42,825	31,011	38.1	45,256	32,210	40.5
Net effect of non-tax deductible items (Note A)	4,087	3,644	12.2	2,899	3,644	(20.4)
Interest income from associate	1,243	1,199	3.7	-	-	-
Taxable income available for distribution to unitholders	**48,155**	**35,854**	**34.3**	**48,155**	**35,854**	34.3
Distributable income to unitholders [1]	**52,331**	**35,854**	**46.0**	**52,331**	**35,854**	**46.0**
Note A						
Non-tax deductible items						
- Asset management fees (performance component payable in units)	*3,179*	*1,904*	*67.0*	*2,171*	*1,904*	*14.0*
- Trustee's fees	*362*	*262*	*38.2*	*334*	*262*	*27.5*
- Temporary differences and other adjustments	*546*	*1,478*	*(63.1)*	*394*	*1,478*	*(73.3)*
Net effect of non-tax deductible items	*4,087*	*3,644*	*12.2*	*2,899*	*3,644*	*(20.4)*

Footnote:

1. *Included release of S$4.2 million retained in 1Q 2006.*

Distribution statement (FY 2006 vs FY 2005)

	Trust and its investees			Trust		
	FY 2006 S$'000	FY 2005 S$'000	% Change	FY 2006 S$'000	FY 2005 S$'000	% Change
Net income before share of profit of associate	153,143	112,613	36.0	159,620	117,369	36.0
Net effect of non-tax deductible items (Note A)	11,329	9,413	20.4	9,783	9,413	3.9
Interest income from associate	4,931	4,756	3.7	-	-	-
Taxable income available for distribution to unitholders	**169,403**	**126,782**	**33.6**	**169,403**	**126,782**	**33.6**
Distributable income to unitholders	**169,403**	**126,782**	**33.6**	**169,403**	**126,782**	**33.6**
Note A						
Non-tax deductible items						
- Asset management fees (performance component payable in units)	*9,793*	7,007	*39.8*	*8,463*	7,007	*20.8*
- Trustee's fees	*1,201*	828	*45.0*	*1,164*	828	*40.6*
- Temporary differences and other adjustments	*335*	1,578	*(78.8)*	*156*	1,578	*(90.1)*
Net effect of non-tax deductible items	*11,329*	*9,413*	*20.4*	*9,783*	*9,413*	*3.9*

1(b)(i) Balance sheet

As at 31 Dec 2006 vs 31 Dec 2005

	Trust and its investees			Trust		
	31 Dec 2006[1] S$'000	31 Dec 2005 S$'000	% Change	31 Dec 2006 S$'000	31 Dec 2005 S$'000	% Change
Non-current assets						
Plant & equipment	888	547	62.3	508	547	(7.1)
Investment properties [2]	4,575,080	3,365,000	36.0	3,668,680	3,365,000	9.0
Interest in associates [3]	169,636	64,928	161.3	151,293	58,000	160.9
Interest in joint venture	-	-	-	525,480	-	NM
Total non-current assets	**4,745,604**	**3,430,475**	**38.3**	**4,345,961**	**3,423,547**	**26.9**
Current assets						
Inventories	167	-	NM	-	-	-
Trade & other receivables	18,306	13,942	31.3	23,490	13,942	68.5
Cash & cash equivalents	47,201	39,147	20.6	31,802	39,147	(18.8)
Total current assets	**65,674**	**53,089**	**23.7**	**55,292**	**53,089**	**4.1**
Less						
Current liabilities						
Trade & other payables	94,339	77,752	21.3	84,144	77,752	8.2
Interest bearing loan [4]	255,793	-	NM	255,793	-	NM
Provisions for taxation	367	367	-	367	367	-
Total current liabilities	**350,499**	**78,119**	**348.7**	**340,304**	**78,119**	**335.6**
Net current (liabilities)	**(284,825)**	**(25,030)**	**1,037.9**	**(285,012)**	**(25,030)**	**1,038.7**
Less						
Non-current liabilities						
Interest bearing loan	1,434,279	1,089,232	31.7	1,089,733	1,089,232	-
Non-current portion of security deposits	50,686	32,308	56.9	45,588	32,308	41.1
Total non-current liabilities	**1,484,965**	**1,121,540**	**32.4**	**1,135,321**	**1,121,540**	**1.2**
Net assets	**2,975,814**	**2,283,905**	**30.3**	**2,925,628**	**2,276,977**	**28.5**
Unitholders' funds	**2,975,814**	**2,283,905**	**30.3**	**2,925,628**	**2,276,977**	**28.5**
NM – not meaningful						

Footnotes:

1. *Balance sheet at Trust and its investees' level includes proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of associate.*
2. *Investment properties at Trust and its investees' level include CMT's 40% share of Raffles City and the 2 units in Hougang Plaza acquired on 10 May 2006 (2.7% of the strata area) and 7 June 2006 (0.6%*

of the strata area) and are stated at valuations performed by independent professional valuers on 1 December 2006.
Investment properties at Trust level include the 2 units in Hougang Plaza acquired on 10 May 2006 (2.7% of the strata area) and 7 June 2006 (0.6% of the strata area) and are stated at valuations performed by independent professional valuers on 1 December 2006.

3. *The investment in 20.0 % in CRCT or 95.1 million units was completed on 2 November 2006. At Trust and its investees' level, it also included revaluation gain and YTD December's gain on interest rate swaps on the bonds issued by CRS.*
4. *There were draw downs of short term interest bearing loans of S$30.0 million on June 2006 to partially fund Asset Enhancement Initiatives ("AEI") works and the acquisition of the remaining 2 units in Hougang Plaza, S$114.3 million and S$18.2 million on 1 September 2006 and 20 November 2006 respectively to part finance the 40% interest in Raffles City as well as S$93.3 million on 2 November 2006 to fund the 20.0% investment in CRCT.*

1(b)(ii) Aggregate amount of borrowings and debt securities

	Trust and its investees		Trust	
	31 Dec 2006[1]	31 Dec 2005	31 Dec 2006	31 Dec 2005
	S$'000	S$'000	S$'000	S$'000
Secured borrowings				
Amount repayable after one year	1,439,400	1,093,000	1,093,000	1,093,000
Less: Fees and costs in relation to debt raising exercises amortised over the tenor of secured loans	(5,121)	(3,768)	(3,267)	(3,768)
	1,434,279	**1,089,232**	**1,089,733**	**1,089,232**

Footnote:

1. *Secured borrowings at Trust and its investees' level includes proportionate consolidation of CMT's 40% share of secured borrowings at RCS Trust (S$346.4 million), to part finance the 40% interest in Raffles City.*

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties;

(iii) an assignment of the insurance policies relating to the properties;

(iv) an assignment of the agreements relating to the management of the properties; and

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties.

Details of any collateral at RCS Trust

As security for the borrowings, RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles City;

(iii) an assignment of the insurance policies relating to Raffles City;

(iv) an assignment of the agreements relating to the management of Raffles City; and

(v) a charge creating a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

CAPITAMALL TRUST
2006 FULL YEAR UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

1(c) Cash flow statements (4Q 2006 vs 4Q 2005)

	Trust and its investees	
	4Q 2006[1] S$'000	4Q 2005[1] S$'000
Operating activities		
Net income	53,189	32,350
Adjustments for:		
Interest income	(278)	(163)
Finance costs	14,616	8,790
Write-off of assets	-	914
Depreciation and amortization	421	191
Asset management fee paid/payable in units	3,179	1,904
Share of profit of associate	(10,364)	(1,339)
Operating income before working capital changes	60,763	42,647
Changes in working capital:		
Trade and other receivables	(4,183)	(1,725)
Trade and other payables	7,096	(3,011)
Security deposits	2,824	(189)
Cash generated from operating activities	**66,500**	**37,722**
Investing activities		
Investment in associate	(93,293)	-
Interest received	2,708	156
Net cash outflow on purchase of investment properties	-	(658,644)
Capital expenditure on investment properties	(25,179)	(7,828)
Purchase of plant and equipment	(195)	(215)
Cash flows from investing activities	**(115,959)**	**(666,531)**
Financing activities		
Proceeds from issue of new units	-	406,895
Payment of issue and financing expenses	2,495	(11,928)
Proceeds from interest-bearing loans and borrowings	111,526	433,000
Repayment of short-term borrowings	-	(129,800)
Distribution to unitholders	(41,056)	(40,751)
Interest paid	(13,349)	(4,988)
Cash flows from financing activities	**59,616**	**652,428**
Increase in cash and cash equivalent	**10,157**	**23,619**
Cash and cash equivalent at beginning of period	**37,044**	**15,528**
Cash and cash equivalent at end of period	**47,201**	**39,147**

Footnote:

1. *Trust and its investees' results includes proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of associate.*
   The investment in 20.0% in CRCT was completed on 2 November 2006. The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The remaining 3.3% of the strata area of Hougang Plaza was progressively acquired on 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.

Cash flow statements (FY 2006 vs FY 2005)

	Trust and its investees	
	FY 2006[1] S$'000	FY 2005 S$'000
Operating activities		
Net Income	167,401	117,013
Adjustments for:		
Interest income	(967)	(219)
Finance costs	42,529	23,991
Write-off of assets	900	1,559
Allowance for doubtful receivables	29	11
Depreciation and amortization	1,137	540
Asset management fee paid/payable in units	9,793	7,007
Share of profit of associate	(14,258)	(4,400)
Operating income before working capital changes	206,564	145,502
Changes in working capital:		
Inventories	(167)	-
Trade and other receivables	(4,675)	(3,954)
Trade and other payables	2,572	8,291
Security deposits	9,955	2,661
Cash generated from operating activities	**214,249**	**152,500**
Investing activities		
Investment in associate	(93,293)	-
Interest received	5,801	4,969
Net cash outflow on purchase of investment properties	(856,463)	(786,066)
Capital expenditure on investment properties	(76,487)	(37,344)
Purchase of plant and equipment	(253)	(312)
Cash flows from investing activities	**(1,020,695)**	**(818,753)**
Financing activities		
Proceeds from issue of new units	401,000	406,895
Payment of issue and financing expenses	(6,314)	(11,168)
Proceeds from interest bearing loans and borrowings	602,193	573,000
Repayment of short-term borrowings	-	(140,000)
Distribution to unitholders	(142,674)	(149,711)
Interest paid	(39,705)	(20,807)
Cash flows from financing activities	**814,500**	**658,209**
Increase / (Decrease) in cash and cash equivalent	**8,054**	**(8,044)**
Cash and cash equivalent at beginning of year	**39,147**	**47,191**
Cash and cash equivalent at end of year	**47,201**	**39,147**

Footnote:

1. Trust and its investees' results includes proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of associate.
The investment in 20.0% in CRCT was completed on 2 November 2006. The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.

1(d)(i) Statement of changes in unitholders' funds (4Q 2006 vs 4Q 2005)

As at 31 Dec 2006 vs 31 Dec 2005

	Trust and its investees		Trust	
	4Q 2006[1] S$'000	4Q 2005 S$'000	4Q 2006[2] S$'000	4Q 2005 S$'000
Balance as at beginning of period	**2,718,560**	**1,875,832**	**2,710,216**	**1,868,781**
Operations				
Net income	53,189	32,350	45,256	32,210
Net appreciation on revaluation of investment properties	239,614	18,303	206,224	18,303
Net increase in net assets resulting from operations	**292,803**	**50,653**	**251,480**	**50,513**
Movement in hedging reserve	**519**	**(263)**	**-**	**-**
Unitholders' transactions				
Creation of units				
- proceeds from placement [3]	-	406,895	-	406,895
- fair value of management fee paid in units	289	(20)	289	(20)
Units to be issued as satisfaction of the portion of asset management fees payable in units	2,204	1,925	2,204	1,925
Issue expenses [4]	2,495	(10,366)	2,495	(10,366)
Distribution to unitholders	(41,056)	(40,751)	(41,056)	(40,751)
Net increase / (decrease) in net assets resulting from unitholders' transactions	**(36,068)**	**357,683**	**(36,068)**	**357,683**
Balance as at end of period	**2,975,814**	**2,283,905**	**2,925,628**	**2,276,977**

Footnotes:

1. *Trust and its investees' results includes proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of associate.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The remaining 3.3% of the strata area of Hougang Plaza was progressively acquired on 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.
2. *The investment in 20.0% in CRCT was completed on 2 November 2006. The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The remaining 3.3% of the strata area of Hougang Plaza was progressively acquired on 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*
3. *For 4Q 2005, 173.4 million new units were issued via an equity raising exercise on 31 October 2005 to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.*
4. *For 4Q 2006, there was reversal of over accrual of issue/circular expenses. For 4Q 2005, this comprised mainly the underwriting and selling commissions and other issue /circular expenses relating to the equity raising exercise to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre on 31 October 2005.*

Statement of changes in unitholders' funds (FY 2006 vs FY 2005)

As at 31 Dec 2006 vs 31 Dec 2005

	Trust and its investees		Trust	
	FY 2006[1] S$'000	FY 2005 S$'000	FY 2006[2] S$'000	FY 2005 S$'000
Balance as at beginning of period, as previously reported	**2,283,905**	**1,622,478**	**2,276,977**	**1,610,653**
Effects of adopting FRS 39	-	(2,052)	-	-
Balance as at beginning of period, restated	**2,283,905**	**1,620,426**	**2,276,977**	**1,610,653**
Operations				
Net Income	167,401	117,013	159,620	117,369
Net appreciation on revaluation of investment properties	252,960	293,284	219,570	293,284
Net increase in net assets resulting from operations	**420,361**	**410,297**	**379,190**	**410,653**
Movement in hedging reserve	**2,087**	**(2,489)**	**-**	**-**
Unitholders' transactions				
Creation of units				
- proceeds from placement [3]	401,000	406,895	401,000	406,895
- acquisition fees paid in units[4]	8,664	-	8,664	-
- fair value of management fee paid in units	862	-	862	-
- management fee paid in units	6,042	6,928	6,042	6,928
Units to be issued as satisfaction of the portion of asset management fees payable in units	1,881	1,925	1,881	1,925
Issue expenses [5]	(6,314)	(10,366)	(6,314)	(10,366)
Distribution to unitholders	(142,674)	(149,711)	(142,674)	(149,711)
Net increase in net assets resulting from unitholders' transactions	**269,461**	**255,671**	**269,461**	**255,671**
Balance as at end of period	**2,975,814**	**2,283,905**	**2,925,628**	**2,276,977**

Footnotes:

1. *Trust and its investees' results includes proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of associate.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.
2. *The investment in 20.0% in CRCT was completed on 2 November 2006. The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*
3. *For FY 2006, 174,348,000 new units were issued via an equity raising exercise on 1 September 2006 to part finance the 40% interest in Raffles City through RCS Trust. For FY 2005, 173,400,000 new units were issued via an equity raising exercise on 31 October 2005 to part finance/refinance*

the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.

4. *3,652,767 new units were issued on 1 September 2006 as payment of acquisition fees for the 40% interest in Raffles City through RCS Trust. Under the Property Funds Guidelines, the acquisition fees paid in respect of transactions with interested parties will have to be in the form of units.*
5. *For FY 2006, this comprised mainly underwriting and selling commissions and other issue expenses relating to the equity raising exercise for the 40% interest in Raffles City through RCS Trust on 1 September 2006. For FY 2005, this comprised mainly underwriting and selling commissions and other issue/circular expenses relating to the equity raising exercise to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre on 31 October 2005.*

1(d)(ii) Details of any change in the issued and issuable units (4Q 2006 vs 4Q 2005)

	Trust	
	4Q 2006 Units	4Q 2005 Units
Balance as at beginning of period	**1,560,461,072**	**1,205,630,866**
New units issued :		
- As payment of asset management fees [1]	979,633	667,601
- For acquisition of Bugis Junction and various properties in 2005 [2]	-	173,400,000
Issued units as at end of period	**1,561,440,705**	**1,379,698,467**
New units to be issued		
- As payment of asset management fees [3]	775,442	743,379
Total issued and issuable units as at end of period	**1,562,216,147**	**1,380,441,846**

Footnotes:

1. *These were the performance component of the asset management for 3Q 2006 and 3Q 2005 which were issued in November 2006 and November 2005 respectively.*
2. *New units issued to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre on 31 October 2005.*
3. *These were the performance component of the asset management fees for 4Q 2006 (which will be issued in February 2007) and 4Q 2005 that have been issued in February 2006 respectively.*

1(d)(ii) Details of any change in the issued and issuable units (FY 2006 vs FY 2005)

	Trust	
	FY 2006 Units	FY 2005 Units
Balance as at beginning of year	**1,379,698,467**	**1,203,200,009**
Issue of new units :		
- As payment of asset management fees [1]	3,741,471	3,098,458
- For acquisition of Raffles City in 2006 and Bugis Junction and various properties in 2005 [2]	174,348,000	173,400,000
- As payment of acquisition fees for Raffles City	3,652,767	-
Issued units as at end of year	**1,561,440,705**	**1,379,698,467**
New units to be issued		
- As payment of asset management fees [3]	775,442	743,379
Total issued and issuable units as at end of year	**1,562,216,147**	**1,380,441,846**

Footnotes:

1. *These were the performance component of the asset management for 4Q 2005, 1Q 2006, 2Q 2006 and 3Q 2006 which were issued in February 2006, May 2006, August 2006 and November 2006 respectively. For Year 2005, the units were issued for 4Q 2004, 1Q 2005, 2Q 2005 and 3Q 2005 in February 2005, May 2005, August 2005 and November 2005 respectively.*
2. *New units issued to part finance the 40% interest in Raffles City on 1 September 2006 and part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre on 31 October 2005 respectively.*
3. *These were the performance component of the asset management fees for 4Q 2006 (which will be issued in February 2007) and 4Q 2005 that have been issued in February 2006 respectively.*

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The Trust and its investees has applied the same accounting policies and methods of computation applied in the preparation of the financial statements for the current reporting period compared with the audited financial statements for the period ended 31 December 2005.

As the quarterly results of CRCT is not expected to be announced in sufficient time for these to be included in CMT and its investees' results announcement for the same calendar quarter, CMT and its investees will equity account the results of CRCT based on a 3 month time lag. Consequently, CRCT's results for the period ended 31 December 2006 has not been included in CMT and its investees' results for the quarter ended 31 December 2006.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Nil

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (4Q 2006 vs 4Q 2005)

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

In computing the DPU, the number of units as at the end of each period is used.

	Trust and its investees		Trust	
	4Q 2006	4Q 2005	4Q 2006	4Q 2005
Weighted average number of units in issue	1,561,246,818	1,322,916,347	1,561,246,818	1,322,916,347
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	3.41¢	2.45¢	2.90¢	2.43¢
Based on fully diluted basis	3.41¢	2.45¢	2.90¢	2.43¢
Number of units in issue at end of period	1,561,440,705	1,379,698,467	1,561,440,705	1,379,698,467
Distribution per unit "DPU")				
Based on the number of units in issue at end of period	3.35¢	2.70¢	3.35¢	2.70¢

	Trust and its investees		Trust	
	FY 2006	FY 2005	FY 2006	FY 2005
Weighted average number of units in issue	1,441,120,943	1,234,450,566	1,441,120,943	1,234,450,566
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	11.62¢	9.48¢	11.08¢	9.50¢
Based on fully diluted basis	11.62¢	9.48¢	11.08¢	9.50¢
Number of units in issue at end of period	1,561,440,705	1,379,698,467	1,561,440,705	1,379,698,467
Distribution per unit "DPU")				
Based on the number of units in issue at end of period	11.69¢	10.23¢	11.69¢	10.23¢

Footnote:
1. EPU is calculated based on net income after tax.

7 Net asset value ("NAV") backing per unit based on issued and issuable units at the end of the period

	Trust and its investees	
	31 Dec 06	31 Dec 05
NAV per unit	$1.91	$1.66
Adjusted NAV per unit (excluding the distributable income)	$1.87	$1.64

	Trust	
	31 Dec 06	31 Dec 05
NAV per unit	$1.87	$1.65
Adjusted NAV per unit (excluding the distributable income)	$1.84	$1.63

8 Review of the performance

	Trust and its investees				
	4Q 2006 S$'000	4Q 2005 S$'000	3Q 2006 S$'000	FY 2006 S$'000	FY 2005 S$'000
Income statement					
Gross revenue	**96,441**	**71,119**	**82,070**	**331,728**	**243,087**
Property operating expenses	(32,593)	(26,257)	(28,904)	(114,087)	(89,006)
Net property income	**63,848**	**44,862**	**53,166**	**217,641**	**154,081**
Interest income	278	163	264	967	219
Asset management fees	(5,942)	(4,263)	(5,196)	(20,510)	(14,948)
Trust expenses	(743)	(1,721)	(635)	(2,426)	(2,748)
Finance costs	(14,616)	(8,030)	(10,620)	(42,529)	(23,991)
Net income before share of profit of associate	**42,825**	**31,011**	**36,979**	**153,143**	**112,613**

	Trust and its investees				
	4Q 2006 S$'000	4Q 2005 S$'000	3Q 2006 S$'000	FY 2006 S$'000	FY 2005 S$'000
Distribution statement					
Net income before share of profit of associate	42,825	31,011	36,979	153,143	112,613
Net effect of non-tax deductible items	4,087	3,644	3,004	11,329	9,413
Interest income from associate	1,243	1,199	1,243	4,931	4,756
Taxable income available for distribution to unitholders	**48,155**	**35,854**	**41,226**	**169,403**	**126,782**
Distributable income to unitholders	**52,331**[1]	**35,854**	**41,226**	**169,403**	**126,782**
Distribution per unit (in cents)					
For the period	3.35	2.70	2.85	11.69	10.23
Annualised	13.29	10.74	11.31	11.69	10.23

Footnote:-
1. Actual for the period included release of S$4.2 million (or 0.27 cents per unit) retained in 1Q 2006.

4Q 2006 vs 4Q 2005

Gross revenue for 4Q 2006 was S$96.4 million, an increase of S$25.3 million or 35.6% over 4Q 2005. This was mainly due to revenue of S$15.8 million from the 40% interest in Raffles City which was acquired on 1 September 2006. The two malls that were acquired on 31 October 2005, Bugis Junction and Jurong Entertainment Centre, also contributed S$6.4 million with an additional month's revenue in 4Q 2006 compared with 4Q 2005. The other malls accounted for another S$3.1 million increase in revenue mainly due to new and renewal leases as well as higher revenue from IMM Building as Phase 1 of the Asset Enhancement Initiatives ("AEI") works was completed in October 2006.

Property operating expenses for 4Q 2006 was S$32.6 million, an increase of S$6.3 million or 24.1% over 4Q 2005, mainly due to the acquisitions of the 40% interest in Raffles City completed on 1 September 2006 and Bugis Junction and Jurong Entertainment Centre completed on 31 October 2005.

Asset management fees was S$5.9 million or 39.4% higher than 4Q 2005 as a result of the acquisition of the 40% interest in Raffles City as well as higher revenue generated and higher property values

under management. Trust expenses was S$0.7 million or 56.8% lower than 4Q 2005 due to lower professional and other fees in 4Q 2006 compared with 4Q 2005 due to the debt raising cost incurred in 4Q 2005 to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre..

Finance costs for 4Q 2006 of S$14.6 million was S$6.6 million or 82.0% higher than the same quarter last year. Higher finance cost mainly due to an increase in interest expense of S$1.6 million due to S$30.0 million drawn down on June 2006 to partially fund AEI works and the acquisition of the remaining 2 units in Hougang Plaza, S$114.3 million and S$18.2 million drawn down on 1 September 2006 and 20 November 2006 respectively to part finance the 40% interest in Raffles City, as well as S$93.3 million drawn down on 2 November 2006 to fund the 20.0% investment in CRCT. There was also an increase of S$1.2 million due to an additional month's interest expense in 4Q 2006 compared with 4Q 2005 as the S$433.0 million loan was drawn down on 31 October 2005 to part finance/refinance the acquisitions of Hougang Plaza, Sembawang Shopping Centre, Bugis Junction and Jurong Entertainment Centre in 2005. In addition, finance costs for 4Q 2006 included CMT's share of finance costs of S$3.8 million incurred at RCS Trust, arising from its 40% share in the S$866.0 million CMBS term loan secured to part finance the acquisition of Raffles City.

4Q 2006 vs 3Q 2006

Gross revenue for 4Q 2006 was S$96.4 million compared with S$82.1 million for 3Q 2006, an increase of S$14.3 million or 17.5%. The 40% interest in Raffles City which was acquired on 1 September 2006, accounted for S$10.9 million. Phase 1 of the AEI works for IMM Building completed in October 2006, accounted for S$1.7 million increase in revenue in 4Q 2006 compared to the previous quarter. Plaza Singapura saw an increase of S$1.0 million in revenue as a result of the increase in short term renewals brought on by the delay in its planned AEI works in 4Q 2006 to 2007.

Property operating expenses was S$32.6 million compared with S$28.9 million for 3Q 2006, an increase of S$3.7 million or 12.7% due mainly to the 40% interest in Raffles City which was acquired on 1 September 2006.

Asset management fees was S$5.9 million for 4Q 2006, an increase of S$0.7 million or 14.4% due mainly to higher rental revenue from higher property values and the 40% interest in Raffles City.

Finance costs was S$14.6 million, an increase of S$4.0 million or 37.7% over 3Q 2006. S$2.6 million was due to CMT's share of finance costs incurred at RCS Trust, arising from its 40% share in the S$866.0 million CMBS term loan secured to part finance the acquisition of Raffles City completed on 1 September 2006. There was also an increase in interest expense of S$1.4 million from additional 2 months' interest expense in 4Q 2006 compared with 3Q 2006 from the S$114.3 million drawn down on 1 September 2006 to part finance the 40% interest in Raffles City, another additional $18.2 million drawn down on 20 November 2006 to part finance the 40% interest in Raffles City and the S$93.3 million drawn down on 2 November 2006 to fund the 20.0% investment in CRCT.

FY 2006 vs FY 2005

Gross revenue for FY2006 was S$331.7 million, an increase of S$88.6 million or 36.5% over FY 2005. Bugis Junction and Jurong Entertainment Centre which were acquired on 31 October 2005 accounted for $52.1 million of the increase. Hougang Plaza and Sembawang Shopping Centre which were also acquired during FY 2005 contributed another S$4.8 million of the increase. The 40% interest in Raffles City which was acquired on 1 September 2006 contributed about S$20.7 million. Rental for newly created retail spaces from Phase 1 of the AEI works at IMM Building completed in October 2006 and higher rental from the new and existing leases from other malls accounted for another S$11.0 million.

Property operating expenses for 2006 was S$114.1 million, an increase of S$25.1 million or 28.2% over last year. Property operating expenses for Bugis Junction and Jurong Entertainment Centre which were acquired on 31 October 2005 accounted for $17.8 million of the increase. Expenses for the 40% interest in Raffles City accounted for S$6.0 million. The other acquisitions in 2005, namely Hougang Plaza and Sembawang Shopping Centre contributed another S$1.1 million of the increase.

Asset management fees was S$20.5 million for FY 2006 or 37.2% higher than FY 2005 due to the 40% interest in Raffles City acquired on 1 September 2006, higher rental revenue from assets acquired during FY 2005 and higher property values from existing properties. Trust expenses for FY 2006 was S$2.4 million, a decrease of S$0.3 million or 11.7% compared with FY 2005 due to the debt raising exercise carried out in FY 2005 to part finance / refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.

Finance costs was S$42.5 million for FY 2006 against S$24.0 million for FY 2004, an increase of S$18.5 million or 77.3%. Full year interest expense incurred on the S$433 million loan drawn down on 31 October 2005 to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza,

Sembawang Shopping Centre and Jurong Entertainment Centre compared with two months expenses incurred last year, accounted for S$11.2 million of the increase. Interest incurred on the short term borrowings of S$30.0 million drawn down in June 2006 to partially fund AEI works and the acquisition of the remaining 2 units in Hougang Plaza, S$114.3 million and S$18.2 million drawn down on 1 September 2006 and 20 November 2006 respectively to part finance the 40% interest in Raffles City, as well as S$93.3 million drawn down on 2 November 2006 to fund the 20.0% investment in CRCT accounted for another S$2.3 million of the increase. CMT's share of finance costs incurred at RCS Trust arising from the S$866.0 million CMBS term loan secured to part finance the acquisition of Raffles City which was completed on 1 September 2006 contributed another S$5.0 million of the increase.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

Below mentioned only relates to review of the results of Trust and its investees.

9(i) **Income statement (Actual vs Forecast)**

	Actual[1] 4Q 2006 S$'000	Forecast [2] 4Q 2006 S$'000	% Change
Gross rental income	89,362	84,594	5.6
Car park income	2,464	2,464	-
Other income	4,615	3,675	25.6
Gross revenue	**96,441**	**90,733**	6.3
Property management fees	(3,618)	(3,375)	7.2
Property tax	(8,075)	(8,104)	(0.4)
Other property operating expenses	(20,900)	(20,167)	3.6
Property operating expenses	**(32,593)**	**(31,646)**	3.0
Net property income	**63,848**	**59,087**	8.1
Interest income	278	-	NM
Asset management fees	(5,942)	(5,280)	12.5
Trust expenses	(743)	(1,048)	(28.8)
Finance costs	(14,616)	(15,162)	(3.6)
Net income before share of profit of associate	**42,825**	**37,597**	13.9

Footnotes:

1. *Trust and its investees' results for the period 4Q 2006 includes proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of associate.*
2. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(ii) **Distribution statement (Actual vs Forecast)**

	Actual[1] 4Q 2006 S$'000	Forecast [2] 4Q 2006 S$'000	% Change
Net income before share of profit of associate	**42,825**	**37,597**	13.9
Net effect of non-tax deductible items	4,087	3,897	4.9
Interest income from associate	1,243	1,232	0.9
Taxable income available for distribution to unitholders	**48,155**	**42,726**	**12.8**
Distributable income available for distribution to unitholders [3]	**52,331**	**44,226**	**18.4**
Distribution per unit (in cents)			
For the period	3.35	2.83	18.4
Annualised	13.29	11.23	18.4

Footnotes:
1. *Trust and its investees' results includes proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of associate.*
2. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*
3. *Actual for the period included release of S$4.2 million (or 0.27 cents per unit) retained in 1Q 2006 while forecast for the period assumed release of S$1.5 million.*

9(iii) **Breakdown of gross revenue**

	Actual 4Q 2006 S$'000	Forecast [1] 4Q 2006 S$'000	% Change
Tampines Mall	13,265	13,144	0.9
Junction 8	10,759	10,398	3.5
Funan DigitaLife Mall	6,421	5,927	8.3
IMM Building	14,623	13,011	12.4
Plaza Singapura	16,663	15,066	10.6
Bugis Junction	14,251	13,662	4.3
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	4,652	4,577	1.6
	80,634	**75,785**	**6.4**
40% interest in Raffles City	15,807	14,948	5.7
Gross revenue	**96,441**	**90,733**	**6.3**

Footnote:
1. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(iv) **Breakdown of net property income**

	Actual 4Q 2006 S$'000	Forecast [1] 4Q 2006 S$'000	% Change
Tampines Mall	9,467	9,012	5.0
Junction 8	7,666	6,689	14.6
Funan DigitaLife Mall	3,709	3,341	11.0
IMM Building	8,634	7,193	20.0
Plaza Singapura	11,206	10,194	9.9
Bugis Junction	9,172	9,143	0.3
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	2,914	2,854	2.1
	52,768	**48,426**	**9.0**
40% interest in Raffles City	11,080	10,661	3.9
Net property income	**63,848**	**59,087**	**8.1**

Footnote:
1. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(v) **Review of the performance**

Gross revenue for 4Q 2006 was S$96.4 million, an increase of S$5.7 million or 6.3% over the forecast for the same period. This was mainly due to higher revenue for IMM Building as leases that have been assumed to be vacant were renewed or leased and leases from Phase 1 of AEI achieved better than forecasted rental. The other increase came from Plaza Singapura as a result of the rescheduling of AEI which was originally forecasted to start in 4Q 2006. All other malls achieved better than forecasted revenue by 0.9% to 8.3%.

Property operating expenses for the period was S$32.6 million, an increase of S$0.9 million or 3.0% compared with forecast for the same period. The main reasons for the increase were higher property management fees as a result of higher revenue as well as higher than forecasted maintenance expenses for Plaza Singapura and Bugis Junction.

Asset management fees for the period was S$5.9 million or an increase of S$0.7 million or 12.5% over forecast for the same period due to higher revenue generated and higher property values under management. Trust expenses was S$0.7 million or 28.8% lower than forecast due to lower actual professional fees as compared to forecast.

Finance cost for the period was S$14.6 million, a decrease of S$0.5 million or 3.6% compared to forecast for the same period. In the forecast, a higher amount of loan was assumed to have been drawn down at a higher interest rate.

10 Commentary on the competitive conditions of the industry in which the Trust and its investees operates and any known factors or events that may affect the Trust and its investees in the next reporting period and the next 12 months

The Singapore economy continued to record robust growth in 4Q 2006, advance estimates show that real GDP rose by 5.9% in the quarter compared to the same period in 2005. On a quarter-on-quarter seasonally adjusted annualised basis, real GDP grew by 7.6%, following a 5.6% gain in the preceding quarter.

Growth of the services producing industries is estimated to have moderated to 6.0 per cent in the fourth quarter. The hotels and restaurants, transport and communications, and financial services sectors, however, saw a faster pace of expansion compared to the previous quarter.

Full year 2006 real GDP is forecasted at 7.7%. The outlook for retail property market is expected to be robust with analysts' estimates for 2007's rental rates ranging 4.0% to 8.0% after seeing a 4.0% to 5.3% increase in 2006.

Outlook for 2007

The manager of CMT is optimistic to deliver the projected distribution of 11.48 cents as stated in the CMT OIS dated 29 August 2006, barring any unforeseen circumstances.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	: Distribution for 01 October 2006 to 31 December 2006
Distribution type	: Income
Distribution rate	: 3.35 cents per unit
Par value of units	: Not meaningful
Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%.
Remarks	: NA

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? Yes.

Name of distribution	: Distribution for 31 October 2005 to 31 December 2005
Distribution type	: Income
Distribution rate	: 1.87 cents per unit
Par value of units	: Not meaningful
Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership or through a nominee) will receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. All other investors will receive their distributions after deduction of tax at the rate of 20%.
Remarks	: NA

11(c) Date payable : 28 February 2007

11(d) Book closure date : 2 February 2007

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Segmental Results

Total gross revenue	Trust and its investees		
	Actual FY 2006 S$'000	Actual FY 2005 S$'000	% Change
Tampines Mall	53,807	50,496	6.6
Junction 8	42,068	40,367	4.2
Funan DigitaLife Mall	24,454	22,673	7.9
IMM Building	54,234	52,658	3.0
Plaza Singapura	64,212	61,517	4.4
Bugis Junction [1]	53,746	8,632	522.6
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre [1]	18,529	6,744	174.7
	311,050	**243,087**	**28.0**
40% interest in Raffles City [2]	20,678	-	N.M.
Gross revenue	**331,728**	**243,087**	**36.5**

Net property income	Trust and its investees		
	FY 2006 S$'000	FY 2005 S$'000	% Change
Tampines Mall	37,833	34,888	8.4
Junction 8	28,899	26,451	9.3
Funan DigitaLife Mall	14,739	13,394	10.0
IMM Building	29,949	25,873	15.8
Plaza Singapura	44,533	43,830	1.6
Bugis Junction [1]	35,748	5,471	553.4
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre [1]	11,295	4,174	170.6
	202,996	**154,081**	**31.7**
40% interest in Raffles City [2]	14,645	-	N.M.
Net property income	**217,641**	**154,081**	**41.3**

N.M. – not meaningful

Footnotes :

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*
2. *The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006.*

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to para 8 on the review.

15 A breakdown of sales as follows:-

		Trust and its investees		
		FY 2006 S$'000	FY 2005 S$'000	% Change
15(a)	Gross revenue reported for first half year	153,217	112,603	36.1
15(b)	Net income after tax for first half year	75,921	55,744	36.2
15(c)	Gross revenue reported for second half year	178,511	130,484	36.8
15(d)	Net income after tax for second half year	91,480	61,269	49.3

16 A breakdown of the total annual distribution for the current full year and its previous full year as follows:-

	1 Jan 06 - 30 Sep 06 S$'000	1 Oct 06 - 31 Dec 06 S$'000	FY 2006 S$'000	1 Jan 05 - 30 Oct 05 S$'000	31 Oct 05 - 31 Dec 05 S$'000	FY 2005 S$'000
Annual distribution to unitholders	117,072	- [1]	117,072	100,740	26,042	126,782

Footnote:

1. Please refer to para 11(a).

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(Company registration no. 200106159R)
(as Manager of CapitaMall Trust)

Michelle Koh

Company Secretary

25 January 2007

CapitaMall Trust

News Release

25 January 2007
For Immediate Release

CMT Achieves 23.7%[1] Higher Fourth Quarter[2] 2006 DPU and 14.3% Higher DPU Growth Year-on-Year

Asset enhancement initiatives at IMM, Bugis Junction, Tampines Mall and Sembawang Shopping Centre drive continuous organic growth

Singapore, 25 January 2007 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a distributable income of S$52.33 million to unitholders of CMT ("Unitholders") for Fourth Quarter[2] 2006. This is an increase of S$8.1 million or 18.3% over the forecast distributable income of S$44.23 million for Fourth Quarter[2] 2006.

Distribution Per Unit in CMT ("DPU") for Fourth Quarter[2] 2006 is 3.35 cents (13.29 cents on an annualised basis), which is 18.4% higher than the forecast DPU[2] of 2.83 cents for Fourth Quarter[2] 2006 (11.23 cents on an annualised basis). When compared against the Fourth Quarter[3] in 2005, the DPU registered an increase of 23.7% from 10.74 cents (on an annualised basis) to 13.29 cents (on an annualised basis). Year-on-year, the actual DPU also registered a significant increase of 14.3% from 10.23 cents for Full Year[4] 2005 to 11.69 cents for Full Year[5] 2006.

[1] Annualised Distribution per Unit for the period from 1 October 2006 to 31 December 2006 versus the annualised Distribution per Unit for the period from 1 October 2005 to 31 December 2005.
[2] For the period from 1 October 2006 to 31 December 2006.
[3] For the period from 1 October 2005 to 31 December 2005.
[4] For the period from 1 January 2005 to 31 December 2005.
[5] For the period from 1 January 2006 to 31 December 2006.

Mr Hsuan Owyang, Chairman of CMTML, said, "We are extremely pleased that CMT has once again outperformed its forecast in Fourth Quarter[2] 2006 to deliver a set of sterling results for the Full Year[5] 2006. CMT's unit price has appreciated 30%[6] and provided Unitholders with a total return of 34%[7] in 2006. Through leveraging on its five-pronged strategy, comprising yield accretive acquisitions, innovative asset enhancements, active leasing, investment of a 20% stake in CapitaRetail China Trust and local developments, CMT has grown its DPU and net asset value per unit by 14.3% and 15% respectively in 2006 versus 2005. We will continue to actively pursue yield accretive acquisitions and are on track to achieve our target asset size of S$7 billion locally by 2009. By now we have a well-diversified portfolio, consisting of retail malls strategically located in the central and suburban areas of Singapore. We are confident of further growing, given the average projected retail rental increase of 12%[8] to 15%[8] from 2007 to 2010 and given our strong ability to identify quality assets and continuously create value to drive growth. Against this positive outlook, we are confident of delivering our forecast 2007 DPU of 11.48[9] cents to Unitholders."

Mr Pua Seck Guan, CEO of CMTML, said, "2006 has been a spectacular year for CMT with the successful S$880.0 million acquisition of a 40% interest in Raffles City, on-schedule execution of major enhancement works at IMM, consistent financial results out-performance quarter-on-quarter, net unrealised gain in our investment of a 20% stake in CapitaRetail China Trust as well as the numerous accolades received on the investor relations front. The asset enhancement work at IMM, together with the proposed initiatives at Bugis Junction, Tampines Mall and Sembawang Shopping Centre, will continue to sustain the growth engine for CMT over the next three years. Other value creation opportunities in the pipeline include Jurong Entertainment Centre, Raffles City and Hougang Plaza in the medium term. As we further strengthen our position as the largest REIT by asset size and market capitalisation in Singapore, measuring S$4.3 billion and S$5.0 billion respectively as at 24 January 2007, it remains imperative for us to proactively manage our quality portfolio to deliver stable distributions and sustainable total returns to Unitholders. Charting a brand new retail experience for shoppers' at CMT malls, such as putting in place the first designated water play area with interactive features for children within the premise of the mall at IMM, will also remain a key priority for CMT going forward."

[6] Based on the CMT closing unit price of S$2.24 on 30 December 2005 and the closing unit price of S$2.91 on 29 December 2006.
[7] Based on total DPU of 11.69 cents for the financial year ended 31 December 2006, the closing unit price of S$2.24 on 30 December 2005 and the closing unit price of S$2.91 on 29 December 2006.
[8] Source: DTZ Research - Based on a projected rental increase of 15.7%, 14.2% and 12.7% in the Orchard Road, Other City Areas and Suburban Areas respectively from 2007 to 2010
[9] The forecast is based on the forecast shown in CMT Offer Statement ("OIS") dated 29 August 2006.

Distribution per Unit Growth

Since its inception in 2002, CMT has successfully driven an average annual DPU growth of 12.4%[10], registering a DPU growth of 9.4%, 18.1%, 7.9% and 14.3% for Full Year[11] 2003, Full Year[12] 2004, Full Year[7] 2005 and Full Year[5] 2006 respectively.

Gross Revenue / Operating Expense / Net Property Income

CMT's gross revenue for Fourth Quarter[2] 2006 was S$96.44 million. This is an increase of S$5.7 million or 6.3% over the forecast gross revenue of Fourth Quarter[2] 2006. Gross revenue at all malls across CMT's portfolio outperformed forecast for Fourth Quarter[2] 2006. CMT's net property income for Fourth Quarter[2] 2006 also exceeded the forecast net property income for Fourth Quarter[2] 2006 by S$4.8 million or 8.1%.

On the same store basis, CMT's gross revenue for Full Year[5] 2006 of S$238.8 million was S$11.0 million or 4.8% higher than the gross revenue for Full Year[4] 2005 of S$227.8 million. The operating cost for CMT was also well-contained by stringent cost control measures, registering a decline of S$0.4 million or 0.5%, from S$83.3 million for Full Year[4] 2005 to S$82.9 million for Full Year[5] 2006. CMT's net property income increased a respectable S$11.4 million or 7.9% from S$144.5 million for Full Year[4] 2005 to S$155.9 million for Full Year[5] 2006.

Net Asset Value Per Unit

As a result of CMT's ability to grow its net property income, CMT's Net Asset Value Per Unit ("NAV") registered an average annual growth of 21%[13] since 2003. CMT's NAV grew 26%, 23% and 15% in Full Year[11] 2004, Full Year[4] 2005 and Full Year[5] 2006 respectively.

Shoppers' Traffic / Occupancy Rate / Occupancy Cost / Rental Renewals

Total shoppers' traffic at Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM and Plaza Singapura also grew a remarkable 18.3% since 2003, following the respective malls' inclusion in the CMT portfolio. Quarter-on-quarter in 2006, occupancy at CMT malls remained very strong, with occupancy rates tipping 100% consistently. Occupancy cost at Tampines Mall, Junction 8 and Plaza Singapura also revealed that they are within a healthy

[10] Average Distribution per Unit growth of 9.4%, 18.1%, 7.9% and 14.3% for Full Year[10] 2003, Full Year[10] 2004, Full Year[7] 2005 and Full Year[4] 2006 respectively

[11] For the period from 1 January 2003 to 31 December 2003.

[12] For the period from 1 January 2004 to 31 December 2004.

[13] Average Net Asset Value growth of 26%, 23% and 15% in Full Year[10] 2004, Full Year[7] 2005 and Full Year[4] 2006 respectively.

range and are in line with the market norms, registering an average of 18.2% in 2005 and 16.6% in 2006. Rental renewal rates for the Full Year[5] 2006 registered robust growth of 8.3% over preceding rental rates and 4.7% over forecast rental rates[14].

Summary of CMT Results

(1 October 2006 to 31 December 2006)

	Actual	Forecast[15]	Variance	
			Amount	%
Gross Revenue (S$'000)	96,441	90,733	5,708	6.3
Net Property Income (S$'000)	63,848	59,087	4,761	8.1
Distributable Income to Unitholders (S$'000)	52,331	44,226	8,105	18.4
Distribution Per Unit (cents)				
For the period 1 Oct to 31 Dec 2006	3.35¢	2.83¢	0.52¢	18.4
Annualised	**13.29¢**	**11.23¢**	**2.06¢**	**18.4**
Distribution Yield				
- S$2.91 per unit (closing as at 31 Dec 2006)	**4.57%**	**3.86%**	**0.71%**	**18.4%**
- S$3.20 per unit (closing as at 24 Jan 2007)	**4.15%**	**3.51%**	**0.64%**	**18.4%**

(1 January to 31 December 2006)

	FY2006	FY2005	Variance	
			Amount	%
Gross Revenue (S$'000)	331,728	243,087	88,641	36.5
Net Property Income (S$'000)	217,641	154,081	63,560	41.3
Distributable Income to Unitholders (S$'000)	169,403	126,782	42,621	33.6
Distribution Per Unit (cents)				
For the year	**11.69¢**	**10.23¢**	**1.46¢**	**14.3**

[14] Based on the forecast shown in the CMT OIS dated 29 August 2006.
[15] The forecast is based on the forecast shown in CMT Offer Statement ("OIS") dated 29 August 2006.

Committed to Distribute 100% of Taxable Income

The distributable income for Fourth Quarter[2] 2006 is based on 100% of CMT's taxable income available for distribution to Unitholders for the same period, plus 10% of CMT's First Quarter[16] 2006 distributable income which was retained in First Quarter[16] 2006. CMT had earlier retained S$4.2 million in First Quarter[16] 2006 to provide a sustainable pool of funds to help negate the potential impact of the fluctuating operational cash flows as CMT embarked on the construction of the 2-storey retail annex at IMM,. As the anticipated vacancy void for the asset enhancement works at IMM has been well-managed, and that CMT is fully committed to distribute 100% of its taxable income available for distribution for the full financial year ending 31 December 2006, the 10% retained distributable income is paid to Unitholders in Fourth Quarter[2] 2006.

If the retained distributable income of S$4.2 million, amounting to 0.27 cents, is excluded from the DPU for Fourth Quarter[2] 2006, the DPU for Fourth Quarter[2] 2006 will then amount to 3.08 cents. This is still 8.8% higher than the forecast DPU of 2.83 cents for Fourth Quarter[2] 2006.

Tampines Mall – Asset Enhancement Plans

At Tampines Mall, 2 sets of escalators, one fronting Tampines Mass Rapid Transit station and the other fronting Century Square, will be installed to provide direct connectivity to Level 2 of the mall. On Level 1, some retail space as well as common area amounting to over 1,000 square feet ("sq ft"), will be recovered and then reconfigured to optimise the overall space efficiency. In addition, a significant portion of anchor spaces on Level 2 will be recovered to create specialty shops so as to enhance the retail offerings at the mall. To maximise the additional Gross Floor Area ("GFA") of approximately 10,200 sq ft granted by the Urban Redevelopment Authority ("URA") at Tampines Mall, a retail extension will also be constructed on Level 2 of the mall.

Following the completion of the proposed asset enhancement works, the annual incremental revenue and net property income are expected to be approximately S$1.42 million and S$1.14 million respectively. Based on an estimated capital expenditure of S$9.85 million, the ungeared return on investment is expected to be 11.6%.

[16] For the period from 1 January 2006 to 31 March 2006.

Sembawang Shopping Centre (SSC) – Asset Enhancement Plans

At SSC, the mall will be closed for a period of approximately 12 months, commencing first quarter 2007, for major redevelopment works. The asset enhancement initiative incorporates an additional 42,610 sq ft of GFA from the decantation of the residential block, following the Provisional Permission granted by the URA on 25 December 2005, to convert the said residential GFA from the residential block for retail usage. The decanted space from the residential block and approximately 35,974 sq ft of GFA on the current Level 3 and Level 4 of SSC will be transferred to Basement 1, Level 1 and Level 2 to create more prime retail space. In addition, the carpark lots currently occupying prime space on Basement 1, Level 1 and Level 2 of SSC will be relocated to the upper carpark decks which will be created, to make way for prime retail space so as to optimise rentals.

On the top floor of the new SSC, an open landscaped plaza, comprising a children's playground and a designated water play area with interactive features for children, will be constructed. There will also be an alfresco dining area to cater to open-air events and diners who prefer to eat out-doors. Separately, travellators will be installed, spanning Basement 1 to Level 3, to enhance the connectivity at the new SSC.

Construction of Basement 1, Level 1 and the car park are expected to be completed by fourth quarter 2007. Level 2 and Level 3 are expected to be completed by first quarter 2008. The final part of the asset enhancement works, which involves the construction of the open landscaped plaza, is expected to be completed by second quarter 2008.

The project is expected to incur a capital expenditure of S$47.0 million, and is expected to increase net property income by S$4.2 million per annum and achieve a return on investment of 9.0%.

Plaza Singapura –Asset Enhancement Works

At Plaza Singapura, the Marketplace on Basement 2 will be entirely reconfigured. The number of food kiosks will be increased from the present 7 to 21. Other than providing seating areas for diners, the revised layout will provide better visibility for all the Marketplace tenants.

Update on Jurong Entertainement Centre (JEC)

Earlier on 21 July 2006, URA granted CMT an Outline Planning Permission ("OPP") to increase the plot ratio at JEC from 1.85 to 3.0, subject to the payment of an estimated differential premium of S$12.0 million. The OPP effectively increases the GFA of JEC by approximately 62% from 170,000 sq ft to 275,400 sq ft. The resulting net lettable area will be increased by approximately 185% from 111,140 sq ft to 206,000 sq ft. The proposed asset enhancement plan, which includes the reconfiguration of space, extension of lease lines to maximise efficiency and the addition of retail space on Level 5, has been submitted to the relevant authorities for their approvals.

Update on IMM

At IMM, construction of the two-storey retail extension block at IMM is progressing well on track. Level 2 of the retail extension block was completed on schedule in fourth quarter 2006, just in time for the Christmas festive shopping. Retailers who have commenced operations on Level 2 include Best Denki, OSIM, OTO, Challenger, Pacific City (Apple Service Centre), Newstead Technologies and CyberActive. With the addition of the new retail offerings on Level 1 and Level 2 of the retail extension block, shoppers' traffic at IMM registered an increase of 8.7% in Fourth Quarter[2] 2006 when compared to the same period last year.

On Level 3 of IMM, an open landscaped plaza comprising a children's playground and designated water play area with interactive features for children, will be constructed. IMM will be the first retail mall in Singapore to have a dedicated and unique water play area for children within its premise. The open landscaped plaza, occupying approximately 32,000 square feet, is expected to be completed by second quarter 2007. The final part of the asset enhancement work, which involves the reconfiguration of the internal space on Level 1 to 3 of the existing block at IMM, is expected to be completed by first quarter 2008.

Leasing of the retail extension block has also exceeded expectations. We have achieved a committed occupancy for Level 1, 2 and 3 of 100%, 84.2% and 37.7% respectively. The average rental achieved at IMM, after the asset enhancement works, will increase by 30.0% from S$7.99 per sq ft to S$10.39 per sq ft. To date, S$11.1 million or 95.6% of the projected increase in rental revenue per annum of S$11.6 million has been committed on a stabilised basis. Based on an estimated capital expenditure of S$92.5 million, the return on investment is expected to be 10.1%.

Update on Bugis Junction

At Bugis Junction, asset enhancement works has commenced on schedule in fourth quarter 2006. The asset enhancement initiatives include:

(1) Extension of lease line on Level 1 and creation of balconies on Level 2

Through the extension of lease line on Level 1 and the creation of balconies on Level 2 of the restaurant block along Hylam Street, we expect the creation of approximately 5,000 sq ft of prime retail space. On Level 1, S$0.39 million out of S$1.53 million projected increase in rental revenue per annum has already been committed on a stabilised basis. The extension of lease line is expected to be completed by second quarter 2007, whilst the creation of balconies is expected to be completed by third quarter 2007.

(2) Relocation of Basement 1 food court to Level 3

The food court on Basement 1 will be relocated to Level 3. Concurrently, approximately 6,400 sq ft of new retail space will be created through the amalgamation of corridor space on Level 3. As a result, rental revenue is expected to increase by 57% from S$1.57 million to S$2.46 million. The asset enhancement works on Level 3 is expected to be completed by third quarter 2007.

(3) Reconfiguration of Basement 1 for new specialty shops and food concept outlets

Through the reconfiguration of Basement 1, which has direct connectivity to the Bugis MRT station, rental revenue per annum is expected to increase by 40.3% from S$8.22 million to S$11.53 million. Phase 1 of the reconfiguration works is expected to be completed by fourth quarter 2007 and Phase 2 is expected to be completed by second quarter 2008.

(4) New Façade along Hylam and Malay Streets[17]

To create a more open concept, the shop fronts on the second and third storey fronting Hylam and Malay Streets will be given a face-lift. Other than the creation of balconies on Level 2, the previously opaque shop fronts on Level 3 will be opened-up and replaced with glass parapets. The new façade is expected to be completed by third quarter 2007.

The entire asset enhancement exercise, based on an estimated capital expenditure of S$31.4 million, is expected to increase total gross revenue and net property income by S$5.4

[17] Subject to approvals from relevant authorities.

million per annum and S$4.0 million per annum respectively. The ungeared return on investment is approximately 12.8%.

Update on Raffles City

Based on a 40% interest in Raffles City, gross revenue and net property income contribution from Raffles City for the Fourth Quarter 2006 are in line with the forecast shown in the CMT Circular. Raffles City's overall committed occupancy rate is 99.5%, with the occupancy rate of Raffles City Office Tower and Raffles City Shopping Centre remaining high at 99.8% and 99.3% respectively as at 31 December 2006. As part of the repositioning exercise, Raffles City Shopping Centre is undergoing some tenancy remixing. Concurrently, the asset enhancement plans are being evaluated for progressive implementation.

About CapitaMall Trust (www.capitamall.com)

CMT is the first listed real estate investment trust ("REIT") in Singapore. Launched in 2002, it invests in quality income-producing assets which are used, or predominantly used, for retail purposes in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1,200 leases from local and international tenants. It currently has a portfolio of 10 quality shopping malls in both the suburban and central areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre, Bugis Junction and a 40% interest in Raffles City. With an asset size of S$4.3 billion and a market capitalisation of approximately S$5.0 billion as at 24 January 2007, it is currently Singapore's largest REIT by asset size and market capitalisation.

CMT has been assigned an "A2" rating with a stable outlook by Moody's Investor Services. It is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in

Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

Media / Analyst / Investor Contact
Ms TONG Ka-Pin
DID : (65) 6826 5856
HP : (65) 98622435
Email : tong.ka-pin@capitaland.com.sg
Website : www.capitamall.com

CapitaMall Trust

CAPITAMALL TRUST

FULL YEAR 2006 FINANCIAL RESULTS

25 January 2007

Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the CMT OIS to Unitholders dated 29 August 2006. This shall be read in conjunction with paragraph 9 of CMT's 2006 Full Year Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

CapitaMall Trust

CapitaMall Trust

Financial Highlights

Financial Results

4Q 2006 (1 Oct – 31 Dec 2006)

Distribution Per Unit of 3.35 cents Exceeds Forecast[1] by 18.4%

	Actual	Forecast[1]	Variance	Change
Taxable income	S$48.2 m	S$42.7 m	S$5.5 m	12.8 %
Distributable income	S$52.3 m	S$44.2 m	S$8.1 m[2]	18.4 %
Distribution per unit	3.35 ¢	2.83 ¢	0.52 ¢	18.4 %
Annualised distribution per unit	13.29 ¢	11.23 ¢	2.06 ¢	18.4 %
Annualised distribution yield (Based on unit price of S$3.20 on 24 January 2007)	4.15 %	3.51 %	0.64 %	18.4 %

1. The forecast is based on the forecast shown in CMT Offer Information Statement ("OIS") dated 29 August 2006
2. Actual for the period included release of S$4.2 million (or 0.27 cents per unit) retained in 1Q 2006, while forecast for the period assumed release of S$1.5 million.

CapitaMall Trust

Financial Results
DPU Comparison

4Q 2006[1] Distribution Per Unit Increased by 17.5% over 3Q 2006[2]

	4Q 2006[1]	3Q 2006[2]	Variance	Change%
Annualised distribution per unit	13.29¢	11.31¢	+ 1.98¢	+ 17.5
Annualised distribution yield (Based on unit price of S$3.20 on 24 January 2007)	4.15%	3.53%	+ 0.62%	+ 17.5

4Q 2006[1] Distribution Per Unit Increased by 23.7% over 4Q 2005[3]

	4Q 2006[1]	4Q 2005[3]	Variance	Change%
Annualised distribution per unit	13.29¢	10.74¢	+ 2.55¢	+ 23.7
Annualised distribution yield (Based on unit price of S$3.20 on 24 January 2007)	4.15%	3.36%	+ 0.79%	+ 23.7

1. For the period 1 Oct 2006 to 31 Dec 2006.
2. For the period 1 Jul 2006 to 30 Sep 2006.
3. For the period 1 Oct 2005 to 31 Dec 2005

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Financial Results
DPU Comparison

FY2006 Distribution Per Unit Increased by 14.3% over FY2005

	FY 2006	FY 2005	Variance	Change%
Distribution per unit	11.69¢	10.23¢	+ 1.46¢	+ 14.3
Annualised distribution yield	3.65%	3.20%	+ 0.45	+ 14.3

(Based on unit price of S$3.20 on 24 January 2007)

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Distribution Details

Distribution Period	1 October to 31 December 2006
Distribution Rate	3.35 cents per unit

Distribution Timetable

Notice of Book Closure Date	25 January 2007
Last Day of Trading on "cum" Basis	30 January 2007, 5.00 pm
Ex-Date	31 January 2007, 9.00 am
Book Closure Date	2 February 2007, 5.00 pm
Distribution Payment Date	28 February 2007

CapitaMall Trust

Steady DPU Growth Since Listing in July 2002

Multi-Pronged Strategy Delivers Continuous DPU Growth



7.34¢
FY2002 Actual DPU[1]
2002
+9.4%
8.03¢
FY2003 Actual DPU
2003
+18.1%
9.48¢
FY2004 Actual DPU
2004
+7.9%
10.23¢
FY2005 Actual DPU
2005
+14.3%
11.69¢
FY2006 Actual DPU
2006

1. Based on annualised distribution per unit. The actual distribution per unit for the period 17 July 2002 to 31 December 2002 was 3.38 cents.

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CMT Performance
1 January 2006 to 31 December 2006

- ☑ 30% Unit Price Appreciation
- ☑ 47% Growth In Market Cap
- ☑ 34% Total Return
- ☑ Outperformed STI


% change in unit price/index value
1 Jan 06 to 31 Dec 06
CMT + 29.9%
STI + 27.2%
SESPROP + 64.6%
65
55
45
35
25
15
5
-5
-15
SESPROP
CMT
STI
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Oct-06
Nov-06
Dec-06

STI – Straits Times Index, SESPROP – Singapore Property Equities Index

Source : Bloomberg, CMTML

CapitaMall Trust

Investment in CapitaRetail China Trust ("CRCT") - First Pure-Play China Retail REIT in Spore

CMT invested a 20% stake in CRCT at a total cost of S$93.3 million

CapitaRetail China Trust



Wangjing Mall



Xinwu Mall



Jiulong Mall



Anzhen Mall



Zhengzhou Mall



Jinyu Mall



Qibao Mall

CRCT was listed on the Singapore Exchange on 8 December 2006
S$690 million portfolio comprising 7 quality assets
Assets are strategically located in 5 cities across China

CRCT Performance
Since IPO (Dec 2006) to 24 January 2007

- ☑ **Strategic long term Investment**
- ☑ **155.8% Unit Price Appreciation[2]**
- ☑ **95.1 million units held by CMT**
- ☑ **SGD 180.7 million net gain[2]**



% change in unit price/index value
165
145
125
105
85
65
45
25
5
-15
-35
IPO[1] to 24 Jan 07
CRCT + 155.8%
STI + 8.6%
SESPROP + 16.0%
CRCT
SESPROP
STI
07-Dec-06
11-Dec-06
15-Dec-06
19-Dec-06
23-Dec-06
27-Dec-06
31-Dec-06
04-Jan-07
08-Jan-07
12-Jan-07
16-Jan-07
20-Jan-07
24-Jan-07

STI – Straits Times Index, SESPROP – Singapore Property Equities Index

Source : Bloomberg, CMTML

1. CRCT IPO on 8 Dec 2006
2. Based on the subscription price of S$0.981 per unit in CapitaRetail China Trust ("CRCT") (as described in the CRCT prospectus dated 29 November 2006) and the closing price of S$2.89 per CRCT unit on 24 January 2007, CMT's paper gain from its investment in CRCT is approximately S$180.7mil or S$144.6 mil if we assume tax thereof of 20%. *The above paper gain is also arrived at, using CMT's interest cost to date of S$0.8m.*

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CapitaMall Trust

Financial Results

Distribution Statement
4Q2006 (1 Oct – 31 Dec 2006)

	Actual[1] S$'000	Forecast[2] S$'000	Variance (%)
Gross Revenue	96,441	90,733	6.3
Less property operating expenses	(32,593)	(31,646)	3.0
Net property income	**63,848**	**59,087**	**8.1**
Interest Income	278	-	N.M
Administrative expenses	(6,685)	(6,328)	5.6
Interest expenses	(14,616)	(15,162)	3.6
Net income before tax	**42,825**	**37,597**	**13.9**
Non-tax deductible (chargeable) items	4,087	3,897	4.9
Interest Income from associate	1,243	1,232	0.9
Taxable income available for distribution	**48,155**	**42,726**	**12.8**
Distributable Income[3]	**52,331**	**44,226**	**18.4**
Distribution per unit for period (in cents)	**3.35 ¢**	**2.83 ¢**	**18.4**
Annualised distribution per unit (in cents)	**13.29 ¢**	**11.23 ¢**	**18.4**

1. Trust and its investees' results are after taking in CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate.
2. The forecast is based on the forecast shown in the CMT OIS dated 29 August 2006.
3. Actual for the period included release of S$4.2 million (or 0.27 cents per unit) retained in 1Q 2006 while forecast for the same period assumed release of S$1.5 million.

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Property Gross Revenue
4Q2006 (1 Oct – 31 Dec 2006)

Gross Revenue Exceeded Forecast[1] Across The Portfolio



CMT Portfolio
96.4
90.7
6.3%
Tampines Mall
13.2
13.1
Junction 8
10.7
10.4
Funan DigitaLife Mall
6.4
5.9
IMM Building
14.6
13.0
Plaza Singapura
16.7
15.1
Bugis Junction
14.3
13.7
Other Assets2
4.7
4.6
40% interest in Raffles City
15.8
14.9
4Q Actual
4Q Forecast1
0 10 20 30 40 50 60 70 80 90 100 110 120
S$ million

1. As per forecast shown in CMT OIS dated 29 August 2006
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre.

CapitaMall Trust

Property Operating Expense
4Q2006 (1 Oct – 31 Dec 2006)



CMT Portfolio
32.6
31.6
3.0%
Tampines Mall
3.8
4.1
Junction 8
3.1
3.7
Funan DigitaLife Mall
2.7
2.6
IMM Building
6.0
5.8
Plaza Singapura
5.5
4.9
Bugis Junction
5.1
4.5
Other Assets²
1.7
1.7
40% interest in Raffles City
4.7
4.3
4Q Actual
4Q Forecast¹
0
5
10
15
20
25
30
35
S$ million

1. As per forecast shown in CMT OIS dated 29 August 2006.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre.

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Net Property Income
4Q2006 (1 Oct – 31 Dec 2006)

Net Property Income Exceeded Forecast[1] Across The Portfolio



CMT Portfolio
63.8
59.1
8.1%
Tampines Mall
9.4
9.0
Junction 8
7.6
6.7
Funan DigitaLife Mall
3.7
3.3
IMM Building
8.6
7.2
Plaza Singapura
11.2
10.2
Bugis Junction
9.2
9.2
Other Assets2
3.0
2.9
40% interest in Raffles City
11.1
10.6
4Q Actual
4Q Forecast1
0
10
20
30
40
50
60
70
80
S$ million

1. As per forecast shown in CMT OIS dated 29 August 2006.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre.

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Gross Revenue
FY2006 vs FY2005

Gross Revenue Registered Strong Growth of 4.8%



CMT Portfolio[1]
238.8
227.8
4.8%
Tampines Mall
53.8
50.5
Junction 8
42.1
40.4
Funan DigitaLife Mall
24.5
22.7
IMM Building
54.2
52.7
Plaza Singapura
64.2
61.5
FY 06
FY 05
0
20
40
60
80
100
120
140
160
180
200
220
240
260
S$ million

1. Excluding Sembawang Shopping Centre which was acquired on 10 June 2005, 100.0% of the strata area of Hougang Plaza which was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%), Bugis Junction and Jurong Entertainment Centre which were acquired on 31 October 2005 and the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006.

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Property Operating Expenses FY2006 vs FY2005

Operating Cost Well-Contained by Cost Control Measures



CMT Portfolio[1]
82.9
83.3
4.8%
Tampines Mall
16.0
15.6
Junction 8
13.2
13.9
Funan DigitaLife Mall
9.7
9.3
IMM Building
24.3
26.8
Plaza Singapura
19.7
17.7
FY 06
FY 05
0
20
40
60
80
100
S$ million

1. Excluding Sembawang Shopping Centre which was acquired on 10 June 2005, 100.0% of the strata area of Hougang Plaza which was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%), Bugis Junction and Jurong Entertainment Centre which were acquired on 31 October 2005 and the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006.

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Net Property Income FY2006 vs FY2005

Robust Net Property Income Growth of 7.9%



CMT Portfolio[1]
155.9
144.5
7.9%
Tampines Mall
37.8
34.9
8.4%
Junction 8
28.9
26.5
9.3%
Funan DigitaLife Mall
14.8
13.4
10.0%
IMM Building
29.9
25.9
15.8%
Plaza Singapura
44.5
43.8
1.6%
FY 06
FY 05
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 150 160 170 180
S$ million

1. Excluding Sembawang Shopping Centre which was acquired on 10 June 2005, 100.0% of the strata area of Hougang Plaza which was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%), Bugis Junction and Jurong Entertainment Centre which were acquired on 31 October 2005 and the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006.

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Debt Information as at 31 December 2006 - Includes 40% Share in RCS Trust

Debt Maturity Profile


450
400
350
300
250
200
150
100
50
0
Existing Commercial Mortgage Back Security ("CMBS") under Silver Maple
Revolving Credit Facility (RCF) and Bank loan facilities
CMBS under Silver Oak to part finance the Raffles City acquisition
283.8
172.0
335.0
125.0
346.4 2
433.0
Short Term Facilities
2007
2009
2010
2011
2012

Key Statistics of CMT

Gearing Ratio	35.6%
Interest Cover	5.2 times
Average Cost of Debt (FY2006)	3.2%
Debt Rating	" AAA "
CMT's Corporate Rating[1]	" A2 "

CMT Group
(Includes 40% share in RCS Trust)

Average Cost of Debt (FY2006)	3.3%

1. Moody's has assigned a corporate family rating of "A2" to CMT with a stable outlook in April 2006. The Property Funds Guidelines also provide that the aggregate leverage of CMT may exceed 35.0% of the value of the Deposited Property of CMT (up to a maximum of 60%) if a credit rating of the REIT from Fitch Inc., Moody's or Standard & Poor's is obtained and disclosed to the public.
2. CMT's 40% share of CMBS debt taken at RCS Trust level to part finance the Raffles City acquisition.

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Proposed Refinancing Strategy

CMBS/ RCF/ Loan to be refinanced in February 2007



S$ million
350
300
250
200
150
100
50
0
132.5
58.0
93.3
Bridge Loan / RCF 190.5
362.5
172.0
Short Term Facilities
2007
S$132.5 million bridge loan taken to part finance the Raffles City Acquisition
S$93.3 million bank loan taken to finance the purchase of CRCT units.
S$58.0 million drawn down to finance CMT asset enhancement works.
S$172.0 million CMBS maturing in February 2007

- ☑ Propose to refinance the S$172.0 million CMBS maturing in February 2007, RCF / bridge loan of S$190.5 million through the existing CMBS program under Silver Maple and a new multi-currency medium term ("MTN") note program.
- ☑ The interest cost in servicing the CMBS and MTN is expected to be well within the 4.5% stated in CMT OIS dated 29 August 2006.

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Valuation and Property Yield of Portfolio

As at 31 Dec 2006 S$ million	Previous Valuation[1]	Valuation 2006[2]	Variance	Property Yield[3]
Tampines Mall	635.0	655.0	20.0	5.6%
Junction 8	477.0	489.0	12.0	5.8%
Funan DigitaLife Mall	252.0	260.0	8.0	5.8%
IMM Building	433.0	558.0	125.0	5.9%
Plaza Singapura	809.0	835.0	26.0	5.5%
Bugis Junction	618.0	665.0	47.0	5.5%
Others[4]	202.7	206.7	4.0	4.9%[7]
	3,426.7	3,668.7	242.0	5.6%
Raffles City (40%)	863.1[5]	906.4	43.3	4.9%
Total	**4,289.8**	**4,575.1**	**285.3**	**5.5%**

Less additions for the period 1 June to 31 Dec 2006[6]	(45.7)
Net Increase in Valuations for the period 1 June to 31 Dec 2006	239.6
Add revaluation surplus as at 1 June 2006	499.1
Year end surplus for 2006	**738.7**

1. Valuation as at 1 June 2006.
2. Valuation as at 1 Dec 2006.
3. Property yield based on net property income forecast for the projection year ending 31 Dec 2007 as shown in the CMT OIS dated 29 August 2006.
4. Comprising Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.
5. The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006.
6. Included S$1.2m from the 40% interest in Raffles City.
7. Assumed certain revenue loss due to asset enhancement initiatives.

CapitaMall Trust

Balance Sheet

As at 31 Dec 2006[1]	S$'000
Non Current Assets	4,745,604
Current Assets	65,674
Total Assets	4,811,278
Current Liabilities	350,499
Non-Current Liabilities	1,484,965
Less Total Liabilities	1,835,464
Net Assets	2,975,814
Unitholders' Funds	2,975,814
Units In Issue ('000 units)	1,562,216[2]

Net Asset Value per unit (as at 31 Dec 2006)	S$1.91
Adjusted Net Asset Value per unit (excluding distributable income)	S$1.87

1. Balance sheet at Trust and its investees' level is after including the proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate.
2. Including 775,442 new units, which will be issued in February 2007 as payment of asset management fees for 4Q 2006.

CapitaMall Trust

Year on Year Net Asset Value Per Unit Growth

Net Asset Value Per Unit Registered an Average Annual Growth of 21% Since 2003



S$1.07
+26%
S$1.35[1]
+23%
S$1.66[1]
+15%
S$1.91[2]
2003
2004
2005
2006

1. NAV computations were based on CapitaMall Trust and its associates' results which were after equity accounting of the associate, CRS.
2. NAV computation was based on CapitaMall Trust and its Investees' results which were after taking in CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate, CRS.

CapitaMall Trust

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CapitaMall Trust

Portfolio Update

Summary of Renewals / New Leases

Strong Rental Rates Achieved vs Forecast & Preceding Rentals

From 1 January to 31 December 2006 (Excluding Newly Created Units)

Property	No. of Renewals/ New Leases[1]	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS	
		Area (sq ft)	% Total NLA	% Forecast Rental Rates	% Preceding Rental Rates
Tampines Mall	35	32,464	10.0	2.7	4.5
Junction 8	50	45,507	18.5	2.6	8.1
Funan DigitaLife Mall	45	45,872	15.7	3.6	9.9
IMM Building[2]	42	39,128	8.8	2.2	4.8
Plaza Singapura	55	168,026	33.8	6.7	3.3
Bugis Junction	64	63,285	15.3	8.6	19.5
Other assets[3]	8	111,575	40.1	3.1	14.9
CMT Portfolio for 2006	299	505,857	17.8	4.7	8.3

1. Includes only retail leases.
2. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 219 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 were excluded from the analysis.
3. Comprising Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.

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CapitaMall Trust

Strong Renewals Achieved Year-on-Year

CMT Portfolio (Year)	No. of Renewals/ New Leases	Net Lettable Area		Increase/Decrease in Current Rental Rates Vs	
		Area (Sq Ft)	% of Total NLA[1]	Forecast Rental Rates	Preceding Rental Rates
2006[2]	299	505,857	15.5	4.7%[3]	8.3%
2005[4]	189	401,263	23.2	6.8%[5]	12.6%
2004	248	244,408	14.2	4.0%[6]	7.3%
2003	325	350,743	15.6	6.2%[7]	10.6%

1. As at 31 December 2003, 31 December 2004, 31 December 2005 and 31 December 2006 respectively.
2. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 219 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 were excluded from the analysis.
3. Forecast rental rates for the period from 1 January 2006 to 31 August 2006 , are the basis for the forecast shown CMT Circular dated 18 October 2005 and the forecast rental rates for the period 1 September 2006 to 31 December 2006 is the basis for forecast shown in the CMT OIS dated 29 August 2006. Excluding Hougang Plaza Units, Jurong Entertainment Centre, Sembawang Shopping Centre and Bugis Junction which were acquired in 2005. Only renewals of retail units not budgeted to be affected by asset enhancement works were taken in account, 219 units originally budgeted to be affected by asset enhancement works on Level 2 & 3 of IMM Building were excluded from the analysis.
4. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 149 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 were excluded from the analysis.
5. Forecast rental rates for the period from 1 January 2005 to 30 October 2005 is the basis for the forecast shown in the CMT Circular dated 20 July 2004 and the forecast rental rates for the period 31 October 2005 to 31 December 2005 is the basis for forecast shown in the CMT Circular dated 18 October 2005.
6. Forecast rental rates for the period 1 January 2004 to 1 August 2004 is the basis for the forecast shown in the CMT Circular dated 11 June 2003 and the forecast rental rates for the period 2 August 2004 to 31 December 2004 is the basis for the forecast shown in the CMT Circular dated 20 July 2004.
7. Forecast rental rates for the period 1 January 2003 to 25 June 2003 is the basis for the forecast shown in the CMT Circular dated 28 June 2002 and the forecast rental rates for the period 26 June 2003 to 31 December 2003 is the basis of the forecast shown in the CMT Circular dated 11 June 2003.

CapitaMall Trust

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Gross Turnover Rent & Step-Up Leases

% of Total Portfolio of Tenants



100%
80%
60%
40%
20%
0%
60.4%
60.6%
78.2%
77.6%
Tenants with Step-Up Rental
Tenants Paying GTO Rent
As at Dec 06
As at Dec 05

No. of Tenants in the Portfolio



1200
1000
800
600
400
200
0
897
714
1161
915
Tenants with Step-Up Rental
Tenants Paying GTO Rent

CapitaMall Trust

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Portfolio Lease Expiry Profile by Year

As at 31 Dec 2006 Excluding 40% Raffles City Retail and Office	No. of Leases	Gross Rental Income	
		S$'000	% of Total[1]
2007	678	7,738	31.7
2008	396	5,328	21.8
2009	507	8.641	35.4
2010	43	1,636	6.7

Weighted Average Lease Term to Expiry by Rental & NLA

CMT Portfolio	As at 31 Dec 2006
By Gross Rent	1.99 years
By Net Lettable Area	2.16 years

1. As percentage of total gross rental income for the month of Dec 2006.

CapitaMall Trust

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High Committed Occupancy Rates at All Malls

Achieved Close to 100% Occupancy Rate as at 31 December 2006

	As at 30 Sept 05	As at 31 Dec 05	As at 31 Mar 06	As at 30 Jun 06	As at 30 Sept 06	As at 31 Dec 06
Tampines Mall	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Junction 8	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Funan DigitaLife Mall	99.2%	99.4%	98.3%	98.0%	99.9%	99.6%
IMM Building[1]	99.8%	99.0%	97.1%	95.0%[2]	99.6%	99.0%
Plaza Singapura	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Bugis Junction	NA	100.0%	99.9%	100.0%	100.0%	100.0%
Others[3]	100.0%	99.8%	100.0%	100.0%	100.0%	97.6%
CMT Portfolio	99.8%	99.7%	99.3%	98.9%	99.6%	99.5%

1. Information is based on retail space only.
2. Lower occupancy rate due to reconfiguration of units on Level 2 and Level 3.
3. Comprising Hougang Plaza , Sembawang Shopping Centre and Jurong Entertainment Centre.

CapitaMall Trust

Gross Turnover and Gross Rent Comparison

Tenants' GTO Growth Outpaces Increase in Gross Rent[1]

Tampines Mall (Sample Size[2]: 57)

	GTO (in'000s)	Increase	Gross Rent[1] (in'000s)	Increase
2004	117,297		19,117	
2005	129,821	10.7%	19,932	4.3%
2006	134,708	3.8%	20,663	3.7%

Plaza Singapura (Sample Size[2] : 53)

	GTO (in'000s)	Increase	Gross Rent (in'000s)	Increase
2004	53,491		11,493	
2005	60,179	12.5%	12,565	9.3%
2006	63,910	6.2%	13,314	6.0%

Junction 8 (Sample Size[2] : 37)

	GTO (in'000s)	Increase	Gross Rent (in'000s)	Increase
2004	53,807		7,326	
2005	58,544	8.8%	7,531	2.8%
2006	62,748	7.2%	7,853	4.3%

1 Includes additional GTO rent.
2 Includes only tenants with complete GTO information since 2004.

CapitaMall Trust

Occupancy Cost Within Healthy Range & In Line with Market Norms

Average Occupancy Cost of 18.2% in 2005 and 16.6% in 2006

Mall	2005 Occupancy Cost[1]	2006 Occupancy Cost[1]
Tampines Mall	21.8 %	15.9 %
Junction 8	15.8 %	17.0%
Plaza Singapura	17.1 %	16.8 %

1. Based on all available data from tenants which provide Gross Turnover information.

CapitaMall Trust

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82 - 4507

Top 10 Tenants[1]

10 largest tenants by total gross rental contribute 22.7% of total gross rental
No one tenant contributes more than 4.1% of total gross rental

Tenant	Trade Sector	Expiry Date [2]	Area (sq ft)	% of Gross Rental Income	% of Net Lettable Area
Cold Storage Singapore (1983) Pte Ltd	Supermarkets / Services / Warehouse	Jan 07, Mar 07, Apr 07, Jun 07, Jul 07, Oct 07,Dec 07, Mar 08 ,Jul 08, Jul 09,Sep 09, Oct 09 & Dec 09	194,252	4.1%	6.9%
BHG (Singapore) Pte. Ltd[3]	Department store	May 10 & Apr 15	209,940	3.8%	7.4%
Golden Village Multiplex Pte Ltd	Leisure & Entertainment	Feb 08 , Nov 09 & Nov 10	116,056	2.5%	4.1%
Kopitiam[4]	Food Court	Sep 07, Nov 07, Jun 08, Aug 08, Nov 08 & Feb 09	69,751	2.2%	2.5%
Best Denki (S) Pte Ltd	Electronics / Warehouse	Jan 07, Apr 07, Aug 10 &Dec 10	76,527	2.2%	2.7%
Carrefour Singapore Pte Ltd	Supermarkets	Nov 09	88,211	1.9%	3.1%
Wing Tai Holdings Ltd	Fashion / Food & Beverage	May 07, Jun 07, Sep 07, Dec 07, Apr 08 , May 08, Feb 09,Jul 09 , Aug 09 , Sept 09 & Nov 09	19,526	1.7%	0.7%
NTUC Fairprice Co-operative Ltd	Supermarkets / Electronics	Nov 07, Mar 08	60,374	1.7%	2.1%
McDonald's Restaurants Pte Ltd	Food & Beverage	May 07, Jun 07, Nov 07, Sep 08, Feb 09, Mar 09 , Nov 09 & May 10	17,642	1.3%	0.6%
Isetan (Singapore) Ltd	Department Store	Nov 07	49,084	1.2%	1.7%

1 Excluding Raffles City .
2 Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants.
3 Formerly known as Seiyu (Singapore) Private Limited.
4 Comprises Kopitiam Investment Pte Ltd, Copitiam Pte Ltd and S28 Holdings Pte Ltd (which is a wholly owned subsidiary of Kopitiam Investment Pte Ltd).11

CapitaMall Trust

Well Diversified Trade Mix Across the Portfolio[1]

By Net Lettable Area


15.3%
12.4%
11.7%
10.0%
10.0%
9.5%
9.2%
8.4%
7.6%
3.5%
2.3%

By Gross Rental Income


1.6%
0.7%
22.5%
22.1%
17.2%
7.5%
7.3%
6.1%
6.0%
5.5%
3.5%

- Food & Beverage/Food Court
- Educational/Services
- Leisure and Entertainment/Sports & Fitness
- Department Store
- Warehouse
- Supermarkets
- Electronics
- Fashion
- Home Furnishings
- Books/Gifts & Specialty/Hobbies/Toys
- Office Rental

As at 31 Dec 2006

1 Excluding Raffles City .

CapitaMall Trust

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Potential of Trade Remixing to Optimise Rental

- Potential to attract higher rent paying trade type (such as Fashion, Gifts and Specialty) and further optimise trade mix to enhance shoppers' traffic
- Department stores' dominant presence at some of our malls may be evaluated



Average Rent[1] psf per month
% of Total Net Lettable Area
25
20
15
10
5
0
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
Average Gross Rental
S$8.62
Supermarkets and Hypermarts
Food & beverage
Gifts and Specialty
Department store
Home Furnishings
Leisure and Entertainment
Electronics
Services
Fashion
Food Court
Books
Hobbies
Educational
Sports/ Fitness
Toys
Warehouse
Office Rental
Average Rent
% of Total NLA

1 Excluding turnover rent.

CapitaMall Trust

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Fourth Quarter Shoppers' Traffic on an Uptrend

4Q Shoppers' Traffic Increased 13.8% Since 2004

Name of Retail Mall	No. of Shoppers 4Q 2004 ('000s)	% Increase 4Q2005 vs 4Q2004	No. of Shoppers 4Q2005 ('000s)	% Increase 4Q2006 vs 4Q2005	No. of Shoppers 4Q2006 ('000s)
Tampines Mall	5,331	7.4	5,726	4.6	5,988
Junction 8	4,964	16.1	5,767	2.3	5,901
Plaza Singapura	4,585	(1.8)	4,504	12.0	5,045
Total	**14,880**	**7.5**	**15,997**	**5.9**	**16,934**

Tampines Mall registered 4.6% higher shoppers' traffic (4Q 2006 vs 4Q 2005) despite new retail supply in the vicinity

CapitaMall Trust

Steadily Increasing Shoppers' Traffic Upon Inclusion in CMT Portfolio

Annual Shoppers' Traffic Increased 24.0% Since 2004

	No. of Shoppers 2004 ('000s)	% Increase 2005 vs 2004	No. of Shoppers 2005 ("000s)	% Increase 2006 vs 2005	No. of Shoppers 2006 ('000s)
Tampines Mall	18,780	9.1	20,488	7.8	22,154
Junction 8	15,786	37.8	21,751	3.5	22,521
Funan DigitaLife Mall	8,005	20.2	9,625	4.8	10,091
Plaza Singapura	16,776	1.3	16,998	11.1	18,878
Total	**59,347**	**16.0**	**68,862**	**6.9**	**73,644**

4Q 2006 vs 4Q 2005 Shopper Traffic Comparison

	No. of Shoppers 4Q 2006 ('000s)	% Increase 2006 vs 2005	No. of Shoppers 4Q 2005 ("000s)
IMM	4,442	8.7	4,087

CapitaMall Trust

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Portfolio Summary

Property	Tampines Mall	Junction 8	Funan DigitaLife Mall	IMM Building	Plaza Singapura	Bugis Junction	Hougang Plaza	Sembawang Shopping Centre	Jurong Entertainment Centre
Net Lettable Area[1] (sq ft)	323,792	245,586	292,195	Retail: 441,411 Office: 66,884 Warehouse : 421,938	497,661	414,375	70,095	97,130	111,293
Number of Tenants[1]	160	173	169	Retail: 274 Office: 81 Warehouse : 244	204	211	8	70	34
Car Park Lots[1]	636	324	339	Cars: 1296 Lorries: 111	699	648	154	Multi Storey 221 Open Air 239	220
Title	Leasehold 99 years wef 1 Sep 1992	Leasehold 99 years wef 1 Sep 1991	Leasehold 99 years wef 12 Dec1979	Leasehold 30+30 years wef 23 Jan 1989	Freehold	Leasehold 99 years wef 10 Sep 1990	Leasehold 99 years wef 1 Mar 1991	Leasehold 999 years wef 26 Mar 1885	Leasehold 99 years wef 1 Mar 1991
Purchase Price (million)	S$409.0	S$295.0	S$191.0	S$274.4	S$710.0	S$605.8	S$43.8	S$78.0	S$68.0
Market Valuation (Million)[2]	S$655.0	S$489.0	S$260.0	S$558.0	S$835.0	S$665.0	S$49.7	S$84.0	S$73.0
Occupancy Rate[1,3]	100.0%	100.0%	99.6%	99.0%	100.0%	100.0%	95.6%	96.5%	99.9%
Shopper Traffic for 2006 (million)	22.2	22.5	10.1	14.9	18.9	NA[4]	NA[4]	5.0	NA[4]

1. As at 31 December 2006.
2. As at 1 December 2006.
3. Occupancy rate is based on retail leases only.
4. No available full year traffic data for 2006.

CapitaMall Trust

CapitaMall Trust



Raffles City

Performance of RCS Trust

	1 Sep 2006 to 31 Dec 2006			
	CMT's 40% Interest			RCS Trust
	Actual S$'000	Forecast[1] S$'000	Var. %	Actual S$'000
Gross Revenue	**20,675**	**19,816**	**4.3%**	**51,687**
- Retail	8,455	8,350	1.3%	21,138
- Office	3,066	2,949	4.0%	7,665
- Hotel	8,492	8,017	5.9%	21,229
- Others	662	499	32.6%	1,655
Net Property Income	**14,645**	**14,218**	**3.0%**	**36,612**

1. The forecast is based on the management's forecast for the period 1 September 2006 to 30 September 2006. This, together with the forecast for the period 1 October 2006 to 31 December 2006 is the forecast shown in the Circular dated 29 August 2006 for the equity fund raising to acquire Raffles City

CapitaMall Trust

Occupancy and Renewals/New Leases

Renewals and New Leases Committed from 1 Sep to 31 Dec 2006

	Renewed/New Leases as at 31 Dec 06 (% of portfolio) (sq m)	Increase in Rental vs		Committed Occupancy as at 31 Dec 06
		Forecast Rent	Preceding Rent	
Raffles City Tower	8,150 (23.1%)	5.9%	4.2%	99.8%
Raffles City Shopping Centre	482 (1.5%)	3.0%	6.3%	99.3%
Weighted Average	8,631 (12.7%)	5.1%	7.4%	99.5%

CapitaMall Trust

Raffles City
Lease Expiry Profile

Leases up for Renewal (By Gross Rent[1] as at 31 Dec 2006)



17.4%
4.7%
8.9%
1.5%
12.4%
9.3%
0.8%
45.0%
2007
2008
2009
2010
2011 and Beyond
Office
Retail
Hotels and Convention Centre

1. Excludes turnover rent

CapitaMall Trust

82 - 4507

Raffles City Shopping Centre
Lease Expiry Profile

Leases up for Renewal (By Gross Rent[1] as at 31 Dec 2006)



44.0%
22.6%
31.4%
2.0%
2007
2008
2009
2010
2011 and Beyond

Weighted Average Expiry	1.3 yrs

1. Excludes turnover rent

CapitaMall Trust

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Raffles City Tower
Lease Expiry Profile

Leases up for Renewal (By Gross Rent as at 31 Dec 2006)



60.0%
30.4%
9.6%
2007
2008
2009
2010
2011 and Beyond

Weighted Average Expiry	**1.4 yrs**

CapitaMall Trust

Raffles City Tower
Top Ten Tenants

Top Ten Committed Tenants as at 31 Dec 2006

Tenant	Lease Expiry Date[1]	% of Gross Rent
Economic Development Board[2]	Feb 08, Jun 09	31.3%
Phillip Securities Pte Ltd	Dec 09	13.2%
Accenture Pte Ltd	Aug 07	11.9%
Total Trading Asia Pte. Ltd.	Dec 09	3.9%
Qantas Airways Limited	Feb 07	2.3%
Noonday Asset Management Asia Pte. Ltd.	Dec 09	2.2%
Professional Investment Advisory Services Pte Ltd	Aug 07	2.1%
Petro-Diamond Singapore (Pte) Ltd	Oct 08	1.9%
LVMH Watch & Jewellery Singapore Pte Ltd	Jun 07	1.9%
The European Community	Jun 09	1.8%
Top Ten Tenants		72.5%
Other Tenants		27.5%
Total		100.0%

1. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one expiry date for such tenants
2. Includes TIF Ventures Pte Ltd, an indirect wholly owned subsidiary of Economic Development Board

CapitaMall Trust

Raffles City Shopping Centre
Top Ten Tenants

Top Ten Committed Tenants as at 31 Dec 2006

Tenant	Lease Expiry Date[1]	% of Gross Rent[3]
Robinson & Co (S) Pte Ltd[2]	Feb 07, Mar 07	17.9%
Esprit Retail Pte Ltd	Sep 07	3.3%
Cold Storage Singapore (1983) Pte Ltd	Nov 08	3.2%
Food Junction Management Pte Ltd	Nov 08	2.6%
DBS Bank Ltd	Jun 07, Nov 08	1.9%
Hinckley S'pore Trading Pte Ltd	May 08, Nov 09	1.9%
Adidas Singapore Pte Ltd	May 09	1.6%
Jay Gee Enterprises (Pte) Ltd	Feb 07, Sep 07, Dec 08	1.6%
Cortina Watch Pte Ltd	Apr 09	1.6%
American Style Pte Ltd	Apr 09	1.5%
Top Ten Tenants		37.1%
Other Tenants		**62.9%**
Total		100.0%

1. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one expiry date for such tenants.
2. Comprises Robinsons & Company (Singapore) Private Limited, and John Little Private Limited.
3. Excludes turnover rent

CapitaMall Trust

Raffles City Shopping Centre
Trade Mix

Trade Sector Analysis by Gross Rent as at 31 Dec 2006



1.1%
0.8%
37.5%
21.8%
16.6%
9.0%
6.2%
3.8%
3.2%
Fashion
Food & Beverage/Food Court
Department Store
Educational/Services
Books/Gifts & Specialty/Hobbies/Toys
Leisure and Entertainment/Sports & Fitness
Supermarkets
Home Furnishings
Electronics

CapitaMall Trust

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Raffles City Tower
Trade Mix

Trade Sector Analysis by Gross Rent[1] as at 31 Dec 2006



2.5%
1.4%
9.3%
32.6%
13.7%
19.3%
21.2%
Government and Government Linked Office
Banking, Insurance & Financial Services
Others
IT Services & Consultancy/Internet Trading
Business Management/Consultancy Services/Business Activities
Real Estate & Property Services
Telecommunications

1. Excluding turnover rent.

CapitaMall Trust

82 - 4507

CapitaMall Trust

CapitaRetail Singapore

Summary of Renewals / New Leases

CRS Delivers Target Coupon Rate of 8.5%

From Acquisition to 31 December 2006 (Excluding Newly Created Units)

Property	No. of Renewals/ New Leases	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS.	
		Area (sq ft)	% Total NLA[1]	Forecast Rental Rates	Preceding Rental Rates
Lot One	119	227,342	111.7%	8.6%	19.9%
Bukit Panjang Plaza	112	95,189	63.3%	7.5%	12.4%
Rivervale Mall	102	107,489	131.9%	2.5%	10.0%
CRS Portfolio	333	430,003	98.7%	7.0%	15.8%

1. As at 31 December 2006.

CapitaMall Trust

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CapitaMall Trust

Asset Enhancement Initiatives Update

CapitaMall Trust

IMM Building

IMM Building
Facade of New Retail Extension Block


DBS
TAXI STAND

CapitaMall Trust

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IMM Building
AEI Works Progressing on Schedule

Completed on Schedule

Activity	Target Commencement Date
Start of AEI Works	1st Quarter 2006
Activity	**Target Completion Date**
Relocation of Open-air Carpark to Level 5	1st Quarter 2006
Circular Carpark Ramp & Carpark Guidance System	3rd Quarter 2006
Level 1 of Extension Block	3rd Quarter 2006
Level 2 of Extension Block	4th Quarter 2006
Level 3 of Extension Block (Rooftop Landscaped Plaza)	2nd Quarter 2007[1]
Internal Reconfiguration of Level 1 to 3 of Existing IMM Building	1st Quarter 2008[1]

1. Based on Manager's estimates

CapitaMall Trust

IMM Building
High Leasing Commitment

Forecast to achieve 30% Higher Average Rental vs Before AEI Works

	Average Rent S$ per sq ft per mth			Leasing Status[2]
	Before AEI	After AEI[1]	Variance	
Level 1	S$ 10.16	S$ 12.22	+ 20.4% (+ S$9.5 mil p.a)	100%[1] committed
Level 2	S$ 6.60	S$ 8.93	+ 35.3% (+ S$3.0 mil p.a)	84.2%[1] committed
Level 3	S$ 6.68	S$ 7.11	+6.4% (- S$0.3 mil p.a)	37.7%[1] Committed
Level 5	S$5.15	N.A[2]	-100% (- S$0.6 mil p.a)	N.A[2]
Total / Average	S$ 7.99	S$ 10.39	+ 30.0% (+ S$11.6 mil p.a)	72.6%[1] committed

1. For units which have been committed but not commenced the committed rent is used while for units that have not been committed the forecast rate is used.
2. 15,000 sq ft of retail space will be decanted at the end of the Asset Enhancement Initiative.

CapitaMall Trust

32 - 4507

IMM Building
Shops Operating at New Retail Extension

S$11.1 million (95.6%) out of the S$11.6 million projected increase in rental revenue per annum has been committed on a stabilised basis



outlet

CapitaMall Trust

IMM Building
Rooftop Landscaped Plaza on Level 3

Artist's Impression

Area of Open Plaza
32,000 sq ft



Designated Water Play Area with Interactive Features for Children

CapitaMall Trust

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IMM Building
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$92.5 million	**1st Quarter 2006**	**1st Quarter 2008**

	AEI Budget[1]
Gross Revenue (net of rental loss from decanted retail space)	S$12.1 million
Net Property Income	**S$9.3 million**
Capital Expenditure (includes Differential Premium)	S$92.5 million
Return on Investment	10.1%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$169.0 million
Increased in Value (net of investment cost)	**S$76.6 million**

1. Forecast value creation is based on Manager's estimates

CapitaMall Trust

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CapitaMall Trust



Bugis Junction

Bugis Junction
Proposed AEI Works – Level 1

S$0.39 million out of the S$1.53 million projected increase in rental revenue per annum has been committed on a stabilised basis



New Retail Area

Approximately 4,750 sq ft of prime retail NLA created on L1

Level 1	Current	After AEI[1]
Rental Revenue per annum	**S$8.75 mil**	**S$10.28 mil**
NLA of affected units	**28,729 sq ft**	**33,478 sq ft**

1. Based on Manager's estimates

CapitaMall Trust

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Bugis Junction
Proposed AEI– Level 3 & Basment 1

Level 3

Before AEI



After AEI



Basement 1

Before AEI



After AEI



Reconfigured Retail Area

For Basement 1 and Level 3 AEI	Current	After AEI[1]
Average Rent ($psfpm)	$11.04	$15.05
Rental Revenue per annum	$9.79 mil	$14.14 mil
NLA of affected units	73,925 sq ft	77,453 sq ft

1. Based on Manager's estimates

CapitaMall Trust

Bugis Junction
Basement 1 AEI Works

Creation of a myriad of specialty shops and food concept outlets



Bugis Junction
New Façade Along Hylam & Malay Streets[1]

Create Open Concept for restaurant block through:

- Creation of balconies on Level 2
- Converting opaque shop fronts on Level 3 to glass parapets



Before



After

1. Subject to relevant authorities' approval

CapitaMall Trust

Bugis Junction
Indicative AEI Timeline

Completed on Schedule

Activity	Target Commencement Date
Start of AEI works	4th Quarter 2006
Activity	**Target Completion Date[1]**
Extension of the leaseline at Level 1	2nd Quarter 2007
New Foodcourt at Level 3	3rd Quarter 2007
Reconfiguration of Basement 1	Phase 1 : 4th Quarter 2007 Phase 2 : 2nd Quarter 2008
New balconies at Level 2 of the restaurant block at Hylam street	3rd Quarter 2007
New façade for Hylam Mall	3rd Quarter 2007

1. Based on Manager's estimates

CapitaMall Trust

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Bugis Junction
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$31.4 million	**4th Quarter 2006**	**2nd Quarter 2008**

	AEI Budget[1]
Incremental Gross Revenue	S$5.4 million
Incremental Net Property Income	**S$4.0 million**
Capital Expenditure	S$31.4 million
Return on Investment	12.8%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	$73.3 million
Increase in Value (net of investment costs)	**S$41.8 million**

1. Based on Manager's estimates

CapitaMall Trust

CapitaMall Trust

Tampines Mall

Tampines Mall
Proposed Asset Enhancement Works

- Installation of 2 pairs of escalators linking Level 1 to 2 to further enhance the vertical circulation.
- Reconfiguration and recovery of common / corridor space on Level 1 to maximise space efficiency.
- Reconfigure the anchor space on Level 2 to create specialty shop spaces so as to improve the retail offerings and tenant mix.
- Construction of a retail extension on Level 2 and Level 3 to utilise the additional gross floor area (GFA) granted by URA.

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Tampines Mall
Proposed AEI – Exterior Works

Fronting Tampines MRT Station


TAMPINES MALL
GOLDEN VILLAGE

Fronting Century Square



Escalators will be installed to provide direct connectivity to Level 2

CapitaMall Trust

Tampines Mall
Proposed AEI on Level 1

Reconfiguration and Addition of Prime Retail Space



Before



After

(▯) Planned Escalators

CapitaMall Trust

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Tampines Mall
Proposed AEI on Level 2

Reconfiguration and Subdivision to Enhance the Retail Offerings



Before

After

Planned Escalators

CapitaMall Trust

Tampines Mall
Proposed AEI on Level 3

Extension of Retail Space to Maximise Rental Revenue



Before | **After**

(▯) **Planned Escalators**

CapitaMall Trust

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Tampines Mall
Increase in Gross Rental Post-AEI

	Current	After AEI[1]
Total Net Lettable Area of affected units	**46,860 sq ft**	**47,284 sq ft**
Level 1	2,057 sq ft	3,070 sq ft
Level 2	44,562 sq ft	42,468 sq ft
Level 3	241 sq ft	1,746 sq ft
Average Rent per sq ft	**S$8.43**	**S$10.85**
Total Gross Rent p.a	**S$4.7 million**	**S$6.2 million**

1. Based on Manager's estimates

CapitaMall Trust

Tampines Mall
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$9.85million	**1st Quarter 2007**	**4th Quarter 2007**

	AEI Budget[1]
Gross Revenue (net of rental loss)	S$1.42 million
Net Property Income	**S$1.14 million**
Capital Expenditure	S$9.85 million
Return on Investment	11.6%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$20.70 million
Increased in Value (net of investment cost)	**S$10.85 million**

1. Forecast value creation is based on Manager's estimates

CapitaMall Trust

CapitaMall Trust

Sembawang Shopping Centre

Sembawang Shopping Centre
Proposed Asset Enhancement Works

- Decant 42,610 sq ft of residential gross floor area to Basement 1 and Levels 1 and 2
- Shift less prime space 35,974 sq ft of gross floor area from Level 3 and 4 to Basement 1, Levels 1 and 2.
- Relocate carpark spaces on prime Basement 1, Levels 1 & 2 to upper floors to optimise rentals
- Creation of a roof-top landscaped plaza featuring a large playground and an alfresco dining area
- Installation of travellators spanning from Basement 1 to Level 3

CapitaMall Trust

Sembawang Shopping Centre
Proposed AEI - Basement

Reconfiguration and Addition of Prime Retail Space


B1

Before



After

CapitaMall Trust

Sembawang Shopping Centre
Proposed AEI on Level 1

Reconfiguration and Addition of Prime Retail Space



Before


Proposed Mini
Anchor tenant

After

Sembawang Shopping Centre
Proposed AEI on Level 2

Reconfiguration and Addition of Prime Retail Space


Proposed
Foodcourt

Before

After

CapitaMall Trust

Sembawang Shopping Centre
Proposed AEI on Level 3

Construction of an Open Landscaped Plaza cum Playground



Before


Proposed
Playground

After

CapitaMall Trust

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Sembawang Shopping Centre
Increase in Gross Rental Post-AEI

	Current	After AEI[1]
Total Net Lettable Area (Retail)	**97,123 sq ft**	**129,426 sq ft**
Basement 1	23,076 sq ft	54,730 sq ft
Level 1	23,378 sq ft	34,896 sq ft
Level 2	10,708 sq ft	30,696 sq ft
Level 3[2]	17,584 sq ft	9,104 sq ft
Level 4	22,377 sq ft	N/A
Net Lettable Area (Residential)	**28,201 sq ft**	**N/A**
Level 5 to 9[3]	28,201 sq ft	N/A
Average Rent per sq ft	**S$4.98**	**S$6.92**
Total Gross Rent p.a	**S$5.8 mil**	**S$10.7 mil**

1. Based on Manager's estimates
2. Reduction in NLA due to creation of playground on level 3.
3. Decantation of Level 5 to 9.

CapitaMall Trust

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Sembawang Shopping Centre
Artist Impression of the Playground


PLAN VIEW
ELEVATION VIEW

CapitaMall Trust

Sembawang Shopping Centre
New Exterior Facade Post AEI Works


CapitaMall
OPENING

CapitaMall Trust

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Sembawang Shopping Centre
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$47.0 million	**1st Quarter 2007**	**1st Quarter 2008**

	AEI Budget[1]
Gross Revenue (net of rental loss from decanted retail space)	S$5.3 million
Net Property Income	**S$4.2 million**
Capital Expenditure (includes Differential Premium)	S$47.0 million
Return on Investment	9.0%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$77.2 million
Increased in Value (net of investment cost)	**S$30.2 million**

1. Forecast value creation is based on Manager's estimates

CapitaMall Trust

Sembawang Shopping Centre
Indicative AEI Timeline

Activity	Target Commencement Date[1]
Start of asset enhancement works	1st Quarter 2007
Activity	**Target Completion Date[1]**
Demolition of carpark and residential block	2nd Quarter 2007
Extension of basement and strengthening of foundation	3rd Quarter 2007
Construction of Basement 1, Level 1 and car park	4th Quarter 2007
Construction of Level 2 and 3	1st Quarter 2008
Construction of open landscape plaza and playground on Level 3	1st Quarter 2008

1. Based on Manager's estimates

CapitaMall Trust

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CapitaMall Trust

Jurong Entertainment Centre

Jurong Entertainment Centre
AEI Following Increase in Plot Ratio

	Before Increase of GPR	After Increase of GPR	Variance
Gross Plot Ratio	**1.8514**	**3.000**	**62% ↑**
Allowable GFA	**170,000 sq ft**	**275,400 sq ft[1]**	**62% ↑**
Net Lettable Area	**111,140 sq ft**	**206,000 sq ft[1]**	**185% ↑**

- Urban Redevelopment Authority granted an increase in Gross Plot Ratio ("GPR") from 1.85 to 3.0
- GRP increase is subject to the payment of an estimated Differential Premium of S$12.0 million
- Proposed asset enhancement plans has been submitted to the relevant authorities for their approvals
- Key asset enhancement works include:
  - Reconfiguration of space and lease line extension to maximise efficiency
  - Addition of retail space on Level 5

1 Based on Manager's estimates

CapitaMall Trust


Plaza Singapura

Plaza Singapura
Basement 2 Marketplace

Before AEI Works



After AEI Works


to Dhoby Ghaut MRT Station
Aquarium
F&B Kiosks - Hong Kong / Taiwan
F&B Kiosks - Japan
Retail Shops - Services
Quick Take-away Stores
F&B Kiosks - Western
F&B Kiosks - Local Favourites


oriental expres

Scope of AEI Works

- Relocation of Starhub
- Creation of a marketplace with 21 kiosks
- Realignment of units

	Before AEI	After AEI*
NLA	14,026	14,114
No. of Kiosks	7	21

* Based on Manager's estimates

CapitaMall Trust

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CapitaMall Trust

Market Overview

Potential Upside in Retail Rental Rates



Per sft pm
Forecast
Orchard Road Projected Increase[2] of 15.7%
Other City Areas Projected Increase[2] of 14.2%
Suburban Areas Projected Increase[2] of 12.7%
45
40
35
30
25
20
15
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007F
2008F
2009F
2010F
Year
Orchard Road
Other City Areas
Suburban Areas

Source: DTZ Research, Sep 2006

1. Includes only prime 1st storey rental rates per sft per month.
2. Increase from FY2006 to Forecast Year 2010.

CapitaMall Trust

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Potential for Growth in Singapore

Ownership of Private Retail Stock in Singapore (by NLA)


CapitaCommercial Trust 1.0 %
Private Fund 5.9%
CapitaLand 6.2%
Others 7.2%
Strata owned 7.3%
CapitaMall Trust 11.5%
Other REITS 16.3%
Fragmented ownership 18.9%
Developers 25.7%

Source : UBS Research

CapitaMall Trust

Future Supply of Retail Space

Demand, Supply and Vacancy Rate for Private Retail Space (Islandwide)



Supply Forecast
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
Million sqft
14
12
10
8
6
4
2
0
Vacancy %
10.3
10.4
8.0
10.8
7.8
11.3
0.73
-0.10
1.69
1.17
1.63
2.22
0.17
0.02
Vivo City
(1,100,000 sq ft)
94% pre-leased
Orchard Turn site
(660,000 sq ft)
Marina Bay Sands
(882,325 sq ft)
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
1Q06
2Q06
3Q06
4Q06
2007
2008
2009
2010
na
Supply (LHS)
Demand (LHS)
Vacancy Rate (RHS)

* Vacancy rate measures available floor space not physically occupied by owners or tenants

*Information as at 30 September 2006

Source: URA, CBRE & CapitaLand Research

CapitaMall Trust

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Singapore Still Relatively Under-Shopped



Average Retail Floor Space per Capita
(Sq ft)
45
40
35
30
25
20
15
10
5
0
10.5
38.2
22.1
13.8
13.2
11.2
Singapore
United States
Australia
United Kingdom
Hong Kong
Japan

Source: JHD (September 2005), CMT & CapitaLand Research

- Singapore remains "under-shopped" compared to regional (e.g. Hong Kong, Japan, and Australia) and major western markets
- Given this structural shortage, retail sector is expected to outperform other property sectors over the long-term

CapitaMall Trust

CapitaMall Trust

Objectives for 2007

Objectives for 2007

- Continue to leverage on our 5-pronged growth strategy, comprising yield accretive acquisitions, innovative asset enhancements, active leasing, investment in CapitaRetail China Trust and local development to deliver sustainable total returns
- Actively pursue yield accretive acquisitions and are on track to grow our local asset size to S$7 billion by 2009
- Execute asset enhancement initiatives according to schedule with minimal impact to revenue streams so as to drive continuous growth
- Continue to explore value creation opportunities across the portfolio
- Proactively manage CMT's capital, debt and funding policies so as to optimise CMT's funding structure
- Explore new retail concepts and ideas so as to enhance the retail experience for shoppers
- Improve operational efficiency through economies of scale

Well-positioned to deliver 2007 Forecast DPU of 11.48 cents, baring any unforeseen circumstances

CapitaMall Trust

The End

For enquiries, please contact:
TONG Ka-Pin (Ms)
Investor Relations & Corporate Communications Manager
Tel : (65)-6536 1188
Fax : (65)-6536 3884
Email: tong.ka-pin@capitaland.com.sg
http://www.capitamall.com

CapitaMall Trust

82 - 4507

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Jan-2007 07:31:43
Announcement No.	00012

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "Asset Valuation"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.Valuation.Dec2006.25Jan07.pdf Total size = **117K** (2048K size limit recommended)

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CapitaMall Trust

ASSET VALUATION

Pursuant to Rule 703 of the SGX-ST Listing Manual, the Board of Directors of CapitaMall Trust Management Limited, (as manager of CapitaMall Trust ("CMT")) (the "**Manager**") wishes to announce that the Manager has obtained new independent valuations, as of 1 December 2006, for all properties owned by CMT and RCS Trust which CMT has a 40% interest.

The valuations for Plaza Singapura was conducted by Knight Frank Pte Ltd while valuations for the other properties were done by CB Richard Ellis (Pte) Ltd and are as follows:

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CMT

Description of Property	**Valuation (S$' million)**
Tampines Mall 4 Tampines Central 5	655.0
Junction 8 Shopping Centre 9 Bishan Place	489.0
Funan DigitaLife Mall 109 North Bridge Road	260.0
IMM Building 2 Jurong East Street 21	558.0
Plaza Singapura 68 Orchard Road	835.0
Sembawang Shopping Centre 604 Sembawang Road	84.0
Hougang Plaza 1189 Upper Serangoon Road	49.7
Jurong Entertainment Centre 2 Jurong East Central 1	73.0
Bugis Junction 200 Victoria Street	665.0

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Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee-manager of RCS Trust

Description of Property	**Valuation (S$' million)**
Raffles City 250 & 252 North Bridge Road, 2 Stamford Road and 80 Bras Basah Road	2,266.0 (1)

Footnote:
(1) CMT's 40% interest in Raffles City amounted to S$906.4 million.

Copies of the valuation reports for the above properties are available for inspection at the Manager's registered office at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911 during normal business hours for three months from the date of this Announcement.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
(as manager of CapitaMall Trust)

Michelle Koh
Company Secretary
Singapore
25 January 2007

Important Notice

The value of units in CapitaMall Trust ("**Units**") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that holders of Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(A) ELLERY PTE. LTD.
(B) EIDER PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Singapore:

Name	:	Ellery Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

Name	:	Eider Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest direct or indirect in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
25 January 2007

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Jan-2007 07:33:42
Announcement No.	00009

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "(1) 2006 full year unaudited financial statement and distribution announcement; and (2) CCT's DPU grows a robust 16% for 4Q 2006"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by CCTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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CAPITACOMMERCIAL TRUST
2006 FULL YEAR UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

CapitaCommercial Trust

2006 FULL YEAR UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

SUMMARY OF CCT RESULTS (1 September 2006 to 31 December 2006)

	FY 2006	1 September 2006 to 31 December 2006		
	Actual S$'000	**Actual** S$'000	**Forecast**[1] S$'000	**Favourable / (Unfavourable)**
Gross Revenue	152,229	72,601	70,117	3.5%
Net Property Income	112,188	52,620	50,866	3.4%
Distributable Income	78,872	37,340	34,170	9.3%
Distribution Per Unit (cents)				
For the year/period	**7.33¢**	**2.70¢**	**2.47¢**[2]	**9.3%**
Annualised	**7.33¢**	**8.08¢**	**7.39¢**[2]	**9.3%**

Footnotes

(1) The forecast for the period 1 September 2006 to 31 December 2006 is the forecast shown in the CCT Circular to unitholders dated 15 August 2006 ("CCT Circular") for the equity fund raising to acquire Raffles City.

(2) In the CCT Circular, the DPU is calculated based on an assumed issue price of S$1.65 cents per unit for the equity fund raising to acquire Raffles City. With the actual issue price of new units at S$1.68 cents per unit, the DPU is calculated based on the actual number of new units issued.

For a meaningful analysis/comparison of the actual results against the forecast as stated in the CCT Circular dated 15 August 2006, please refer to Section 9 of this Announcement.

DISTRIBUTION AND BOOK CLOSURE DATE

Distribution	From 1 September 2006 to 31 December 2006
Distribution Type	i) Taxable income ii) Tax-exempt income
Distribution Rate	i) Taxable income distribution 2.673 cents per unit ii) Tax-exempt income distribution 0.027 cents per unit
Books Closure Date	5 February 2007
Payment Date	28 February 2007

INTRODUCTION

CapitaCommercial Trust (CCT) was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CCT), as amended by the first supplemental deed dated 15 July 2005, the second supplemental deed dated 20 April 2006 and the third supplemental deed dated 11 August 2006.

All the units were listed on Singapore Exchange Securities Trading Limited (the "SGX-ST") since the commencement of "when issued" trading in the Units on 11 May 2004. The Units began trading on a "ready" basis on the SGX-ST on 17 May 2004.

CCT acquired and added HSBC Building to its portfolio on 29 April 2005.

On 12 April 2006, CCT invested in 100% of the junior bonds worth RM45 million (about S$20 million) issued by Aragorn ABS Berhad ("Aragorn"), a special purpose vehicle in an asset-backed securitisation structure which owns Wisma Technip, a prime office asset in Malaysia. Hence, Aragorn is accounted for as a wholly-owned subsidiary of CCT.

On 13 July 2006, the unitholders of CCT approved the 60% joint acquisition of Raffles City with CapitaMall Trust and RCS Trust was constituted on 18 July 2006. The acquisition of Raffles City took place on 1 September 2006.

On 14 December 2006, CCT accepted the offer from CapitaLand Commercial and Integrated Development Limited and invested RM65.9 million (S$28.8 million) to subscribe for 71.6 million units in Quill Capita Trust ("QCT"). With this 30% stake in QCT, CCT is a substantial unitholder of QCT. The QCT units were listed on Bursa Malaysia on 8 January 2007.

As at 31 December 2006, CCT's portfolio comprised Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park, Market Street Car Park, 60% joint venture interest in RCS Trust and 100% junior bonds of Aragorn.

With effect from 1 July 2005, the distributable income to unitholders has increased to 100% of the taxable income available for distribution to unitholders. Prior to that, the distributable income to unitholders was based on 95% of taxable income.

Group results are after consolidating Aragorn and including its proportionate interest (60%) in RCS Trust on a line-by-line basis.

In the Trust results, the coupon income from Aragorn and the distribution income on a declared basis from RCS Trust are accounted for as "Investment Income".

1(a)(i) **Statement of Total Return & Distribution Statement (4Q 2006 vs 4Q 2005)**
(For a review of the performance, please refer to paragraph 8 on page 18-20)

	Group			Trust		
	4Q 2006 S$'000	4Q 2005 S$'000	Change %	4Q 2006 S$'000	4Q 2005 S$'000	Change %
Statement of Total Return						
Gross rental income	50,531	26,142	93.3	26,943	26,142	3.1
Car park income	3,626	2,509	44.5	2,938	2,509	17.1
Other income	2,212	1,120	97.5	1,511	1,120	34.9
Gross revenue	**56,369**	**29,771**	**89.3**	**31,392**	**29,771**	**5.4**
Property management fees	(1,656)	(583)	184.0	(658)	(583)	12.9
Property tax	(4,305)	(1,728)	149.1	(2,175)	(1,728)	25.9
Other property operating expenses[1]	(9,631)	(6,758)	42.5	(5,346)	(6,758)	(20.9)
Property operating expenses	**(15,592)**	**(9,069)**	**71.9**	**(8,179)**	**(9,069)**	**(9.8)**
Net property income	**40,777**	**20,702**	**97.0**	**23,213**	**20,702**	**12.1**
Interest income	305	232	31.5	156	232	(32.8)
Investment income[2]	-	-	-	11,644	-	Nm
Gain/(Loss) from re-measurement of derivatives[3]	(3,060)	1,050	(391.4)	(3,060)	1,050	(391.4)
Manager's management fees	(3,157)	(1,487)	112.3	(1,645)	(1,487)	10.6
Trust expenses	88	244	(63.9)	506	244	107.4
Borrowing costs	(12,072)	(4,199)	187.5	(6,075)	(4,199)	44.7
Net income	**22,881**	**16,542**	**38.3**	**24,739**	**16,542**	**49.6**
Net appreciation on revaluation of investment properties[4]	235,873	5,562	4,140.8	183,838	5,562	3,205.2
Total return for the period before tax	**258,754**	**22,104**	**1,070.6**	**208,577**	**22,104**	**843.6**
Income tax	22[5]	-[6]	Nm	-[6]	-[6]	-
Total return for the period after tax	**258,776**	**22,104**	**1,070.7**	**208,577**	**22,104**	**843.6**

Distribution Statement

	Group			Trust		
	4Q 2006 S$'000	4Q 2005 S$'000	Change %	4Q 2006 S$'000	4Q 2005 S$'000	Change %
Net income	**22,881**	**16,542**	**38.3**	**24,739**	**16,542**	**49.6**
Net tax adjustments[7]	5,277	(735)	(818.0)	3,496	(735)	(575.6)
Other adjustment[8]	77	-	Nm	-	-	Nm
Taxable income available for distribution to unitholders	**28,235**	**15,807**	**78.6**	**28,235**	**15,807**	**78.6**
Distributable income to unitholders	**28,235**	**15,807**	**78.6**	**28,235**	**15,807**	**78.6**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Group			Trust		
	4Q 2006 S$'000	4Q 2005 S$'000	Change %	4Q 2006 S$'000	4Q 2005 S$'000	Change %
Depreciation and amortisation*	245	65	276.9	201	65	209.2
Allowance for doubtful debts and bad debts written off	23	-	Nm	-	-	-

* Amortisation refers to the amortisation of tenancy works.

(2) Investment income relates to the income from the investment in junior bonds of Aragorn and distribution income from CCT's 60% interest in RCS Trust.

(3) Gain/(Loss) from the re-measurement of fair values of interest rate swaps.

(4) For details, to refer to the review of performance on page 20 paragraph 8(i).

(5) The income tax provision is based on the relevant tax rates applicable to the subsidiary.

(6) No income tax provision on the Trust as the distributable income to unitholders is based on 100% of the taxable income available for distribution to unitholders.

(7) Included in the net tax adjustments are the following:

	Group			Trust		
Non-tax deductible/(chargeable) items :	4Q 2006 S$'000	4Q 2005 S$'000	Change %	4Q 2006 S$'000	4Q 2005 S$'000	Change %
Manager's management fee payable in units (for RCS Trust)	1,513	-	Nm	-	-	-
Trustee's fees	120	67	79.1	78	67	16.4
(Gain)/Loss from re-measurement of derivatives	3,060	(1,050)	(391.4)	3,060	(1,050)	(391.4)
Temporary differences and other tax adjustments	584	248	135.5	358	248	44.4
Net tax adjustments	5,277	(735)	(818.0)	3,496	(735)	(575.6)

(8) This relates to the undistributed profit of the subsidiary.

Nm – not meaningful

1(a)(ii) **Statement of Total Return & Distribution Statement (FY 2006 vs FY 2005)**
(For a review of the performance, please refer to paragraph 8 on page 18-20)

	Group			Trust		
	FY 2006 S$'000	**FY 2005** S$'000	**Change** %	**FY 2006** S$'000	**FY 2005** S$'000	**Change** %
Statement of Total Return						
Gross rental income	137,380	100,179	37.1	104,852	100,179	4.7
Car park income	11,935	9,844	21.2	10,953	9,844	11.3
Other income	6,407	5,108	25.4	5,405	5,108	5.8
Gross revenue	**155,722**	**115,131**	**35.3**	**121,210**	**115,131**	**5.3**
Property management fees	(3,990)	(2,451)	62.8	(2,554)	(2,451)	4.2
Property tax	(11,158)	(7,723)	44.5	(8,305)	(7,723)	7.5
Other property operating expenses[1]	(25,906)	(20,705)	25.1	(20,130)	(20,705)	(2.8)
Property operating expenses	**(41,054)**	**(30,879)**	**33.0**	**(30,989)**	**(30,879)**	**0.4**
Net property income	**114,668**	**84,252**	**36.1**	**90,221**	**84,252**	**7.1**
Interest income	1,115	682	63.5	942	682	38.1
Investment income[2]	-	-	-	15,908	-	Nm
Gain/(Loss) from re-measurement of derivatives[3]	(5,600)	1,244	(550.2)	(5,600)	1,244	(550.2)
Manager's management fees	(7,833)	(5,623)	39.3	(5,836)	(5,623)	3.8
Trust expenses	(1,544)	(2,644)	(41.6)	(1,063)	(2,644)	(59.8)
Borrowing costs	(30,461)	(16,004)	90.3	(22,137)	(16,004)	38.3
Net income	**70,345**	**61,907**	**13.6**	**72,435**	**61,907**	**17.0**
Net appreciation on revaluation of investment properties[4]	356,538	5,562	6,310	304,503	5,562	5,375
Total return for the year before tax	**426,883**	**67,469**	**532.7**	**376,938**	**67,469**	**458.7**
Income tax	(47)[5]	(292)[6]	(83.9)	-[6]	(292)[6]	100.0
Total return for the year after tax	**426,836**	**67,177**	**535.4**	**376,938**	**67,177**	**461.1**

Distribution Statement

	Group			Trust		
	FY 2006 S$'000	FY 2005 S$'000	Change %	FY 2006 S$'000	FY 2005 S$'000	Change %
Net income	**70,345**	**61,907**	**13.6**	**72,435**	**61,907**	**17.0**
Net tax adjustments[7]	8,757	(573)	(1,628.3)	6,437	(573)	(1,223.4)
Other adjustment[8]	(230)	-	Nm	-	-	-
Taxable income available for distribution to unitholders	**78,872**	**61,334**	**28.6**	**78,872**	**61,334**	**28.6**
Distributable income to unitholders[9]	**78,872**	**59,872**	**31.7**	**78,872**	**59,872**	**31.7**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Group			Trust		
	FY 2006 S$'000	FY 2005 S$'000	Change %	FY 2006 S$'000	FY 2005 S$'000	Change %
Depreciation and amortisation*	448	247	81.4	394	247	59.6
Allowance for doubtful debts and bad debts written off	23	(5)	560.0	-	(5)	100.0

* Amortisation refers to the amortisation of tenancy works.

(2) Investment income relates to the income from the investment in junior bonds of Aragorn and distribution income from CCT's 60% interest in RCS Trust.

(3) Gain/(Loss) from the re-measurement of fair values of interest rate swaps.

(4) For details, to refer to the review of performance on page 20 paragraph 8(i).

(5) The income tax provision is based on the relevant tax rates as applicable to the subsidiary.

(6) The income tax provision on the Trust was based on 5% of taxable income for the period 1 January 2005 to 30 June 2005 withheld and not distributed to unitholders. With effect from 1 July 2005, there would not be income tax provision on the Trust as the distributable income to unitholders is based on 100% of the taxable income available for distribution to unitholders.

(7) Included in the net tax adjustments are the following:

	Group			Trust		
Non-tax deductible/(chargeable) items :	FY 2006 S$'000	FY2005 S$'000	Change %	FY 2006 S$'000	FY 2005 S$'000	Change %
Manager's management fee paid and payable in units (for RCS Trust)	1,996	-	Nm	-	-	-
Trustee's fees	341	261	30.7	285	261	9.2
(Gain)/Loss from re-measurement of derivatives	5,600	(1,244)	(550.2)	5,600	(1,244)	(550.2)
Temporary differences and other adjustments	820	410	100.0	552	410	34.6
Net tax adjustments	8,757	(573)	(1,628.3)	6,437	(573)	(1,223.4)

(8) This relates to the undistributed profit of the subsidiary.

(9) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders for the period 1 January 2005 to 30 June 2005 and 100% of the taxable income available for distribution to unitholders from 1 July 2005.

Nm – not meaningful

1(b)(i) Balance Sheet as at 31 December 2006 vs 31 December 2005

	Group			Trust		
	Dec 2006 S$'000	**Dec 2005** S$'000	**Change** %	**Dec 2006** S$'000	**Dec 2005** S$'000	**Change** %
Non-current assets						
Plant and equipment	876	294	198.0	303	294	3.1
Investment properties	3,814,839[1]	2,076,100	83.8	2,404,000[2]	2,076,100	15.8
Investment in subsidiary[3]	-	-	-	19,698	-	Nm
Investment in associate[4]	28,819	-	Nm	28,819	-	Nm
Investment in joint venture[5]	-	-	-	788,332	-	Nm
Total non-current assets	**3,844,534**	**2,076,394**	**85.2**	**3,241,152**	**2,076,394**	**56.1**
Current assets						
Trade and other receivables	5,300	1,518	249.1	12,987	1,518	755.5
Derivative asset[6]	-	1,244	(100.0)	-	1,244	(100.0)
Cash and cash equivalents[7]	41,923	64,197	(34.7)	16,322	64,197	(74.6)
Total current assets	**47,223**	**66,959**	**(29.5)**	**29,309**	**66,959**	**(56.2)**
Total assets	**3,891,757**	**2,143,353**	**81.6**	**3,270,461**	**2,143,353**	**52.6**
Current liabilities						
Trade and other payables	37,351	20,794	79.6	21,154	20,794	1.7
Derivative liability[6]	4,356	-	Nm	4,356	-	Nm
Short-term borrowings	89,500	76,000	17.8	89,500	76,000	17.8
Provision for taxation	712	666	6.9	666	666	-
Total current liabilities	**131,919**	**97,460**	**35.4**	**115,676**	**97,460**	**18.7**
Non-current liabilities						
Long-term borrowings	1,126,537[8]	580,042	94.2	580,042	580,042	-
Other non-current liabilities	20,016	9,505	110.6	11,709	9,505	23.2
Deferred tax liabilities	871	-	Nm	-	-	-
Total non-current liabilities	**1,147,424**	**589,547**	**94.6**	**591,751**	**589,547**	**0.4**
Total liabilities	**1,279,343**	**687,007**	**86.2**	**707,427**	**687,007**	**3.0**
Net assets	**2,612,414**	**1,456,346**	**79.4**	**2,563,034**	**1,456,346**	**76.0**
Represented by:						
Unitholders' funds[9]	**2,612,414**	**1,456,346**	**79.4**	**2,562,034**	**1,456,346**	**76.0**

Footnotes

(1) The increase is due to the consolidation of investment property owned by Aragorn, the proportionate consolidation of CCT's 60% joint venture interest in RCS Trust which owns Raffles City and the increase in property values based on the independent market valuation of the properties.

(2) The increase is due to the increase in property values based on the independent market valuation of the properties.

(3) This relates to the investment in junior bonds in Aragorn.

(4) This relates to the investment in Quill Capita Trust for 71.6 million units at RM0.92 per unit.

(5) This relates to CCT's 60% joint venture interest in RCS Trust.

(6) This relates to the fair value of the interest rate swaps.

(7) The cash and cash equivalent is lower due to the investment in junior bonds in Aragorn, the payment of distributable income for the financial period 1 January 2006 to 31 August 2006 on 26 September 2006 and the investment in Quill Capita Trust.

(8) This includes RM70 million (approximately S$29.7 million) of net borrowings incurred by Aragorn and proportionate consolidation of CCT's 60% interest (S$516.4 million) in the net borrowings incurred by RCS Trust.

(9) The increase is mainly due to the net appreciation on revaluation in property values based on independent market valuations dated 1 June 2006 and again on 1 December 2006, the issue of new units to part finance the acquisition of Raffles City, the issue of new units in payment of the acquisition fee paid for acquiring Raffles City and the issue of new units in payment of the manager's management fees for Raffles City.

1(b)(ii) Aggregate amount of borrowings and debt securities

	Group			Trust		
	Dec 2006 S$'000	**Dec 2005** S$'000	**Change** %	**Dec 2006** S$'000	**Dec 2005** S$'000	**Change** %
Secured borrowing						
Amount repayable after one year	1,129,531	580,042	94.7	580,042	580,042	-
Less: Fees and expenses incurred for debt raising exercise amortised over the tenor of secured loan	(2,994)	-	NM	-	-	-
	1,126,537	580,042	94.2	580,042	580,042	-
Unsecured borrowing						
Amount repayable in one year or less, or on demand	89,500	76,000	17.8	89,500	76,000	17.8
	1,216,037	656,042	85.4	669,542	656,042	2.1

Details of any collaterals

As security for the secured long term borrowings of S$580.0 million, CCT has granted in favour of the lender the following:

(i) a mortgage over the Initial Investment Properties[1];
(ii) an assignment of the insurance policies relating to the Initial Investment Properties;
(iii) an assignment of all the rights, interest and title of CCT in relation to each of the Share Sale and Purchase Agreements and Property Sale and Purchase Agreements;
(iv) an assignment of the agreements relating to the management of the Initial Investment Properties;
(v) an assignment and charge of the rental proceeds and tenancy agreements of units in the Initial Investment Properties; and
(vi) a fixed and floating charge over certain assets of CCT relating to the Initial Investment Properties.

As security for the secured long term borrowings of S$866.0 million (CCT's 60% interest is S$519.6 million), RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City which comprises Raffles City Tower, Raffles City Shopping Centre, Swissotel The Stamford, Raffles The Plaza and the Raffles City Convention Centre;
(ii) an assignment of the insurance policies relating to Raffles City;
(iii) an assignment of the agreements relating to the management of Raffles City;
(iv) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles city; and
(v) a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

As security for the secured long term borrowings of RM70.0 million (approximately S$29.9 million), Aragorn has granted in favour of the lender the following:

(i) a fixed legal charge over Wisma Technip;
(ii) debenture over all assets of Aragorn;
(iii) charge/assignment of the bank accounts; and
(iv) an assignment over the rights, title interest and benefits in the tenancy agreements and existing contracts, warranties and guarantees pertaining to Wisma Technip.

As security for the short term borrowings of S$76.0 million, CCT has granted in favour of the lender the legal assignment of the rental lease agreement of HSBC Building.

Footnote

(1) Initial Investment Properties refer to Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

1(c)(i) Cash flow statement (4Q 2006 vs 4Q 2005)

	Group	
	4Q 2006 S$'000	**4Q 2005** S$'000
Operating activities		
Total return for the period before tax	258,754	22,104
Adjustment for		
Interest income	(305)	(232)
Depreciation of plant and equipment	82	36
Amortisation of tenancy works	163	29
Amortisation of rent incentives	181	(801)
Allowance for doubtful debts	23	-
Manager's management fees paid in units	1,513	-
Borrowing costs	12,072	4,199
(Gain)/Loss from re-measurement of derivatives	3,060	(1,050)
Net appreciation on revaluation of investment properties	(235,873)	(5,562)
Foreign exchange difference	(98)	-
Operating income before working capital changes	**39,572**	**18,723**
Changes in working capital		
Trade and other receivables	811	829
Trade and other payables	5,257	2,066
Security deposits	1,625	(306)
Cash generated from operations activities	**47,265**	**21,312**
Investing activities		
Interest received	296	232
Investment in QCT	(28,819)	-
Capital expenditure on investment properties	(8,906)	(2,589)
Purchase of plant and equipment	(95)	-
Cash flows from investing activities	**(37,524)**	**(2,357)**
Financing activities		
Proceeds from interest bearing borrowings	13,500	-
Issue expenses	(563)	-
Borrowing costs paid	(12,726)	(4,118)
Cash flows from financing activities	**211**	**(4,118)**
Decrease in cash and cash equivalents	**9,952**	**14,837**
Cash and cash equivalents at beginning of period	**31,971**	**49,360**
Cash and cash equivalents at end of period	**41,923**	**64,197**

1(c)(ii) Cash flow statement (FY 2006 vs FY 2005)

	Group	
	FY 2006 S$'000	**FY 2005** S$'000
Operating activities		
Total return for the year before tax	426,883	67,469
Adjustment for		
Interest income	(1,115)	(682)
Depreciation of plant and equipment	204	151
Amortisation of tenancy works	250	96
Amortisation of rent incentives	724	(422)
Allowance for doubtful debts	23	(5)
Gain on disposal of assets	(5)	-
Manager's management fees paid in units	1,996	-
Borrowing costs	30,461	16,004
(Gain)/Loss from re-measurement of derivatives	5,600	(1,244)
Net appreciation on revaluation of investment properties	(356,538)	(5,562)
Foreign exchange difference	(1,086)	-
Operating income before working capital changes	**107,397**	**75,805**
Changes in working capital		
Trade and other receivables	(6,970)	(218)
Trade and other payables	(19,458)	3,325
Security deposits	3,119	803
Cash generated from operations activities	**84,088**	**79,715**
Investing activities		
Interest received	1,101	702
Investment in QCT	(28,819)	-
Capital expenditure on investment properties	(25,190)	(5,338)
Net cash outflow on purchase of investment properties	(1,302,145)	(147,000)
Purchase of plant and equipment	(259)	(15)
Cash flows from investing activities	**(1,355,312)**	**(151,651)**

	Group	
	FY 2006 S$'000	FY 2005 S$'000
Financing activities		
Proceeds from issue of new units	803,199	78,872
Interest bearing borrowings	563,556	76,000
Issue expenses	(13,121)	(2,059)
Distribution to unitholders	(73,494)	(61,291)
Borrowing costs paid	(31,190)	(15,643)
Cash flows from financing activities	**1,248,950**	**75,879**
Decrease in cash and cash equivalents	**(22,274)**	**3,943**
Cash and cash equivalents at beginning of year	**64,197**	**60,254**
Cash and cash equivalents at end of the year	**41,923**	**64,197**

1(d)(i) Statement of changes in unitholders' funds (4Q 2006 vs 4Q 2005)

	Group		Trust	
	4Q 2006 S$'000	4Q 2005 S$'000	4Q 2006 S$'000	4Q 2005 S$'000
Balance as at beginning of period	**2,352,325**	**1,434,242**	**2,353,088**	**1,434,242**
Operations				
Net increase in net assets resulting from operations	258,776	22,104	208,577	22,104
Unitholders' transactions				
Creation of new units:				
- Manager's management fee	484	-	484	-
Issue expenses	885	-	885	-
Translation reserve	(56)	-	-	-
Net increase/(decrease) in net assets resulting from unitholders' transactions	**1,313**	**-**	**1,369**	**-**
Total increase/(decrease) in net assets	**260,089**	**22,104**	**209,946**	**22,104**
Balance as at end of period	**2,612,414**	**1,456,346**	**2,563,034**	**1,456,346**

1(d)(ii) Statement of changes in unitholders' funds (FY 2006 vs FY 2005)

	Group		Trust	
	FY 2006 S$'000	**FY 2005** S$'000	**FY 2006** S$'000	**FY 2005** S$'000
Balance as at beginning of the year	**1,456,346**	**1,373,647**	**1,456,346**	**1,373,647**
Operations				
Net increase in net assets resulting from operations	426,836	67,177	376,938	67,177
Unitholders' transactions				
Creation of new units:				
- Equity fund raising	803,199	78,872	803,199	78,872
- Acquisition fee	12,996	-	12,996	-
- Manager's management fee	484	-	484	-
Issue expenses	(13,435)	(2,059)	(13,435)	(2,059)
Translation reserve	(518)	-	-	-
Distribution to unitholders	(73,494)	(61,291)	(73,494)	(61,291)
Net increase in net assets resulting from unitholders' transactions	**729,232**	**15,522**	**729,750**	**15,522**
Total increase in net assets	**1,156,068**	**82,699**	**1,106,688**	**82,699**
Balance as at end of the year	**2,612,414**	**1,456,346**	**2,563,034**	**1,456,346**

1(e)(i) Details of any change in the units (4Q 2006 vs 4Q 2005)

	Trust	
	4Q 2006 Units	4Q 2005 Units
Balance as at beginning of period	**1,382,157,962**	**896,270,700**
Issue of new units:		
- in settlement of the manager's management fee in relation to CCT's 60% interest in Raffles City through RCS Trust	231,549	-
Balance as at end of period	**1,382,389,511**	**896,270,700**

1(e)(ii) Details of any change in the units (FY 2006 vs FY 2005)

	Trust	
	FY 2006 Units	FY 2005 Units
Balance as at beginning of period	**896,270,700**	**839,116,700**
Issue of new units:		
- part settlement for the purchase of Raffles City	478,968,977	-
- in settlement of the acquisition fee for acquiring Raffles City	6,918,285	-
- in settlement of the manager's management fee in relation to CCT's 60% interest in Raffles City through RCS Trust	231,549	
- part settlement for the purchase of HSBC Building	-	57,154,000
Balance as at end of period	**1,382,389,511**	**896,270,700**

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31 December 2005.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Nil.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

Earnings per unit

In computing the EPU, the weighted average number of units for the period is used for the computation.

	Group		Trust	
	4Q 2006	**4Q 2005**	**4Q 2006**	**4Q 2005**
Weighted average number of units for the period	1,382,341,691	896,270,700	1,382,341,691	896,270,700
Earnings per unit (EPU)				
Based on the weighted average number of units for the period	1.66¢	1.85¢	1.79¢	1.85¢
Based on fully diluted basis	1.66¢	1.85¢	1.79¢	1.85¢

	Group		Trust	
	FY 2006	**FY 2005**	**FY 2006**	**FY 2005**
Weighted average number of units for the year	1,058,647,346	877,793,516	1,058,647,346	877,793,516
Earnings per unit (EPU)				
Based on the weighted average number of units for the year	6.64¢	7.02¢	6.84¢	7.02¢
Based on fully diluted basis	6.64¢	7.02¢	6.84¢	7.02¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

Distribution per unit

In computing the DPU, the number of units as at the end of each period is used for the computation. The DPU for the Group and Trust are the same.

	4Q 2006	1 Jan 06 to 31 Aug 06	1 Sep 06 to 31 Dec 06	FY 2006
Number of units in issue as at end of period	1,382,389,511	896,270,700	1,382,389,511	1,382,389,511
Distribution per unit (DPU)				
Based on the number of units in issue as at end of period	2.04¢	4.63¢	2.70¢	7.33¢

	4Q 2005	1 Jan 05 to 28 Apr 05	29 Apr 05 to 31 Dec 05	FY 2005
Number of units in issue as at end of period	896,270,700	839,116,700	896,270,700	896,270,700
Distribution per unit (DPU)				
Based on the number of units in issue as at end of period	1.76¢	2.15¢	4.66¢	6.81¢

7 Net asset value ("NAV") backing per unit based on issued units at the end of the period

	Group	
	31 Dec 2006	31 Dec 2005
NAV per unit	S$1.89	S$1.62
Adjusted NAV per unit (excluding the distributable income to unitholders)	S$1.86	S$1.59

	Trust	
	31 Dec 2006	31 Dec 2005
NAV per unit	S$1.85	S$1.62
Adjusted NAV per unit (excluding the distributable income to unitholders)	S$1.83	S$1.59

8 Review of the performance

	Group			
	4Q 2006 S$'000	**4Q 2005** S$'000	**FY 2006** S$'000	**FY 2005** S$'000
8(i) Statement of Total Return				
Gross revenue	56,369	29,771	155,722	115,131
Property operating expenses	(15,592)	(9,069)	(41,054)	(30,879)
Net property income	40,777	20,702	114,668	84,252
Interest income	305	232	1,115	682
Gain/(Loss) from re-measurement of derivatives	(3,060)	1,050	(5,600)	1,244
Manager's management fees	(3,157)	(1,487)	(7,833)	(5,623)
Trust expense	88	244	(1,544)	(2,644)
Borrowing costs	(12,072)	(4,199)	(30,461)	(16,004)
Net income	**22,881**	**16,542**	**70,345**	**61,907**
Net appreciation on revaluation of investment properties	235,873	5,562	356,538	5,562
Total return for the period/ year before income tax	**258,754**	**22,104**	**426,883**	**67,469**
Income tax	22	-	(47)	(292)
Total return for the period/year after income tax	**258,776**	**22,104**	**426,836**	**67,177**

Distribution Statement

	4Q 2006	4Q 2005	FY 2006	FY 2005
Net income	**22,881**	**16,542**	**70,345**	**61,907**
Net tax adjustments	5,277	(735)	8,757	(573)
Adjustment	77	-	(230)	-
Taxable income available for distribution to unitholders	28,235	15,807	78,872	61,334
Distributable income to unitholders	**28,235**	**15,807**	**78,872**	**59,872**
Earnings per unit (cents)	1.66¢	1.85¢	6.64¢	7.02¢
Distribution per unit (cents)	2.04¢	1.76¢	7.33¢	6.81¢

Review of performance 4Q 2006 vs 4Q 2005

Gross revenue for 4Q 2006 was higher than 4Q 2005 by S$26.6 million or 89.3%. This was mainly due to the consolidation of gross revenue of approximately S$1.3 million from Aragorn (subscription of 100% of the junior bonds was made in April 2006), the consolidation of CCT's 60% interest in the gross revenue of RCS Trust of approximately S$23.7 million, the higher car park income and other income. This was partially offset by lower rental income from the retail space at Golden Shoe Car Park due to the on-going asset enhancement works.

Property operating expenses were higher in 4Q 2006 by S$6.5 million or 71.9%. This was mainly due to the consolidation of property operating expenses from Aragorn and CCT's 60% interest in the property operating expenses of RCS Trust, higher property tax and utility costs and partly offset by lower maintenance cost incurred for the CCT properties.

Trust expenses were lower in 4Q 2006 by S$0.2 million or 63.9% due to lower professional fees. Borrowing costs were higher in 4Q 2006 by S$7.9 million or 187.5% due mainly to the consolidation of additional borrowings for Aragorn (RM70 million) and RCS Trust (CCT's 60% interest amounting to S$519.6 million) and higher interest costs arising from the S$250.3 million term loan which was reverted to floating rate in March 2006. Interest rate swap contracts for S$390 million had been put in place to fix the interest costs for periods of between 5 to 7 years, thus extending the weighted average term to expiry to 4.4 years as at 31 December 2006. This would result in an average all-in interest rate of 3.8%.

Gain/loss from the re-measurement of derivatives relates to the fair value of the interest rate swaps which amounted to an unrealised loss of S$3.1 million.

Review of performance FY 2006 vs FY 2005

Gross revenue for FY 2006 was higher than FY 2005 by S$40.6 million or 35.3%. This was mainly due to the additional gross revenue derived from the acquisition of HSBC Building (acquisition was completed in April 2005), the consolidation of the gross revenue from Aragorn (subscription of the junior bonds was made in April 2006) and RCS Trust (with CCT holding 60% interest and acquisition was completed in September 2006) as well as higher rental income, car park income and tenant recoveries from the CCT properties. This was partially offset by lower gross rental income from the retail space at Golden Shoe Car Park and Market Street Car Park due to the asset enhancement works.

Property operating expenses were higher for FY 2006 by S$10.2 million or 33.0% due to the consolidation of Aragorn and RCS Trust (with CCT's 60% interest), higher property tax and utility costs incurred. This was partly offset by lower maintenance cost incurred for the CCT properties.

Interest income was higher for FY 2006 by S$0.4 million or 63.5% due to higher cash on hand and higher deposit rates. Trust expenses were lower for FY 2006 by S$1.1 million or 41.6% due to lower professional fees and unitholders' expenses.

Borrowing costs were higher for FY 2006 by $14.5 million or 90.3% due to the additional borrowings of S$89.5 million incurred by CCT, consolidation of additional borrowings for Aragorn (RM70 million) and RCS Trust (CCT's 60% interest amounting to S$519.6 million) as well as higher interest costs due to the S$250.3 million term loan which reverted to floating rate in March 2006.

Net appreciation on revaluation of investment properties

The net appreciation on revaluation of investment properties is a non-tax chargeable item and has no impact on the taxable income or distributable income to unitholders.

In accordance with the Code on Collective Investment Schemes issued by the Monetary Authority of Singapore, valuations of investment properties are to be conducted at least once in every 12 months or where there is an equity fund raising exercise, a valuation of all the real estate assets is required, unless such assets have been previously valued not more than six months ago (based on the date of the last valuation report). Any increase or decrease in value is credited or charged to the Statement of Total Return as net appreciation or depreciation on revaluation of investment properties.

In relation to the fund raising exercise for the acquisition of Raffles City, valuations of the CCT properties as of 1 June 2006 were procured because the date of the last valuation of the real estate assets of CCT is 1 December 2005. The valuations of the CCT properties were conducted by CB Richard Ellis on 1 June 2006 using the Investment Method, Discounted Cash Flow Analysis and Direct Comparison Approach.

The CCT properties were valued at S$2,202.0 million as at 1 June 2006. With the book value at S$2,081.3 million, this gave rise to a net appreciation on revaluation of investment properties of S$120.7 million which was added to the Statement of Total Return.

As at 1 December 2006, independent valuations were conducted by CB Richard Ellis for the CCT properties and Raffles City using the Investment Method, Discounted Cash Flow analysis and Direct Comparison Approach; and Knight Frank (Ooi & Zaharin Sdn Bhd) for Wisma Technip, using the Investment Method and Direct Comparison Approach.

The portfolio was valued at S$3,814.8 million as at 1 December 2006. The total book value prior to the revaluation was S$3,578.1 million and this included the valuation of the CCT properties as at 1 June 2006, the acquisition cost of Wisma Technip by Aragorn (held through the subscription of 100% junior bonds of Aragorn), CCT's share of the acquisition cost of Raffles City and capital expenditure incurred. With this revaluation, additional net appreciation of S$235.9 million (net of deferred tax liability at subsidiary level) was added to the Statement of Total Return.

The total net appreciation on revaluation of investment properties added to the Statement of Total Return for FY 2006 was S$356.5 million.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Statement of Total Return (Actual vs Forecast)

	Group	Adjusted Group[1]			
	FY 2006	FY 2006	1 Sep 2006 to 31 Dec 2006		
	Actual S$'000	Actual S$'000	Actual S$'000	Forecast[2] S$'000	Change %
Gross rental income	137,380	134,411	65,136	63,840	2.0
Car park income	11,935	11,723	4,782	4,329	10.5
Other income	6,407	6,095	2,683	1,948	37.7
Gross revenue	**155,722**	**152,229**	**72,601**	**70,117**	**3.5**
Property management fees	(3,990)	(3,754)	(2,068)	(1,991)	3.9
Property tax	(11,158)	(10,931)	(5,735)	(5,495)	4.4
Other property operating expenses	(25,906)	(25,356)	(12,178)	(11,765)	3.5
Property operating expenses	**(41,054)**	**(40,041)**	**(19,981)**	**(19,251)**	**3.8**
Net property income	**114,668**	**112,188**	**52,620**	**50,866**	**3.4**
Interest income	1,115	1,086	391	47	731.9
Investment income[1]	-	982	441	449	(1.8)
Loss from re-measurement of derivatives	(5,600)	(5,600)	(6,511)	-	Nm
Manager's management fees	(7,833)	(7,832)	(3,944)	(3,864)	2.1
Trust expenses	(1,544)	(1,158)	154	(574)	(126.8)
Borrowing costs	(30,461)	(29,551)	(15,185)	(15,424)	(1.5)
Net income	**70,345**	**70,115**	**27,966**	**31,500**	**(11.2)**
Net tax adjustments	8,757	8,757	9,374	2,670	251.1
Other adjustment	(230)	-	-	-	-
Taxable income available for distribution to unitholders	**78,872**	**78,872**	**37,340**	**34,170**	**9.3**
Distributable Income to unitholders	**78,872**	**78,872**	**37,340**	**34,170**	**9.3**
Distribution per unit (in cents)					
For the year/period	**7.33¢**	**7.33¢**	**2.70¢**	**2.47¢** [3]	**9.3**
Annualised	**7.33¢**	**7.33¢**	**8.08¢**	**7.39¢** [3]	**9.3**

Footnotes

(1) Adjusted Group results are after including CCT's proportionate interest (60%) in RCS Trust on a line-by-line basis and the results of Aragorn is accounted for as "Investment Income".

(2) The forecast for the period 1 September 2006 to 31 December 2006, is the forecast shown in the CCT Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City.

(3) In the CCT Circular, the DPU is calculated based on an assumed issue price of S$1.65 cents per unit for the equity fund raising to acquire Raffles City. With the actual issue price of new units at S$1.68 cents per unit, the DPU is calculated based on the actual number of new units issued.

9(ii) Breakdown of total gross revenue (by property)

	Adjusted Group[1]			
	FY 2006	1 Sep 2006 to 31 Dec 2006		
	Actual S$'000	**Actual** S$'000	**Forecast[2]** S$'000	**Change** %
Capital Tower	42,446	14,068	13,982	0.6
6 Battery Road	32,411	11,196	11,000	1.8
HSBC Building	8,379	2,822	2,822	-
Starhub Centre	12,809	4,272	4,228	1.0
Robinson Point	6,304	2,141	2,128	0.6
Bugis Village	8,335	2,867	2,543	12.7
Golden Shoe Car Park	7,421	2,627	2,359	11.4
Market Street Car Park	3,105	1,589	1,331	19.4
Sub-Total	**121,210**	**41,582**	**40,393**	**2.9**
60% Interest in Raffles City	31,019	31,019	29,724	4.4
Total gross revenue	**152,229**	**72,601**	**70,117**	**3.5**

Footnotes

(1) Adjusted Group results are after including CCT's proportionate interest (60%) in RCS Trust on a line-by-line basis and the results of Aragorn is accounted for as "Investment Income".

(2) The forecast for the period 1 September 2006 to 31 December 2006, is the forecast shown in the CCT Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City.

9(iii) Breakdown of net property income (by property)

	Adjusted Group[1]			
	FY 2006	1 Sep 2006 to 31 Dec 2006		
	Actual S$'000	Actual S$'000	Forecast[2] S$'000	Change %
Capital Tower	30,159	10,267	10,013	2.5
6 Battery Road	24,105	8,425	8,053	4.6
HSBC Building	8,307	2,812	2,812	-
Starhub Centre	9,831	3,066	3,078	(0.4)
Robinson Point	4,374	1,440	1,478	(2.6)
Bugis Village	6,563	2,216	1,913	15.8
Golden Shoe Car Park	5,080	1,640	1,570	4.5
Market Street Car Park	1,802	787	622	26.5
Sub-Total	**90,221**	**30,653**	**29,539**	**3.8**
60% Interest in Raffles City	21,967	21,967	21,327	3.0
Total net property income	**112,188**	**52,620**	**50,866**	**3.4**

Footnotes

(1) Adjusted Group results are after including CCT's proportionate interest (60%) in RCS Trust on a line-by-line basis and the results of Aragorn is accounted for as "Investment Income".

(2) The forecast for the period 1 September 2006 to 31 December 2006, is the forecast shown in the CCT Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City.

Review of the performance

Gross revenue was higher than the forecast by S$2.5 million or 3.5% due mainly to the contribution from increased rental income, car park income and other income. Actual property operating expenses were higher than forecast by S$0.7 million or 3.8% due to higher property tax, maintenance cost, marketing expenses as well as the write off of unamortised tenancy cost of Starhub Centre.

The trust expenses were lower than forecast by S$0.7 million or 126.8% mainly due to the lower professional fee and unitholders' expenses incurred. Borrowing costs were lower than forecast by S$0.2 million or 1.5% due mainly to the lower interest costs for the borrowings of RCS Trust.

The net tax adjustment included the add-back of the loss from measurement of derivatives which was a non-tax deductible item.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may effect the group in the next reporting period and the next 12 months

The Singapore economy continued to grow at a healthy pace in the last quarter of 2006. Advanced estimates by the Ministry of Trade and Industry showed that real GDP rose by 5.9% in the quarter compared to the same period last year. On a quarter-to-quarter seasonally adjusted annualised basis, real GDP grew by 7.6%, following a 5.6% gain in the preceding quarter. For the whole of 2006, the economy is estimated to have grown by 7.7% in real terms, surpassing last year's 6.4% expansion.

After three consecutive years of strong growth, the Government has forecast that GDP growth is expected to slow to between 4% and 6% in 2007. This forecast is generally in-line with private sector economists' forecasts of around 5% growth for 2007.

The office market continued to strengthen further in 2006 extending gains registered in 2005. Demand for office space was fuelled by the banking and financial institutions, logistics firms, oil companies and IT firms which expanded their operations and headcounts as businesses and the economy improve.

According to CB Richard Ellis ("CBRE"), occupancy rate of Grade A office space remained high at 99.2% despite the 760,000 sq ft of new office space entering to the market in the fourth quarter of 2006. Total take-up for Grade A office space stood at 1.744 million sq ft for the whole of 2006, representing almost five times the annual demand registered in 2005. The tight supply pipeline has also resulted in high level of pre-letting to large office space occupiers.

With the intense competition for office space, particularly prime space, upward rental adjustments became more frequent and vacant space was immediately committed by new tenants. Based on CBRE's research, average prime office rents rose 50.2% to S$7.81 psf per month while average Grade A rents rose 53.1% to S$8.73 psf per month in 2006. In 2007, property consultants expect office rents to reach new highs due to surging demand from expanding firms and the tight supply situation which is likely to perpetuate for the next three years.

Outlook for 2007

The manager of CCT expects to perform better than the forecast distribution of 7.60 cents per unit for the projection year 1 January 2007 to 31 December 2007 as shown in the CCT Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City and adjusted for the actual number of new units issued based on an issue price of S$1.68 per unit.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	Distribution for the period from 1 September 2006 to 31 December 2006
Distribution type	i) Taxable income ii) Tax-exempt income
Distribution rate	iii) Taxable income distribution - 2.673 cents per unit iv) Tax-exempt income distribution - 0.027 cents per unit
Par value of units	Not meaningful
Tax rate	<u>Taxable income distribution</u> Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%. <u>Tax-exempt income distribution</u> Tax-exempt income distribution is exempt from tax in the hands of all unitholders. Tax-exempt income relates to the net income from the investment in junior bonds of Aragorn ABS Berhad.
Books closure date	5 February 2007
Date payable	28 February 2007

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial periods? Yes.

Name of distribution	Distribution for the period from 1 July 2005 to 31 December 2005
Distribution type	Income
Distribution rate	3.57 cents per unit
Par value of units	Not meaningful
Tax rate	Taxable income distribution Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%.
Books closure date	6 February 2006
Date paid	28 February 2006

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Segmented revenue and results for business or geographical segments (of the group)

The Group's business is investing in office buildings (Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, HSBC Building, Wisma Technip), car park buildings (Golden Shoe Car Park and Market Street Car Park) and mixed use development (Bugis Village and CCT's 60% interest in Raffles City). All the existing properties are located in Singapore except for Wisma Technip which is located in Kuala Lumpur, Malaysia.

By business segments	**FY 2006** S$'000	**FY 2005** S$'000	**Change** %
Office buildings[1]	105,842	96,181	10.0
Car Park buildings[2]	10,526	11,229	(6.3)
Mixed-use development[3]	39,354	7,721	409.7
Total gross revenue	**155,722**	**115,131**	**35.3**

Footnotes

(1) The higher gross revenue from office buildings was partly due to the consolidation of gross revenue of approximately S$3.5 million from Wisma Technip (held through the subscription of 100% of the junior bonds of Aragorn).

(2) The lower gross revenue from the car park buildings was due to the lower rental income from the retail space at both Market Street Car Park and Golden Shoe Car Park due to the asset enhancement works.

(3) The higher gross revenue from mixed-use development was mainly due to the consolidation of gross revenue of approximately S$31.0 million from CCT's 60% interest in RCS Trust.

By business segments	**FY 2006** S$'000	**FY 2005** S$'000	**Change** %
Office buildings[1]	79,256	70,331	12.7
Car Park buildings[2]	6,882	7,933	(13.2)
Mixed-use development[3]	28,530	5,988	376.5
Total net property income	**114,668**	**84,252**	**36.1**

Footnotes

(1) The higher net property income from office buildings was partly due to the consolidation of net property income of approximately S$2.5 million from Wisma Technip (held through the subscription of 100% of the junior bonds of Aragorn).

(2) The lower net property income from the car park buildings was due to the lower rental income from the retail space at both Market Street Car Park and Golden shoe Car Park due to the asset enhancement works.

(3) The higher net property income from mixed-use development was mainly due to the consolidation of net property income of approximately S$22.0 million from CCT's 60% interest in RCS Trust.

By geographical segments	FY 2006 S$'000	FY 2005 S$'000	Change %
Singapore	152,229	115,131	32.2
Malaysia	3,493	-	Nm
Total gross revenue	**155,722**	**115,131**	**35.3**

By geographical segments	FY 2006 S$'000	FY 2005 S$'000	Change %
Singapore	112,188	84,252	33.2
Malaysia	2,480	-	Nm
Total net property income	**114,668**	**84,252**	**36.1**

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Refer to the review of actual performance on page 21 (paragraph 9).

15 Breakdown of gross revenue and net income

	FY 2006 S$'000	FY 2005 S$'000	Change %
Gross revenue reported for first half year	60,768	56,238	8.1
Net income for first half year	36,533	29,217	25.0
Gross revenue reported for second half year	94,954	58,893	61.2
Net income for second half year	33,812[1]	32,690	3.4

Footnote

(1) The net income for second half year includes the loss from re-measurement of derivatives amounting to approximately $5.6 million. This loss from re-measurement of derivatives was a non-tax deductible item and added back under net tax adjustment for the determination of the distributable income to unitholders.

16 Breakdown of the total distribution for the financial year ended 31 December 2006

	FY 2006 S$'000	FY 2005 S$'000
In respect of the period:		
1 September 2006 to 31 December 2006[1]	-	-
1 January 2005 to 31 August 2006	41,497	-
1 July 2005 to 31 December 2005	31,997	-
1 January 2005 to 30 June 2005	-	27,810

Footnote

(1) Refer to distributions on page 25 (paragraph 11(a))

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
26 January 2007

CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
26 January 2007

CCT's DPU grows a robust 16%[1] for 4Q 2006

Growth driven by new acquisitions, asset enhancements and proactive asset management

Singapore, 26 January 2007 – The manager of CapitaCommercial Trust ("CCT"), CapitaCommercial Trust Management Limited (the "CCT Manager") is pleased to announce an increase in distributable income from 4Q 2005 of S$15.8 million to S$28.2 million in 4Q 2006. This will result in a 16% increase in distribution per unit ("DPU") from 1.76 cents for 4Q 2005 to 2.04 cents for 4Q 2006. For the financial year ended 31 December 2006 ("FY 2006"), CCT achieved a distributable income of S$78.9 million and DPU for the year is 7.33 cents.

For the financial period 1 September 2006 to 31 December 2006 following the completion of the Raffles City acquisition, the distributable income was S$37.3 million, an increase of 9.3% from the forecast[2] of S$34.2 million for the same period ("Forecast Period").

DPU of 4.63 cents for the period 1 January 2006 to 31 August 2006 was paid in September 2006 in connection with the equity fund raising for the acquisition of Raffles City. For the Forecast Period, CCT will pay a DPU of 2.70 cents and this is equivalent to an annualised DPU of 8.08 cents for unitholders. This is 9.3% higher than the forecast DPU of 2.47 cents or 7.39 cents (annualised). The books closure date is 5 February 2007 and unitholders can expect to receive their distribution payment by 28 February 2007.

The total return from CCT for FY 2006 is 82%[3] and the total return would be in excess of 180% since its listing. CCT is currently trading at a distribution yield of 3% as computed from the annualised DPU of 8.08 cents and its closing price of S$2.72 per unit on 24 January 2007. Its market capitalisation has increased by 192% to S$3.8 billion as at 24 January 2007, up from S$1.3 billion as at 31 December 2005.

---

1 Annualised distribution per unit for 1 October 2006 to 31 December 2006 versus the annualised distribution per unit for 1 October 2005 to 31 December 2005.

2 The forecast is based on the forecast for the financial period from 1 September 2006 to 31 December 2006, together with the accompanying assumptions in the CCT circular dated 15 August 2006 ("Circular") for the equity fund raising to acquire a 60% interest in RCS Trust, an unlisted sub-trust which owns Raffles City.

3 Calculated based on the closing price of S$1.48 per unit on the last trading day, 30 December 2005 and closing price of S$2.62 per unit on the last trading day of 2006 (ie 29 December 2006) and inclusive of the DPU of 7.33 cents for the full year 2006.

Summary of CCT Results

	FY 2006	4Q 2006 vs 4Q 2005 (Actual)			1 Sep 2006 – 31 Dec 2006		
	Actual S$'000	4Q 2006 S$'000	4Q 2005 S$'000	Variance %	Actual S$'000	Forecast S$'000	Variance %
Gross Revenue	152,229	56,369	29,771	89.3	72,601	70,117	3.5
Net Property Income	112,188	40,777	20,702	97.0	52,620	50,866	3.4
Distributable Income	**78,872**	**28,235**	**15,807**	**78.6**	**37,340**	**34,170**	**9.3**
Distribution Per Unit							
For the period	7.33¢	2.04¢	1.76¢	16.0	2.70¢	2.47¢	9.3
Annualised	7.33¢	8.10¢	6.98¢	16.0	8.08¢	7.39¢	9.3
Distribution Yield Based on S$2.72 per unit (closing as at 24 Jan 07)	2.7%	Nm	Nm	Nm	3.0%	2.7%	9.3

Nm : not meaningful

Portfolio Performance

CCT's gross revenue for FY 2006 was S$152.2 million, 32.2% higher than FY 2005 of S$115.1 million. This was attributable to the contribution from the acquisitions of Raffles City and HSBC Building, and overall higher rental income from the portfolio in line with the improved office market. For the Forecast Period, actual gross revenue achieved was S$72.6 million, 3.5% above the forecast of S$70.1 million. With strong demand and limited supply of office space, the CCT portfolio has achieved strong rental reversions of between 11.1% and 18.7% above preceding rents for renewals and new leases. It has similarly achieved a weighted average increase of 11.3% against forecast rents.

Prime rental rates have grown significantly in FY 2006. Rentals achieved for 6 Battery Road, one of CCT's prime Grade A office buildings in Raffles Place, is between S$11 and S$13 per square foot ("psf") per month since November 2006. This reflects the continued upturn in the office market and the strong demand for prime office space in the Raffles Place CBD.

As at 31 December 2006, the CCT portfolio continues to enjoy close to 100%[4] committed occupancy. The tenant retention rate is stable at about 80.3% due to CCT's strong network of customer relationships.

[4] Excludes the retail space in Golden Shoe Car Park which is currently undergoing asset enhancement work.

Mr Richard Hale, Chairman of CapitaCommercial Trust Management Limited, said, "2006 was a stellar year for CapitaCommercial Trust as we achieved several milestones in Singapore and abroad, and also generated 82% total returns for unitholders. In Singapore, we completed the purchase of Raffles City jointly with CapitaMall Trust, which was one of the largest investment transactions in Asia for 2006. Following the acquisition of this landmark property, CapitaCommercial Trust is now the largest commercial real estate investment trust in Singapore with S$3.9 billion worth of total assets under management and a market capitalisation of about S$3.8 billion. The equity fund raising for Raffles City was the largest Singapore REIT offer, resulting in a substantial increase in CapitaCommercial Trust's free float and hence its inclusion in the Morgan Stanley Capital International ("MSCI") Standard Index Series. We also tapped the debt market by issuing Singapore's largest commercial mortgaged-backed securities."

Mr David Tan, CEO of the CCT Manager, said, "Our prime portfolio of properties in CBD locations are well positioned to benefit from the rising office rental market. We anticipate rental reversions to remain strong in 2007 given the limited supply of good quality office space. In addition, our asset enhancement programme continues to drive revenue growth. Enhancement work at the Golden Shoe Car Park will complete by the end of this quarter and this will contribute to the rejuvenation of the city centre. As part of our efforts to expand overseas, we acquired a strategic 30% stake in Quill Capita Trust ("QCT"), a CapitaLand-managed REIT listed on Bursa Malaysia. QCT closed at RM1.32 per unit on 24 January 2007. This is more than 40% above the institutional issue price of RM0.92 following its 8 January listing, reflecting strong investor confidence. We will continue to explore other opportunities to grow in Singapore and abroad to increase our asset size to S$5 billion to S$6 billion by 2009."

Raffles City Performance Exceeds Forecast

Gross revenue and net property income contribution for CCT's 60% interest in Raffles City for the Forecast Period, exceeded the forecast shown in the Circular by 4.4% and 3.0% respectively. Committed occupancy for Raffles City is 99.5%, with both Raffles City Tower and Raffles City Shopping Centre achieving high committed occupancies of 99.8% and 99.3% respectively. Plans to reposition Raffles City Shopping Centre are also in the pipeline, with asset enhancement initiatives currently being evaluated for progressive implementation.

Enhancement at Car Park Properties

The retail component at the ground floor of Market Street Car Park was re-opened after a year long asset enhancement and repositioning exercise costing S$14 million. The concept of a one-stop retail and F&B destination strategically located in the CBD had attracted much interest from prospects and it is currently almost fully leased at rates 41% higher than before the enhancement exercise, reflecting the increased value of the space. Improvement works have been completed in phases at Golden Shoe Car Park, to be fully completed by the end of the first quarter of 2007.

The car park is currently also almost fully occupied, with new achieved rents at 26% above those before enhancement works. Season parking rates at both car parks have been adjusted upwards in 2007, reflecting the increased demand for parking space in the CBD.

Higher market valuation and improved net asset value[5] to S$1.86 per unit

As at 1 December 2006, the CCT portfolio was valued at S$3.8 billion and CCT recorded a revaluation surplus[6] of S$356.5 million for FY 2006. The nine properties in Singapore were valued by CB Richard Ellis (Pte) Ltd ("CBRE"), while Wisma Technip in Malaysia was valued by Knight Frank (Ooi & Zaharin Sdn Bhd). With this, CCT's adjusted net asset value is S$1.86 per unit as at 31 December 2006, 17% above S$1.59 per unit as at 31 December 2005.

Quill Capita Trust

CCT now owns a 30% (or 71.6 million units) interest in Quill Capita Trust ("QCT"), a REIT focused on acquiring and investing in commercial properties in Malaysia. QCT's portfolio comprises four freehold commercial assets worth RM280 million (S$122.5 million[7]) located in Cyberjaya, Malaysia's Multimedia Super Corridor. The properties have long leases with tenants which are subsidiaries of multinational companies. QCT was listed on Bursa Malaysia on 8 January 2007 and closed at RM1.32 per unit on 24 January 2007, an appreciation of more than 40% from the institutional issue price of RM0.92 per unit.

Looking Ahead

In 2007, growth will be driven by asset enhancements, new acquisitions and strong rent renewals from the rising office market. CCT will continue to actively pursue investment and development opportunities in Singapore and abroad, to generate sustainable long-term returns to unitholders. To achieve our objectives, besides direct asset acquisitions, we will explore efficient structures and instruments to grow towards our target asset size of S$5 billion to S$6 billion by 2009.

- END -

---

5 Excluding the distributable income from 1 September 2006 to 31 December 2006 which will be paid to unitholders by 28 February 2007.

6 Comparing the 1 December 2006 valuation against the aggregate of value based on 1 December 2005 valuation for Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park, the acquisition cost of Raffles City, Wisma Technip and additional capital expenditure incurred in FY 2006.

7 Based on an exchange rate of S$1.00 to RM2.286

Singapore Office Market Outlook Brighter

Advance estimates by Singapore's Ministry of Trade and Industry showed that real gross domestic product ("GDP") rose by 5.9% in the fourth quarter of 2006 compared to the same period last year. The Urban Redevelopment Authority of Singapore reported that islandwide office occupancy rate was 89.5% as at end-September 2006, compared to 86.6% a year ago. CBRE reported that office vacancy rate in the Core Central Business District fell to 3.6% in the fourth quarter of 2006, from 4.5% in the preceding quarter, due to the continued high demand and limited supply of space. Occupancy for Grade A offices within the Raffles Place, Marina Centre and Shenton Way areas remained high at 99.2%.

CBRE reported that average prime rents in Singapore rose 50.2% in the year to S$7.81 psf per month as of end December 2006, while rent for Grade A offices gained 53.1% in the year to average S$8.73 psf. Following this, CBRE expects the market to register the steepest rental increase in the next 12 to 18 months as demand drivers remain extremely strong.

Kuala Lumpur Office Market Outlook Positive

The Malaysian economy expanded by 5.9% year-on-year, its fastest rate in more than a year. The 2007 Government Budget which is committed to maintaining a pro-growth policy over the medium-term is likely to boost foreign investments into Malaysia. This in turn will benefit the office property sector. According to DTZ Research, demand for prime office space remained strong with Grade A office buildings enjoying occupancies of above 90%. Higher demand and a tight supply of good grade office space have been driving rental rates upwards in the city centre. Prime office rents have increased 3.9% since the fourth quarter of 2005 to average RM5.34 psf per month as at the end of the third quarter of 2006. Secondary buildings in the city centre which benefited from spillover demand for prime office buildings, registered a higher increase of 12% over the same period to average RM3.82 psf per month as at the end of the third quarter of 2006.

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial REIT with a market capitalisation of S$3.8 billion based on the closing price of S$2.72 per unit on 24 January 2007. It aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$3.8 billion portfolio of nine prime properties in Singapore's Central Business District and Downtown Core and, an office asset in Kuala Lumpur's Golden Triangle. The properties are Capital Tower, 6 Battery Road, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park in Singapore, Wisma Technip (through an investment in junior bonds). In addition, CCT is a substantial unitholder of QCT with a 30% stake. QCT is a commercial REIT listed on Bursa Malaysia Securities Berhad, with an initial portfolio of four commercial properties in Cyberjaya.

On 26 July 2006, CCT was accorded "A3" corporate rating with a stable rating outlook by Moody's Investor Service. CCT is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Issued by:

CapitaCommercial Trust Management Limited (Company registration no. 200309059W)

Media Contact	**Analyst & Investor Contact**
Julie Ong Mobile: (65) 9734 0122 Email: julie.ong@capitaland.com.sg	Liu Chen Yin / Heng Hui Lin DID: (65) 6826 5722 / 6826 5841 Email: liu.chenyin@capitaland.com.sg/ heng.huilin@capitaland.com.sg

Important Notice

This release may contain forward-looking statements that involve, assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy or property rental income, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust



FY 2006 Financial Results

26 January 2007

CapitaCommercial Trust

82 - 4507

Important Notice

This presentation is focused on comparing actual results versus forecasts stated in the CCT's Circular dated 15 August 2006. This shall be read in conjunction with paragraph 9 of CCT's Full Year 2006 Unaudited Financial Statement Announcement.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitations) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy or property rental income, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the Manager to redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This presentation is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units. The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust

Content

- FY 2006 Review
  - FY 2006 Achievements
  - Financial Results
  - Portfolio Update
- Singapore Office Market Uptrend Continues
- CCT Strategies
  - Asset Enhancement - Golden Shoe Car Park
  - Acquisition - Investment in QCT
- Additional Information
  - Portfolio
  - Raffles City
  - QCT

CapitaCommercial Trust

FY 2006 Review

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2006 Achievements

Largest commercial Reit in Singapore

Asset size by 77%[1], after joint S$2,166 million acquisition of Raffles City with CMT

Market capitalisation by 192%[2] to S$3.8 billion

Net Asset Value by 17%[3]

Notes:

1. Inclusive of CCT's 60% interest in Raffles City which was completed on 1 September 2006
2. Based on CCT's closing price of S$2.72 as at 24 January 2007 and total outstanding units of 1,382,289,511 and S$1.48 as at last trading day, 30 December 2005 and total outstanding units of 896,270,700
3. Based on adjusted net asset value ("NAV") of S$1.86 as at 31 December 2006 and adjusted NAV of S$1.59 as at 31 December 2005. Adjusted NAV is net of the distributable income to be paid by 28 February 2007

CapitaCommercial Trust

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Total Return - Sterling Outperformance

Price performance


120
100
80
60
40
20
0
34,000
29,000
24,000
19,000
14,000
9,000
4,000
(1,000)
Jan-05 Feb-05 Mar-05 Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07
Volume
CCT
STI
SESPROP

Source: Bloomberg as at 24 January 2007

Total Return[1]	Since Listing[2]	FY 2006
CCT	**180%**	**82%**
SESProp Index	256%	65%
STI Index	85%	27%
MSCI Singapore (no dividends)	84%	31%

Notes:
1. Total return calculated based on unit/share price appreciation and distributions reinvested in stock/index
2. CCT's listing date was 11 May 2004

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Financial Results

CapitaCommercial Trust

16% DPU Growth In 4Q 2006

	Actual		
	4Q 2006 S$'000	4Q 2005 S$'000	Var.
Gross Revenue	56,369	29,771	89.3%
Net Property Income	40,777	20,702	97.0%
Distributable Income	28,235	15,807	78.6%
Distribution Per Unit	**2.04¢**	**1.76¢**	**16.0%**
Annualised DPU	8.10¢	6.98¢	16.0%

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For FY 2006, DPU Growth Of 7.6%

	Actual		
	FY 2006 S$'000	FY 2005 S$'000	Var.
Gross Revenue	155,722	115,131	35.3%
Net Property Income	114,668	84,252	36.1%
Distributable Income	78,872	59,872	31.7%
Distribution Per Unit	**7.33¢**	**6.81¢**	**7.6%**
Annualised DPU	7.33¢	6.81¢	7.6%

CapitaCommercial Trust

Beats DPU Forecast By 9.3%

	1 Sep 2006 to 31 Dec 2006		
	Actual S$'000	Forecast[1] S$'000	Var.
Gross Revenue	72,601	70,117	3.5%
Net Property Income	52,620	50,866	3.4%
Distributable Income	37,340	34,170	9.3%
Distribution Per Unit	**2.70¢**	**2.47¢**	**9.3%**
Annualised DPU	8.08¢	7.39¢	9.3%
Distribution Yield[2]	3.0%	2.7%	9.3%

Notes:
1. The forecast for the period 1 September 2006 to 31 December 2006 is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City
2. Based on closing price of S$2.72 per unit on 24 January 2007

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Growing DPU[1] With Every Payout


9.00
8.00
7.00
6.00
5.00
16% increase
5.68
6.32
6.65
6.88
6.95
8.08
Forecast in Introductory Document2
15 May 2004 to 31 Dec 2004
1 Jan 2005 to 28 Apr 2005
29 Apr 2005 to 31 Dec 2005
1 Jan 2006 to 31 Aug 2006
1 Sep 2006 to 31 Dec 2006

Notes:
1. Annualised DPU for each distribution period
2. As stated in CCT's Introductory Document dated 16 March 2004

CapitaCommercial Trust

17% Increase In NAV With Revaluation

Net appreciation in asset value S$356.5m

- Due to rising rentals
- Portfolio asset value increase by 12%[1]
- Adjusted NAV[2] increased by 17% to S$1.86 per unit from S$1.59 per unit in Dec 2005
- Increase is credited to statement of total return, but has <u>NO IMPACT</u> on distributable income

Notes:

1. Comparing the 1 December 2006 valuation against the aggregated value of assets based on 1 December 2005 valuation for Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park, the acquisition costs of Raffles City, Wisma Technip and additional capital expenditure incurred in FY 2006
2. Adjusted NAV is net of the distributable income to be paid by 28 February 2007

CapitaCommercial Trust

Total Assets - S$3.9B, NAV - S$1.86

	31 Dec 06 S$'000	31 Dec 05 S$'000
Non-current assets[1]	3,844,534	2,076,394
Current assets[2]	47,223	66,959
Total assets	**3,891,757**	**2,143,353**
Current liabilities	131,919	97,460
Non-current liabilities[3]	1,147,424	589,547
Net assets	**2,612,414**	**1,456,346**
Unitholders' funds[4]	**2,612,414**	**1,456,346**

NAV	
31 December 2006	$ 1.89
31 December 2005	$ 1.62
Adjusted NAV[5]	
31 December 2006	$ 1.86
31 December 2005	$ 1.59

Notes:
1. The increase is due to the acquisition of Raffles City, investment in junior bonds in Aragorn ABS Berhad, investment to subscribe for 30% or 71.6 million of units in Quill Capita Trust and the net appreciation on revaluation of investment properties
2. The decrease is due to the investment in junior bonds in Aragorn ABS Berhad in cash and the payment of distribution on 26 September 2006
3. This includes RM70 million (approximately S$29.7 million) of net borrowings incurred by Aragorn and CCT's 60% interest (S$516.4 million) in the net borrowing incurred by RCS Trust
4. The increase is due to the issue of new units to part finance the acquisition of Raffles City, the issue of new units in payment of the Raffles City acquisition fee, the issue of new units in payment of the manager's management fee for Raffles City and the revaluation surplus from the increase in property values based on the independent market valuations dated 1 June 2006 and 1 December 2006
5. Assuming the distribution income has been paid out to the unitholders

CapitaCommercial Trust

Strong Financial Ratios

Total Debt	S$1,189m
Interest Coverage[1]	3.6 times
Gearing Ratio[2]	
- CCT + RCS Trust	30.8%
- RCS Trust	37.5%
Average Cost of Debt	
- CCT + RCS Trust	3.8%
- CCT (ex RCS Trust)	3.5%
Average Fixed Rate Term to Expiry	4.4 years
Corporate Rating	"A3" by Moody's

Low interest rate exposure
- 92% fixed until March 2009



92%
91%
91%
76%
76%
31%
31%
2006
2007
2008
2009
2010
2011
2012

Notes:
1. Ratio of net investment income before interest and tax over interest expenses
2. Ratio of borrowings over total deposited properties

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Distribution Payout

CapitaComm

Distribution Period	From 1 Sep 2006 to 31 Dec 2006
Distribution Rate	2.70 cents per unit Taxable - 2.673 cents per unit Tax-exempt - 0.027 cents per unit

Distribution Timetable

Trading on "Ex" Basis	1 February 2007
Books Closure Date	5 February 2007
Distribution Payment Date	28 February 2007

CapitaCommercial Trust



Portfolio Update

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82 - 4507

Gross Revenue - By Asset

	1 Sep 06 to 31 Dec 06			FY 2006
	Actual S$'000	Forecast [1] S$'000	Var.	Actual S$'000
Capital Tower	**14,068**	13,982	0.6%	42,446
6 Battery Road	**11,196**	11,000	1.8%	32,411
HSBC Building[2]	**2,822**	2,822	-	8,379
Starhub Centre	**4,272**	4,228	1.0%	12,809
Robinson Point	**2,141**	2,128	0.6%	6,304
Bugis Village	**2,867**	2,543	12.7%	8,335
Golden Shoe Car Park	**2,627**	2,359	11.4%	7,421
Market Street Car Park	**1,589**	1,331	19.4%	3,105
Sub-Total	**41,582**	40,393	2.9%	121,210
60% Interest in RCS	**31,019**	29,724	4.4%	31,019
Gross Revenue	**72,601**	70,117	3.5%	152,229

Notes:
1. The forecast for the period 1 September 2006 to 31 December 2006 is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City
2. Based on Net Rent

CapitaCommercial Trust

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Net Property Income - By Asset

	1 Sep 06 to 31 Dec 06			FY 2006
	Actual S$'000	Forecast [1] S$'000	Var.	Actual S$'000
Capital Tower	10,267	10,013	2.5%	30,159
6 Battery Road	8,425	8,053	4.6%	24,105
HSBC Building	2,812	2,812	-	8,307
Starhub Centre[2]	3,066	3,078	(0.4%)	9,831
Robinson Point [3]	1,440	1,478	(2.6%)	4,374
Bugis Village	2,216	1,913	15.8%	6,563
Golden Shoe Car Park	1,640	1,570	4.5%	5,080
Market Street Car Park	787	622	26.5%	1,802
Sub-Total	30,653	29,539	3.8%	90,221
60% Interest in RCS	21,967	21,327	3.0%	21,967
Net Property Income	52,620	50,866	3.4%	112,188

Notes:
1. The forecast for the period 1 September 2006 to 31 December 2006 is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City
2. Lower net property income due to write off of unamortised tenancy cost which is a non-tax deductible item and was added-back under the net tax adjustment
3. Lower net property income due to higher maintenance costs incurred to enhance the facilities offered by the building

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High Occupancy Rates Across Portfolio

Committed Occupancy as at 31 December 2006

Property	30 Jun 06 (%)	30 Sep 06 (%)	31 Dec 06 (%)
Capital Tower	100.0	100.0	100.0
6 Battery Road	100.0	100.0	100.0
Starhub Centre	100.0	100.0	100.0
Robinson Point	100.0	100.0	100.0
Bugis Village	93.0	94.4	95.3
Golden Shoe Car Park[1]	-	-	-
Market Street Car Park[2]	-	-	95.6
HSBC Building	100.0	100.0	100.0
Raffles City		98.6	99.5
- Raffles City Tower		99.8	99.8
- Raffles City Shopping Centre		97.2	99.3
Portfolio Committed Occupancy	**99.6**	**99.4**	**99.6**
Market Occupancy (URA Index)	**87.7**	**89.5**	**-**[3]

Notes:
1. Golden Shoe Car Park's retail space is temporarily closed for asset enhancement work in phases
2. Market Street Car Park's retail space has reopened in 4Q 2006 upon completion of asset enhancement work
3. URA has yet release the 4Q 2006 occupancy for island-wide office space

CapitaCommercial Trust

Strong Positive Rent Reversions

Leases committed from 1 January to 31 December 2006

	Renewed/New Leases as at 31 Dec 06 (% of portfolio) (sq m)	Increase in Rental vs		Retention Ratio
		Forecast Rent	Preceding Rent	
Renewals	37,617 (14.6%)	**10.5%**	**11.1%**	80.3%
New Leases[1]	13,830 (5.4%)	**12.9%**	**18.7%**	N.A.
Weighted Average	51,447 (20.0%)	**11.3%**	**13.8%**	N.A.

Note:
1. Exclude the new leases committed for the retail space of Golden Shoe Car Park and Market Street Car Park after asset enhancement work

CapitaCommercial Trust

Rental Outperformance Exceeding Previous Peak

6BR : Latest Signed S$13 psf pm

	Rental Rates Committed in 4Q 2006 (S$ psf pm)	Current Asking Rent (S$ psf pm)	Mthly Micro-Market Rent[1] (Dec 06) (S$ psf pm)
6 Battery Road	9.30 - 12.00	14.00	9.20
Capital Tower	N.A.[2]	9.50	6.50
Raffles City Tower	6.60 - 8.20	9.00 - 11.00	7.60
Robinson Point	N.A.[2]	7.50	6.50

Source: CB Richard Ellis Research

Notes:
1. Average micro-market rent for the month of December 2006. Based on typical lettings of up to 10,000 sq ft on standard lease terms. They also do not reflect lettings of anchor space
2. No transactions

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Portfolio - Balanced Lease Expiry

Leases up for Renewal[1] (By Gross Rent as at 31 Dec 2006)



13.2%
9.0%
19.2%
5.0%
13.1%
8.9%
1.4%
0.4%
9.0%
20.8% 2
2007
2008
2009
2010
2011 and Beyond
Office
Retail
Hotels and Convention Centre 3

Notes:

1. Excludes Golden Shoe Car Park which is undergoing asset enhancement work
2. Consists of a three year rent review lease
3. The hotels and convention lease at Raffles City is on a 20-year lease commencing from 7 November 1996

CapitaCommercial Trust

Office Expiry Offers Rent Upside

Office Leases up for Renewal[1] (By Gross Rent as at 31 Dec 2006)



23.6%[2]
34.4%
23.4%
2.4%
16.2%[3]
2007
2008
2009
2010
2011 and Beyond

Notes:
1. Excludes Golden Shoe Car Park which is undergoing asset enhancement work
2. 25.2% of office leases expiring in 2007 has been renewed
3. Consists of a three year rent review lease representing 5.9% of office's gross rent

82 - 4507

CapitaCommercial Trust

Upside Potential With Current Low Rent

Average Gross Rent of Expiring[1] Leases vs Micro-Market Rent[2]

Capital Tower



80%
60%
40%
20%
0%
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
Shenton Way/Tanjong Pagar Micro-Market Rent: S$6.00
38.7%
$4.22
42.1%
$3.86
$4.66
9.9%
2007
2008
2009
Office Space Lease Expiry (By Gross Rent)
Expiring Leases Ave Mthly Gross Rent (S$ psf)

6 Battery Road



60%
40%
20%
0%
$10.00
$8.00
$6.00
$4.00
$2.00
$-
Raffles Place Micro-Market Rent: S$9.20
$5.86
12.9%
31.2%
$5.34
29.6%
$7.22
2007
2008
2009
Office Space Lease Expiry (By Gross Rent)
Expiring Leases Ave Mthly Gross Rent (S$ psf)

Robinson Point



100%
80%
60%
40%
20%
0%
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
Shenton Way/Tanjong Pagar Micro-Market Rent: S$6.50
$3.20
21.2%
65.8%
$4.01
$4.71
10.2%
2007
2008
2009
Office Space Lease Expiry (By Gross Rent)
Expiring Leases Ave Mthly Gross Rent (S$ psf)

Raffles City Tower



80%
60%
40%
20%
0%
$8.00
$6.00
$4.00
$2.00
$-
Beach Road/Middle Road Micro-Market Rent: $7.60
$5.21
30.4%
$5.32
9.6%
60.0%
$5.44
2007
2008
2009
Office Space Lease Expiry (By Gross Rent)
Expiring Leases Ave Mthly Gross Rent (S$ psf)

Source: CBRE Research

Notes:
1. Lease expiry by Gross Rent as at 31 December 2006. Some of the leases have been renewed
2. Average micro-market rent for the month of December 2006. Based on typical lettings of up to 10,000 sq ft on standard lease terms. They also do not reflect lettings of anchor space

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Singapore Office Market Uptrend Continues

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Strong Demand, Tight Supply



Annual Supply, Demand & Occupancy (1990-2010)
million (sf)
4.50
3.50
2.50
1.50
0.50
(0.50)
(1.50)
110.0%
100.0%
90.0%
80.0%
70.0%
60.0%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007F
2008F
2009F
2010F
Past 10 year average annual supply 1.62m sf
Past 10 year average Demand 1.26m sf
Average annual new supply '07 – '10 is 0.78 m sf
New supply (m sq ft)
New demand (m sq ft)
Island wide Occupancy rate (%)
Grade A Occupancy (%)

Source: CBRE Research

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Rents Continue To Move Up

Average Prime Rents



$ psf per month
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Past 10 year average
Prime rent $6.09 psf pm
$7.81
$ 10.00
$ 11.00
$ 12.00
$ 12.50
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
2008E
2009E
2010E

Source: CBRE Research

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S'pore - Leading Rental Growth In 2006



Regional Comparisons
Year on Year Rent Increases as at 3Q 2006
Singapore
Manila
Hongkong
Bangkok
Tokyo
Shanghai Puxi
Sydney
50.0%
45.6%
35.3%
24.9%
11.9%
10.5%
6.1%
0%
10%
20%
30%
40%
50%

Source: CBRE Research

CapitaCommercial Trust

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But Still Relatively Cheaper....

Ranking	City	US$ psf pm
1	London (West End), England	17.67
2	Tokyo (Inner Central), Japan	12.14
3	London (City), England	12.07
4	Tokyo (Outer Central), Japan	11.13
5	Hong Kong	9.69
6	Moscow, Russia	9.11
7	Mumbai (Bombay), India	8.84
8	Paris, France	8.80
9	Dublin, Ireland	7.71
10	Dubai, United Arab Emirates	7.26
11	New Delhi, India	6.82
12	Edinburgh, Scotland	6.54
13	Manchester, England	6.54
14	Paris La Defense, France	6.43
15	Leeds, England	5.99
16	Seoul, South Korea	5.95
17	Birmingham, England	5.84
18	Glasgow, Scotland	5.72
19	Bristol, England	5.68
20	Madrid, Spain	5.53
21	Milan, Italy	5.34
22	Aberdeen, Scotland	5.25
3	Zurich, Switzerland	5.19
24	New York – Midtown Manhattan	5.17
25	Stockholm, Sweden	4.88
26	Jersey, England	4.83
27	Luxembourg City, Luxembourg	4.78
28	Geneva, Switzerland	4.75
29	Frankfurt am main, Germany	4.70
30	Liverpool, England	4.52
31	Calgary, Canada (CBD)	4.46
32	Brussels, Belgium	4.42
33	Abu Dhabi, United Arab Emirates	4.40
34	Toronto, Canada (CBD)	4.40
35	Athens, Greece	4.38
36	Munich, Germany	4.36
37	Singapore	4.35
38	Rio de Janeiro, Brazil	4.28
39	Rome, Italy	4.03
40	Barcelona, Spain	3.94
41	Amsterdam, Netherlands	3.87
42	Shanghai (Pudong), China	3.83
43	Shanghai (Puxi), China	3.80
44	Washington, DC (CBD)	3.63
45	Oslo, Norway	3.62
46	Sydney, Australia	3.58
47	Sao Paulo, Brazil	3.55
48	New York – Downtown Manhattan	3.50
49	Caracas, Venezuela	3.48
50	Warsaw, Poland	3.47

Source: ***Global Office Rental Comparison (Nov 2006)***, CBRE Research

CapitaCommercial Trust



CCT Strategies

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CCT's Strategy


CCT
Pro-active asset management
- Rental income
- Non-rental income
- Improving customer relationship
Asset enhancement initiatives
- Market St CP
- Golden Shoe CP
- Raffles City
Acquisitions with long term growth
Property Acquisitions
ABS / S'pore property funds
Overseas REITs
Development projects (local/overseas)
√ Singapore assets
√ Wisma Technip
√ QCT

CapitaCommercial Trust



Asset Enhancement
- Golden Shoe Car Park

CapitaCommercial Trust

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Golden Shoe - On Track To Complete 1Q 07



Before refurbishment





Artist's impression of the new look


From Moments to Memories



Some new retail shops

- Committed occupancy of 98% as at 31 December 2006
- Achieved 26% increase in rent based on average achieved rents
- On track to complete by 1Q 2007

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CapitaCommercial Trust



Acquisition - Investment in Quill Capita Trust (QCT)

CapitaCommercial Trust

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2nd Foray Into Malaysia - 30% QCT

QuillCapita Trust

Rationale

- ❑ Long term sustainable vehicle
- ❑ Platform for growth in improving real estate market
- ❑ Ability to scale quickly in completed properties



Trading at >40% above institutional issue price[1] of RM0.92
Closing Price (RM)
1.40
1.30
1.20
1.10
1.00
0.90
0.80
8/1/07
9/1/07
10/1/07
11/1/07
12/1/07
15/1/07
16/1/07
17/1/07
18/1/07
19/1/07
22/1/07
23/1/07
24/1/07

CapitaCommercial Trust

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QCT Initial Property Portfolio

QuillCapita Trust

Total NLA : 493,118 sq ft

Total Value : RM280 million

Quill Building 1 – DHL 1



NLA : 92,284 sq ft

Value : RM 53.1 mil

Quill Building 2 - HSBC



NLA : 184,453 sq ft

Value : RM 109.0 mil


N
K. LUMPUR
PUTRAJAYA
LEBUHRAYA ELITE
CYBERJAYA
DENGKIL / KLIA

Quill Building 3 – BMW



NLA : 117,198 sq ft

Value : RM 60.2 mil

Quill Building 4 – DHL 2



NLA : 99,183 sq ft

Value : RM 57.7 mil

Well-Located In Cyberjaya


QB2
(HSBC)
QB1
(DHL1)
QB4
(DHL2)
QB3
(BMW)
(FUJITSU)
(EDS)
HEADQUARTERS
BUS
STATION
NORTH

LOCATION OF SUBJECT PROPERTIES

Source: Quill Capita Trust's IPO prospectus dated 11 December 2006

CapitaCommercial Trust

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Stable With Step-Up Rental

Step-up rental rates in the next 3 years

Average Rental Rates (RM psf/mth) and Occupancy Rates (%)


Average Rental Rates (RM psf/mth)
4.60
4.40
4.20
4.00
3.80
3.60
3.40
3.20
3.00
100%
100%
100%
100%
3.55
3.99
4.10
4.38
2006
2007
2008
2009
Financial Year
Average Rental Rates (RM psf/month)
Occupancy Rates (%)

Source: Quill Capita Trust's IPO prospectus dated 11 December 2006

Summary

CapitaCommercial Trust

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In Summary

2006: Stellar Year

- Largest commercial REIT in Singapore with S$3.9b assets and 2nd largest S-REIT
- Generate total return of 82% for 2006
- Market capitalisation increased by 192%
- Inclusion in MSCI

2007: Brighter growth

- Driven by asset enhancements, new acquisitions and strong rental growth
- Pursue investments and development opportunities both in Singapore and abroad

CapitaCommercial Trust

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

Investor & Analyst Contact:
Heng Hui Lin, (65) 6826 5841
Liu Chen Yin, (65) 6826 5722

Additional Information

CapitaCommercial Trust

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Raffles City

CCT Portfolio

CapitaCommercial Trust

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Gross Revenue - By Asset

	FY2006	4Q2006	1 Sep 06 to 31 Dec 06		
	Actual S$'000	Actual S$'000	Actual S$'000	Forecast[1] S$'000	Var.
Capital Tower	**42,446**	10,545	**14,068**	13,982	0.6%
6 Battery Road	**32,411**	8,421	**11,196**	11,000	1.8%
HSBC Building[2]	**8,379**	2,117	**2,822**	2,822	-
Starhub Centre	**12,809**	3,211	**4,272**	4,228	1.0%
Robinson Point	**6,304**	1,610	**2,141**	2,128	0.6%
Bugis Village	**8,335**	2,183	**2,867**	2,543	12.7%
Golden Shoe Car Park[3]	**7,421**	1,952	**2,627**	2,359	11.4%
Market Street Car Park[4]	**3,105**	1,352	**1,589**	1,331	19.4%
Sub-Total	**121,210**	**31,391**	**41,582**	**40,393**	**2.9%**
Raffles City	**31,019**	23,712	**31,019**	29,724	4.4%
Gross Revenue	**152,229**	**55,103**	**72,601**	**70,117**	**3.5%**

Notes:
1. The forecast for the period 1 September 2006 to 31 December 2006 is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City
2. Based on Net Rent
3. Golden Shoe Car Park is currently undergoing asset enhancement work
4. Retail spaces started to generate income progressively from September 2006

CapitaCommercial Trust

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Net Property Income - By Asset

	FY 2006	4Q 2006	1 Sep 06 to 31 Dec 06		
	Actual S$'000	Actual S$'000	Actual S$'000	Forecast[1] S$'000	Var.
Capital Tower	**30,159**	7,594	**10,267**	10,013	2.5%
6 Battery Road	**24,105**	6,468	**8,425**	8,053	4.6%
HSBC Building	**8,307**	2,109	**2,812**	2,812	-
Starhub Centre[2]	**9,831**	2,300	**3,066**	3,078	(0.4%)
Robinson Point[3]	**4,374**	1,063	**1,440**	1,478	(2.6%)
Bugis Village	**6,563**	1,687	**2,216**	1,913	15.8%
Golden Shoe Car Park	**5,080**	1,250	**1,640**	1,570	4.5%
Market Street Car Park	**1,802**	741	**787**	622	26.5%
Sub-Total	**90,221**	23,212	**30,653**	29,539	3.8%
Raffles City	**21,967**	16,620	**21,967**	21,327	3.0%
Net Property Income	**112,188**	39,832	**52,620**	50,866	3.4%

Notes:
1. The forecast for the period 1 September 2006 to 31 December 2006 is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City
2. Lower net property income due to write off of unamortised tenancy cost which is a non-tax deductible item and was added-back under the net tax adjustment
3. Lower net property income due to higher maintenance cost incurred to enhance the facilities offered by the building

CapitaCommercial Trust

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Market Valuation

Properties	As at 1 Dec 06 (S$'000)	As at 1 Dec 05 (S$'000)	Variance (%)
CCT			
Capital Tower	**807,000**	730,000	10.5
6 Battery Road	**810,000**	648,300	24.9
Starhub Centre	**252,000**	239,000	5.4
Robinson Point	**124,000**	106,000	17.0
HSBC Building	**193,000**	166,000	16.3
Bugis Village	**70,000**	66,000	6.1
Golden Shoe CP	**96,000**	78,300	22.6
Market Street CP	**52,000**	42,500	22.4
Total	**2,404,000**	**2,076,100**	**15.8**
RCS Trust			
Raffles City	**2,266,000**[1]	**2,160,553**[2]	4.9

Notes:
1. CCT's 60% interest in *Raffles* City amounted to S$1,359.6 million
2. The value is based on purchase price at S$2,085 million *with* additional capitalised cost. CCT's 60% interest in Raffles City amounted to S$1,296.3 million

CapitaCommercial Trust

Top Ten Tenants (Committed) @ 31 Dec 06

Tenant	Lease Expiry Date[1]	Percentage of Monthly Gross Rent (excluding turnover rent)
RC Hotels (Pte) Ltd	Dec 06[2], Feb 07, Jun 07, Jul 07, Jul 08, Nov 2016	21.0%
Government of Singapore Investment Corporation Pte Ltd	Jan 08	6.5%
Standard Chartered Bank	Jan 08, Oct 09, Jan 10, Jan 20	5.3%
The Hongkong and Shanghai Banking Corporation Limited	Apr 12	4.2%
JPMorgan Chase Bank, N.A.	Dec 07	3.9%
Robinson & Co (S) Pte Ltd	Mar 07	3.3%
Economic Development Board	Feb 08, Jun 09	2.3%
Cisco Systems (USA) Pte Ltd	Feb 07	2.1%
CapitaLand Group[3]	Jun 08, Jul 09, Jan 10	1.9%
StarHub Ltd	Nov 07, Feb 09	1.7%
Top Ten Tenants		52.0%
Other Tenants		48.0%
Total		100.0%

Notes:
1. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one expiry date for such tenants
2. Tenant has renewed for a period of three years
3. Refers to CapitaLand and CapitaCommercial and Integrated Development as tenants of Capital Tower and Robinson Point respectively

CapitaCommercial Trust

Stable Portfolio Diversification

Portfolio by Gross Revenue[1]



20.4%
27.9%
2.0%
4.9%
5.5%
4.1%
8.4%
5.5%
21.3%
Capital Tower
6 Battery Road
HSBC Building
Starhub Centre
Robinson Point
Bugis Village
Golden Shoe Car Park
Market Street Car Park
Raffles City2

Notes:

1. Based on Gross Revenue for the month of December 2006
2. Represents CCT's interest of 60% in Raffles City

CapitaCommercial Trust

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Office Trade Mix

Trade Sector Analysis by Gross Rent as at 31 Dec 2006



40.5%
14.9%
7.4%
6.2%
4.3%
3.5%
3.2%
2.0%
1.2%
9.9%
6.9%
Banking, Insurance & Financial Services
Government & Government Linked Office
IT Services & Consultancy/Internet Trading
Real Estate & Property Services
Telecommunications
Business Management/Consultancy Services/Business Activities
Legal
Education
Ancillary Food & Beverage
Others
Car Park Income1

Note:
1. Refers to car park income from Golden Shoe Car Park and Market Street Car Park for the month of December 2006

CapitaCommercial Trust

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Raffles City

CapitaCommercial Trust

Performance of RCS Trust - CCT

	1 Sep 2006 to 31 Dec 2006			
	CCT's 60% Interest			RCS Trust
	Actual S$'000	Forecast [1] S$'000	Var.	Actual S$'000
Gross Revenue	**31,019**	**29,724**	**4.4%**	**51,694**
- Office	4,599	4,424	4.0%	7,665
- Retail	12,686	12,526	1.3%	21,141
- Hotel	12,738	12,026	5.9%	21,229
- Others	996	748	33.2%	1,659
Net Property Income	**21,967**	**21,327**	**3.0%**	**36,612**

Note:

1. The forecast for the period 1 September 2006 to 31 December 2006 is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City

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CapitaCommercial Trust

Occupancy and Renewals/New Leases

Renewals and New Leases Committed from 1 Sep to 31 Dec 2006

	Renewed/New Leases as at 31 Dec 06 (% of portfolio) (sq m)	Increase in Rental vs		Committed Occupancy as at 31 Dec 06
		Forecast Rent	Preceding Rent	
Raffles City Tower	8,150 (23.1%)	5.9%	4.2%	99.8%
Raffles City Shopping Centre	482 (1.5%)	3.0%	6.3%	99.3%
Weighted Average	8,631 (12.7%)	5.1%	7.4%	99.5%

CapitaCommercial Trust

Lease Expiry Profile - Raffles City

Leases up for Renewal (By Gross Rent[1] as at 31 Dec 2006)


17.4%
4.7%
8.9%
1.5%
12.4%
9.3%
0.8%
45.0%
2007
2008
2009
2010
2011 and Beyond
Office
Retail
Hotels and Convention Centre

Note:
1. Excludes *turnover* rent

CapitaCommercial Trust

Lease Expiry Profile - Raffles City Tower

Leases up for Renewal (By Gross Rent as at 31 Dec 2006)



30.4%
9.6%
60.0%
2007
2008
2009
2010
2011 and Beyond

Weighted Average Expiry	1.4 yrs

CapitaCommercial Trust

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Lease Expiry Profile - Raffles City Shopping Centre

Leases up for Renewal (By Gross Rent[1] as at 31 Dec 2006)



44.0%
22.6%
31.4%
2.0%
2007
2008
2009
2010
2011 and Beyond

Weighted Average Expiry	1.3 yrs

Note:
1. Excludes turnover rent

CapitaCommercial Trust

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Top Ten Tenants - Raffles City Tower

Top Ten Committed Tenants as at 31 Dec 2006

Tenant	Lease Expiry Date[1]	% of Gross Rent
Economic Development Board[2]	Feb 08, Jun 09	31.3%
Phillip Securities Pte Ltd	Dec 09	13.2%
Accenture Pte Ltd	Aug 07	11.9%
Total Trading Asia Pte. Ltd.	Dec 09	3.9%
Qantas Airways Limited	Feb 07	2.3%
Noonday Asset Management Asia Pte. Ltd.	Dec 09	2.2%
Professional Investment Advisory Services Pte Ltd	Aug 07	2.1%
Petro-Diamond Singapore (Pte) Ltd	Oct 08	1.9%
LVMH Watch & Jewellery Singapore Pte Ltd	Jun 07	1.9%
The European Community	Jun 09	1.8%
Top Ten Tenants		**72.5%**
Other Tenants		27.5%
Total		**100.0%**

Notes:
1. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one expiry date for such tenants
2. Includes TIF Ventures Pte Ltd, an indirect wholly owned subsidiary of Economic Development Board

CapitaCommercial Trust

Top Ten Tenants - Raffles City Shopping Centre

Top Ten Committed Tenants as at 31 Dec 2006

Tenant	Lease Expiry Date[1]	% of Gross Rent (excluding turnover rent)
Robinson & Co (S) Pte Ltd[2]	Feb 07, Mar 07	17.9%
Esprit Retail Pte Ltd	Sep 07	3.3%
Cold Storage Singapore (1983) Pte Ltd	Nov 08	3.2%
Food Junction Management Pte Ltd	Nov 08	2.6%
DBS Bank Ltd	Jun 07, Nov 08	1.9%
Hinckley S'pore Trading Pte Ltd	May 08, Nov 09	1.9%
Adidas Singapore Pte Ltd	May 09	1.6%
Jay Gee Enterprises (Pte) Ltd	Feb 07, Sep 07, Dec 08	1.6%
Cortina Watch Pte Ltd	Apr 09	1.6%
American Style Pte Ltd	Apr 09	1.5%
Top Ten Tenants		**37.1%**
Other Tenants		62.9%
Total		**100.0%**

Notes:
1. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one expiry date for such tenants
2. Comprises Robinsons & Company (Singapore) Private Limited, and John Little Private Limited

CapitaCommercial Trust

Trade Mix - Raffles City Tower

Trade Sector Analysis by Gross Rent as at 31 Dec 2006



19.3%
32.6%
1.4%
2.5%
9.3%
13.7%
21.2%
Government and Government Linked Office
Banking, Insurance & Financial Services
IT Services & Consultancy/Internet Trading
Business Management/Consultancy Services/Business Activities
Real Estate & Property Services
Telecommunications
Others

CapitaCommercial Trust

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Trade Mix - Raffles City Shopping Centre

Trade Sector Analysis by Gross Rent[1] as at 31 Dec 2006


3.2%
1.1%
0.8%
3.8%
6.2%
37.5%
9.0%
16.6%
21.8%
Fashion
Food & Beverage/Food Court
Department Store
Educational/Services
Books/Gifts & Specialty/Hobbies/Toys
Leisure and Entertainment/Sports & Fitness
Supermarkets
Home Furnishings
Electronics

Note:
1. Excludes turnover rent

CapitaCommercial Trust



Quill Capita Trust

CapitaCommercial Trust

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Structure Of QCT


CapitaLand
40%
Quill Capita Management Sdn Bhd
(The Manager)
Unitholders
Investment in QCT
Distribution in the form of dividends and other distributions
Management fee
Management services
QCT
Trustee's fee
Acts on behalf of Unitholders
Mayban Trustees Berhad
Ownership of assets (vested in trustee)
Rental income & other income
Ooi & Zaharin Sdn Bhd
(Knight Frank)
(The Property Manager)
Property management fee
Property management services
Real Estate Assets
DHL 1
HSBC
BMW
DHL 2
Other Authorised Investments

Source: Quill Capita Trust's IPO prospectus dated 11 December 2006

CapitaCommercial Trust

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QCT's Strategy Is Aligned With CCT

- Acquisition Growth and Portfolio Management Strategy
  - Acquire yield-accretive properties
  - Adjust portfolio mix through acquisition or sale

- Active Asset Management Strategy
  - Maximise tenant retention and diversify tenant base
  - Proactive marketing plans
  - Continued minimisation of property expenses
  - Asset enhancement

- Capital Management Strategy
  - Optimal gearing level
  - Active interest rate management

Source: Quill Capita Trust's IPO prospectus dated 11 December 2006

CapitaCommercial Trust

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QCT Property Details

Building	DHL 1	HSBC	BMW	DHL 2
Description	4-storey office building with a sub basement and a basement car park	4-storey office building with a sub-basement car park	4-storey office building together with 1 level of sub-basement and 1 level basement car park	4-storey office building with sub-basement and 2-level basement car parks
Land Tenure	Freehold	Freehold	Freehold	Freehold
Year of Completion	2002	2003	2005	2005
Net Lettable Area	92,284 sq ft	184,453 sq ft	117,198 sq ft	99,183 sq ft
Occupancy	100%	100%	100%	100%
No. of Tenants	1	1	6	1
Main Tenant(s)	DHL	HSBC	- BMW - Affiliated Computer Services - Panasonic - TRW Automotive Services - Quill Construction	DHL
Use	Information Service and Data Centre	Data Processing Centre	Data and Training Centre (BMW)	Information Service and Data Centre
Valuation (as at 24 Feb 06)	RM53.1 mil	RM109.0 mil	RM60.2 mil	RM57.7 mil
Purchase Price	RM52.1 mil	RM107.5 mil	RM59.4 mil	RM57.0 mil
Gross Revenue (Forecast 2007)	RM 4.6 mil	RM 9.3 mil	RM 5.4 mil	RM 4.5 mil
Net Property Yield (FY2007)	8.9%	8.3%	9.8%	7.9%

Source: Quill Capita Trust's IPO prospectus dated 11 December 2006

Quill Building 1 - DHL 1



3509 & 3511 Jalan Teknokrat 5,
63000 Cyberjaya, Selangor

Highlights Of The Property

- ✓ Leased to Asia Pacific Information Services, a subsidiary of DHL for 7 years expiring on 31 March 2009 with another option of 3 years with agreed step-up rental rates
- ✓ Nerve Centre of DHL Worldwide
- ✓ This building is **one of DHL's Global IT Centres** – others are in Bonn, Phoenix, Prague. These **4 centres supports the DHL Worldwide network**
- ✓ Provides centralized technical and application resource
- ✓ **This is the largest and most comprehensive IT operations in Asia Pacific**
- ✓ As of December 2005, this centre has 1,200 mission critical applications which been designed and built while 600 servers and 150 Terabytes of data are managed daily
- ✓ Network operations **connecting 220 countries worldwide**

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CapitaCommercial Trust

Source: Quill Capita Trust's IPO prospectus dated 11 December 2006

Quill Building 2 - HSBC


HSBC

3500 Jalan Teknokrat 3,
63000 Cyberjaya, Selangor



Highlights Of The Property

- ✓ Leased to HSBC Electronic Data Processing (Malaysia) Sdn Bhd, a wholly owned subsidiary of HSBC Overseas Holdings (UK) Ltd
- ✓ 6 years lease term expiring on 9 November 2009 with two further options of 3 years and 2 years respectively, with agreed step-up rental rates
- ✓ **Largest of the 7 HSBC Group Service Centres worldwide**
- ✓ This centre works around the clock supports the group's businesses in New Zealand, Australia, Singapore, Taiwan, Britain and United States
- ✓ This centre undertakes back office global processing functions for the group such as account opening and closing customer calls, payments, trade, credit cards and mortgage processing

Source: Quill Capita Trust's IPO prospectus dated 11 December 2006

CapitaCommercial Trust

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Quill Building 3 - BMW



3501 Jalan Teknokrat 5,
63000 Cyberjaya, Selangor

Tenant	i. BMW Asia Technology Centre Sdn Bhd ii. BMW Malaysia Sdn Bhd iii. Affiliated Computer Services Malaysia Sdn Bhd iv. Panasonic R&D Centre Malaysia Sdn Bhd v. TRW Automotive Services Sdn Bhd; and vi. Quill Construction Sdn Bhd
Lease Period	i. 5 + 3 + 3 years expiring on 30 Nov 2009 ii. 5 + 3 + 3 years expiring on 30 Nov 2009 iii. 5 + 3 years expiring on 24 October 2010 iv. 4 + 3 years expiring on 26 March 2009 v. 5 + 5 + 5 years expiring on 31 July 2011 vi. 5 + 3 + 3 years expiring on 30 Nov 2009 (all of which are with agreed step-up rental rates)

Highlights Of The Property

- ✓ This centre, known as the BMW Group Data Centre (GDC), **is one of three global data centres that BMW operates**. The other centres are located at Spartanburg in the United States and Munich, Germany
- ✓ The Asia Pacific GDC supports BMW's Asian country operations including Japan, South Korea, New Zealand, Australia, India and China as well as parts of Russia
- ✓ On 16 September 2006, this building was awarded the winner under the Category 3 Commercial Building for the PAM 2006 Awards for the excellence in architecture by Pertubuhan Akitek Malaysia (PAM) .

Source: Quill Capita Trust's IPO prospectus dated 11 December 2006

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CapitaCommercial Trust

Quill Building 4 - DHL 2



3504 Jalan Teknokrat 5,
63000 Cyberjaya, Selangor



Highlights Of The Property

- ✓ Leased to Asia Pacific Information Services Sdn Bhd, a wholly owned subsidiary of DHL Worlwide Express B.V. for 7 years expiring on 31 December 2012 with an option to extend for another 3 years with agreed step-up rental rates
- ✓ This is **an extended DHL building** to accommodate its burgeoning activities
- ✓ DHL-1 has been converted into a full-fledged major data centre and software development centre
- ✓ This new annexe can accommodate 550 people , 13 training rooms, over 20 discussion meeting rooms, a cafeteria and staff recreation area

Source: Quill Capita Trust's IPO prospectus dated 11 December 2006

CapitaCommercial Trust

Composition Of Portfolio

Breakdown of Net Lettable Area by Tenants



40%
35%
30%
25%
20%
15%
10%
5%
0%
6%
6%
39%
37%
7%
3%
2%
TRW Automotive
QCSB
DHL
HSBC
BMW
ACSM
Panasonic

Total NLA: 493,118 sq ft

Breakdown of Net Lettable Area by Business Sector of Tenants



Banking 37%
Consumer Products 2%
Construction 6%
Logistics 39%
Automotive 13%
Information Technology 3%

Total NLA: 493,118 sq ft

Source: Quill Capita Trust's IPO prospectus dated 11 December 2006

CapitaCommercial Trust

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Malaysia's Office Market

- Economy is projected to grow at an average of 6% per annum as forecasted in the 9th Malaysian Plan (2006 – 2010)
- Occupancies and rentals are expected to head north due to optimistic GDP growth & shortage of Grade A office space in Kuala Lumpur
- According to DTZ Nawawi Tie Leung Property Consultant ("DTZ"), Grade A office buildings are enjoying over 90% occupancy and rentals are climbing
- Higher occupancy and tight supply of good grade office space have been driving rental rates upwards. Prime office rents in the city centre increased 3.9% since 4Q2005 to average RM$5.34 psf while prime capital values posted marginal increase to average RM$630 psf in 3Q2006
- In the Golden Triangle, vacancy is 4.6% for prime A buildings, with demand coming mainly from the oil and gas sector
- Strong demand for prime quality space is expected to continue into the near term, boosted mainly by further liberalisation in the financial sector

CapitaCommercial Trust

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Jan-2007 07:41:18
Announcement No.	00010

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "Asset Valuation"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.Asset.Valuation.26Jan07.pdf Total size = **23K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 6 February 2004 (as amended))

ASSET VALUATION

Pursuant to Rule 703 of the SGX-ST Listing Manual, the Board of Directors of CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust (the "Manager") wishes to announce that the Manager has obtained new independent valuations, as of 1 December 2006, for all properties owned by CapitaCommercial Trust ("CCT") and RCS Trust which CCT has a 60% interest.

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaCommercial Trust
Date of Valuation	1 December 2006
Valuer	CB Richard Ellis (Pte) Ltd

Description of Property	**Valuation (S$' million)**
Capital Tower 168 Robinson Road	807.0
6 Battery Road	810.0
Starhub Centre 51 Cuppage Road	252.0
Robinson Point 39 Robinson Road	124.0
HSBC Building 21 Collyer Quay	193.0
Bugis Village 62 to 67 Queen Street 151 to 166 Rochor Road 229 to 253 (odd numbers only) Victoria Street	70.0
Golden Shoe Car Park 50 Market Street	96.0
Market Street Car Park 146 Market Street	52.0

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee-manager of RCS Trust	
Date of Valuation	1 December 2006	
Valuer	CB Richard Ellis (Pte) Ltd	
Description of Property		**Valuation (S$' million)**
Raffles City 250 & 252 North Bridge Road, 2 Stamford Road and 80 Bras Basah Road		2,266.0 [1]

Note:
(1) CCT's 60% interest in Raffles City amounted to S$1,359.6 million.

Copies of the valuation reports for the above properties are available for inspection at the Manager's registered office at 39 Robinson Road #18-01, Robinson Point, Singapore 068911, during normal business hours for a period of three months from the date hereof.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
26 January 2007

Important Notice

The value of units in CapitaCommercial Trust ("Units") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that the holder of Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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Miscellaneous

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	26-Jan-2007 19:38:23
Announcement No.	00148

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Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "Announcements by Quill Capita Trust - 4th Quarter Financial Results ended 31 December 2006 and Notice of Book Closure"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.QCT.Results.26Jan07.pdf CCT.QCT.Notes.26Jan07.pdf CCT.QCT.Annc.cover.26Jan07.pdf CCT.QCT.annc.26Jan07.pdf Total size = **1040K** (2048K size limit recommended)

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Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (As manager of CCT)
Date & Time of Broadcast	26-Jan-2007 19:07:22
Announcement No.	00137

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcements by Quill Capita Trust - 4th Quarter Financial Results Ended 31 December 2006 and Notice of Book Closure
Description	The announcements issued by Quill Capita Management Sdn Bhd, as manager of Quill Capita Trust, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of Quill Capita Trust.
Attachments:	QCT_qtr_announcement_26_Jan_2007.pdf QCT_qtr_announcement_results_26_Jan_2007.pdf QCT_qtr_announcement_notes_26_Jan_2007.pdf Total size = **926K** (2048K size limit recommended)

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QUILL CAPITA TRUST
CONDENSED INCOME STATEMENT (UNAUDITED)
FOR THE PERIOD ENDED 31 DECEMBER 2006

	12.10.2006 to 31.12.2006 RM
TOTAL INCOME	
Gross rental *	1,972,386
Property operating expenses	(308,724)
Net rental income	1,663,662
Interest income	12,950
	1,676,612
TOTAL EXPENDITURE	
Manager's fees	(101,682)
Trustee's fee	(5,338)
Borrowing costs	(315,454)
Auditors' remuneration	(20,000)
Tax agent's fee	(4,000)
Administrative expenses	(36,504)
	(482,978)
INCOME BEFORE TAX	1,193,634
Income tax expense	(15,000)
NET INCOME FOR THE PERIOD	1,178,634
NET INCOME DISTRIBUTION	
Proposed distribution of 0.4938 sen payable on 28 February 2007 **	1,178,634
INCOME AFTER TAXATION IS MADE UP OF THE FOLLOWING :	
Realised	1,178,634
Unrealised	-
TOTAL UNITS ISSUED AS AT 8 JAN 2007	**238,691,000**
EARNINGS PER UNIT	
-after managers' fees (sen)	0.4938
-before managers' fees (sen)	0.5364

* The Sale & Purchase Agreements dated 17 October 2006 (the "SPAs ") of the four real estate properties (Quill Building 1, Quill Building 2, Quill Building 3 and Quill Building 4) signed between Maybank Trustee Berhad (as Trustee for QCT) and the vendors were completed on 20 November 2006. According to the terms of the SPAs, the revenue and expenditure of the four real estate properties would acccrue to QCT upon the cash payment, which was satisfied via the issuance of CPs/MTNs on 1 December 2006.

** Withholding tax will be deducted from distributions made to non-resident Unitholders.

The accompanying notes form an integral part of the financial statements.

CONDENSED BALANCE SHEET
AS AT 31 DECEMBER 2006

	2006 RM
NON-CURRENT ASSETS	
Real Estate Properties	276,000,000
CURRENT ASSETS	
Trade and other receivables	4,522,053
Deposits with licensed financial institution	9,900,000
Cash and bank balances	94,119
	14,516,172
CURRENT LIABILITIES	
Provision for income distribution	1,178,634
Trade and other payables	5,766,448
Borrowings	89,533,446
Provision for taxation	15,000
	96,493,528
NET CURRENT ASSETS	(81,977,356)
NON-CURRENT LIABILITIES	
Security deposits	8,021,844
NET ASSETS VALUE	**186,000,800**
Represented by:	
UNITHOLDERS' FUND	
Unitholders' capital	186,000,800
Undistributed income	-
	186,000,800
NET ASSET VALUE PER UNIT (RM)	0.80
NUMBER OF UNITS IN CIRCULATION AS AT 31 DEC 2006	232,501,000
NUMBERS OF UNITS AS AT 8 JAN 2007	238,691,000

* No comparative figures are available as it is the first quarterly report prepared by QCT to BURSA Malaysia Securities Berhad in compliance with the listing requirement.

The accompanying notes form an integral part of the financial statements.

CONDENSED STATEMENT OF CHANGES IN NET ASSET VALUE
FOR THE PERIOD ENDED 31 DECEMBER 2006' (UNAUDITED)

	Unitholders' Capital RM	Distributable Undistributed Income RM	Unitholders' Fund RM
At 12 October 2006 (date of establishment)	-	-	-
Creation of units	186,000,800	-	186,000,800
Net income for the period	-	1,178,634	1,178,634
Distribution to unitholders	-	(1,178,634)	(1,178,634)
At 31 December 2006	186,000,800	-	186,000,800

The accompanying notes form an integral part of the financial statements.

CONDENSED CASH FLOW STATEMENT
FOR THE PERIOD ENDED 31 DECEMBER 2006 '(UNAUDITED)

	12.10.2006 to 31.12.2006 RM
CASH FLOW FROM OPERATING ACTIVITIES	
Profit before tax	1,193,634
Adjustment for:	
Interest expenses	305,334
Amortisation of transaction costs	10,120
Interest income	(12,950)
Operating profit before working capital changes	1,496,138
Trade and other receivables	(4,515,191)
Trade and other payables	12,938,292
Net cash generated from operating activities	9,919,239
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of investment properties	(90,000,000)
Interest income	6,088
Net cash used in investing activities	(89,993,912)
CASH FLOW FROM FINANCING ACTIVITIES	
Interest paid	(1,832,008)
Proceed from borrowings	91,900,000
Proceed from issue of units	800
Net cash generated from investing activities	90,068,792
NET INCREASE IN CASH AND CASH EQUIVALENTS	9,994,119
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	9,994,119

Cash and cash equivalents at end of period comprises:

Deposit with licensed financial institution	9,900,000
Cash and bank balances	94,119
	9,994,119

The accompanying notes form an integral part of the financial statements.

EXPLANATORY NOTES FOR QUARTER ENDED 31 DECEMBER 2006

A1 BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention except for investment in real estate properties which is stated at fair value.

The financial statements comply with the applicable MASB Approved Accounting Standards in Malaysia for Entities Other Than Private Entities , applicable provisions of The Deed and the Securities Commission's Guidelines on Real Estate Investment Trusts.

A2 BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of QCT and its wholly owned special purpose vehicle, which QCT has power to exercise control over the financial and operating policies so as to obtain benefits from their activities. The financial statements of the special vehicle has been prepared for the same reporting date as QCT.

Wholly-owned special purpose vehicle is consolidated from the date of acquisition , being the date on which QCT obtained control , and continues to be consolidated until the date that such control ceases. In preparing the consolidated financial statements, intragroup balances, transactions and unrealised gains or losses are eliminated in full. Uniform accounting policies are adopted in the consolidated financial statements for like transactions and events in similar circumstances.

Acquistion of wholly owned special purpose vehicle is accounted for using the purchase method.The purchase method of accounting involves allocating the cost of the acquisition to the fair value of the assets acquired and liabilities and contingent liabilities assumed at the date of acquisition. The cost of acquistion is measured as the aggregate of the fair values at the date of exchange , of the assets given , liabilities incurred or assumed , and equity instruments issued , plus any costs directly attributable to the acquistion.

Any excess of the costs of the acquisition over QCT's interest in the net fair value of the identifiable assets, liabilities, and contingent liabilties represents goodwill . Any excess of QCT's interest in the net fair value of the assets, liabilities and contingent liabilities over the cost of acquisition is recognised immediately in the income statement .

A3 AUDIT REPORT OF PRECEDING FINANCIAL YEAR ENDED 31 DECEMBER 2006

There was no audited report for the preceding year ended 31 December 2005 as QCT was established on 12 October 2006.

A4 SEASONALITY OR CYCLICALITY OF OPERATIONS

The business operations of QCT are not materially affected by any seasonal or cyclical factor.

A5 EXCEPTIONAL OR UNUSUAL ITEMS

During the current financial period, there was no item of an exceptional or unusual nature that affects the assets, liabilities, equity, net income or cash flows of QCT.

A6 CHANGES IN ESTIMATES OF AMOUNTS REPORTED

This is not applicable as there was no estimate of amounts reported.

A7 CHANGES IN DEBT AND EQUITY SECURITIES

During the period, QCT, through its wholly owned special purpose vehicle, Gandalf Capital Sdn Bhd, drawndown RM 90,067,992 from the Commercial Papers/Medium Term Notes ("CP/MTN") programme to part finance acquisition of its investment properties.

A8 INCOME DISTRIBUTION

There will be a distribution of RM 1,178,634 to be made on 28 February 2007 . Provision was made to distribute 100% of distributable income for the period ended 31 December 2006 in accordance with the Trust Deed dated 9 October 2006.

A9 SEGMENT REPORTING

No segment information is prepared as QCT's activities are predominantly in one industry segment and occur predominantly in Malaysia.

A10 VALUATION OF INVESTMENT PROPERTIES

The real estate properties were purchased by QCT on 1 December 2006 for RM 276,000,000 which approximate the fair market value as at 31 December 2006.

A11 MATERIAL EVENTS

There was no material events subsquent to the end of the period 31 December 2006 to the date of this report.

A12 CHANGES IN CONTINGENT LIABILITIES

There is no contingent liabilities to be disclosed.

B1 REVIEW OF PERFORMANCE

QCT recorded a RM 1,972,386 and RM 1,193,634 of revenue and profit before tax respectively for the period ended 31 December 2006.

B2 COMPARISON WITH PRECEDING QUARTER

There was no comparison with preceding quarter as this is the first financial report prepared by QCT.

B3 PROSPECTS

The Manager expects the investment properties of QCT to continue enjoying good occupancy and rentals as the tenancies are mainly long term leases with quality tenants who are mainly subsidiaries of MNCs.

The Manager plans to achieve the key objectives of QCT while seeking additional income growth and enhancement to the value of QCT's properties over time through the following strategies :
a) acquisition growth and portfolio management strategy
b) active asset management strategy
c) capital management strategy

B4 VARIANCES

The unaudited income before taxation for the period was RM 1,193,634 which is close to the RM 1,173,000 per original forecast in the prospectus dated 11 December 2006 (variance of 1.7%), as a result of interest of CPs/MTNs being lower than forecasted, and accruals of certain expenses being higher than forecasted.

B5 TAXATION

Under the Income Tax Act 1967, the income of a real estate investment trust which is equal to an amount of distribution made to unitholders is exempted from income tax at trust level.

A reconciliation of income tax expense applicable to income before taxation at the statutory income tax rate to income tax expense at the effective income tax rate of QCT is as follows:

	current quarter RM	period to date RM
Income tax before taxation	1,193,634	1,193,634
Taxation at Malaysian statutory tax of 28%	334,218	334,218
Expenses not deductible for tax purposes	14,426	14,426
Income exempted from tax	(333,644)	(333,644)
Tax expense for the period	15,000	15,000

B6 PROFITS ON SALE OF INVESTMENTS IN UNQUOTED SECURITIES /PROPERTIES

There was no disposal of investments in unquoted securities during the current quarter and the period todate.

B7 PARTICULARS OF PURCHASE OR DISPOSAL OF INVESTMENT IN QUOTED SECURITIES

There was no purchase or disposal of investment in quoted securities during the current quarter and the period- to-date.

B8 STATUS OF CORPORATE PROPOSAL

there was no corporate proposals in the period -to-date .

B9 BORROWING AND DEBT SECURITIES

	current quarter RM
Proceeds raised from issuance of CPs/MTNs	90,067,992
Less : Transaction costs	839,880
Add: amortisation of interest expense	305,334
	89,533,446

QCT has through its wholly-owned special purpose vehicle, Gandalf Capital Sdn Bhd ,drawndown RM 90,067,992 million from the Commercial Papers / Medium Term Notes (CPs/MTNs) Programme in December 2006 to part finance the acquisition of its initial portfolios of real estate properties .
The Manager is of the opinion that the CPs/MTNs will be available throughout the period. The actual interest/coupon rates for the 6 months period from 1 Dec 2006 was at 4.02% p.a

B10 OFF BALANCE SHEET FINANCIAL INSTRUMENTS

QCT has no financial instruments with off balance sheet risks as at the latest practicable date from the date of issuance of this report thay may materially affect the position or business of QCT.

B11 MATERIAL LITIGATION

There was no pending material litigation as at the latest practicable date from the date of issuance of this report.

B12 INCOME DISTRIBUTION

In line with the new tax transparency regime introduced by the Government through the Finance Act 2004 income distributed to unitholders by the trust is exempt from tax at the trust level. However, unitholders will be taxed at their respective tax rates on the income distributed
. Income distributed to non-resident will be subject to withholding tax .

A provisional income distribution for the quarter has been provided for in the results .
(previous quarter : nil)

Provision:
Distribution per unit 0.4938 sen

Although the income were accrued for the period December 2006, and QCT was listed on 8 January 2007, the distribution is payable to all unitholders as at Book Closure Date .

B13 DISTRIBUTION PER UNIT - PROVISIONAL

	current quarter ended 31/12/2006	year to date ended 31/12/2006
Provision for income distribution (RM)	1,178,634	1,178,634
number of units issued as at 8 Jan 2007	238,691,000	238,691,000
Basic earnings per unit (sen) *	0.4938	0.4938
Distribution per unit (DPU) (sen) **	0.4938	0.4938
Annualised Distribution per unit (DPU) (sen) ***	5.9255	5.9255
Diluted earnings per unit	N/A	N/A

* Basic Earnings per unit is calculated based on the total number of units issued as at 8 January 2007 of 238,691,000 units

** DPU per unit is calculated based on the total number of units issued as at 8 January 2007 of 238,691,000 units

*** Annualised DPU is presented for ease of comparison purpose only.

BY ORDER OF THE BOARD

LEE FONG YONG
COMPANY SECRETARY
Quill Capita Management Sdn Bhd
(Company No: 737252-X)
(As Manager of Quill Capita Trust)
Kuala Lumpur

Dated : 26-Jan-2007

Form Version 2.0

Financial Results

Submitted by QUILL CAPITA TRUST on 26/01/2007 06:25:18 PM
Reference No QC-070123-49576

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Quill Capita Trust**
* Stock name	:	**QCAPITA**
* Stock code	:	**5123**
* Contact person	:	**Lee Fong Yong**
* Designation	:	**Company Secretary , Quill Capita Management Sdn Bhd**

Part A1 : QUARTERLY REPORT

*** Financial Year End**	: **31/12/2006**
*** Quarter**	: ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
*** Quarterly report for the financial period ended**	: **31/12/2006**
*** The figures**	: ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

QCT qtr announcement results 26 Jan 200' QCT qtr announcement notes 26 Jan 200:

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2006**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/12/2006	31/12/2005	31/12/2006	31/12/2005
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	1,972	0	1,972	0
2	Profit/(loss) before tax	1,194	0	1,194	0
3	Profit/(loss) for the period	1,179	0	1,179	0
4	Profit/(loss) attributable to ordinary equity holders of the parent	1,179	0	1,179	0
5	Basic earnings/(loss) per share (sen)	0.49	0.00	0.49	0.00
6	Proposed/Declared dividend per share (sen)	0.49	0.00	0.49	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	0.8000	0.0000

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2006	31/12/2005	31/12/2006	31/12/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	13	0	13	0
2	Gross interest expense	305	0	305	0

Remarks :

Note: The above information is for the Exchange internal use only.

82 - 4507

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by QUILL CAPITA TRUST on 26/01/2007 06:25:37 PM

Reference No QC-070123-48782

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Quill Capita Trust**

* Stock name : **QCAPITA**

* Stock code : **5123**

* Contact person : **Lee Fong Yong**

* Designation : **Company Secretary**

---

* Entitlement date : **13/02/2007**

* Entitlement time : **05:00:00 PM**

* Entitlement subject : **Income Distribution**

* Entitlement description

Income distribution of 0.4938 sen per unit in respect of the financial period ended 31 December 2006 to unitholders as at Book Closure Date

Period of interest payment : to

Financial Year End : **31/12/2006**

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Symphony Share Registrars Sdn Bhd
Level 26 Menara Multi-Purpose
Capital Square
No. 8 Jalan Munshi Abdullah
50100 Kuala Lumpur

Payment date : **28/02/2007**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers : **13/02/2007**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator : ○ Ratio ● **RM** ○ Percentage

* Entitlement in RM (RM) : **0.004938**

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Miscellaneous
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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	29-Jan-2007 07:04:48
Announcement No.	00005

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Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited – "Approval in-principle for the listing of new units"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ARTML.annc.29Jan2007.pdf Total size = **26K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

APPROVAL IN-PRINCIPLE FOR THE LISTING OF NEW UNITS

Ascott Residence Trust Management Limited, as manager of Ascott Residence Trust ("**ART**", and manager of ART, the "**Manager**"), is pleased to announce that approval in-principle has been received from the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") on 26 January 2007 for the listing and quotation on the Main Board of the SGX-ST of new units in ART (the "**New Units**") which are proposed to be issued under an equity fund raising to be carried out by ART (the "**Equity Fund Raising**").

The purpose of the Equity Fund Raising is to raise gross proceeds of up to approximately S$199.0 million in order to, *inter alia*, part finance and re-finance the acquisition of five properties, namely Shoan Heights Serviced Apartment, Melbourne (to be re-branded Somerset Gordon Heights, Melbourne) in Australia, Somerset Azabu East, Tokyo in Japan, Somerset Roppongi, Tokyo in Japan, Oakwood Premier Ayala Center (to be re-branded Ascott Makati) in the Philippines and Somerset Chancellor Court, Ho Chi Minh City in Vietnam and associated costs, with the balance of the proceeds to be utilised for general corporate and working capital purposes.

The SGX-ST's approval in-principle is not an indication of the merits of ART, the units of ART or the Equity Fund Raising.

The circular to unitholders of ART (the "**Unitholders**") for the purpose of seeking their approval for, among other things, the Equity Fund Raising and the placement of New Units to the Ascott Group will be dispatched to Unitholders in due course.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 29 January 2007

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

Note:

IF YOU HAVE ACCESSED THIS DOCUMENT ON A WEBSITE: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in ART.

Neither this Announcement, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The New Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The New Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	29-Jan-2007 07:13:26
Announcement No.	00007

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Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited - "Waiver from Rule 707(2) of the Listing Manual in relation to issuance of annual report"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCTML.annc.29Jan2007.pdf Total size = **88K** (2048K size limit recommended)

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CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

ANNOUNCEMENT

WAIVER FROM RULE 707(2) OF THE LISTING MANUAL IN RELATION TO ISSUANCE OF ANNUAL REPORT

CapitaRetail China Trust Management Limited, as manager of CapitaRetail China Trust ("**CRCT**" and, as manager of CRCT, the "**Manager**"), wishes to announce that Singapore Exchange Securities Trading Limited (the "**SGX-ST**") has, on 26 January 2007, granted a waiver (the "**Waiver**") to CRCT from Rule 707(2) of the Listing Manual of the SGX-ST, which may otherwise require the Manager to issue an annual report of CRCT to unitholders of CRCT ("**Unitholders**") and the SGX-ST in respect of the period from 23 October 2006, being the date of constitution of CRCT, to 31 December 2006 (the "**2006 Financial Period**").

The Waiver was sought by the Manager as:

(a) CRCT was constituted as a private trust only on 23 October 2006 and its investment in its initial property portfolio of seven retail properties (the "**Properties**") located in China (for less than two months prior to 31 December 2006) is too short for the preparation of financial statements to be meaningful to investors in their assessment of CRCT;

(b) the majority of the Properties either commenced operations only recently or had their acquisitions completed only recently, with their income streams accruing only in December 2006. Accordingly, the financial statements in respect of the 2006 Financial Period may be misleading to investors and not meaningful to investors in assessing the financial performance of CRCT; and

(c) for the reasons above, the costs for the preparation and distribution of the annual report for the 2006 Financial Period are not justified.

The first annual report of CRCT will instead be issued in respect of the period from 23 October 2006 to 31 December 2007 as the information in such report will be more reflective of the financial performance of CRCT and be more meaningful to investors in their assessment of CRCT.

In relation to the initial public offering of units in CRCT ("**Units**"), the Sole Financial Adviser was J.P. Morgan (S.E.A.) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A.) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

BY ORDER OF THE BOARD
CapitaRetail China Trust Management Limited
(Company Registration Number 200611176D)
As manager of CapitaRetail China Trust

Michelle Koh
Company Secretary
29 January 2007

Important Notice

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in the Units will be subject to investment risks, including the possible loss of the principal amount invested. Investors will have no right to request that the Manager redeem or purchase the Units while the Units are listed. It is intended that holders of the Units may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	29-Jan-2007 12:43:00
Announcement No.	00026

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Slides "CapitaLand - Update on Singapore Residential Market 2007" to be presented to media during a lunch briefing on 29 January 2007 in Singapore
Description	The attached announcement by CapitaLand Limited on the above matter is for information.
Attachments:	slides.29Jan2007.pdf Total size = **993K** (2048K size limit recommended)

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CapitaLand

Update on Singapore Residential Market 2007



29 January 2007

82 - 4507

Polarisation of Singapore Residential Market
- High-end versus the rest of the market

Recovery in Singapore residential market led by luxury and high-end projects.

Consistently high sales volume and price increases underpinned by strong foreign buying interest

For 2007, distinctive segmentation of the market has emerged, as the pricing gap widens between the high-end projects versus the other developments.



CapitaLand

High-end market
- Two tiers emerging

Enbloc transactions, both past and recent, is estimated to provide a supply pipeline of more than 8,000 units in District 9 and 10 within the next 3 years.





Even within the high-end segment , we see 2 tiers emerging over the next 12 months:

- Super luxury end @above S$3,000 psf on average
- High-end @S$1,800 to S$2,500 psf on average

82 - 4507

CapitaLand

Rest of the market
- Two other segments





Mid-end segment

S$800 – S$1,600 psf on average

Mass market segment

Below S$600 psf on average

CapitaLand

82 - 4507

Segmentation in the residential market (non-landed) - Over the next 12 months


Super luxury end
More than S$3,000 psf on average
High-end
S$1,800 to S$2,500 psf
on average
Mid-end
S$800 to S$1,600 psf on average
Mass market
Below S$600 psf on average

*Based on development's average price

CapitaLand

Performance for 2006 and Plans for 2007

Year	Units Sold	Transacted Value
Year 2005	882	$1.09B
Year 2006	954	$1.23B

For 2007 :

Target to launch about 1,000-1,200 units

Projects ready for launch include Orchard Turn, Dragon View site, Meyer Road site and Silver Tower site

Will continue to work with strategic JV partners, with CapitaLand taking the lead development role

CapitaLand

Strong sales record

	Total no. of units	Unsold units As at end 2006	Percentage of unsold stock
Completed projects	1,392	17	1.2%
Projects under development	1,204	119	9.9%
JV projects under development	1,062	287	27.0%
Total	3,658	423	11.6%

CapitaLand

CapitaLand

Questions & Answers

Q&As

Not enough land?

Question of strategy: Landbanking vs fast asset churn

CapitaLand has a global footprint and our Group business strategy is focused on asset churn, and being asset right.

In line with this strategy, Residential Spore has also emphasised on making our balance sheet work harder for us to achieve greater asset productivity, instead of landbanking. Having said that, we have been selectively buying land for development.

Is Freehold vs Leasehold an issue?

This is really an Asian perception issue.

In today's context, the lines between freehold and leasehold are blurred, especially for the high-end and luxury segment. For this category, what is important is the location of the project, design and value proposition.

For the mid to mass market, a number of restrictions impacting upon leasehold projects (such as CPF withdrawal, mortgage lending, topping up of 99-year leases) have been eased. Hence, the perception of 99-year leasehold projects have also changed.

Q&As

Sand – what are some of the problems expected?

In Singapore, land cost constitutes about 60-80% of total project cost. Construction roughly accounts for 15-25%.

Over the past couple of years, we had anticipated that construction cost would rise. This is part and parcel of business cost and we have already provided for it in our planning. In addition, we had also earlier sealed the construction contracts for all our ongoing projects.

What is your view on the URA price index segmentation?

We have always segmented the market into super luxury, high, mid, mass for our internal planning purposes. There is also a distinction between suburban and urban pricing.

We welcome URA's new price index segmentation as this would give the general public a better understanding of the real estate market movements.

The URA Index also acts as a confirmation of developers' own internal forecast.

Sales update on recent launches (at end 2006)

Project Name	Total no. of units	Units launched	% of launched units sold
The Metropolitan Condominium	382	382	69%
Scotts HighPark	73	37	100%
Citylights	601	447	98%
RiverGate	545	545	78%
RiverEdge	135	135	35%
Varsity Park Condominium	530	530	100%

CapitaLand

CapitaLand

Thank you



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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Jan-2007 12:38:17
Announcement No.	00022

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Extraordinary General Meeting of Unitholders of Ascott Residence Trust
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	ART.Notice.of.EGM.BT.30Jan07.pdf ART.News.Release.EGM.30Jan07.pdf ART.Announcement.Notice.EGM.30Jan07.pdf Total size = **336K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

EXTRAORDINARY GENERAL MEETING OF UNITHOLDERS OF ASCOTT RESIDENCE TRUST

1. Introduction

The Board of Directors of Ascott Residence Trust Management Limited, as manager of Ascott Residence Trust ("**ART**", and the manager of ART, "**Manager**"), wishes to announce that the Manager has today issued a circular (the "**Unitholders' Circular**") to unitholders of ART ("**Unitholders**") setting out, among other things, the details of, and other relevant information pertaining to:

(a) the proposed issue of such number of new units in ART (the "**New Units**") so as to raise gross proceeds of approximately S$199.0 million in the manner described in the Unitholders' Circular (the "**Equity Fund Raising**") in order to, *inter alia*, part finance and re-finance the acquisition of five properties, namely Shoan Heights Serviced Apartment, Melbourne (to be re-branded Somerset Gordon Heights, Melbourne) in Australia, Somerset Azabu East, Tokyo in Japan, Somerset Roppongi, Tokyo in Japan, Oakwood Premier Ayala Center (to be re-branded Ascott Makati), in the Philippines and Somerset Chancellor Court, Ho Chi Minh City in Vietnam (collectively, the "**Target Properties**") and associated costs, with the balance of the proceeds to be utilised for general corporate and working capital purposes, and a consequent adjustment to the distribution period of ART to take into account the Equity Fund Raising;

(b) the proposed placement of New Units to The Ascott Group Limited ("**TAG**") and its subsidiaries (together, the "**Ascott Group**") as part of the Equity Fund Raising to maintain their respective pre-placement unitholdings, in percentage terms (the "**Ascott Group Placement**");

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

(c) the proposed general mandate to be given to the Manager for the issue of up to 50.0 percent of the number of units in ART (the "**Units**") in issue after the Equity Fund Raising (taking into account Units issued pursuant to the Equity Fund Raising), with a sub-limit of 20.0 percent of the number of Units in issue after the Equity Fund Raising (taking into account Units issued pursuant to the Equity Fund Raising) for an issue of Units other than on a pro-rata basis to existing Unitholders, without the prior specific approval of Unitholders in a general meeting, pursuant to Rule 887(1) of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") Listing Manual (the "**Listing Manual**") (the "**General Mandate**"); and

(d) the proposed supplement to the trust deed of ART dated 19 January 2006 (the "**Trust Deed**") relating to the remuneration of DBS Trustee Ltd, in its capacity as trustee of ART (the "**Trustee**") (the "**Trustee Remuneration Supplement**") for the purpose of ensuring consistency with and reflecting the Manager's intention to pay the Trustee remuneration which is based on the value of Deposited Property (as defined in the Trust Deed) rather than Property Values (as defined in the Trust Deed) as well as aligning the remuneration of the Trustee with market practice,

together with a notice of an Extraordinary General Meeting of Unitholders (the "**EGM**") for the purpose of seeking Unitholders' approvals in connection with the above.

The Unitholders' Circular is in the process of being dispatched to Unitholders and the EGM will be held on 23 February 2007 at 3:00 p.m. at STI Auditorium at Level 9, 168 Robinson Road, Capital Tower, Singapore 068912.

2. Extraordinary General Meeting

Unitholders' approvals will be sought at the EGM for the following proposals, the details of which are set out in the Unitholders' Circular:

(a) the issue of New Units under the Equity Fund Raising and the consequent adjustment to the distribution period of ART;

(b) the Ascott Group Placement;

(c) the General Mandate; and

(d) the Trustee Remuneration Supplement.

Unitholders should note that subject to the relevant laws and regulations, the proceeds of the Equity Fund Raising may be used, at the Manager's absolute discretion, to part finance and re-finance all or only some of the Target Acquisitions[1] and/or to acquire any other suitable property or properties for ART

[1] "Target Acquisitions" means 100.0 percent effective interest in Shoan Heights Serviced Apartment, Melbourne (to be re-branded Somerset Gordon Heights, Melbourne) (the "**Australia Target Acquisition**"), 100.0 percent effective interest in Somerset Azabu East, Tokyo, the remaining 60.0 percent beneficiary interest in Somerset Roppongi, Tokyo (together with the acquisition of 100.0 percent effective interest in Somerset Azabu East, Tokyo, the "**Japan Target Acquisitions**"), 100.0 percent effective interest in Oakwood Premier Ayala Center (to be re-branded Ascott Makati), (the "**Philippines**

and/or refinance any other existing borrowings and/or for general corporate and working capital purposes. While the Manager currently intends to apply the proceeds towards, *inter alia*, partially financing and re-financing the Target Acquisitions, the Equity Fund Raising is not subject to or conditional upon completion of all or any of the Target Acquisitions.

3. Equity Fund Raising

The proposed Equity Fund Raising will comprise:

(i) a non-renounceable preferential offering of New Units of one New Unit for every 10 Existing Units[2] held on the Preferential Offering Books Closure Date[3] (fractions of a Unit to be disregarded) to Singapore Registered Unitholders[4] (the "**Preferential Offering**");

(ii) an offering of New Units to retail investors in Singapore through the automated teller machines ("**ATMs**") of DBS Bank Ltd (including ATMs of POSB) on a "first-come, first-served" basis (the "**ATM Offering**"); and

(iii) a placement of New Units to institutional and other investors (the "**Private Placement**"),

DBS Bank Ltd and J.P. Morgan (S.E.A.) Limited (collectively, the "**Joint Lead Managers, Bookrunners and Underwriters**"), have been appointed as the joint lead managers, bookrunners and underwriters for the Equity Fund Raising.

4. Advanced Distribution

ART's policy is to distribute its Distributable Income[5] on a semi-annual basis to Unitholders. However, in conjunction with the Equity Fund Raising, the Manager intends to declare, in lieu of the Scheduled Distribution[6], in respect of the Existing Units, a distribution of the Distributable Income for the period from 1 January 2007 to and including the day immediately prior to the date on which the New Units are issued. The next distribution following the Advanced Distribution[7] will comprise the Distributable Income

---

Target Acquisition") and 40.2 percent effective interest in Somerset Chancellor Court, Ho Chi Minh City (together with the 26.8 percent effective interest acquired in January 2007, the "**Vietnam Target Acquisition**").

2 "**Existing Units**" means the outstanding Units in issue on the day immediately prior to the date on which the New Units are issued

3 "**Preferential Offering Books Closure Date**" means the date on which the Transfer Books and Register of Unitholders will be closed to determine the provisional allocations of Singapore Registered Unitholders under the Preferential Offering.

4 "**Singapore Registered Unitholders**" means Unitholders as at the Preferential Offering Books Closure Date other than those whose registered addresses with The Central Depository (Pte) Limited (the "**CDP**") are outside Singapore, and who have not, at least five Market Days prior to the Preferential Offering Books Closure Date, provided CDP with addresses in Singapore for the service of notices and documents. "**Market Day**" means a day on which the SGX-ST is open for trading in securities.

5 Comprises ART's taxable income and Net Overseas Income as determined to be distributed in accordance with ART's distribution policy. "**Net Overseas Income**" means the consolidated net profits (excluding any gains from the sale of property or shares, as the case may be) after applicable taxes and adjustment for non-cash items, for example depreciation, derived by ART from its properties located outside Singapore.

6 "**Scheduled Distribution**" means the next distribution originally scheduled to take place in respect of ART's Distributable Income for the period from 1 January 2007 to 30 June 2007 for the Existing Units.

7 "**Advanced Distribution**" means the proposed distribution of the Distributable Income for the period from 1 January 2007 to the day immediately prior to the date on which the New Units are issued.

for the period from the day that the New Units are issued to 30 June 2007. Semi-annual distributions will resume thereafter.

The Advanced Distribution is intended to ensure that the Distributable Income derived from investments acquired before the New Units are issued is only distributed in respect of the Existing Units, and is being proposed as a means to ensure fairness to holders of the Existing Units. Under the Advanced Distribution, the Distributable Income up to and including the day immediately preceding the date of issue of the New Units (which, at that point, will be entirely attributable to the Existing Units) will only be distributed in respect of the Existing Units.

5. Waivers

The Manager has sought and obtained a waiver from the SGX-ST from Rule 812(1) of the Listing Manual so as:

(a) to permit the Restricted Placees[8] (such as the Directors, their immediate family members[9] and Substantial Unitholders[10]) to accept their provisional allocations of New Units under the Preferential Offering;

(b) to allow the directors of the Manager and their immediate family to apply for New Units under the ATM Offering subject to the Manager announcing the allotment of the New Units to the Directors and their immediate family members prior to the listing of the New Units;

(c) to permit a placement of New Units to the Ascott Group so as to maintain its pre-placement unitholding, in percentage terms; and

(d) to permit the placement of New Units to companies within the Temasek group of companies ("**Non-Ascott Group/ CapitaLand TLCs**"), including companies in which Temasek Holdings (Private) Limited ("**Temasek**") has an aggregate interest of at least 10.0 percent, but excluding (a) Temasek; (b) the Ascott Group and the subsidiaries and associated companies of the Ascott Group (including the real estate investment trusts or other funds managed by the subsidiaries and associated companies of The Ascott Group Limited); and (c) CapitaLand Limited and the subsidiaries and associated companies of CapitaLand Limited (including the real estate investment trusts or other funds managed by the subsidiaries and associated companies of CapitaLand Limited), under the Private Placement, subject to the following conditions in respect of the waiver from the SGX-ST that (i) the Manager certifies that it is independent of the Non-Ascott Group / CapitaLand TLCs and (ii) the Manager announces any such placement.

---

8 "**Restricted Placees**" means (a) the Directors, and Substantial Unitholders; (b) the spouse, children, adopted children, step-children, siblings and parents of (i) the Directors and (ii) Substantial Unitholders; (c) substantial shareholders, related companies (as defined in Section 6 of the Companies Act, Chapter 50 of Singapore), associated companies and sister companies of the Substantial Unitholders; (d) corporations in which the Directors and the Substantial Unitholders have an aggregate interest of at least 10.0 percent; and (e) any person who, in the opinion of the SGX-ST, falls within categories (a) to (d).

9 This means the spouse, children, adopted children, step-children, siblings and parents of the Directors.

10 "**Substantial Unitholder**" means a Unitholder with interest in one or more Units constituting not less than 5.0 percent of all outstanding Units.

The Manager has also sought and obtained, from the SGX-ST, a conditional waiver from Rule 887(2) of the Listing Manual to base the 50.0 percent and 20.0 percent thresholds of the General Mandate on the number of Units in issue after the Equity Fund Raising (taking into account New Units issued pursuant to the Equity Fund Raising) rather than as at 31 December 2006. The waiver from Rule 887(2) of the Listing Manual is subject to the following conditions:

(i) completion of the Equity Fund Raising within one month from the date of the EGM;

(ii) specific Unitholders' approval being obtained at the EGM for the Equity Fund Raising;

(iii) specific Unitholders' approval being obtained at the EGM for the General Mandate; and

(iv) an immediate announcement being made on SGXNET pursuant to Rule 107 of the Listing Manual.

6. Further Details

Further details of the matters for which Unitholders' approvals are sought are set out in the Unitholders' Circular. An electronic copy of the Unitholders' Circular is available on ART's website at www.ascottreit.com from 10:00 a.m. on 30 January 2007.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 30 January 2007

Note:

IF YOU HAVE ACCESSED THIS DOCUMENT ON A WEBSITE: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in ART.

Neither this Announcement, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The New Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The New Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

FOR IMMEDIATE RELEASE

ASCOTT RESIDENCE TRUST

NEWS RELEASE

ASCOTT RESIDENCE TRUST SEEKS APPROVAL TO RAISE S$199 MILLION FOR LATEST ACQUISITIONS

Annualised distribution per unit[1] expected to increase 9.3 percent in 2007

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

Singapore, 30 January 2007 – Ascott Residence Trust Management Limited (ARTML), as manager of Ascott Residence Trust, will seek the approval of unitholders of ART (the "Unitholders") at an Extraordinary General Meeting (EGM) to raise approximately S$199.0 million to part finance and re-finance the acquisition of five properties (the "Acquisitions"). The five properties are Shoan Heights Serviced Apartment, Melbourne (to be re-branded Somerset Gordon Heights, Melbourne) in Australia, Somerset Azabu East, Tokyo in Japan, the remaining 60.0 percent stake in Somerset Roppongi, Tokyo in Japan, Oakwood Premier Ayala Center (to be re-branded Ascott Makati) in Manila, the Philippines and an effective 67.0 percent stake in Somerset Chancellor Court, Ho Chi Minh City in Vietnam.

The EGM will be held on 23 February 2007 (Friday) at 3:00 p.m. at 168 Robinson Road, Capital Tower, STI Auditorium (Level 9).

During the EGM, Unitholders' approval will be sought for, among other resolutions, the proposed issue of new units in ART (the "New Units") to existing Unitholders and new investors so as to raise gross proceeds of approximately S$199.0 million (the "Equity Fund Raising"). Unitholders' approval will also be sought for the proposed placement of New Units to The Ascott Group Limited and its subsidiaries (the "Ascott Group") to maintain their respective pre-placement unitholdings, in percentage terms.

Upon completion of the Acquisitions and the Equity Fund Raising, Unitholders can expect a higher annualised distribution per unit[1] (DPU) of 7.14 cents in 2007. This is a 9.3 percent increase over the annualised forecast DPU[2] of 6.53 cents in 2007 for the 14 properties in ART's portfolio as at 31 December 2006.

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[1] Based on the assumptions of an illustrative issue price of S$1.70 per New Unit and that 117.1 million New Units are issued under the Equity Fund Raising, as well as other assumptions set out in the Circular. Annualised DPU is based on the nine-month period for the financial year ending 31 December 2007.

[2] Annualised DPU is based on the nine-month period for the financial year ending 31 December 2007.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

The proposed Equity Fund Raising is expected to commence no later than end March 2007 and will comprise:

1) a non-renounceable preferential offering of New Units to Singapore Registered Unitholders[3] of one New Unit for every 10 Existing Units[4] held on the Preferential Offering Books Closure Date[5] (to be announced at a later date) and subject to the rounding mechanism as described in the Circular (the "Preferential Offering");

2) an offering of New Units to retail investors in Singapore through the automated teller machines of DBS Bank Ltd (including POSB) on a "first-come, first-served" basis (the "ATM Offering"); and

3) a placement of New Units to institutional and other investors (the "Private Placement").

The price of the New Units proposed to be issued (the "Issue Price") and the actual proportion of New Units to be issued under the ATM Offering and the Private Placement will be determined closer to the date of commencement of the Equity Fund Raising. The actual number of New Units to be issued will depend on the Issue Price.

DBS Bank Ltd and J.P. Morgan (S.E.A.) Limited have been appointed as the joint lead managers, bookrunners and underwriters for the Equity Fund Raising.

In conjunction with the Equity Fund Raising, ARTML intends to declare, in lieu of the scheduled distribution for ART's distributable income for the period 1 January 2007 to 30 June 2007 for the Existing Units, a distribution of ART's distributable income for the period from 1 January 2007 to and including the day immediately prior to the date on which the New Units are issued (the "Advanced Distribution"). The next distribution following the Advanced Distribution will comprise ART's distributable income for the period from the day that the New Units are issued to 30 June 2007. Semi-annual distributions will resume thereafter.

ARTML's Chairman, Mr Lim Jit Poh said, "The latest acquisitions, each of which is yield-accretive to ART, are expected to increase the distribution per unit (DPU) to Unitholders. We are pleased that investors have already demonstrated their confidence in ART to deliver stable and growing distributions through their positive response to ART's first placement in September 2006 to institutional investors, and as

---

[3] "Singapore Registered Unitholders" means Unitholders as at the Preferential Offering Books Closure Date other than those whose registered addresses with The Central Depository (Pte) Limited (the "CDP") are outside Singapore, and who have not, at least five Market Days prior to the Preferential Offering Books Closure Date, provided CDP with addresses in Singapore for the service of notices and documents. "Market Day" means a day on which the SGX-ST is open for trading in securities.

[4] "Existing Units" means the outstanding Units in issue on the day immediately prior to the date on which the New Units are issued.

[5] "Preferential Offering Books Closure Date" means the date on which the Transfer Books and Register of Unitholders will be closed to determine the provisional allocations of Singapore Registered Unitholders under the Preferential Offering.

demonstrated by the 156 percent appreciation[6] in ART's unit price since listing in March 2006."

"The proposed Equity Fund Raising will also increase ART's free float from the current 29.6 percent to an estimated 37.7 percent[7], and will broaden our investor base to include more retail and institutional investors," added Mr Lim.

Mr Chong Kee Hiong, ARTML's Chief Executive Officer said, "ART's balance of assets in stable as well as emerging markets in the Pan-Asian Region allows us to enjoy diversification across economic cycles. In addition, the acquisition of a serviced residence in Melbourne marks our entry into an established serviced residence market and creates a platform for us to develop a deeper presence in Australia."

Mr Chong added, "These acquisitions will allow ART to take advantage of the growing demand for serviced residences, which is underpinned by the strong economic performance and inflows of foreign direct investment into the Pan-Asian Region. By increasing our presence in Ho Chi Minh City, Manila and Tokyo, we will also be able to enjoy cluster synergies with our other properties in those cities and improve operating efficiencies."

About Ascott Residence Trust

Ascott Residence Trust (ART) is the first Pan-Asian serviced residence real estate investment trust, and was established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the Pan-Asian Region.

Comprising an initial asset portfolio of 12 strategically located properties in seven Pan-Asian cities, ART was listed with an asset size of about S$856 million. Upon completion of the latest acquisitions, ART's portfolio will expand to S$1.2 billion, comprising 18 properties with 2,904 units in ten cities across seven countries.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited (Ascott). Listed on the Main Board of the Singapore Exchange, Ascott is the largest international serviced residence owner-operator outside the United States, with over 18,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. Ascott boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

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[6] Based on the Preferential Offering sale price of S$0.68, and the unit price of S$1.74 as at 29 January 2007.

[7] Based on the assumptions that the Ascott Group maintains its pre-placement unitholding in percentage terms, an illustrative Issue Price of S$1.70 per New Unit and that 117.1 million New Units are issued under the Equity Fund Raising, and other assumptions set out in the Circular, including 0.8 million units to be issued to the Manager prior to the commencement of Equity Fund Raising in respect of management fees and acquisition fees payable in units.

For more information about ART, please visit http://www.ascottreit.com.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com/

For more information, please contact:

Sonia Meyer, Investor Relations and Communications
Tel: (65) 6389 9310 Hp: (65) 9724 8748 Email: sonia.meyer@the-ascott.com

Important Notice

This news release is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units. This news release is qualified in its entirety by, and should be read in conjunction with, the full text of the Circular. Terms not defined in this news release adopt the meanings in the Circular.

An offer information statement in relation to the offer of New Units will be made available when the offer is made, subsequent to approval by the Unitholders for, *inter alia*, the Equity Fund Raising. The Offer Information Statement is expected to be available and a copy may be obtained on request, subject to availability, from the Joint Lead Managers, Bookrunners and Underwriters as may be appointed for the Equity Fund Raising. A potential investor should read the Offer Information Statement before deciding whether to subscribe for or purchase New Units.

The value of the Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the ART Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of ART is not necessarily indicative of the future performance of ART.

Neither this Announcement, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The New Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The New Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Ascott Residence Trust ("**ART**") will be held at the STI Auditorium at Level 9, 168 Robinson Road, Capital Tower, Singapore 068912 on 23 February 2007 at 3:00 p.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions:

EXTRAORDINARY RESOLUTION

1. THE PROPOSED ISSUE OF NEW UNITS IN ART AND A CONSEQUENT ADJUSTMENT TO THE DISTRIBUTION PERIOD OF ART

That:

(a) approval be and is hereby given for ART to offer and issue such number of new units in ART (the "**New Units**") at the Issue Price as described in the circular dated 30 January 2007 (the "**Circular**"), issued by Ascott Residence Trust Management Limited, as manager of ART (the "**Manager**"), to unitholders of ART (the "**Unitholders**"), as would be required to raise gross proceeds of approximately S$199.0 million in the manner described in the Circular (the "**Equity Fund Raising**") and to make the Advanced Distribution (as described in the Circular) as a consequence of the Equity Fund Raising; and

(b) the Manager, any director of the Manager (the "**Director**") and DBS Trustee Limited, as trustee of ART (the "**Trustee**"), be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the Manager, such Director or (as the case may be) the Trustee may consider expedient or necessary or in the interests of ART to give effect to the Equity Fund Raising and to make the Advanced Distribution.

ORDINARY RESOLUTION

2. THE PROPOSED PLACEMENT TO THE ASCOTT GROUP LIMITED AND ITS SUBSIDIARIES

That subject to and contingent upon the passing of Resolution 1:

(a) approval be and is hereby given for the placement of up to such number of New Units to The Ascott Group Limited and its subsidiaries (collectively, the "**Ascott Group**") under the private placement tranche of the Equity Fund Raising, as would be required to maintain their pre-placement unitholdings, in percentage terms; and

(b) the Manager, any Director and the Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the Manager, such Director or (as the case may be) the Trustee may consider expedient or necessary or in the interests of to give effect to such placement of New Units to the Ascott Group.

EXTRAORDINARY RESOLUTION

3. THE PROPOSED GENERAL MANDATE TO ISSUE UNITS

That:

(a) approval be and is hereby given for the general mandate to be given to the Manager pursuant to Rule 887(1) of the Listing Manual issued by Singapore Exchange Securities Trading Limited for the issue of new units in ART ("**Units**") in the financial year ending 31 December 2007, provided that such number of new Units do not exceed 50.0 percent of the number of Units in issue after the Equity Fund Raising (taking into account New Units issued pursuant to the Equity Fund Raising), of which the aggregate number of new Units issued other than on a pro rata basis to existing Unitholders must not be more than 20.0 percent of the number of Units in issue after the Equity Fund Raising (taking into account New Units issued pursuant to the Equity Fund Raising) (the "**General Mandate**"); and

(b) the Manager, any Director and the Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the Manager, such Director or (as the case may be) the Trustee may consider expedient or necessary or in the interests of ART to give effect to the General Mandate.

EXTRAORDINARY RESOLUTION

4. THE PROPOSED SUPPLEMENT TO THE TRUST DEED RELATING TO THE REMUNERATION OF THE TRUSTEE

That:

(a) approval be and is hereby given to supplement Clause 16.2 of the deed of trust dated 19 January 2006 constituting ART for the purpose of reflecting the Manager's intention to pay the Trustee remuneration which is based on the value of Deposited Property (as defined in the Circular) rather than Property Values (as defined in the Circular) (as set out in a fee letter dated 15 November 2005) as well as align the remuneration of the Trustee with market practice (the "**Trustee Remuneration Supplement**"); and

(b) the Manager, any Director and the Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the Manager, such Director or (as the case may be) the Trustee may consider expedient or necessary or in the interests of ART to give effect to the Trustee Remuneration Supplement.

BY ORDER OF THE BOARD
ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(as manager of Ascott Residence Trust)

Doreen Nah
Company Secretary

Singapore
30 January 2007

Notes:

1. A Unitholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a Unitholder.
2. The instrument appointing a proxy must be lodged at the Manager's registered office at 8 Shenton Way #13-01 Temasek Tower Singapore 068811 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DATE OF RELEASE OF 2006 4th QUARTER AND FULL-YEAR FINANCIAL RESULTS

CapitaLand Limited ("CapitaLand") wishes to announce that it will release its financial results for the 4th quarter and full year ended 31 December 2006 on Wednesday, 14 February 2007.

CapitaLand will be holding a presentation for analysts and the media on its financial results at 10.30 am on the same day. A live webcast of the presentation will be available for viewing at www.capitaland.com.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
30 January 2007

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Jan-2007 18:15:05
Announcement No.	00123

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Ascott enters into new joint venture with Mitsubishi Estate Co., Ltd in Japan to own and operate proposed serviced residence, "Citadines Tokyo Shinjuku"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	Ascott.NewsRelease.30Jan07.pdf Ascott.Annc.30Jan07.pdf Total size = **601K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg No. 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

ASCOTT ENTERS INTO NEW JOINT VENTURE WITH MITSUBISHI ESTATE CO., LTD IN JAPAN TO OWN AND OPERATE PROPOSED SERVICED RESIDENCE, "CITADINES TOKYO SHIINJUKU"

The Board of Directors of The Ascott Group Limited ("**Ascott**") wishes to announce that pursuant to a Memorandum of Understanding ("**MOU**") entered into with Mitsubishi Estate Co., Ltd ("**MEC**"), a new *tokutei mokuteki kaisha,* a special purpose company in Japan, known as "**Citadines Shinjuku *tokutei mokuteki kaisha*"**(the "**Citadines Shinjuku TMK**") has been established for the purposes of inter alia, acquiring a freehold property located at No. 28-14 Shinjuku, 1-chome, Tokyo for redevelopment as a serviced residence to be known as "**Citadines Tokyo Shinjuku**" (the "**Project**"). The total investment and development costs of the Project will amount to approximately ¥7.3 billion (S$102.2 million).

Citadines Shinjuku TMK was registered with (i) a total preferred share capital of ¥1.75 billion (S$24.5 million) comprising 35,000 preferred shares of nominal value of ¥50,000 (S$700) each (the "**Preferred Shares**"); and (ii) a total common share capital of ¥100,000 (S$1,400) comprising 4 common shares of a nominal value of ¥25,000 (S$350) each (the "**Common Shares**").

Ascott has, through its indirectly wholly owned subsidiary, Citadines Shinjuku (S) Pte. Ltd. ("**CSPL**"), subscribed for 40 percent of the Preferred Shares and MEC has subscribed for the remaining 60 percent of the Preferred Shares. The 4 Common Shares are presently held by a Japanese *Yugen Sekinin Chukan Houjin*, a special purpose company ("**SPC**"). CSPL will acquire 1 Common Share from SPC whilst MEC will acquire 3 Common Shares from SPC.

Ascott International Management Japan Company Limited, a subsidiary of Ascott, will be appointed to manage, on an exclusive basis, Citadines Tokyo Shinjuku, for a term of 5 years with an option to renew for another 5 years.

Citadines Tokyo Shinjuku, located within Shinjuku, one of the busiest business shopping and entertainment districts in central Tokyo, is a proposed 11-storey building comprising 160 apartments. The property occupies a site area of approximately 901.3 square metres.

The aforesaid investment is in line with Ascott's on-going strategy of investing in quality, yield-accretive assets for incubation and potential injection into Ascott Residence Trust.

The above investment is not expected to have a material impact on the Group's net tangible assets and earnings per share of the Group for the financial year ending 31 December 2007.

None of the Directors or controlling shareholders of Ascott has any interest, direct or indirect, in the aforesaid investment.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
30 January 2007

Note: The exchange rate used in this Announcement is ¥1: S$0.014.

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N° 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT SECURES PRIME SITE IN SHINJUKU, TOKYO WITH JOINT VENTURE PARTNER, MITSUBISHI ESTATE CO LTD

Ascott adds first Citadines to its portfolio of serviced residences in Japan

Singapore, 30 January 2007 – The Ascott Group (Ascott) has signed a Memorandum Of Understanding (MOU) with Mitsubishi Estate Co Ltd (MEC) to acquire a prime site in Shinjuku, one of the busiest business, shopping and entertainment districts in central Tokyo. The acquisition of the site at 28-14 Shinjuku 1-chome, which has an existing office building, will be made with Ascott holding a 40% equity stake in the joint venture company to be set up as part of the MOU, while MEC, a long-standing partner of Ascott, will hold the remaining 60% stake.

The existing office building will be demolished and a 160-unit serviced residence to be named Citadines Tokyo Shinjuku will be built on the site. This will be Ascott's first Citadines-branded serviced residence in Japan. Ascott will invest S$40 million, or 40%, of the total project cost of S$102.2 million, while MEC will invest the remaining balance. Ascott will manage Citadines Tokyo Shinjuku for five years with an option to renew the contract for another five years.

Citadines Tokyo Shinjuku complements Somerset Azabu East and Somerset Roppongi - two existing serviced residences in Tokyo which are owned by Ascott Residence Trust (ART), an associated company of Ascott. With these strategically located properties, Ascott will be able to cater to a wider segment of travellers with varying needs.

Mr Cameron Ong, Ascott's Managing Director and CEO said: "Japan's improving economy, increasing foreign direct investments and buoyant property market present strong growth potential for the serviced residence industry. The current supply of 3,000 serviced residence units in Tokyo is not enough to cater to the growing number of expatriates and travellers to the city. According to the Tokyo Metropolitan Government, the number of registered foreigners is expected to grow at 5% per annum for the next five years."

"The acquisition of the site for Citadines Tokyo Shinjuku is an extension of Ascott's strategy of incubating quality assets for potential investment; with the view to eventually inject yield-accretive properties into ART. Earlier, in September 2006, Ascott divested its 40% stake in Somerset Roppongi to ART, and on 24 January 2006, MEC divested its stakes in Somerset Roppongi and Somerset Azabu East to ART. These initiatives demonstrate The Ascott Group's ability to provide not only a full range of services to our

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GERMANY
INDIA
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
QATAR
VIETNAM

partners but also to have a vehicle for acquisition of assets which have achieved stable yields," added Mr Ong.

Citadines Tokyo Shinjuku

Citadines Tokyo Shinjuku enjoys a prime location close to the Marunouchi and Toei Shinjuku trains stations. Within the vicinity of the property are office towers, various dining outlets including 24-hour restaurants, supermarkets, shopping malls, the Shinjuku Hospital and Shinjuku Gyoen National Garden. The serviced residence is targeted to be opened in the first half of 2009 with studio and one-bedroom units.

With the addition of Citadines Tokyo Shinjuku, Ascott's portfolio in Japan will stand at 303 units in three properties.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 18,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region.

The Group operates three brands –Ascott, Somerset and Citadines. Its portfolio spans 46 cities in 20 countries including London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Hong Kong and Chennai in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's property and hospitality portfolio spans more than 80 cities in 20 countries.

CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall

Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Sandy Leng, Investor Relations
Tel: (65) 6586 7150 Hp: (65) 9018 5168 Email: sandy.leng@the-ascott.com

---

CapitaLand

For Immediate Release
31 January 2007

NEWS RELEASE

CapitaLand appoints Jennie Chua as Chief Strategic Relations Officer

Singapore, January 31, 2007 – CapitaLand Limited announced today the appointment of Ms Jennie Chua as Chief Strategic Relations Officer (CSRO) with effect from February 1, 2007, to augment the management bench strength at corporate office. In her capacity as CSRO, Jennie Chua will deepen the relationships with stakeholders in Singapore and internationally, and oversee the Group's Corporate Social Responsibility initiatives which includes CapitaLand's Hope Foundation. In addition, she will oversee the Group's Corporate Marketing activities to strengthen the CapitaLand brand.

Dr Richard Hu, Chairman, CapitaLand Group, said, "We welcome Jennie to the senior management team at the corporate office, as her considerable experience and network will enhance the various social responsibility and brand reputation initiatives of the Group. CapitaLand has set itself a 2010 vision to be a world-class entrepreneurial, prosperous and lasting company, ranked among the top five real estate companies in Asia, and a leader in innovative real estate products and services. An essential driver for the 2010 vision is the brand reputation of the company as the Group's business units grow their global footprint."

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **31 January 2007**

For more information, please contact:

Harold Woo
SVP, Investor Relations
Tel: 68233 210

Basskaran Nair
SVP, Communications
Tel: 68233 554

82 - 4507

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

APPOINTMENT OF CHIEF INVESTMENT OFFICER

CapitaLand Limited ("CapitaLand") wishes to announce that Mr Kee Teck Koon, Deputy Chairman of CapitaLand's wholly-owned subsidiaries, CapitaLand Commercial and Integrated Development Limited, CapitaLand Retail Limited and CapitaLand Financial Limited, will be appointed as Chief Investment Officer of CapitaLand with effect from 1 February 2007.

The detailed template announcement, pursuant to Rule 704(7) of the Listing Manual, containing the particulars of Mr Kee Teck Koon is being released separately to the Singapore Exchange Securities Trading Limited.

By Order of the Board

Low Sai Choy
Company Secretary
31 January 2007

CapitaLand

For Immediate Release
31 January 2007

NEWS RELEASE

Kee Teck Koon takes on additional role as Chief Investment Officer (CIO)

Singapore, January 31, 2007 – CapitaLand Limited announced today that Mr Kee Teck Koon will be appointed as Chief Investment Officer (CIO), with effect from February 1, 2007, while retaining his present positions as Deputy Chairman of CapitaLand Commercial and Integrated Development Limited (CCIDL), CapitaLand Retail Limited (CRTL) and CapitaLand Financial Limited (CFL). In this capacity, Kee Teck Koon will provide strategic oversight on the whole investment portfolio of the Group as capital productivity is one of the key strategic initiatives of the Group, and as the Group better leverages on its integrated real estate value chain to capitalise on the increasing scale, complexity, and multi-product nature of new investment opportunities.

Dr Richard Hu, Chairman CapitaLand Group, said, "As CapitaLand is now an $18 billion company by market capitalization, and is among the top 10 companies listed on the Singapore Stock Exchange, we continually review the Group's management bench strength to ensure alignment of competencies and performance with the business strategies and goals. As CIO, Kee will ensure better integration and effective capital deployment in the Group's investment activities in Singapore and overseas.

He added, "We can expect such organisational changes and job rotations among the management bench to be an ongoing exercise. This is to ensure that the Group is always well positioned as it strives to attain CapitaLand's 2010 vision - to be a world-class entrepreneurial, prosperous and lasting company, ranked among the top five real estate companies in Asia, and a leader in innovative real estate products and services."

Together with the appointment of Jennie Chua, the Group's Head Office senior management will comprise Liew Mun Leong, President and CEO; Kee Teck Koon, Chief Investment Officer; Tham Kui Seng, Chief Corporate Officer; Olivier Lim, Chief Financial Officer and Jennie Chua as Chief Strategic Relations Officer.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **31 January 2007**

For more information, please contact:

Harold Woo
SVP, Investor Relations
Tel: 68233 210

Basskaran Nair
SVP, Communications
Tel: 68233 554

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Jan-2007 19:07:57
Announcement No.	00156

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Completion of acquisition of a 40-percent interest in Bangalore joint venture company - Somerset Whitefield Property
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.Completion.Of.Acquisition.Bangalore.31Jan07.pdf Total size = **20K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg No: 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

COMPLETION OF ACQUISITION OF A 40-PERCENT INTEREST IN BANGALORE JOINT VENTURE COMPANY – SOMERSET WHITEFIELD PROPERTY

On 7 December 2006, The Ascott Group Limited (the "**Company**") announced that Ascott (Mauritius) Company Limited ("**Ascott Mauritius**") (an indirectly wholly-owned subsidiary of the Company) and Rattha Holding Company Private Limited ("**RHC**"), signed a joint venture agreement ("**JVA**") for the purposes of, inter alia, collaborating in respect of the investment, development and operation of a proposed Somerset property in Bangalore, to be known as Somerset Whitefield.

Under the JVA, Ascott Mauritius will acquire a 40-percent stake in a new joint venture company ("**JV Co**") in India which will own the said Somerset Whitefield property.

The Company is pleased to announce that the acquisition by Ascott Mauritius of a 40-percent interest in the JV Co (to be named "Rattha Somerset Whitefield (Bangalore) Private Limited") has been completed today.

By Order of the Board

Hazel Chew / Doreen Nah
Joint Company Secretaries

Singapore, 31 January 2007

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DISPOSAL OF ENTIRE STAKE IN ASSOCIATED COMPANY, ALPINE RETURN SDN. BHD.

Further to its announcements on 18 January 2006 and 4 December 2006, CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Acegoal Pte. Ltd. ("Acegoal") has obtained unconditional undertakings from United Malayan Land Bhd ("UM Land") and Bolton Berhad ("Bolton") for UM Land and Bolton to acquire in equal portions, its entire stake of 30% (75,000 ordinary shares of RM1 each) in the capital of Alpine Return Sdn. Bhd. ("Alpine Return") for an aggregate cash consideration of RM75,000 (approximately S$32,608) (the "Transaction").

Alpine Return is a private limited company incorporated in Malaysia whose shareholders are Acegoal (30%), UM Land (35%) and Bolton (35%). On 18 January 2006, Alpine Return entered into a Sale & Purchase Agreement with Bolton to purchase eleven parcels of land along Jalan Mayang, Kuala Lumpur, completion being subject to the fulfilment of certain conditions precedent. Completion of the land purchase will take place when UM Land and Bolton are the shareholders of Alpine Return.

The net tangible asset value of Alpine Return which has no physical assets, is RM122,985 (approximately S$53,471) based on its management accounts as at 31 December 2006. The Transaction is expected to be completed by second quarter of 2007.

Upon completion of the Transaction, CapitaLand's indirect interest in Alpine Return will reduce from 37.55% to 10.79% and Alpine Return will cease to be an indirect associated company of CapitaLand.

The Transaction is not expected to have any material impact on the net tangible asset or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the Transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
31 January 2007

END